As filed with the Securities and Exchange Commission on July 24, 2025
1933 Act File No. 333-217181
1940 Act File No. 811-23219
File No. 814-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 FORM N-2
  ☑ REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☐ Pre-Effective Amendment No.
☑ Post-Effective Amendment No. 9
and/or
 ☑ REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
☑ Amendment No. 13
USQ CORE REAL ESTATE FUND
235 Whitehorse Lane, Suite 200
Kennett Square, PA 19348
(484) 731-3101
Agent for Service
G. Keith Downing
235 Whitehorse Lane, Suite 200
Kennett Square, PA 19348
COPIES OF COMMUNICATIONS TO:

G. Keith Downing 235 Whitehorse Lane, Suite 200 Kennett Square, PA 19348	Parker Bridgeport Thompson Hine LLP 41 S. High St. #1700 Columbus, OH 43215
 Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.
☐ Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
☑ Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.
☐ Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
☐ Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.
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It is proposed that this filing will become effective (check appropriate box)
☐ when declared effective pursuant to Section 8(c) of the Securities Act
The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

immediately upon filing pursuant to paragraph (b)

x	on July 29, 2025 pursuant to paragraph (b)

60 days after filing pursuant to paragraph (a)

on (date) pursuant to paragraph (a)
If appropriate, check the following box:
☐ This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].
☐ This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: __.
☐ This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .
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Check each box that appropriately characterizes the Registrant:
☑ Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).
☐ Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
☑ Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
☐ A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
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☐ Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).
☐ If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.
☐ New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

USQ Core Real Estate Fund

Shares of Beneficial Interest
Class I Shares (USQIX)
Prospectus

July 29, 2025

The Fund. The USQ Core Real Estate Fund (the “Fund”) is a Delaware statutory trust that is registered under the Investment Company Act of 1940 (the “1940 Act”) as a non-diversified, closed-end management investment company. The Fund operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act.

Investment Objective. The Fund’s investment objective is to generate a return comprised of both current income and capital appreciation with moderate volatility and low correlation to the broader markets. The Fund’s investment objective is non-fundamental and may be changed by the Fund’s Board of Trustees (the “Board”) without shareholder approval.

Summary of Investment Strategy. The Fund pursues its investment objective by strategically investing across private institutional real estate investment funds (“Private Investment Funds”), and may also invest in a broad set of public real estate securities, including exchange traded funds (“ETFs”), index mutual funds (“Index Funds”) and closed-end funds and mutual funds (collectively with ETFs and Index Funds, “Public Investment Funds”), that invest principally, directly or indirectly, in real estate. It is intended that the majority of the Fund’s total return will be derived from portfolio income with the balance derived from appreciation. Under normal market conditions, the Fund operates as a “fund-of-funds,” and the Adviser executes its investment strategy by investing in a concentrated portfolio of Private Investment Funds, many of which are included in the National Council of Real Estate Investment Fiduciaries Fund Index – Open End Diversified Core Equity (the “NFI-ODCE Index”). The Fund will also invest a portion of assets in Private Investment Funds outside of the NFI-ODCE Index, which the Adviser believes will provide investment returns that are similar to or potentially higher than the Private Investment Funds in the NFI-ODCE Index but are not included in the NFI-ODCE Index because they do not meet the leverage or diversification requirements maintained by NCREIF. The NFI-ODCE Index is not a mutual fund and would not be considered diversified under the 1940 Act. The Fund will invest in Private Investment Funds only to the extent that, on average, the Fund's portfolio of Private Investment Funds meets the investment criteria for the NFI-ODCE Index. In order to maintain liquidity for the Fund’s quarterly repurchase policy and provide diversification, a portion of the Fund’s assets may be invested in any combination of Public Investment Funds and publicly traded securities, money market funds and/or cash and cash equivalents. Under normal circumstances, at least 80% of the Fund’s net assets plus borrowings for investment purposes are invested in real estate securities. The Fund defines “real estate securities” to include: (i) the following types of securities issued by Private Investment Funds and/or Public Investment Funds that invest principally, directly or indirectly, in real estate: common stock, preferred equity, partnership or similar interests, convertible or non-convertible preferred stock, and convertible or non-convertible secured or unsecured debt; (ii) publicly traded real estate investment trusts (“Public REITs”); (iii) non-traded unregistered real estate investment trusts; (iv) mortgage-backed securities; (v) real estate operating companies; and (vi) ETFs, Index Funds, and other investment vehicles such as closed-end funds, mutual funds and unregistered investment funds that invest principally, directly or indirectly, in real estate. The Fund may also invest in high yield securities, commonly referred to as “junk bonds.” For more information, see the “PRINCIPAL INVESTMENT OBJECTIVE, POLICIES AND STRATEGIES” section of this Prospectus.
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Investing in the Fund involves substantial risks, including the risks set forth in the “RISK FACTORS” section of this Prospectus. As a result, the Fund is suitable only for investors who can bear the risks associated with limited liquidity of the Fund and should be viewed as a long-term investment.

Distributions. The Fund’s distribution policy is to make quarterly distributions to shareholders. All or a portion of a distribution may consist solely of a return of capital and not a return of net profit. Shareholders should not confuse a return of capital distributions with “dividend yield,” “profit” or “total return.”

Shares Not Listed on an Exchange. The Fund has no plans to list its shares on any securities exchange, and no secondary market currently exists or will likely develop for Fund shares. This means that you will not be able to freely sell your shares, except through the Fund’s quarterly repurchase offers, discussed below. There is no guarantee that an investor will be able to sell all the shares that the investor desires to sell in the repurchase offer.

The Adviser. The Fund’s investment adviser is Union Square Capital Partners, LLC (the “Adviser”), a registered investment adviser under the Investment Advisers Act of 1940, as amended. The Adviser was formed in October 2016 and registered with the SEC as an investment adviser effective September 2017.

The Offering. Shares of beneficial interest in the Fund (“shares”) are offered for purchase in a continuous offering at their net asset value (“NAV”) per share next determined after an order is accepted, without any load or sales charge. The Fund is authorized as a Delaware statutory trust to issue an unlimited number of shares. The minimum initial investment in the Fund’s Class I Shares is $25,000, with a minimum subsequent investment of $100. Such minimum investment values will be subject to waiver in the Adviser’s sole discretion. If you purchase shares through an intermediary, different minimum account requirements may apply. The Distributor (as defined below) and/or an officer of the Fund or Adviser reserves the right to waive the investment minimums under certain circumstances. The Fund may close at any time to new investments, at the discretion of the Adviser, subject to approval by the Board. During such closings, only the reinvestment of dividends by existing shareholders will be permitted. The Fund’s shares are offered through Quasar Distributors, LLC (the “Distributor”). The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use its best efforts to sell the shares.

Use of Proceeds. The net proceeds of the continuous offering of the Fund’s shares will be invested in accordance with the Fund’s investment objective and policies as soon as practicable after receipt. The Fund’s investments in Private Investment Funds will be made within a period not expected to exceed three months, while any investment in Public Investment Funds, publicly traded securities or money market funds will generally be made on the next business day following receipt of proceeds. No arrangements have been made to place such proceeds in escrow, trust or a similar account. The Fund bears the costs associated with its continuous offering of the Fund’s shares. The estimated expenses of ongoing issuance and distribution for the Fund’s shares are included as Other Expenses under the “SUMMARY OF FUND EXPENSES” section of this Prospectus. Pending investment of the net proceeds in accordance with the Fund’s investment objective and policies, the Fund expects to invest all or a portion of such proceeds in money market funds or high quality short-term debt securities, or hold cash. The Fund may be prevented from achieving its investment objective during any time in which the Fund’s assets are not substantially invested in accordance with its principal investment strategies.

Periodic Offers to Repurchase Shares. The Fund’s shares are not redeemable each business day. Instead, once each quarter, the Fund makes an offer to repurchase a stated amount of the Fund’s outstanding shares (a “Repurchase Offer”). In all cases each Repurchase Offer will be for at least 5% and not more than 25% of the Fund’s outstanding shares, as required by Rule 23c-3 under the 1940 Act. The Fund repurchases shares at a price equal to the NAV per share on the repurchase pricing date. The Fund offers to purchase only a portion of its shares each quarter, and there is no guarantee that investors will be able to sell all of their shares that they desire to sell in any particular Repurchase Offer. If a Repurchase Offer is oversubscribed by shareholders, the Fund will repurchase only a pro rata portion of
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shares tendered by each shareholder. For more details about the Fund’s periodic offers to repurchase shares, see the “PERIODIC OFFERS TO REPURCHASE SHARES” section of this Prospectus.

This Prospectus sets forth important information about the Fund that you should know before investing. You should read it carefully before you invest, and keep it for future reference. Additional information about the Fund is contained in a Statement of Additional Information (“SAI”) dated July 29, 2025, which has been filed with the U.S. Securities and Exchange Commission (“SEC”) and is incorporated by reference into this Prospectus. The SAI’s table of contents is at the end of this Prospectus. The Fund’s financial statements are contained in its Annual and Semi-Annual Reports.

To obtain the SAI, or the Fund’s Annual and Semi-Annual Reports, free of charge, or to make inquiries or request additional information about the Fund, please contact us by telephone toll-free at (833) 877-3863 or by mail at USQ Funds, c/o U.S. Bancorp Fund Services, LLC, doing business as U.S. Bank Global Fund Services, P.O. Box 219252, Kansas City, Missouri 64121-9252. You also may obtain these materials free of charge on the Fund’s website at https://www.usq.com. Reports and other information about the Fund are also available on the EDGAR database on the SEC’s Internet site at https://www.sec.gov.

Neither the SEC nor any state securities commission has approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.
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PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this Prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in the shares. You should read the entire prospectus, including “Risk Factors” before making a decision to invest.

About the Fund
The USQ Core Real Estate Fund (the “Fund”) is a Delaware statutory trust that is registered under the Investment Company Act of 1940 (the “1940 Act”) as a non-diversified, closed-end management investment company. The Fund operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act.

The Fund’s shares are not redeemable each business day. Without a secondary market, shares are not liquid, which means that they are not readily marketable. To provide shareholders with an opportunity to sell their shares at net asset value (“NAV”), the Fund makes quarterly repurchase offers, which are quarterly offers by the Fund to repurchase a designated percentage of the outstanding shares owned by the Fund’s shareholders (“Repurchase Offers”). The Fund offers to purchase only a portion of its shares each quarter, and there is no guarantee that investors will be able to sell all of their shares that they desire to sell in any particular Repurchase Offer. As a result, an investment in the Fund may not be suitable for investors that require liquidity. See “PERIODIC OFFERS TO REPURCHASE SHARES” below.

Investment Objective
The Fund’s investment objective is to generate a return comprised of both current income and capital appreciation with moderate volatility and low correlation to the broader markets. The Fund’s investment objective is non-fundamental and may be changed by the Fund’s Board of Trustees (the “Board”) without shareholder approval.

Principal Investment Strategies of the Fund
The Fund pursues its investment objective by strategically investing across private institutional real estate investment funds (“Private Investment Funds”), and may also invest in a broad set of public real estate securities, including exchange traded funds (“ETFs”), index mutual funds (“Index Funds”), closed-end funds and mutual funds (collectively with ETFs and Index Funds, “Public Investment Funds”), that invest principally, directly or indirectly, in real estate. This approach enables the Adviser to allocate between public and private real estate securities, and allows the Fund to invest across different investment managers and strategies as well as providing investment exposure across property types and geographies. It is intended that the majority of the Fund’s total return will be derived from portfolio income with the balance derived from appreciation.

Under normal circumstances, at least 80% of the Fund’s net assets plus borrowings for investment purposes are invested in real estate securities (as defined below). The Fund executes its investment strategy primarily by seeking to invest in a broad portfolio of real estate securities across two major categories – Private Investment Funds and Public Investment Funds. Under normal market conditions, the Fund operates as a “fund-of-funds,” and the Adviser executes its investment strategy by investing, in a concentrated portfolio of Private Investment Funds, many of which are included in the National Council of Real Estate Investment Fiduciaries Fund Index – Open End Diversified Core Equity. The Fund will also invest a portion of assets in Private Investment Funds outside of the NFI-ODCE Index, which the Adviser believes will provide investment returns that are similar to or potentially higher than the Private Investment Funds in the NFI-ODCE Index but are not included in the NFI-ODCE Index because they do not meet the leverage or diversification requirements maintained by NCREIF. The NFI-ODCE Index is not a mutual fund and would not be considered diversified under the 1940 Act. The Fund will invest in Private Investment Funds only to the extent that, on average, the Fund's portfolio of Private Investment Funds meets the investment criteria for the NFI-ODCE Index. In order to maintain liquidity for the Fund’s quarterly repurchase policy and provide diversification, a portion of the Fund’s assets may be invested in any combination of Public Investment Funds and publicly traded securities, money market funds and/or cash and cash equivalents.

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The Fund may invest in other income producing equity and debt securities, including debt securities of any duration, maturity, or credit quality, including high yield securities, commonly referred to as “junk bonds.”

In certain circumstances or market environments, such as limited availability of suitable investment opportunities, or as a temporary defensive measure in response to adverse market, economic, political or other conditions, the Fund may reduce its investment in real estate securities and hold a larger position in cash or cash equivalents. For more information, see the “ADDITIONAL INFORMATION REGARDING INVESTMENT STRATEGY” section of this Prospectus.

The Fund concentrates its investments in the real estate industry, meaning that under normal circumstances, it invests over 25% of its total assets in real estate securities. The Fund defines “real estate securities” to include: (i) the following types of securities issued by Private Investment Funds and/or Public Investment Funds that invest principally, directly or indirectly, in real estate: common stock, preferred equity, partnership or similar interests, convertible or non-convertible preferred stock, and convertible or non-convertible secured or unsecured debt; (ii) publicly traded real estate investment trusts (“Public REITs”); (iii) non-traded unregistered real estate investment trusts (“Private REITs”); (iv) mortgage-backed securities; (v) real estate operating companies (“REOCs”); and (vi) ETFs, Index Funds and other investment vehicles such as closed-end funds, mutual funds and unregistered investment funds that invest principally, directly or indirectly, in real estate. For purposes of the Fund’s 80% investment policy, the Adviser considers an issuer, including a Private Investment Fund or Public Investment Fund, to be principally invested in real estate if 50% or more of its assets are attributable to ownership, construction, management or sale of real estate.

A number of Private Investment Funds in which the Fund invests charge a performance fee. Shareholders will pay a pro rata share of asset-based and performance fees associated with the Fund’s underlying investments, including its Private Investment Funds, Public Investment Funds, Public REITs, Private REITs, and REOCs (collectively, the “Underlying Funds” and each, an “Underlying Fund”).

Principal Risks of Investing in the Fund

Risks Relating to the Fund’s Investments

Real Estate Industry Concentration Risk. The Fund does not invest in real estate directly, but, because the Fund concentrates its investments in securities of real estate investment trusts (“REITs”) and other real estate industry issuers, its portfolio will be significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a more diversified portfolio. The value of companies engaged in the real estate industry is affected by: (i) changes in general economic and market conditions; (ii) changes in the value of real estate properties; (iii) risks related to local economic conditions, overbuilding and increased competition; (iv) increases in property taxes and operating expenses; (v) changes in zoning laws; (vi) casualty and condemnation losses; (vii) variations in rental income, neighborhood values or the appeal of property to tenants; (viii) the availability of financing and (ix) changes in interest rates and leverage. There are also special risks associated with particular real estate sectors, or real estate operations generally. To the extent that a significant portion of the Fund is invested directly or indirectly in real estate located in a particular geographic region or in a particular property type, the Fund is subject to greater risks of adverse developments specific to that geographic region or property type.

Development Issues. Real estate development companies are affected by construction delays and insufficient tenant demand to occupy newly developed properties.

Lack of Insurance. Certain of the companies in the Fund’s portfolio may fail to carry comprehensive liability, fire, flood, wind or earthquake extended coverage and rental loss insurance, or insurance in place may be subject to various policy specifications, limits and deductibles.

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Dependence on Tenants. The ability of real estate companies to make distributions to shareholders depends upon the ability of the tenants at their properties to generate enough income in excess of tenant operating expenses to make their lease payments.

Financial Leverage. Real estate companies may be highly leveraged and financial covenants may affect the ability of real estate companies to operate effectively.

Environmental Issues. Property owners could face substantial risk of loss from claims based on environmental problems associated with real estate underlying the Fund's investments. For example, owners of properties that may contain hazardous or toxic substances may be responsible for removal or remediation costs. Furthermore, changes in environmental laws or in the environmental condition of an asset may create liabilities that did not exist at the time of the acquisition of the real property and that could not have been foreseen.

Interest Rate Risk. Rising interest rates generally cause the value of the Fund’s portfolio to decline, as the price of a debt security typically falls when interest rates rise, and securities with longer maturities tend to be more sensitive to interest rate changes than those with shorter maturities. Rising interest rates could result in higher costs of capital for real estate companies, which could negatively impact a real estate company’s ability to meet its payment obligations. Additionally, real estate companies may use leverage (and some may be highly leveraged), which increases investment risk and the risks normally associated with debt financing and could adversely affect a real estate company’s operations and market value in periods of rising interest rates. Increases in interest rates also typically lower the present value of a REIT’s future earnings stream, and may make financing property purchases and improvements more costly. The risks associated with rising interest rates may be greatly heightened in view of the US Federal Reserve Bank’s decision to raise the federal funds rate from historic lows, and may continue to raise interest rates if considered necessary to reduce inflation to acceptable levels.

Credit Risk. Issuers of debt securities may not make scheduled interest and principal payments, resulting in losses to the Fund. In addition, the credit quality of securities held may be lowered if an issuer’s financial condition changes. High yield debt securities involve greater risk of a complete loss of the Fund’s investment, or delays of interest and principal payments, than higher-quality debt securities.

Mortgage-Backed Securities Risk. Mortgage-backed securities represent an interest in a pool of mortgages. Mortgage-backed securities differ from conventional debt securities because principal is paid back over the life of the security rather than at maturity. In addition to the risks of debt securities generally, including credit and interest rate risk, mortgage-backed securities are also subject to prepayment risk (i.e., the risk that a borrower will pay back the principal earlier than expected, reducing the amount of interest paid over the life of the mortgage) and extension risk (i.e., the risk that the issuer of a debt instrument will pay back the principal later than expected, resulting in an increase in the effective maturity of the mortgage and a decrease in the value of the investment).

REIT Risk. Share prices of REITs typically decline because of adverse developments affecting the real estate industry and real property values. In general, real estate values are affected by a variety of factors, including supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties. Qualification as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”) in any particular year is a complex analysis that depends on a number of factors. There can be no assurance that an entity in which the Fund invests with the expectation that it will be taxed as a REIT will, in fact, qualify as a REIT. An entity that fails to qualify as a REIT would be taxed as a corporation, and thus, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity. Dividends paid by REITs may not receive preferential tax treatment afforded other dividends.

REOC Risk. REOCs, like REITs, expose the Fund to the risks of the real estate market. These risks can include fluctuations in the value of underlying properties; destruction of underlying properties; defaults by borrowers or tenants; market saturation; changes
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in general and local economic conditions; decreases in market rates for rents; increases in vacancies; competition; property taxes; capital expenditures or operating expenses; and other economic, political, or regulatory occurrences affecting the real estate industry. REOCs are also affected by risks similar to investments in debt securities, including changes in interest rates and the quality of credit extended. REOCs require specialized management and pay management expenses; may have less trading volume; may be subject to more abrupt or erratic price movements than the overall securities markets; and may invest in a limited number of properties, in a narrow geographic area, or in a single property type which increase the risk that the portfolio could be unfavorably affected by the poor performance of a single investment or investment type. In addition, defaults on or sales of investments that the REOC holds generally reduce the cash flow needed to make distributions to investors.

Underlying Funds Risk. The Underlying Funds in which the Fund invests are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. As a result, the cost of investing in the Fund will be higher than the cost of investing directly in the Underlying Funds and also may be higher than other funds that invest directly in securities. The Underlying Funds are subject to specific risks, depending on the nature of the specific Underlying Fund. The Fund’s performance depends in part upon the performance of the Underlying Fund managers and selected strategies, the adherence by such Underlying Fund managers to such selected strategies, the instruments used by such Underlying Fund managers and the Adviser’s ability to select Underlying Fund managers and strategies and effectively allocate Fund assets among them. Investments in ETFs and closed-end funds cause the Fund to incur brokerage expenses. Additionally, the market value of shares of Underlying Funds that are closed-end funds may differ from their net asset value. This difference in price may be due to the fact that the supply and demand in the market for fund shares at any point in time is not always identical to the supply and demand in the market for the underlying basket of securities. Separately, Index Fund returns are typically lower than their respective index because of fees and expenses and are subject to investment strategy induced tracking risk.

Use of Leverage by Underlying Funds. The Underlying Funds in which the Fund invests may utilize financial leverage, subject to the limitations of their charters and operative documents. In the case of Private Investment Funds, such funds are not subject to the limitations imposed by the 1940 Act regarding the use of leverage with respect to which registered investment companies, including the Fund, are subject. Leverage by Underlying Funds has the effect of potentially increasing losses.

Private Investment Fund Risk. The Fund’s investments in Private Investment Funds require it to bear a pro rata share of the vehicles’ expenses, including management and performance fees. The fees the Fund pays to invest in a Private Investment Fund may be higher than if the manager of the Private Investment Fund managed the Fund’s assets directly. The performance fees paid by certain Private Investment Funds potentially create an incentive for its manager to make investments that are riskier and/or more speculative than those it might have made in the absence of a performance fee. Furthermore, Private Investment Funds, like the other Underlying Funds in which the Fund may invest, are subject to specific risks, depending on the nature of the vehicle, including the frequency and amount of redemptions paid to the Fund, and also may employ leverage such that their returns are more than one times that of their benchmark which could amplify losses suffered by the Fund when compared to unleveraged investments. With respect to the frequency and amounts of redemptions paid to the Fund, there is no guarantee that the Fund will be paid all or any of the redemption amount at the time requested. Further, each of the Private Investment Funds can suspend redemptions or pay a pro-rata portion of redemption requests if the general partner or its respective board deems it in the best interest of its shareholders. Shareholders of Private Investment Funds are not entitled to the protections of the 1940 Act. For example, Private Investment Funds need not have independent boards, shareholder approval of advisory contracts may not be required, the funds may leverage to an unlimited extent, and the funds may engage in joint transactions with affiliates. The majority of Private Investment Funds permit redemptions only quarterly (the others are more frequent) and these withdrawal limitations restrict the Adviser’s ability to terminate investments in Private Investment Funds. If values are falling, the Fund may not be able to sell its Private Investment Funds and the value of Fund shares will decline. These characteristics present additional risks for shareholders.

Valuation of Private Investment Funds. Private Investment Funds are not publicly traded. Accordingly, the Adviser may consider information provided by the institutional asset manager to determine the estimated value of the Fund’s investment therein. The
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valuation provided by an institutional asset manager as of a specific date may vary from the actual sale price that may be obtained if such investment were sold to a third party, if a secondary market for such investment existed. For information about the value of the Fund’s investment in Private Investment Funds, the Adviser will be dependent on information provided by the Private Investment Funds, including quarterly unaudited financial statements which if inaccurate could adversely affect the Adviser’s ability to value accurately the Fund’s shares. Accordingly, there can be no assurance that the stated NAV of the Fund, as calculated based on such information, will be accurate on any given date, nor can there be any assurance that the sale of any property would be at a price equivalent to the last estimated value of such property. Further, the NAV of the Fund, as determined based on the fair value of its investments in Private Investment Funds, may vary from the amount the Fund would realize on the withdrawal of its investments from the Private Investment Funds. Such discrepancies can result in shareholders experiencing a windfall or shortfall, or dilution of their interest in the Fund.

Preferred Securities Risk. Preferred securities are subject to credit risk and interest rate risk. Additionally, holders of preferred securities may not receive dividends, or the payment can be deferred for some period of time. In bankruptcy, creditors are generally paid before the holders of preferred securities.

Convertible Securities Risk. Convertible securities are typically issued as bonds or preferred shares with the option to convert to equities. As a result, convertible securities are a hybrid that have characteristics of both bonds and common stocks and are subject to risks associated with both debt securities and equity securities. The market value of bonds and preferred shares tend to decline as interest rates increase. Fixed income and preferred securities also are subject to credit risk. Convertible securities may have characteristics similar to common stocks especially when their conversion value is higher than their value as a bond. Stock prices in general may decline over short or even extended periods of time. Additionally, the value of the embedded conversion option may be difficult to value and evaluate because the option does not trade separately from the convertible security.

Other Risks of Investing in the Fund

Health Crisis Risk. The global pandemic outbreak of an infectious respiratory illness caused by a novel coronavirus known as COVID-19 has resulted in substantial market volatility and global business disruption, impacting the global economy and the financial health of individual companies in significant and unforeseen ways. The duration and future impact of COVID-19 are currently unknown, which may exacerbate other types of risks that apply to the Fund and negatively impact Fund performance and the value of your investment in the Fund. For example, as a result of the COVID-19 pandemic, during some periods most of the Private Investment Funds experienced an increase in redemption requests as investors sought to raise cash and rebalance their portfolios and some Private Investment Funds temporarily suspended their redemption payout while others paid out a pro-rata portion of redemption requests.

Geopolitical Event Risk. Global tensions, particularly between Russia, the U.S. and a number of European states, have heightened significantly as a result of Russia’s invasion of Ukraine, and the escalation of hostilities between the two countries. The broader geopolitical and economic consequences of the invasion are difficult to predict. While it is too early to determine what impact the escalation of the conflict will have on economic growth and real estate markets across Europe and elsewhere, continued, and any further escalation of, hostilities could result in elevated geopolitical instability, additional trade restrictions (including retaliatory actions taken by Russia in response to sanctions and other restrictive measures imposed against it), disruptions to global supply chains, increases in energy prices with flow-on global inflationary impacts, adverse impacts on markets and a downturn in the global economy. Such events, and other related events, may exacerbate other types of risks that apply to the Fund and negatively impact Fund performance and the value of your investment in the Fund.

Minimal Capitalization Risk. The Fund is not obligated to raise any specific amount of capital pursuant to this offering. There is a risk that the amount of capital actually raised by the Fund through the offering of its shares may be insufficient to continue operations or to allow the Fund to realize its investment objective. An inability to raise sufficient capital may adversely affect the Fund’s financial condition, liquidity and results of operations, as well as its compliance with regulatory requirements. Further, if
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the Fund fails to achieve its estimated size and the Fund’s expense limitation agreement with the Adviser is terminated, expenses will be higher than expected.

Delayed Use of Proceeds Risk. Pending investment of the net proceeds in accordance with the Fund’s investment objective and policies, the Fund expects to invest all or a portion of such proceeds in money market funds or high quality short-term debt securities, or hold cash. The Fund may be prevented from achieving its investment objective during any time in which the Fund’s assets are not substantially invested in accordance with its principal investment strategies.

Allocation Risk. The ability of the Fund to achieve its investment objective depends, in part, on the ability of the Adviser to allocate effectively the Fund’s assets among the various Private Investment Funds, Public Investment Funds, Public REITs, Private REITs, and REOCs in which the Fund invests and, with respect to each such asset class, among equity and fixed income securities. There can be no assurance that the actual allocations will be effective in achieving the Fund’s investment objective or delivering positive returns.

Lack of Control Over Private Investment Funds and Other Portfolio Investments. Once the Adviser has selected a Private Investment Fund, Public Investment Fund, Private REIT or Public REIT, the Adviser will have no control over the investment decisions made by any such Underlying Fund, although the Fund and the Adviser will evaluate regularly each Underlying Fund and its manager to determine whether their respective investment programs are consistent with the Fund’s investment objective. Even though the Underlying Funds are subject to certain constraints, the managers may change aspects of their investment strategies. The managers may do so at any time (for example, such change may occur immediately after providing the Adviser with the quarterly unaudited financial information for a Private Investment Fund). The Adviser may reallocate the Fund’s investments among the Underlying Funds, but the Adviser’s ability to do so may be constrained by the withdrawal limitations imposed by the Underlying Funds, which may prevent the Fund from reacting rapidly to market changes should an Underlying Fund fail to effect portfolio changes consistent with such market changes and the demands of the Adviser. Such withdrawal limitations may also restrict the Adviser’s ability to terminate investments in Underlying Funds that are poorly performing or have otherwise had adverse changes. The Adviser will be dependent on information provided by the Underlying Fund, including quarterly unaudited financial statements, which if inaccurate, could adversely affect the Adviser’s ability to manage the Fund’s investment portfolio in accordance with its investment objective. By investing in the Fund, a shareholder will not be deemed to be an investor in any Underlying Fund and will not have the ability to exercise any rights attributable to an investor in any such Underlying Fund related to their investment. In addition, shareholders in the Fund shall not be entitled to rely upon any written or oral information from any Underlying Fund, Underlying Fund manager or their respective affiliates.

Issuer and Non-Diversification Risk. The value of a specific security can perform differently from the market as a whole for reasons related to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s properties and services. Because the Fund is non-diversified, its performance may be more sensitive to the negative performance of an issuer in its portfolio than a diversified fund.

Liquidity Risk. Your investment in the Fund may be illiquid. Unlike traditional listed closed-end funds, the Fund has not listed its shares for trading on any securities exchange. There is no secondary market for the Fund’s shares and the Adviser does not expect that a secondary market will develop. Limited liquidity is provided to shareholders only through the Fund’s quarterly Repurchase Offers for no less than 5% of the Fund’s shares outstanding at NAV. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly Repurchase Offer. The Fund’s investments also are subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations.

Management Risk. The judgments of the Adviser regarding the attractiveness, value and potential appreciation of a particular real estate segment and securities in which the Fund invests may prove to be incorrect and may not produce the desired results.
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Market Risk. An investment in the Fund’s shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in the Fund’s shares represents an indirect investment in the securities owned by the Fund. The value of these securities may move up or down, sometimes rapidly and unpredictably. The market value of the Fund’s investments may move up or down, sometimes rapidly and unpredictably. These fluctuations may cause an investment to be worth less than the price originally paid for it, or less than it was worth at an earlier time. Market risk may affect a single issuer, industry, sector of the economy or the market as a whole. U.S. and international markets have experienced, and may continue to experience, volatility, which may increase risks associated with an investment in the Fund. Certain social, political, economic, environmental and other conditions and events (such as natural disasters and weather-related phenomena generally, epidemics and pandemics such as COVID-19, war, terrorism, conflicts and social unrest) may adversely interrupt the global economy and result in prolonged periods of significant market volatility. The market value of securities in which the Fund invests is based upon the market’s perception of value and is not necessarily an objective measure of the securities’ value. In some cases, for example, the stock prices of individual companies have been negatively impacted even though there may be little or no apparent degradation in the financial condition or prospects of the issuers. Similarly, the debt markets have experienced substantially lower valuations, reduced liquidity, price volatility, credit downgrades, increased likelihood of default, and valuation difficulties. As a result of this significant volatility, many of the following risks associated with an investment in the Fund may be increased. Continuing market volatility may have adverse effects on the Fund.

Not a Complete Investment Program. An investment in the Fund should not be considered a complete investment program. Each investor should take into account the Fund’s investment objective and other characteristics, as well as the investor’s other investments, when considering an investment in the Fund.

Correlation Risk. The Fund seeks to produce returns that are less correlated to the broader financial markets. Although the prices of equity securities and fixed income securities, as well as other asset classes, often rise and fall at different times so that a fall in the price of one may be offset by a rise in the price of the other, in down markets the prices of these securities and asset classes can also fall in tandem. Because the Fund allocates its investments among different real estate asset classes, the Fund is subject to correlation risk.

Repurchase Offer Risk. The Fund’s NAV may decline as a result of the Fund’s having to hold additional cash and/or sell portfolio securities to raise cash in order to repurchase its shares in a Repurchase Offer. Selling portfolio securities may cause the market prices of these securities and hence the Fund’s NAV to decline. If such a decline occurs, the Fund cannot predict its magnitude or whether such a decline would be temporary or continue until or beyond the date that is the deadline to tender shares for a given Repurchase Offer. Because the price per share to be paid in the Repurchase Offer will depend upon the NAV per share as determined on the actual pricing date, the sales proceeds received by tendering shareholders would be reduced if the decline continued until the actual pricing date. In addition, the sale of portfolio securities will increase the Fund’s transaction expenses and the Fund may receive proceeds from the sale of portfolio securities that are less than their valuations by the Fund. During the Repurchase Offer period, the Fund may be unable to sell liquid portfolio securities it would otherwise choose to sell during the period. The Fund is required to maintain liquid assets (including through access to a line of credit) equal to at least the number of shares that the Fund will offer to repurchase between 5% and 25% of the Fund’s shares outstanding, as required by Rule 23c-3 under the 1940 Act. Accordingly, due to a Repurchase Offer, the Fund’s NAV per share may decline more than it otherwise might, thereby reducing the amount of proceeds received by tendering shareholders and the NAV per share for non-tendering shareholders. In addition, shareholders may not be able to liquidate all shares of the Fund they have tendered during a Repurchase Offer if the total amount of shares tendered by shareholders exceeds the number of shares that the Fund has offered to repurchase. If a Repurchase Offer is oversubscribed by shareholders, the Fund will repurchase only a pro rata portion of shares tendered by each shareholder. Therefore, the Fund is designed primarily for long-term investors.

Distribution Policy Risk. The Fund’s distribution policy is to make quarterly distributions to shareholders. All or a portion of a distribution may consist solely of a return of capital (i.e., from your original investment) and not a return of net profit.
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Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares. Shareholders should not confuse a return of capital distribution with “dividend yield,” “profit” or “total return.”

Borrowing and Leverage Risk: The Fund is permitted to use leverage by borrowing. Leverage is a speculative technique that exposes the Fund to greater risk and increased costs than if it were not implemented. There is no guarantee that the Fund will use leverage in the future, or that the Fund’s leveraging strategy will be successful. Increases and decreases in the value of the Fund’s portfolio will be magnified when the Fund uses leverage. As a result, leverage may cause greater volatility in the Fund’s NAV, market price and the level of the Fund’s distributions. Also, if the Fund is utilizing leverage, a decline in NAV could affect the ability of the Fund to make distributions and such a failure to make distributions could result in the Fund ceasing to qualify as a regulated investment company under the Code. The Fund will also have to pay interest on its leverage, which may reduce the return on Fund shares. This interest expense may be greater than the Fund’s return on the underlying investment.

Possible Risk of Conflicts

Possible Competition Between Underlying Funds and Between the Fund and the Underlying Funds. The Underlying Funds trade independently of each other and may pursue investment strategies that “compete” with each other for execution or that cause the Fund to participate in positions that offset each other (in which case the Fund would bear its pro rata share of commissions and fees without the potential for a profit). Also, the Fund’s investments in any particular Underlying Fund could increase the level of competition for the same trades that other Underlying Funds might otherwise make, including the priorities of order entry. This could make it difficult or impossible to take or liquidate a position in a particular security at a price consistent with the Adviser’s strategy.

Investor Suitability
An investment in the Fund involves substantial risks and may not be suitable for all investors. An investment in the Fund is suitable only for sophisticated, long-term investors who can bear the risks associated with the limited liquidity of the Fund’s shares and should be viewed as a long-term investment. Before making an investment decision, prospective investors and their financial advisers should (i) consider the suitability of an investment in the Fund with respect to the investor’s investment objective and personal situation, and (ii) consider factors such as personal net worth, income, age, risk tolerance and liquidity needs.

Tax Information
The Fund’s distributions are taxable, and generally will be taxed as ordinary income, capital gains, or some combination of both, unless you are investing through a tax-advantaged arrangement, such as a 401(k) plan or an individual retirement account. Withdrawals from such tax- advantaged arrangements may be subject to tax.

Payments to Broker-Dealers and Other Financial Intermediaries
If you purchase Fund shares through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s website for more information.

Temporary Defensive Positions
The Fund is permitted to invest all or a portion of its assets in certain short-term investments, including money market funds or high quality short-term debt securities, or to hold cash during adverse market, economic, political or other conditions in order to protect the value of its assets or maintain liquidity. The Fund may not achieve its investment objective to the extent that it engages in such a temporary defensive strategy.

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Portfolio Turnover
Generally, the Fund will not invest for short-term trading purposes. The Fund’s annual portfolio turnover rate shows changes in portfolio investments. Buying and selling securities generally involves expenses to the Fund, such as broker commissions and other transaction costs. A high turnover rate (100% or more) in any year will result in higher transaction costs to the Fund and could generate taxes for shareholders on realized investment gains. Frequent buying and selling of securities could result in the distribution of short-term capital gains that are taxed at ordinary income rates, rather than long-term capital gains that are taxed at a more favorable rate. The trading costs and tax consequences associated with the Fund’s portfolio turnover may affect its overall investment performance.

The Fund cannot accurately predict future annual portfolio turnover rates. The Fund’s portfolio turnover rate may vary substantially from year-to-year since portfolio adjustments are made when conditions affecting relevant markets, particular industries or individual issues warrant such adjustments. The Fund’s portfolio turnover rate for the fiscal year ended March 31, 2025 was 0.03%.

Disclosure of Portfolio Holdings
A description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio holdings is available in the Fund’s SAI.
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SUMMARY OF FUND EXPENSES

Fees and Expenses of the Fund
The following table describes the fees and expenses that you may pay if you buy and hold shares of the Fund:

Shareholder Transaction Expenses	Class I
Maximum Sales Load (as a percentage of offering price)	None
Repurchase Fee	None
Contingent Deferred Sales Charge	None
Annual Expenses (as a percentage of net assets attributable to common shares)
Management Fees	0.65%
Interest Payments on Borrowed Funds	0.72%
Other Expenses	0.48%
Shareholder Servicing Expenses	0.11%
Distribution Fees	None
Remaining Other Expenses	0.37%
Total Annual Expenses	1.85%
Fee Waiver and Expense Reimbursement [1]	(0.17)%
Total Annual Expenses (after fee waiver and reimbursement)	1.68%
1The Adviser has contractually agreed to waive its advisory fees and/or assume expenses otherwise payable by the Fund to the extent necessary to ensure that Total Annual Expenses for Class I (excluding taxes, interest, trading costs, Acquired Fund Fees and Expenses (“AFFE”), distribution fees, and shareholder servicing expenses) do not exceed 0.85% of average daily net assets (the “Expense Limitation Agreement”). The Expense Limitation Agreement will continue indefinitely until revised or terminated by mutual agreement by the Fund and the Adviser, with the consent of the Board. Under the Expense Limitation Agreement, the Adviser may request and receive reimbursement from the Fund for advisory fees waived or other expenses reimbursed by the Adviser pursuant to the Expense Limitation Agreement at a date not to exceed three years from the month in which the corresponding waiver or reimbursement to the Fund was made. However, no reimbursement may be made unless the total annual expense ratio of the class making such reimbursement is no higher than the amount of the expense limitation that was in place at the time the Adviser waived the fees or reimbursed the expenses and does not cause the expense ratio to exceed the current expense limitation.

Example
The following Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $1,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example reflects adjustments made to the Fund’s operating expenses due to the Expense Limitation Agreement for the 1 Year period only. Open-end mutual funds present this example information with respect to investments of $10,000, rather than investments of $1,000, as presented below for this closed-end, interval fund. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class I	$17	$57	$98	$216

FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the Fund’s financial performance. The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been derived from the Fund’s financial statements, which have been audited by Cohen & Company, Ltd., an independent registered public accounting firm, whose report, along with this information and additional Fund performance and portfolio information, appears in the Fund’s Annual Report for the year ended March 31, 2025. To request the Fund’s Annual Report, please call (833) 877-3863.
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USQ Core Real Estate Fund - Class I					Financial Highlights
For a Share Outstanding Throughout the Years or Period Presented

	Year Ended March 31, 2025	Year Ended March 31, 2024	Year Ended March 31, 2023	Year Ended March 31, 2022	Year Ended March 31, 2021	Year Ended March 31, 2020	Year Ended March 31, 2019	For the Period From September 27, 2017(7) through March 31, 2018
Net Asset Value, Beginning of Year (1)	$23.07	$27.67	$29.86	$24.81	$25.56	$25.65	$25.08	$25.00

Income from Investment Operations
Net investment income/(loss)(2)	(0.24)	(0.13)	(0.02)	(0.11)	0.01	0.02	0.60	0.07
Net realized and unrealized gain/(loss) on investments	0.05	(3.45)	(0.97)	6.25	0.24	0.93	1.00	0.58
Total income/(loss) from investment operations	(0.19)	(3.58)	(0.99)	6.14	0.25	0.95	1.60	0.65

Distributions to Shareholders
From net investment income	—	(0.15)	(0.37)	(0.11)	(0.15)	(0.36)	(0.44)	(0.57)
From return of capital	(0.90)	(0.87)	(0.83)	(0.98)	(0.85)	(0.68)	(0.59)	-
Total distributions	(0.90)	(1.02)	(1.20)	(1.09)	(1.00)	(1.04)	(1.03)	(0.57)
Increase/(Decrease) in Net Asset Value	(1.09)	(4.60)	(2.19)	5.05	(0.75)	(0.09)	0.57	0.08
Net Asset Value, End of Year (1)	$21.98	$23.07	$27.67	$29.86	$24.81	$25.56	$25.65	$25.08

Total Return (1)(3)	(0.81)%	(13.19)%	(3.53)%	25.29%	0.88%	4.00%	6.47%	2.62%(5)

Supplemental Data and Ratios
Net assets, end of year (000s)	$222,102	$147,814	$201,147	$189,503	$81,148	$49,646	$30,391	$26,735

Ratio of expenses to average net assets, including interest expense, before waiver(4)	1.85%	1.39%	N/A	N/A	N/A	N/A	N/A	N/A
Ratio of expenses to average net assets, including interest expense, after waiver(4)(6)	1.68%	1.16%	N/A	N/A	N/A	N/A	N/A	N/A
Ratio of expenses to average net assets, excluding interest expense, before waiver(4)(6)	1.13%	1.16%	1.08%	1.31%	1.83%	2.34%	2.94%	3.62%
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Ratio of expenses to average net assets, excluding interest expense, after waiver(4)(6)	0.96%	0.94%	0.92%	0.91%	0.89%	0.87%	0.85%	0.85%
Ratio of net investment income to average net assets, before waiver(4)(6)	(1.22)%	(0.71)%	(0.23)%	(0.79)%	(0.93)%	(1.38)%	0.25%	(2.22)%
Ratio of net investment income to average net assets, after waiver(4)(6)	(1.06)%	(0.49)%	(0.07)%	(0.39)%	0.02%	0.09%	2.34%	0.55%

Portfolio turnover rate	0.03%	1.09%	4.12%	0.13%	5.35%	1.54%	10%	24%(5)

(1)	Includes adjustments in accordance with accounting principles generally accepted in the United States and, consequently, the net asset value for financial reporting purposes and returns based upon those net asset values may differ from the net asset values and returns for shareholder transactions.
(2)	Calculated using the average shares method.
(3)	Total returns shown are historical in nature and assume changes in share price and reinvestment of dividends and capital gains distributions, if any. Had the Adviser not waived/reimbursed a portion of Fund expenses, total returns would have been lower.
(4)	Ratios do not include expenses of underlying private investment funds in which the Fund invests.
(5)	Not annualized.
(6)	All income and expenses are annualized for periods less than one full year.
(7)	Commencement of Operations.

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PRINCIPAL INVESTMENT OBJECTIVE, POLICIES AND STRATEGIES

Investment Objective and Policies

The Fund’s investment objective is to generate a return comprised of both current income and capital appreciation with moderate volatility and low correlation to the broader markets. The Fund’s investment objective is non-fundamental and may be changed by the Board without shareholder approval.

The Fund pursues its investment objective by strategically investing across Private Investment Funds, as well as a broad set of public real estate securities, including Public Investment Funds, that invest principally, directly or indirectly, in real estate. This approach enables the Adviser to allocate between public and private real estate securities, and allows the Fund to invest across different investment managers and strategies as well as providing investment exposure across property types and geographies. It is intended that the majority of the Fund’s total return will be derived from portfolio income with the balance derived from appreciation.

Under normal circumstances, at least 80% of the Fund’s net assets plus borrowings for investment purposes will be invested in real estate securities (as defined below). The Fund executes its investment strategy primarily by seeking to invest in a broad portfolio of real estate securities across two major categories – Private Investment Funds and Public Investment Funds. The Fund may also invest in other income producing equity and debt securities. In certain circumstances or market environments, such as limited availability of suitable investment opportunities, or as a temporary defensive measure in response to adverse market, economic, political or other conditions, the Fund may reduce its investment in real estate securities and hold a larger position in cash or cash equivalents. The Fund concentrates investments in the real estate industry, meaning that under normal circumstances, it invests over 25% of its total assets in real estate securities. The Fund may invest in debt securities of any duration, maturity, or credit quality, including high yield securities, commonly referred to as “junk bonds.”

The Fund defines “real estate securities” to include: (i) the following types of securities issued by Private Investment Funds and/or Public Investment Funds that invest principally, directly or indirectly, in real estate: common stock, preferred equity, partnership or similar interests, convertible or non-convertible preferred stock, and convertible or non-convertible secured or unsecured debt; (ii) Public REITs; (iii) Private REITs; (iv) mortgage-backed securities; (v) REOCs and (vi) ETFs, Index Funds and other investment vehicles such as closed-end funds, mutual funds and unregistered investment funds that invest principally, directly or indirectly, in real estate. REITs are pooled investment vehicles that invest primarily in income-producing real estate or real estate-related loans or interests, and REOCs are companies that invest in real estate and whose shares trade on public exchanges. For purposes of the Fund’s 80% policy, the Adviser considers an issuer, including a Private Investment Fund or Public Investment Fund, to be principally invested in real estate if 50% or more of its assets are attributable to ownership, construction, management or sale of real estate.

The Fund may invest in issuers of real estate securities of any credit quality, and may invest in any level of the capital structure of an issuer of mortgage-backed securities, including the equity or “first loss” tranche. The Fund may invest in debt securities of any duration or maturity. The Fund may also, to a limited extent, make real estate-related investments other than through real estate industry securities.

A number of Private Investment Funds in which the Fund may invest may charge a performance fee. Shareholders will pay a pro rata share of asset-based and performance fees associated with the Fund’s underlying investments, including its Private Investment Funds, Public Investment Funds, Public REITs, Private REITs, and REOCs (collectively, the “Underlying Funds” and each, an “Underlying Fund”).

The Fund’s policy regarding concentration of investments in the real estate industry is fundamental and may not be changed without shareholder approval. The Fund’s SAI contains a list of all of the fundamental and non-fundamental investment policies of the Fund, under the heading “Investment Policies and Limitations.”
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The Fund’s Target Investment Portfolio

Under normal market conditions, the Adviser executes its investment strategy by investing in a concentrated portfolio of Private Investment Funds, many of which are included in the National Council of Real Estate Investment Fiduciaries (“NCREIF”) Fund Index – Open End Diversified Core Equity (the “NFI-ODCE Index”). The Fund will also invest a portion of assets in Private Investment Funds outside of the NFI-ODCE Index, which the Adviser believes will provide investment returns that are similar to or potentially higher than the Private Investment Funds in the NFI-ODCE Index but are not included in the NFI-ODCE Index because they do not meet the leverage or diversification requirements maintained by NCREIF. The NFI-ODCE Index is not a mutual fund and would not be considered diversified under the 1940 Act. The Fund will invest in Private Investment Funds only to the extent that, on average, the Fund's portfolio of Private Investment Funds meets the investment criteria for the NFI-ODCE Index.

The NFI-ODCE Index is maintained by NCREIF, a not-for-profit trade association that provides to its membership, and the academic and investment community, commercial real estate data. Its membership is composed of investment managers, plan sponsors, academicians, consultants, appraisers, CPAs and other service providers involved in institutional real estate investments. NCREIF is not regulated by any federal or state agency. To be in the NFI-ODCE Index, the Private Investment Fund must market itself as an open-end commingled fund pursuing a diversified core investment strategy, primarily investing in private equity real estate with the following guidelines and comply with the NCREIF PREA Reporting Standards, consisting of annual audits, annual external appraisals, quarterly valuations and time-weighted returns. The Private Investment Fund must also submit information in accordance with the NCREIF Fund Data Collection and Reporting Manual. For this purpose, the NFI-ODCE Index defines “open-end commingled funds” as infinite-life vehicles consisting of multiple investors who have the ability to enter or exit the fund on a periodic basis, subject to contribution and/or redemption requests, thereby providing a degree of potential investment liquidity. For this purpose, open-end commingled funds are not open-end management investment companies registered under the 1940 Act. In addition to qualitative measures, a Private Investment Fund must comply with the following quantitative criteria in order to be eligible for inclusion in the NFI-ODCE Index.

Gross Assets Criteria
•    Real Estate. At least 80% of the market value of the Private Investment Fund’s gross assets (“gross market value”) must be invested in “direct real estate” with no more than 20% invested in cash or equivalents. For this purpose, “direct real estate” means that the property must be submitted to the NCREIF and must be valued.

Real Estate Assets Criteria
•    Domain. At least 95% of the Private Investment Fund’s real estate gross market value (including public, private, debt and equity investments) must be invested in U.S. markets.
•    Property Types. At least 75% of the Private Investment Fund’s direct real estate gross market value must be invested in office, industrial, residential and retail property types. For this purpose, a Private Investment Fund may look through its private debt investments.
•Property subtypes. An aggregated maximum of 25% of market value of real estate gross market value invested in the six expanded property subtypes that are single family rental, manufactured housing, student housing, industrial life science, office life science, and medical office.
•    Stabilized. At least 75% of the Private Investment Fund’s gross market value must be invested in properties (direct real estate gross market value) that are 75% or more leased (as of each calendar quarter end).
•    Diversification. No more than 60% (+/- for market forces) of the Private Investment Fund’s direct real estate gross market value may be invested in one property type as defined by the NCREIF Property Index. The Private Investment Fund must also invest in at least three of the office, industrial, residential or retail property types, and one of those three types representing a minimum
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of 5% of the Private Investment Fund’s direct real estate gross market value. For this purpose, a Private Investment Fund may look through its private debt investments.

Total Assets Criteria
•    Leverage. The Private Investment Fund may have no more than 35% leverage. Leverage is defined for this purpose as the ratio of total debt, grossed-up for ownership share of off-balance sheet debt, to the fund’s total assets, also which are grossed-up for such off-balance sheet debt.

As noted above, this list reflects the current quantitative criteria for inclusion of a new Private Investment Fund in the NFI-ODCE Index. Certain of these criteria were adopted and became effective in May 2019, and NFI-ODCE members as of May 2019 had until January 1, 2020 to come into compliance with the inclusion criteria. Accordingly, prior to January 1, 2020, certain Private Investment Funds included in the NFI-ODCE Index may not have been in compliance with certain of the criteria above.

The Adviser may also invest in Public REITs, Private REITs, REOCs, public non-traded REITs, and Public Investment Funds that invest principally, directly or indirectly, in real estate. Publicly offered real estate funds are not members of the NFI-ODCE Index. In order to maintain liquidity for the Fund’s quarterly repurchase policy and provide diversification, a portion of the Fund’s assets may be invested in any combination of Public Investment Funds and publicly traded securities, money market funds, and/or cash and cash equivalents.

Private Investment Funds. Private Investment Funds are investment funds that invest principally, directly or indirectly, in real estate. Due to sizable minimum investment requirements and selective investor qualification criteria, many Private Investment Funds limit their direct investors to mainly institutions such as endowments and pension funds. The Fund allows investors to gain exposure to Private Investment Funds that may not otherwise be available to individual investors. While the Fund may invest directly in accordance with its investment objective, through the Fund’s “Fund-of-Funds” approach, investors can gain exposure to a broad range of strategies and sectors in real estate and real estate-related securities.

Public non-traded REITs. The Fund may also invest in publicly offered non-traded REITs. Public non-traded REITs register their shares with the SEC, but they do not trade on a securities exchange. Public non-traded REITs operate like exchange-listed REITs in nearly every other way, but they typically face redemption restrictions that limit their liquidity.

Exchange Traded Funds. ETFs are traded similarly to stocks and listed on major stock exchanges. Potential benefits of ETFs include diversification, cost and tax efficiency, liquidity, marginability, utility for hedging, the ability to go long and short, and (in some cases) quarterly dividends. An ETF may attempt to track a particular market segment or index.

REITs. The Fund may invest in REITs, both directly and through its investments in Private Investment Funds. REITs are investment vehicles that invest primarily in income-producing real estate or mortgages and other real estate-related loans or interests. Public REITs are listed on major stock exchanges, such as the New York Stock Exchange (“NYSE”) and NASDAQ. Private REITs do not trade on a securities exchange.

REOCs. The Fund may invest in REOCs both directly and through its investments in Private Investment Funds. REOCs are companies that invest in real estate and whose shares trade on a public exchange. A REOC is similar to a REIT except that a REOC will reinvest its earnings, rather than distributing them to unit holders as REITs do.

Index Funds. An Index Fund is a mutual fund with an investment objective of seeking to replicate the performance of a specific securities index, such as the National Association of Real Estate Investment Trusts (“NAREIT”) Index or the MSCI REIT Index. Index Funds are typically not actively managed, and potential benefits include low operating expenses, broad market exposure and low portfolio turnover.

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Other Public Investment Funds. The Fund may make investments in other investment vehicles such as closed-end funds and mutual funds that invest principally, directly or indirectly, in real estate. Shares of closed-end funds are typically listed for trading on major stock exchanges and, in some cases, may be traded in other over-the-counter markets.

Additional Information Regarding Investment Strategy

The Fund may, from time to time, take defensive positions that are inconsistent with the Fund’s principal investment strategy in attempting to respond to adverse market, economic, political or other conditions. During such times, the Adviser may determine that the Fund should invest up to 100% of its assets in cash or cash equivalents, including money market instruments, prime commercial paper, repurchase agreements, Treasury bills and other short-term obligations of the U.S. Government, its agencies or instrumentalities. In these and in other cases, the Fund may not achieve its investment objective. The Adviser may invest the Fund’s cash balances in any investments it deems appropriate. The Adviser expects that such investments will be made, without limitation and as permitted under the 1940 Act, in money market funds, repurchase agreements, U.S. Treasury and U.S. agency securities, municipal bonds and bank accounts. Any income earned from such investments is ordinarily reinvested by the Fund in accordance with its investment program. Many of the considerations when entering into recommendations and decisions of the Adviser and the Fund’s portfolio managers are subjective.

The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) will vary from year to year. The portfolio turnover rate is not expected to exceed 100%, but may vary greatly from year to year and will not be a limiting factor if the Adviser determines that portfolio changes are appropriate. Although the Fund generally does not intend to trade for short-term profits, the Fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the Adviser, investment considerations warrant such action. These policies may have the effect of increasing the annual rate of portfolio turnover of the Fund. Higher rates of portfolio turnover would likely result in higher brokerage commissions and may generate short-term capital gains taxable as ordinary income. If securities are not held for the applicable holding periods, dividends paid on them will not qualify for the advantageous federal tax rates. See “Taxes” in the Fund’s SAI.

There is no assurance what portion, if any, of the Fund’s investments will qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. As a result, there can be no assurance as to what portion of the Fund’s distributions will be designated as qualified dividend income. See “DIVIDENDS, DISTRIBUTIONS AND TAXES.”

RISK FACTORS

An investment in the Fund’s shares is subject to risks. The value of the Fund’s investments will increase or decrease based on changes in the prices of the investments it holds. This will cause the value of the Fund’s shares to increase or decrease. You could lose money by investing in the Fund. By itself, the Fund does not constitute a balanced investment program. Before investing in the Fund you should consider carefully the following risks. There may be additional risks that the Fund does not currently foresee or consider material. You may wish to consult with your legal or tax advisers before deciding whether to invest in the Fund.

Risks Relating to the Fund’s Investments

Real Estate Industry Concentration Risk. The Fund does not invest in real estate directly, but because the Fund concentrates its investments in real estate securities, its portfolio will be significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a more diversified portfolio. In addition, the Fund may invest in real estate equity or debt and therefore may be subject to risks similar to those associated with direct investment in real property. The value of the Fund’s shares will be affected by factors affecting the value of real estate and the earnings of companies engaged in the real estate industry. These factors include, among others: (i) changes in general economic and market conditions; (ii) changes in the value of real estate
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properties; (iii) risks related to local economic conditions, overbuilding and increased competition; (iv) increases in property taxes and operating expenses; (v) changes in zoning laws; (vi) casualty and condemnation losses; (vii) variations in rental income, neighborhood values or the appeal of property to tenants; (viii) the availability of financing and (ix) changes in interest rates. Many real estate companies utilize leverage, which increases investment risk and could adversely affect a company’s operations and market value in periods of rising interest rates. The value of securities of companies in the real estate industry may go through cycles of relative under-performance and over-performance in comparison to equity securities markets in general. To the extent that a significant portion of the Fund is invested directly or indirectly in real estate located in a particular geographic region or in a particular property type, the Fund is subject to greater risks of adverse developments specific to that geographic region or property type.

There are also special risks associated with particular real estate sectors or real estate operations generally, as described below:

Retail Properties. Retail properties are affected by the overall health of the economy and may be adversely affected by, among other things, the growth of alternative forms of retailing, bankruptcy, departure or cessation of operations of a tenant, a shift in consumer demand due to demographic changes, changes in spending patterns and lease terminations. Many retail properties were adversely affected by mandated shutdowns imposed by state and local governments in response to the COVID-19 pandemic. Any additional shutdowns could have a similarly adverse impact. There continues to be uncertainty in the retail environment that could have an adverse impact on the value of retail properties.

Office Properties. Office properties are affected by the overall health of the economy, and other factors such as a downturn in the businesses operated by their tenants, obsolescence and non-competitiveness.

Hospitality Properties. The risks of hotel, motel and similar hospitality properties include, among other things, the necessity of a high level of continuing capital expenditures, competition, increases in operating costs which may not be offset by increases in revenues, dependence on business and commercial travelers and tourism, increases in fuel costs and other expenses of travel, and adverse effects of general and local economic conditions. Hotel properties tend to be more sensitive to adverse economic conditions and competition than many other commercial properties.

Healthcare Properties. Healthcare properties and healthcare providers are affected by several significant factors, including federal, state and local laws governing licenses, certification, adequacy of care, pharmaceutical distribution, rates, equipment, personnel and other factors regarding operations, continued availability of revenue from government reimbursement programs and competition on a local and regional basis. The failure of any healthcare operator to comply with governmental laws and regulations may affect its ability to operate its facility or receive government reimbursements.

Industrial Properties. Industrial properties are affected by the overall health of the economy and other factors such as downturns in the manufacture, processing and shipping of goods.

Multifamily Properties. The value and successful operation of a multifamily property may be affected by a number of factors such as the location of the property, the ability of the management team, the level of mortgage interest rates, the presence of competing properties, adverse economic conditions in the locale, oversupply and rent control laws or other laws affecting such properties. Changes in rent control or rent stabilization laws and regulations could adversely affect property values. Among other consequences, changes in rent control or rent stabilization laws could prevent property owners from raising rents sufficiently to offset increases in operating costs or from removing delinquent tenants. In addition, current or future government initiatives related to COVID-19 may affect the value of investments in multifamily properties, as described further under “Current Conditions” below.

Residential Properties. Residential properties can be significantly affected by the national, regional and local real estate markets. This segment of the real estate industry also is sensitive to interest rate fluctuations which can cause changes in the availability of mortgage capital and directly affect the purchasing power of potential homebuyers. Thus, residential properties can be significantly affected by changes in government spending, interest rates, inflation,
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consumer confidence, demographic patterns and the level of new and existing home sales. In addition, current or future government initiatives related to COVID-19 may affect the value of investments in residential properties, as described further under “Current Conditions” below.

Shopping Centers. Shopping center properties are dependent upon the successful operations and financial condition of their tenants, particularly certain of their major tenants, and could be adversely affected by bankruptcy of those tenants. In some cases a tenant may lease a significant portion of the space in one center, and the filing of bankruptcy could cause significant revenue loss, including the loss of revenue from smaller tenants with co-tenancy rights. Like others in the commercial real estate industry, community centers are subject to environmental risks and interest rate risk. They also face the need to enter into new leases or renew leases on favorable terms to generate rental revenues. Community center properties could be adversely affected by changes in the local markets where their properties are located, as well as by adverse changes in national economic and market conditions.

Self-Storage Properties. The value and successful operation of a self-storage property may be affected by a number of factors, such as the ability of the management team, the location of the property, the presence of competing properties, changes in traffic patterns and effects of general and local economic conditions with respect to rental rates and occupancy levels.

The following other factors also may contribute to the risk of real estate investments:

Current Conditions. Periods of unusually high financial market volatility and restrictive credit conditions, at times limited to a particular sector or geographic area, have occurred in the past and may be expected to recur in the future. Some countries, including the United States, have adopted or have signaled protectionist trade measures, relaxation of the financial industry regulations that followed the financial crisis, and/or reductions to corporate taxes. Such financial market volatility and restrictive credit conditions has made it more difficult for borrowers to obtain financing or refinancing on attractive terms or at all. In particular, because of rising interest rates and the current conditions in the credit markets, borrowers may be subject to increased interest expenses for borrowed money and tightening underwriting standards. There is also a risk that a general lack of liquidity or other events in the credit markets may adversely affect the ability of issuers in whose securities the Fund invests to finance real estate developments and projects or refinance completed projects.

In addition, geopolitical and other risks, including environmental and public health risks, may add to instability in the world economy and markets generally. As a result of increasingly interconnected global economies and financial markets, the value and liquidity of the Fund’s investments may be negatively affected by events impacting a country or region, regardless of whether the Fund invests in issuers located in or with significant exposure to such country or region.

The outbreak of COVID-19 resulted in instances of market closures and dislocations, extreme volatility, liquidity constraints and increased trading costs. Efforts to contain the spread of COVID-19 resulted in travel restrictions, closed international borders, disruptions of healthcare systems, business operations (including business closures) and supply chains, layoffs, lower consumer demand and employee availability, defaults and credit downgrades, among other significant economic impacts, all of which have disrupted global economic activity across many industries and may exacerbate other pre-existing political, social and economic risks, locally or globally and cause general concern and uncertainty. The full economic impact and ongoing effects of COVID-19 (or other future epidemics or pandemics) are unpredictable and may result in significant and prolonged effects on the Fund’s performance. For example, as a result of the COVID-19 pandemic, during certain time periods most of the Private Investment Funds experienced an increase in redemption requests as investors sought to raise cash and rebalance their portfolios and some Private Investment Funds temporarily suspended their redemption payout while others paid out a pro-rata portion of redemption requests.

Development Issues. Certain real estate companies may engage in the development or construction of real estate properties. These companies in which the Fund invests (“portfolio companies”) are exposed to a variety of risks
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inherent in real estate development and construction, such as the risk that there will be insufficient tenant demand to occupy newly developed properties, and the risk that prices of construction materials or construction labor may rise materially during the development.

Lack of Insurance. Certain of the Fund’s portfolio companies may fail to carry comprehensive liability, fire, flood, earthquake extended coverage and rental loss insurance, or insurance in place may be subject to various policy specifications, limits and deductibles. Should any type of uninsured loss occur, the portfolio company could lose its investment in, and anticipated profits and cash flows from, a number of properties and, as a result, adversely affect the Fund’s investment performance.

Dependence on Tenants. The value of the Fund’s portfolio companies’ properties and the ability of these companies to make distributions to their shareholders depend upon the ability of the tenants at the properties to generate enough income in excess of their tenant operating expenses to make their lease payments. Changes beyond the control of the Fund’s portfolio companies may adversely affect their tenants’ ability to make their lease payments and, in such event, would substantially reduce both their income from operations and ability to make distributions to the Fund’s portfolio companies and, consequently, the Fund.

Financial Leverage. Real estate companies may be highly leveraged and financial covenants may affect the ability of real estate companies to operate effectively.

Environmental Issues. Property owners could face substantial risk of loss from claims based on environmental problems associated with the real estate underlying the Fund’s investments. For example, in connection with the ownership (direct or indirect), operation, management and development of real properties that may contain hazardous or toxic substances, a portfolio company may be considered an owner, operator or responsible party of such properties and, therefore, may be potentially liable for removal or remediation costs, as well as certain other costs, including governmental fines and liabilities for injuries to persons and property. Furthermore, changes in environmental laws or in the environmental condition of an asset may create liabilities that did not exist at the time of the acquisition of the real property and that could not have been foreseen. In addition, real properties could be affected by undisclosed matters, including, but not limited to, legal easements, breaches of planning, legislation, building regulations and statutory regimes, and duties payable to municipalities and counties. The existence of any such liabilities could have a material adverse effect on the results of operations and cash flow of any such portfolio company and, as a result, the amount available to make distributions on shares of the Fund could be reduced.

Interest Rate Risk. Rising interest rates may cause the value of the Fund’s investments in real estate securities to decline due to higher costs of capital for real estate companies, which could negatively impact a real estate company’s ability to meet its payment obligations. Additionally, real estate companies may use leverage (and some may be highly leveraged), which increases investment risk and the risks normally associated with debt financing and could adversely affect a real estate company’s operations and market value in periods of rising interest rates.

Increases in interest rates also typically lower the present value of a REIT’s future earnings stream, and may make financing property purchases and improvements more costly. The risk of rising interest rates may be greater due to the extended period of historically low rates and anticipated changes in government fiscal policy initiatives. Because the market price of REITs may change based upon investors’ collective perceptions of future earnings, the value of the Fund will generally decline when investors anticipate or experience rising interest rates. The risks associated with rising interest rates are greatly heightened in view of the US Federal Reserve Bank’s decision to raise the federal funds rate and may continue to raise interest rates if considered necessary to reduce inflation to acceptable levels.

Credit Risk. There is a risk that debt issuers will not make payments, resulting in losses to the Fund. In addition, the credit quality of securities may be lowered if an issuer’s financial condition changes. Lower credit quality may lead to greater volatility in the price of a security and in shares of the Fund. Lower credit quality also may affect liquidity and make it difficult to sell the security. Default, or the market’s perception that an issuer is likely to default, could reduce
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the value and liquidity of securities, thereby reducing the value of your investment in Fund shares. In addition, default may cause the Fund to incur expenses in seeking recovery of principal or interest on its portfolio holdings.

Mortgage-Backed Securities Risk. Mortgage-backed securities represent an interest in a pool of mortgages. Mortgage-backed securities are based on different types of mortgages, including those on commercial real estate or residential properties. The primary issuers or guarantors of mortgage-backed securities have historically been Fannie Mae, Freddie Mac and the Government National Mortgage Association (“Ginnie Mae”). Other issuers of mortgage-backed securities include commercial banks and other private lenders.

Mortgage-backed securities differ from conventional debt securities because principal is paid back over the life of the security rather than at maturity. The Fund may receive unscheduled prepayments of principal due to voluntary prepayments, refinancing or foreclosure on the underlying mortgage loans. To the Fund this means a loss of anticipated interest, and a portion of its principal investment represented by any premium the Fund may have paid. Mortgage prepayments generally increase when interest rates fall. Because of prepayments, mortgage-backed securities may be less effective than some other types of debt securities as a means of “locking in” long-term interest rates and may have less potential for capital appreciation during periods of falling interest rates. When the Fund reinvests the prepayments of principal it receives, it may receive a rate of interest that is lower than the rate on the existing security.

Mortgage-backed securities also are subject to extension risk. An unexpected rise in interest rates could reduce the rate of prepayments on mortgage-backed securities and extend their life. This could cause the price of the mortgage-backed securities and the Fund’s share price to fall and would make the mortgage-backed securities more sensitive to interest rate changes.

Issuers of asset-backed securities may have limited ability to enforce the security interest in the underlying assets, and credit enhancements provided to support the securities, if any, may be inadequate to protect investors in the event of default.

The Fund may invest in the residual or equity tranches of mortgage-related securities, which may be referred to as subordinate mortgage-backed securities and interest-only mortgage-backed securities. Subordinate mortgage-backed securities are paid interest only to the extent that there are funds available to make payments. To the extent the collateral pool includes a large percentage of delinquent loans, there is a risk that interest payment on subordinate mortgage-backed securities will not be fully paid. There are multiple tranches of mortgage-backed securities, offering investors various maturity and credit risk characteristics. Tranches are categorized as senior, mezzanine, and subordinated/equity or “first loss,” according to their degree of risk. The most senior tranche of a mortgage-backed security has the greatest collateralization and pays the lowest interest rate. If there are defaults or the collateral otherwise underperforms, scheduled payments to senior tranches take precedence over those of mezzanine tranches, and scheduled payments to mezzanine tranches take precedence over those to subordinated/equity tranches. Lower tranches represent lower degrees of credit quality and pay higher interest rates intended to compensate for the attendant risks. The return on the lower tranches is especially sensitive to the rate of defaults in the collateral pool. The lowest tranche (i.e., the “equity” or “residual” tranche) specifically receives the residual interest payments (i.e., money that is left over after the higher tranches have been paid and expenses of the issuing entities have been paid) rather than a fixed interest rate. The Fund expects that investments in subordinate mortgage-backed securities will be subject to risks arising from delinquencies and foreclosures, thereby exposing its investment portfolio to potential losses. Subordinate securities of mortgage-backed securities are also subject to greater credit risk than those mortgage-backed securities that are more highly rated.

REIT Risk. Investments (directly or indirectly) in REITs subject the Fund to various risks. REIT share prices typically decline because of adverse developments affecting the real estate industry and real property values. In general, real estate values are affected by a variety of factors, including supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties. REITs often invest in highly leveraged properties. Returns from REITs, which typically are small or medium capitalization stocks, may trail returns
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from the overall stock market. In addition, changes in interest rates may hurt real estate values or make REIT shares less attractive than other income- producing investments. REITs are also subject to heavy cash flow dependency, defaults by borrowers and self-liquidation.

Qualification as a REIT under the Code in any particular year is a complex analysis that depends on a number of factors. There can be no assurance that an entity in which the Fund invests with the expectation that it will be taxed as a REIT will, in fact, qualify as a REIT. An entity that fails to qualify as a REIT would be subject to a corporate level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity. If the Fund were to invest in an entity that failed to qualify as a REIT, such failure could significantly reduce the Fund’s yield on that investment. REITs can be classified as equity REITs, mortgage REITs and hybrid REITs. Equity REITs invest primarily in real property and earn rental income from leasing those properties. They may also realize gains or losses from the sale of properties. Equity REITs will be affected by conditions in the real estate rental market and by changes in the value of the properties they own. Mortgage REITs invest primarily in mortgages and similar real estate interests and receive interest payments from the owners of the mortgaged properties. Mortgage REITs will be affected by changes in creditworthiness of borrowers and changes in interest rates. Hybrid REITs invest both in real property and in mortgages. Equity and mortgage REITs are dependent upon management skills, may not be diversified and are subject to the risks of financing projects.

Dividends paid by REITs generally will not qualify for the reduced U.S. federal income tax rates applicable to qualified dividends under the Code. See “DIVIDENDS, DISTRIBUTIONS AND TAXES” below. The Fund’s investments in REITs may include an additional risk to shareholders. Some or all of a REIT’s annual distributions to its investors may constitute a non-taxable return of capital. Any such return of capital will generally reduce the Fund’s basis in the REIT investment, but not below zero. To the extent the distributions from a particular REIT exceed the Fund’s basis in such REIT, the Fund will generally recognize gain. In part because REIT distributions often include a nontaxable return of capital, Fund distributions to shareholders may also include a nontaxable return of capital. Shareholders that receive such a distribution will also reduce their tax basis in their shares of the Fund, but not below zero. To the extent the distribution exceeds a shareholder’s basis in the Fund’s shares, such shareholder will generally recognize a capital gain. The Fund does not have any investment restrictions with respect to investments in REITs.

REOC Risk. REOCs, like REITs, expose the Fund to the risks of the real estate market. These risks can include fluctuations in the value of underlying properties; destruction of underlying properties; defaults by borrowers or tenants; market saturation; changes in general and local economic conditions; decreases in market rates for rents; increases in vacancies; competition; property taxes; capital expenditures, or operating expenses; and other economic, political or regulatory occurrences affecting the real estate industry. REOCs are also affected by risks similar to investments in debt securities, including changes in interest rates and the quality of credit extended. REOCs require specialized management and pay management expenses; may have less trading volume; may be subject to more abrupt or erratic price movements than the overall securities markets; and may invest in a limited number of properties, in a narrow geographic area, or in a single property type which increase the risk that the portfolio could be unfavorably affected by the poor performance of a single investment or investment type. In addition, defaults on or sales of investments that the REOC holds generally reduce the cash flow needed to make distributions to investors.

Underlying Funds Risk. The Underlying Funds in which the Fund invests are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. As a result, the cost of investing in the Fund will be higher than the cost of investing directly in the Underlying Funds and also may be higher than other funds that invest directly in securities. The Underlying Funds are subject to specific risks, depending on the nature of the specific Underlying Fund. The Fund’s performance depends in part upon the performance of the Underlying Fund managers and selected strategies, the adherence by such Underlying Fund managers to such selected strategies, the instruments used by such Underlying Fund managers and the Adviser’s ability to select Underlying Fund managers and strategies and effectively allocate Fund assets among them. Investments in ETFs and closed-end funds cause the Fund to incur brokerage expenses. Additionally, the market value of shares of Underlying Funds that are closed-end funds may differ from their net asset value. This difference in price may be due to the fact that the supply and demand in the market for fund shares
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at any point in time is not always identical to the supply and demand in the market for the underlying basket of securities. Separately, Index Fund returns are typically lower than their respective index because of fees and expenses and are subject to investment strategy induced tracking risk.

Use of Leverage by Underlying Funds. The Underlying Funds in which the Fund invests may utilize financial leverage. The Underlying Funds may be able to borrow, subject to the limitations of their charters and operative documents. In the case of Private Investment Funds, such funds are not subject to the limitations imposed by the 1940 Act regarding the use of leverage with respect to which registered investment companies, including the Fund, are subject. Underlying Funds typically will hold their investments in entities organized as REITs, corporations or other entities and this may allow the Fund’s risk of loss to be limited to the amount of its investment in the Underlying Fund. While leverage presents opportunities for increasing the Fund’s total return, it has the effect of potentially increasing losses as well.

Private Investment Fund Risk. The Fund’s investment in Private Investment Funds will require it to bear a pro rata share of the vehicles’ expenses, including management and performance fees. The fees the Fund pays to invest in a Private Investment Fund may be higher than if the manager of the Private Investment Fund managed the Fund’s assets directly. The incentive fees paid by certain Private Investment Funds potentially create an incentive for its manager to make investments that are riskier and/or more speculative than those it might have made in the absence of an incentive fee. Private Investment Funds are not publicly traded and therefore may not be as liquid as other types of investments. Furthermore, Private Investment Funds, like the other Underlying Funds in which the Fund may invest, are subject to specific risks, depending on the nature of the vehicle and also may employ leverage such that their returns are more than one times that of their benchmark which will amplify losses suffered by the Fund when compared to unleveraged investments. For example, the Private Investment Funds need not have independent boards, shareholder approval of advisory contracts may not be required, they may leverage to an unlimited extent, and they may engage in joint transactions with affiliates. The majority of Private Investment Funds permit redemptions only quarterly (the others are more frequent) and these withdrawal limitations restrict the Adviser’s ability to terminate investments in Private Investment Funds. With respect to the frequency and amounts of redemptions paid to the Fund, there is no guarantee that the Fund will be paid all or any of the redemption amount at the time requested. Further, each of the Private Investment Funds can suspend redemptions or pay a pro-rata portion of redemption requests if the general partner or its respective board deems it in the best interest of its shareholders. If values are falling, the Fund may not be able to sell its Private Investment Funds and the value of Fund shares will decline. These characteristics present additional risks for shareholders.

Valuation of Private Investment Funds. While the valuation of the Fund’s publicly-traded securities are more readily ascertainable, the Fund’s ownership interests in Private Investment Funds are not publicly traded. Accordingly, the Adviser may consider information provided by the institutional asset manager to a Private Investment Fund to determine the estimated value of the Fund’s investment therein. Moreover, the valuation of the Fund’s investment in a Private Investment Fund, as provided by an institutional asset manager as of a specific date, may vary from the actual sale price that may be obtained if such investment were sold to a third party, if a secondary market for such investment existed. For information about the value of the Fund’s investment in Private Investment Funds, the Adviser will be dependent on information provided by the Private Investment Funds, including quarterly unaudited financial statements which if inaccurate could adversely affect the Adviser’s ability to value accurately the Fund’s shares.

There can be no assurance that the stated NAV of the Fund, as calculated based on such information, will be accurate on any given date, nor can there be any assurance that the sale of any property would be at a price equivalent to the last estimated value of such property. If at any time the stated NAV of the Fund is lower than its true value, those investors who have their Fund shares repurchased at such time will be underpaid and investors who retain their Fund shares would be adversely affected if more shares were to be issued at the low price than are repurchased at that price. Conversely, if the Fund’s stated NAV is higher than its true value, those investors who purchase Fund shares at such time will overpay, and if repurchases of Fund shares based on a high stated NAV were to exceed purchases of shares at that value, investors who do not have their Fund shares repurchased will be adversely affected. In addition, investors would be adversely affected by higher fees payable to the Adviser if the gross asset value of the Fund is overstated.
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The NAV of the Fund, as determined based on the fair value of its investments in Private Investment Funds, may vary from the amount the Fund would realize on the withdrawal of its investments from the Private Investment Funds. This could adversely affect shareholders whose Fund shares are repurchased as well as new shareholders and remaining shareholders. For example, in certain cases, the Fund might receive less than the fair value of its investment in connection with its withdrawal of its investment from a Private Investment Fund, resulting in a dilution of the value of the Fund shares of shareholders who do not tender their shares in any coincident tender offer and a windfall to tendering shareholders; in other cases, the Fund might receive more than the fair value of its investment, resulting in a windfall to shareholders remaining in the Fund, but a shortfall to tendering shareholders.

Shareholders in the Fund have no individual right to receive information about the Private Investment Funds or the underlying institutional managers, will not be shareholders in the Private Investment Funds, and will have no rights with respect to or standing or recourse against the Private Investment Funds, underlying institutional managers or any of their respective affiliates.

Preferred Securities Risk. There are various risks associated with investing in preferred securities, including credit risk, interest rate risk, deferral and omission of distributions, subordination to bonds and other debt securities in a company’s capital structure, limited liquidity, limited voting rights and special redemption rights. Interest rate risk is, in general, the risk that the price of a debt security falls when interest rates rise. Securities with longer maturities tend to be more sensitive to interest rate changes. Credit risk is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Holders of preferred securities may not receive dividends, or the payment can be deferred for some period of time. In bankruptcy, creditors are generally paid before the holders of preferred securities.

Convertible Securities Risk. Convertible securities are hybrid securities that have characteristics of both bonds and common stocks and are subject to risks associated with both debt securities and equity securities. Convertible securities are similar to fixed income securities because they usually pay a fixed interest rate (or dividend) and are obligated to repay principal on a given date in the future. The market value of fixed income and preferred securities tends to decline as interest rates increase and tends to increase as interest rates decline. Convertible securities have characteristics of a fixed income security and are particularly sensitive to changes in interest rates when their conversion value is lower than the value of the bond or preferred share. Fixed income and preferred securities also are subject to credit risk, which is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Fixed income and preferred securities also may be subject to prepayment or redemption risk. If a convertible security held by the Fund is called for redemption, the Fund will be required to surrender the security for redemption, convert it into the issuing company’s common stock or cash or sell it to a third party at a time that may be unfavorable to the Fund. In addition, the Fund may invest in fixed income and preferred securities rated less than investment grade that are sometimes referred to as high yield or “junk bonds.” These securities are speculative investments that carry greater risks and are more susceptible to real or perceived adverse economic and competitive industry conditions than higher quality securities. Such securities also may be subject to resale restrictions. The lack of a liquid market for these securities could decrease the Fund’s share price. Convertible securities have characteristics similar to common stocks especially when their conversion value is the same as the value of the bond or preferred share. The price of equity securities may rise or fall because of economic or political changes. Stock prices in general may decline over short or even extended periods of time. Market prices of equity securities in broad market segments may be adversely affected by a prominent issuer having experienced losses or by the lack of earnings or such an issuer’s failure to meet the market’s expectations with respect to new products or services, or even by factors wholly unrelated to the value or condition of the issuer, such as changes in interest rates.

Fixed Income Risk. When the Fund invests in fixed income securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of fixed income securities. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may
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default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment, possibly causing the Fund’s share price and total return to be reduced and fluctuate more than other types of investments.

High Yield Securities Risk. High yield debt securities (including loans) and unrated securities of similar credit quality (“high yield debt instruments” or “junk bonds”) involve greater risk of a complete loss of the Fund’s investment, or delays of interest and principal payments, than higher-quality debt securities. Issuers of high yield debt instruments are not as strong financially as those issuing securities of higher credit quality. High yield debt instruments are generally considered predominantly speculative by the applicable rating agencies as their issuers are more likely to encounter financial difficulties and are more vulnerable to changes in the relevant economy, such as a recession or a sustained period of rising interest rates, that could affect their ability to make interest and principal payments when due. If an issuer stops making interest and/or principal payments, payments on the securities may never resume. These instruments may become worthless and the Fund could lose its entire investment.

The prices of high yield debt instruments generally fluctuate more than higher-quality securities. Prices are especially sensitive to developments affecting the issuer’s business or operations and to changes in the ratings assigned by rating agencies. In addition, the entire high yield debt market can experience sudden and sharp price swings due to changes in economic conditions, stock market activity, large sustained sales by major investors, a high-profile default, or other factors. Prices of corporate high yield debt instruments often are closely linked with the company’s stock prices and typically rise and fall in response to factors that affect stock prices.

High yield debt instruments are generally less liquid than higher-quality securities. Many of these securities are not registered for sale under the federal securities laws and/or do not trade frequently. When they do trade, their prices may be significantly higher or lower than expected. At times, it may be difficult to sell these securities promptly at an acceptable price, which may limit the Fund’s ability to sell securities in response to specific economic events or to meet repurchase requests. As a result, high yield debt instruments generally pose greater illiquidity and valuation risks.

Substantial declines in the prices of high yield debt instruments can dramatically increase the yield of such bonds or loans. The decline in market prices generally reflects an expectation that the issuer(s) may be at greater risk of defaulting on the obligation to pay interest and principal when due. Therefore, substantial increases in yield may reflect a greater risk by the Fund of losing some or part of its investment rather than reflecting any increase in income from the higher yield that the debt security or loan may pay to the Fund on its investment.

Other Risks of Investing in the Fund

Minimal Capitalization Risk. The Fund is not obligated to raise any specific amount of capital pursuant to this offering. There is a risk that the amount of capital actually raised by the Fund through the offering of its shares may be insufficient to continue operations or allow the Fund to realize its investment objective. An inability to raise sufficient capital may adversely affect the Fund’s financial condition, liquidity and results of operations, as well as its compliance with regulatory requirements. Further, if the Fund fails to achieve its estimated size and the Expense Limitation Agreement with the Adviser is terminated, expenses will be higher than expected.

Delayed Use of Proceeds Risk. Pending investment of the net proceeds in accordance with the Fund’s investment objective and policies, the Fund expects to invest all or a portion of such proceeds in money market funds or high quality short-term debt securities, or hold cash. The Fund may be prevented from achieving its investment objective during any time in which the Fund’s assets are not substantially invested in accordance with its principal investment strategies.

Large Shareholder Risk. To the extent a large proportion of the shares of the Fund are held by a small number of shareholders (or a single shareholder), including affiliates of the Adviser, the Fund is subject to the risk that these shareholders will purchase or redeem Fund shares in large amounts rapidly. These transactions could adversely affect
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the ability of the Fund to conduct its investment program. Furthermore, it is possible that in response to a Repurchase Offer, the total amount of shares tendered by a small number of shareholders (or a single shareholder) may exceed the number of shares that the Fund has offered to repurchase. If a Repurchase Offer is oversubscribed by shareholders, the Fund will repurchase only a pro rata portion of shares tendered by each shareholder. See “Repurchase Offer Risk” below.

Allocation Risk. The ability of the Fund to achieve its investment objective depends, in part, on the ability of the Adviser to allocate effectively the Fund’s assets among the various Private Investment Funds, Public Investment Funds, Public REITs, Private REITs and REOCs in which the Fund invests and, with respect to each such asset class, among equities and fixed income securities. There can be no assurance that the actual allocations will be effective in achieving the Fund’s investment objective or delivering positive returns.

Lack of Control Over Private Investment Funds and Other Portfolio Investments. Once the Adviser has selected Underlying Funds, the Adviser will have no control over the investment decisions made by any such Underlying Fund although the Adviser will evaluate regularly each Underlying Fund and its manager to determine whether their respective investment programs are consistent with the Fund’s investment objective. Even though the Underlying Funds are subject to certain constraints, the managers may change aspects of their investment strategies. The managers may do so at any time (for example, such change may occur immediately after providing the Adviser with the quarterly unaudited financial information for a Private Investment Fund). The Adviser may reallocate the Fund’s investments among the Underlying Funds, but the Adviser’s ability to do so may be constrained by the withdrawal limitations imposed by the Underlying Funds, which may prevent the Fund from reacting rapidly to market changes should an Underlying Fund fail to effect portfolio changes consistent with such market changes and the demands of the Adviser. Such withdrawal limitations may also restrict the Adviser’s ability to terminate investments in Underlying Funds that are poorly performing or have otherwise had adverse changes. The Adviser will be dependent on information provided by the Underlying Fund, including quarterly unaudited financial statements, which if inaccurate could adversely affect the Adviser’s ability to manage the Fund’s investment portfolio in accordance with its investment objective. By investing in the Fund, a shareholder will not be deemed to be an investor in any Underlying Fund and will not have the ability to exercise any rights attributable to an investor in any such Underlying Fund related to their investment. In addition, shareholders in the Fund shall not be entitled to rely upon any written or oral information from any Underlying Fund, Underlying Fund manager or their respective affiliates.

Issuer and Non-Diversification Risk. The value of a specific security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. As a non-diversified fund, the Fund may invest more than 5% of its total assets in the securities of one or more issuers. Because the Fund is non-diversified, its performance is more sensitive to the negative performance of any single issuer and any single economic, business, political or regulatory occurrence than the performance of a diversified investment company. The value of an issuer’s securities that are held in the Fund’s portfolio may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.

Liquidity Risk. The Fund is a closed-end investment company structured as an “interval fund” and is designed for long-term investors. Unlike many closed-end investment companies, the Fund’s shares are not listed on any securities exchange and are not publicly traded. There is no secondary market for the Fund’s shares and the Adviser does not expect that a secondary market will develop. Limited liquidity is provided to shareholders only through the Fund’s quarterly Repurchase Offers for no less than 5% of the Fund’s shares outstanding at NAV. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly Repurchase Offer. The Fund’s investments are also subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations. Underlying Funds with principal investment strategies that involve securities of companies with smaller market capitalizations, derivatives or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk.
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For information about selling your shares in the Fund, see “PERIODIC OFFERS TO REPURCHASE SHARES” below.

Management Risk. The Fund’s NAV changes daily based on the performance of the securities in which it invests. The Adviser’s judgments about the attractiveness, value and potential appreciation of a particular real estate segment and securities in which the Fund invests may prove to be incorrect and may not produce the desired results.

Market Risk. An investment in the Fund’s shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in the Fund’s shares represents an indirect investment in the securities owned by the Fund. The value of these securities may move up or down, sometimes rapidly and unpredictably. The market value of the Fund’s investments may move up or down, sometimes rapidly and unpredictably. These fluctuations may cause an investment to be worth less than the price originally paid for it, or less than it was worth at an earlier time. Market risk may affect a single issuer, industry, sector of the economy or the market as a whole. U.S. and international markets have experienced, and may continue to experience, volatility, which may increase risks associated with an investment in the Fund. Certain social, political, economic, environmental and other conditions and events (such as natural disasters and weather-related phenomena generally, epidemics and pandemics such as COVID-19, war, terrorism, conflicts and social unrest) may adversely interrupt the global economy and result in prolonged periods of significant market volatility. The market value of securities in which the Fund invests is based upon the market’s perception of value and is not necessarily an objective measure of the securities’ value. In some cases, for example, the stock prices of individual companies have been negatively impacted even though there may be little or no apparent degradation in the financial condition or prospects of the issuers. Similarly, the debt markets have experienced substantially lower valuations, reduced liquidity, price volatility, credit downgrades, increased likelihood of default, and valuation difficulties. As a result of this significant volatility, many of the following risks associated with an investment in the Fund may be increased. Continuing market volatility may have adverse effects on the Fund.

Not a Complete Investment Program. An investment in the Fund should not be considered a complete investment program. Each investor should take into account the Fund’s investment objective and other characteristics, as well as the investor’s other investments, when considering an investment in the Fund.

Correlation Risk. The Fund seeks to produce returns that are less correlated to the broader financial markets. Although the prices of equity securities and fixed income securities, as well as other asset classes, often rise and fall at different times so that a fall in the price of one may be offset by a rise in the price of the other, in down markets the prices of these securities and asset classes can also fall in tandem. Because the Fund allocates its investments among different asset classes, the Fund is subject to correlation risk.

Repurchase Offer Risk. The Fund’s NAV may decline as a result of the Fund’s having to hold additional cash and/or sell portfolio securities to raise cash in order to repurchase its shares in a Repurchase Offer. Selling portfolio securities may cause the market prices of these securities and hence the Fund’s NAV to decline. If such a decline occurs, the Fund cannot predict its magnitude or whether such a decline would be temporary or continue until or beyond the date that is the deadline to tender shares for a given Repurchase Offer. Because the price per share to be paid in the Repurchase Offer will depend upon the NAV per share as determined on the actual pricing date, the sales proceeds received by tendering shareholders would be reduced if the decline continued until the actual pricing date. In addition, the sale of portfolio securities will increase the Fund’s transaction expenses and the Fund may receive proceeds from the sale of portfolio securities that are less than their valuations by the Fund.

During the Repurchase Offer period, the Fund may be unable to sell liquid portfolio securities it would otherwise choose to sell during the period. The Fund is required to maintain liquid assets (including through access to a line of credit) equal to at least the number of shares that the Fund will offer to repurchase between 5% and 25% of the Fund’s shares outstanding, as required by Rule 23c-3 under the 1940 Act. Accordingly, due to a Repurchase Offer, the Fund’s NAV per share may decline more than it otherwise might, thereby reducing the amount of proceeds received by tendering shareholders and the NAV per share for non-tendering shareholders. In addition, shareholders may not be
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able to liquidate all shares of the Fund they have tendered during a Repurchase Offer if the total amount of shares tendered by shareholders exceeds the number of shares that the Fund has offered to repurchase. If a Repurchase Offer is oversubscribed by shareholders, the Fund will repurchase only a pro rata portion of shares tendered by each shareholder. Therefore, the Fund is designed primarily for long-term investors.

Distribution Policy Risk. The Fund’s distribution policy is to make quarterly distributions to shareholders. All or a portion of a distribution may consist solely of a return of capital (i.e., from your original investment) and not a return of net profit. Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares. Shareholders should not confuse a return of capital distribution with “dividend yield,” “profit” or “total return.”

Borrowing and Leverage Risk. The Fund is permitted to use leverage by borrowing. Leverage is a speculative technique that exposes the Fund to greater risk and increased costs than if it were not implemented. There is no guarantee that the Fund will use leverage, or that the Fund’s leveraging strategy will be successful. Increases and decreases in the value of the Fund’s portfolio will be magnified when the Fund uses leverage. As a result, leverage may cause greater volatility in the Fund’s NAV, market price and the level of the Fund’s distributions. Also, if the Fund is utilizing leverage, a decline in NAV could affect the ability of the Fund to make distributions and such a failure to make distributions could result in the Fund ceasing to qualify as a regulated investment company under the Code. The Fund will also have to pay interest on its leverage, which may reduce the return on Fund shares. This interest expense may be greater than the Fund’s return on the underlying investment.

The 1940 Act and the SEC’s current rules, exemptions and interpretations thereunder, permit the Fund to borrow up to one-third of the value of its total assets (including the amount borrowed, but less all liabilities and indebtedness not represented by senior securities) from banks. The Fund is required to maintain continuous asset coverage of at least 300% with respect to such borrowings and to reduce the amount of its borrowings (within three days excluding Sundays and holidays) to restore such coverage if it should decline to less than 300% due to market fluctuations or otherwise. In the event that the Fund is required to reduce its borrowings, it may have to sell portfolio holdings, even if such sale of the Fund’s holdings would be disadvantageous from an investment standpoint. Leveraging by means of borrowing may exaggerate the effect of any increase or decrease in the value of portfolio securities on the Fund’s NAV, and money borrowed will be subject to interest and other costs (which may include commitment fees and/or the cost of maintaining minimum average balances), which may or may not exceed the income or gains received from the securities purchased with borrowed funds.

Cyber Security Risk. As all financial services firms continue to face increased security threats, the Fund will face greater operational risks through breaches in cyber security. A breach in cyber security refers to both intentional and unintentional events that may cause the Fund to lose proprietary information, suffer data corruption, or lose operational capacity. This in turn could cause the Fund to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures, and/or financial loss. Cyber security threats may result from unauthorized access to the Fund’s digital information systems (e.g., through “hacking” or malicious software coding), but may also result from outside attacks such as denial-of- service attacks (i.e., efforts to make network services unavailable to intended users). In addition, because the Fund works closely with third-party service providers (e.g., administrators, transfer agents, custodians and sub-advisers), cyber security breaches at such third-party service providers may subject the Fund to many of the same risks associated with direct cyber security breaches. The same is true for cyber security breaches at any of the issuers in which the Fund may invest. While the Fund has established risk management systems designed to reduce the risks associated with cyber security, there can be no assurance that such measures will succeed.

Possible Risk of Conflicts
Possible Competition Between Underlying Funds and Between the Fund and the Underlying Funds. The Underlying Funds trade independently of each other and may pursue investment strategies that “compete” with each other for execution or that cause the Fund to participate in positions that offset each other (in which case the Fund would bear its
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pro rata share of commissions and fees without the potential for a profit). Also, the Fund’s investments in any particular Underlying Fund could increase the level of competition for the same trades that other Underlying Funds might otherwise make, including the priorities of order entry. This could make it difficult or impossible to take or liquidate a position in a particular security at a price consistent with the Adviser’s strategy.

MANAGEMENT OF THE FUND

Board of Trustees

The management and affairs of the Fund are supervised by the Board. The Board consists of three individuals, all of whom are not “interested persons” of the Fund, as that term is defined in the 1940 Act (the “Independent Trustees”). The Board establishes policies for the operation of the Fund and appoints the officers who conduct the daily business of the Fund. The Board also oversees risk as part of its general oversight of the Fund. The Trustees have the authority to take all actions necessary in connection with their oversight of the business affairs of the Fund, including, among other things, approving the investment objective, policies and procedures for the Fund. The Fund enters into agreements with various entities to manage the day-to-day operations of the Fund, including the Adviser, administrator, transfer agent, distributor and custodian. The Trustees are responsible for approving the agreements between these service providers and the Fund and exercising general service provider oversight. The name and business address of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years, as well as a description of committees of the Board, are set forth under “Management of the Fund” in the SAI.

Investment Adviser

Union Square Capital Partners, LLC (“USQ”), 235 Whitehorse Lane, Suite 200, Kennett Square, PA 19348, serves as the investment adviser to the Fund under an investment advisory agreement with the Fund (the “Investment Advisory Agreement”). The Adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended. The Adviser is a Delaware limited liability company formed in October 2016, for the purpose of advising the Fund. The Adviser is wholly owned by its sole member, USQ Holding Company, LLC, a Delaware limited liability company. USQ Holding Company, LLC is wholly owned by its sole member, Chatham Financial Corp. (“Chatham”), a Pennsylvania corporation.

Chatham is a premier, independent partner for commercial real estate investors seeking capital markets solutions. For more than 30 years, Chatham has worked with clients to provide comprehensive financial risk management and investment management services to common commercial real estate financial challenges, including debt management, defeasance & prepayment, foreign currency hedging, hedge accounting, interest rate hedging, investment banking, regulatory compliance, and valuation services.

Under the terms of the Investment Advisory Agreement, and subject to the authority of the Board, the Adviser will carry out the investment and reinvestment of the net assets of the Fund, furnish a continuous investment program with respect to the Fund, and determine which securities should be purchased, sold or exchanged. In addition, the Adviser will furnish to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser will compensate all Adviser personnel who provide services to the Fund. The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection.

Adviser’s Investment Committee

The Adviser has established an Investment Committee (the “Committee”) responsible for: setting overall investment policies and strategies of the Adviser; reviewing the Private Investment Funds being considered for investment by the Adviser’s clients, including the Fund; monitoring allocation targets for the investment portfolio of the Fund among the Private Investment Funds, Public Investment Funds and other entities in which the Fund intends to invest; evaluating
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the investment performance of the Fund and generally overseeing the activities of the co-portfolio managers (see below). Notwithstanding the foregoing, the portfolio managers are ultimately responsible for all investment decisions made for the Fund.

Portfolio Managers

Subject to the oversight of the Committee as a whole, Dr. Miller and Mr. Achterberg, who are a members of the Committee, serve as the Fund’s co-portfolio managers. The portfolio managers are ultimately responsible for all investment decisions made for the Fund, and are solely responsible for the day to day investment operations of the Fund. Dr. Miller and Mr. Achterberg also have responsibility for reviewing the overall composition of the portfolio to ensure its compliance with the Fund’s stated investment objectives and strategies. Dr. Miller has served as a portfolio manager to the Fund since inception. Mr. Achterberg has served the Fund as a portfolio manager since August 1, 2022. Dr. Miller’s and Mr. Achterberg’s professional experience and background is set forth below:

Dr. Thomas E. Miller, CFA has served as the Chief Executive Officer of the Adviser since 2021 and Chief Investment Officer since inception of the Adviser. Previously, Dr. Miller was Head of Manager Research at Nationwide Investment Management Group where he was responsible for the oversight and implementation of the Quantitative Research, Qualitative Review, Risk Analysis, and Monitoring process for the Nationwide Funds, a $60 billion mutual fund family. Dr. Miller’s responsibilities included the selection, monitoring, and de-selection of the investment managers utilized across multiple platforms. Prior to leading the Manager Strategies team, Dr. Miller was an Associate Vice President, Product Management and Research at Nationwide Investment Management Group. In that role, he was responsible for the day to day management of the Product Management team, which oversaw over 100 investment products that support Nationwide Financial’s retirement, annuity, life insurance and retail mutual fund businesses. Prior to joining Nationwide, Dr. Miller held positions at The Vanguard Group Inc. and Delaware Investments. Dr. Miller holds a Bachelor’s degree in Business from the Pennsylvania State University, an MBA from West Chester University, and earned his Doctorate from Drexel University’s LeBow School of Business. He also holds the Chartered Financial Analyst Designation (CFA).

Michael D. Achterberg, CAIA has served as Senior Portfolio Manager of the Adviser since August 2022. Previously, Mr. Achterberg served as President of PREDEX Capital Management, LLC from May 2018 through July 2022 and Chief Operating Officer of PREDEX Capital Management, LLC from March 2013 through May 2018. Previously, Mr. Achterberg served as Chief Financial Officer for more than two years at CITIC Securities International Partners (“CSIP”) where he managed the valuations and investor reporting for the Hong Kong private equity advisor. He also was the FINOP for the U.S. broker-dealer which provided comprehensive advisory services relating to M&A and corporate finance for inbound and outbound transactions involving China. Prior to that Mr. Achterberg was a partner for fifteen years at Strome Investment Management. Their principal hedge fund products were funds-of-funds and a global macro multi-manager strategy. As CFO he was a member of the investment, risk, and valuation committees. At Strome he was also the FINOP for an affiliated broker-dealer operating a hedge fund hotel that provided office space, complete fund administration and operational support to other advisers and their clients. Until 1994 he was a CPA and Audit Manager for Coopers & Lybrand working exclusively in the investment industry with advisers and funds. While there he served on the national quality review program for the Investment Company practice. Mr. Achterberg holds a Bachelor’s degree in Business from California State University, Long Beach. He also holds the Chartered Alternative Investment Analyst Association designation (CAIA).

The Fund’s SAI provides additional information about the portfolio managers’ compensation, other accounts managed by the portfolio managers and the portfolio managers’ ownership of shares of the Fund.

The Adviser receives a monthly fee computed at the annual rate as follows: 0.65% (as a percentage of daily net assets) on assets up to $500 million; 0.50% on assets of $500 million and more but less than $1 billion; 0.40% on assets of $1
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billion and more but less than $5 billion; and 0.30% on assets of $5 billion or more. The Adviser has contractually agreed to waive its advisory fees and/or assume expenses otherwise payable by the Fund to the extent necessary to ensure that Total Annual Fund Operating Expenses (excluding taxes, interest, trading costs, acquired fund fees and expenses, distribution fees, and shareholder servicing expenses) do not exceed 0.85% of average daily net assets (the “Expense Limitation Agreement”). The Expense Limitation Agreement will continue indefinitely until revised or terminated by mutual agreement by the Fund and the Adviser, with the consent of the Board. Under the Expense Limitation Agreement, the Adviser may request and receive reimbursement from the Fund for advisory fees waived or other expenses reimbursed by the Adviser pursuant to the Expense Limitation Agreement at a date not to exceed three years from the month in which the corresponding waiver or reimbursement to the Fund was made. However, no reimbursement may be made unless the total annual expense ratio of the class making such reimbursement is no higher than the amount of the expense limitation that was in place at the time the Adviser waived the fees or reimbursed the expenses and does not cause the expense ratio to exceed the current expense limitation.

A discussion regarding the basis for the Board’s approval of the renewal of the Investment Advisory Agreement is available in the Fund’s semi-annual report to shareholders for the period ending September 30, 2024.

Control Persons

A control person is one who beneficially owns, either directly or indirectly, more than 25% of the voting securities of a company or acknowledges the existence of control. A controlling shareholder’s vote could have a more significant effect on matters presented to shareholders for approval than the vote of other Fund shareholders. In addition, a large repurchase of shares held by a controlling shareholder could significantly reduce the asset size of the Fund, which may adversely affect the Fund’s investment flexibility and expense ratio. To the best knowledge of the Fund, as of July 1, 2025, no persons or entity owned beneficially more than 25% of the Fund’s outstanding shares.

FUND EXPENSES

The Adviser is obligated to pay expenses associated with providing the services stated in the Investment Advisory Agreement, including compensation of and office space for its officers and employees connected with investment and economic research, trading and investment management and administration of the Fund. The Adviser is obligated to pay the fees of any Trustee of the Fund who is affiliated with it.

The Fund pays all other expenses incurred in the operation of the Fund including, among other things, (i) expenses for legal and independent accountants’ services, (ii) costs of printing proxies, share certificates, if any, and reports to shareholders, (iii) charges of the custodian, administrator and transfer agent in connection with the Fund’s dividend reinvestment policy, (iv) fees and expenses of independent Trustees, (v) printing costs, (vi) membership fees in trade association, (vii) fidelity bond coverage for the Fund’s officers and Trustees, (viii) errors and omissions insurance for the Fund’s officers and Trustees, (ix) brokerage costs, (x) taxes, (xi) costs associated with the Fund’s quarterly repurchase offers, (xii) distribution fees, (xiii) shareholder servicing fees and (xiv) other extraordinary or non-recurring expenses and other expenses properly payable by the Fund. The expenses incident to the offering and issuance of shares to be issued by the Fund will be recorded as a reduction of capital of the Fund attributable to the shares.

CONFLICTS OF INTEREST

Affiliates of the Adviser may have potential conflicts of interest. For example, affiliates of the Adviser provide services, including valuation services, to real estate investment firms who may issue securities which can be bought or sold by the Fund or other accounts. The Adviser has adopted policies and procedures and has structured its portfolio managers’ compensation in a manner reasonably designed to safeguard the Fund from being negatively affected as a result of any such potential conflicts.

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In addition, as a general matter, when a portfolio manager has responsibility for managing more than one account, potential conflicts of interest may arise. For example, it is possible that the various accounts managed could have different investment strategies that, at times, might conflict with one another. Alternatively, to the extent that the same investment opportunities might be desirable for more than one account, possible conflicts could arise in determining how to allocate them. Other potential conflicts might include conflicts created by specific portfolio manager compensation arrangements, and conflicts relating to selection of brokers or dealers to execute portfolio trades and/or specific uses of commissions from portfolio trades (for example, research, or “soft dollars,” if any). The Adviser has adopted policies and procedures and has structured its Portfolio Managers’ compensation in a manner reasonably designed to safeguard the Fund from being negatively affected as a result of any such potential conflicts.

The SAI provides additional information about the portfolio managers' compensation, other accounts managed and ownership of Fund shares.

PERFORMANCE

From time to time, the Fund advertises its performance. Performance information may include total return for specific time periods. Total return is the change in value of an investment over a given period. Total return assumes any dividends and capital gains are reinvested. Performance figures are always based on the Fund’s past performance and do not guarantee future results. The Fund’s total return will vary, depending on market conditions, the investments owned by the Fund, the Fund’s operating expenses and the amount of capital gains or losses during the period. For a more detailed description of how the Fund calculates its performance figures, please see “Performance Information” in the SAI.

CONTINUOUS OFFERING

Shares of the Fund are offered for purchase in a continuous offering at their NAV per share next determined after an order is accepted, without any load or sales charge. The Fund is authorized as a Delaware statutory trust to issue an unlimited number of shares. The Fund may close at any time to new investments and, during such closings, only the reinvestment of dividends by existing shareholders will be permitted. The Fund may re-open or close to new investments at any time at the discretion of the Adviser, subject to approval by the Board.

USE OF PROCEEDS FROM SALES OF SHARES

The net proceeds of the continuous offering of the Fund’s shares will be invested in accordance with the Fund’s investment objective and policies as soon as practicable after receipt. The Fund’s investments in Private Investment Funds will be made within a period not expected to exceed three months, while any investments in Public Investment Funds, publicly traded securities or money market funds will generally be made on the next business day following receipt of proceeds. No arrangements have been made to place such proceeds in escrow, trust or a similar account. The Fund bears the costs associated with its continuous offering of shares. Pending investment of the net proceeds in accordance with the Fund’s investment objective and policies, the Fund expects to invest all or a portion of such proceeds in money market funds or high quality, short-term debt securities, or hold cash. The Fund may be prevented from achieving its investment objective during any time in which the Fund’s assets are not substantially invested in accordance with its principal investment strategies.

DETERMINATION OF NET ASSET VALUE

The NAV of shares of the Fund is determined daily, as of the close of regular trading on the NYSE (normally, 4:00 p.m., Eastern time). The Fund does not calculate the NAV on dates the NYSE is closed for trading, which include New Year’s Day, Martin Luther King Jr. Day, President’s Day, Good Friday, Memorial Day, Juneteenth National Independence Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day. Each share is offered at
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NAV. During the continuous offering, the price of the shares will increase or decrease on a daily basis according to the NAV of the shares. In computing NAV, portfolio securities of the Fund are valued at their current market values determined on the basis of market quotations. The Fund may use a third party pricing service to assist it in determining the market value of securities in the Fund’s portfolio. The Fund’s NAV is calculated by dividing the value of the Fund’s total assets (the value of the securities the Fund holds plus cash or other assets, including interest accrued but not yet received), less accrued expenses of the Fund and other liabilities, by the total number of shares outstanding.

If market quotations are not readily available (as in the case of Private Investment Funds investing in private real estate), securities are valued at fair value as determined by the Board. The Board has delegated the day to day responsibility for determining these fair values in accordance with the policies it has approved to the Adviser. Fair valuation involves subjective judgments, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security. Like all investments that are valued at fair value, the Private Investment Funds will be difficult to value. There is no single standard for determining fair value of a security. Likewise, there can be no assurance that the Fund will be able to purchase or sell a portfolio security at the fair value price used to calculate a Fund’s NAV. Rather, in determining the fair value of a security for which there are no readily available market quotations, the Adviser may consider several factors, including: (1) evaluation of all relevant factors, including but not limited to, pricing history, current market level, supply and demand of the respective security; (2) comparison to the values and current pricing of securities that have comparable characteristics; (3) knowledge of historical market information with respect to the security; (4) other factors relevant to the security which may include, but are not limited to, duration, yield, fundamental analytical data, the Treasury yield curve, and credit quality. The Adviser will also consider periodic financial statements (audited and unaudited) or other information provided by the issuer. The SEC recently adopted new Rule 2a-5 under the 1940 Act, which establishes requirements for determining fair value in good faith for purposes of the 1940 Act. The Fund will comply with the new rule’s valuation requirements on or before the SEC’s compliance date in 2022.

Securities representing an interest in a Private Investment Fund will initially be assessed at the value provided by that Private Investment Fund or its institutional manager. To arrive at the fair value of such investments, the Adviser receives monthly or quarterly capital account statements from the Private Investment Funds. Upon receipt of these statements, the Adviser makes a determination that the account statements are based on the fair value of underlying investments. In making such determination, the Adviser reviews and evaluates the valuation policies and procedures of the entity providing the statement. If necessary, the Adviser adjusts the account statements for underlying investments held at fair value or to bring the fair value estimate in phase with the Adviser reporting date. The Adviser will attempt to obtain current information to value all fair valued securities, but it is anticipated that portfolio holdings of the Private Investment Funds will be available on no more than a quarterly basis. The Adviser, in its sole discretion, may opt to rely on its own valuation of an interest in any Private Investment Fund or other entity held in the Fund’s portfolio, if in the discretion of the Adviser, such entity’s valuation does not accurately reflect its fair or current market value for any reason, including because the Fund’s portfolio must be valued more frequently than the Private Investment Funds.

Non-dollar-denominated securities, if any, are valued as of the close of the NYSE at the closing price of such securities in their principal trading market, but may be valued at fair value if subsequent events occurring before the computation of NAV materially have affected the value of the securities. Trading may take place in foreign issues held by the Fund, if any, at times when the Fund is not open for business. As a result, the Fund’s NAV may change at times when it is not possible to purchase or sell shares of the Fund. The prices for foreign securities are reported in local currency and converted to U.S. dollars using currency exchange rates. To the extent necessary, the Adviser will obtain exchange rates from recognized independent pricing agents.

Readily marketable portfolio securities listed on the NYSE are valued, except as indicated below, at the last sale price reflected on the consolidated tape at the close of the NYSE on the business day as of which such value is being determined. If there has been no sale on such day, the securities are valued at the mean of the closing bid and asked prices on such day. If no bid or asked prices are quoted on such day or if market prices may be unreliable because of events occurring after the close of trading, then the security is valued by such method as the Board shall determine in
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good faith to reflect its fair market value. Readily marketable securities not listed on the NYSE but listed on other domestic or foreign securities exchanges are valued in a like manner. Portfolio securities traded on more than one securities exchange are valued at the last sale price on the business day as of which such value is being determined as reflected on the consolidated tape at the close of the exchange representing the principal market for such securities. Securities trading on the NASDAQ are valued at the NASDAQ official closing price.

Readily marketable securities traded in the over-the-counter market, including listed securities whose primary market is believed by the Adviser to be over-the-counter, are valued at the mean of the current bid and asked prices as reported by the NASDAQ or, in the case of securities not reported by the NASDAQ or a comparable source, as the Board deems appropriate to reflect their fair market value. Where securities are traded on more than one exchange and also over-the-counter, the securities will generally be valued using the quotations the Board believes reflect most closely the value of such securities.

If available, debt securities are priced based upon valuations provided by independent, third-party pricing agents. Such values generally reflect the last reported sales price if the security is actively traded. The third-party pricing agents may also value debt securities at an evaluated bid price by employing methodologies that utilize actual market transactions, broker-supplied valuations, or other methodologies designed to identify the market value for such securities. Such methodologies generally consider such factors as security prices, yields, maturities, call features, ratings and developments relating to specific securities in arriving at valuations. On the first day a new debt security purchase is recorded, if a price is not available on the automated pricing feeds from the Fund’s primary and secondary pricing vendors nor is it available from an independent broker, the security may be valued at its purchase price. Each day thereafter, the debt security will be valued according to the Fund’s fair valuation policies until an independent source can be secured. Debt obligations with remaining maturities of sixty days or less may be valued at their amortized cost, which approximates market value.

The Adviser provides the Board with periodic reports, no less frequently than quarterly, that discuss the functioning of the valuation process, if applicable to that period, and that identify issues and valuation problems that have arisen, if any. To the extent deemed necessary by the Adviser, the Board will review any securities valued by the Adviser in accordance with the Fund’s valuation policies.

DISTRIBUTION OF FUND SHARES

Distributor

Quasar Distributors, LLC (“Quasar”), 190 Middle Street, Suite 301, Portland, ME 04101, is the distributor for the shares of the Fund. Shares of the Fund are offered for purchase on a best efforts basis in a continuous offering at their NAV per share next determined after an order is accepted, without any load or sales charge. Quasar is not obligated to sell any specific amount of shares of the Fund. Any purchase order may be rejected by Quasar or the Fund. Quasar or the Fund also may suspend or terminate its offering of shares at any time. The Fund is not listed on any national securities exchange, and Quasar will not act as a market maker in shares of the Fund.

Pursuant to the Distribution Agreement between the Fund, the Adviser and the Distributor (the “Distribution Agreement”), the Fund has agreed, subject to certain conditions and limitations, to indemnify the Distributor and each of its managers, officers, employees, representatives and control persons against certain claims, demands, losses, expenses and liabilities arising out of or based upon certain untrue or alleged untrue statements of material fact, or omissions or alleged omissions of material fact, in certain materials relating to the Fund; arising out of a breach of the Fund’s representations and warranties in the Distribution Agreement; or based upon the Fund’s refusal or failure to comply with the terms of such Distribution Agreement or applicable law.

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SHAREHOLDER SERVICING EXPENSES

Class I shares of the Fund are subject to fees pursuant to a “Shareholder Services Plan” adopted by the Board. These fees may be paid by the Fund to broker-dealers or other financial intermediaries who provide administrative support services to beneficial shareholders on behalf of the Fund. Under the Shareholder Services Plan, the Fund may incur expenses on an annual basis equal up to a maximum of 0.25% of its average net assets attributable to Class I shares. However, some intermediaries charge less than 0.25%. Because these fees are paid out of the Fund’s assets on an ongoing basis, these fees will increase the cost of your investment in a share class over time and may cost you more than paying other types of fees.

REVENUE SHARING

The Adviser makes payments for marketing, promotional or related services provided by broker-dealers and other financial intermediaries that sell shares of the Fund or which include the Fund as an investment option for their respective customers. These payments are often referred to as “revenue sharing payments,” and are paid from the Adviser’s own legitimate profits and other of its own resources (not from the Fund’s) and are in addition to any Rule 12b-1 payments or shareholder servicing fees that are paid to broker-dealers and other financial intermediaries.

INVESTOR SUITABILITY

An investment in the Fund involves substantial risks and may not be suitable for all investors. You may lose money on your entire investment in the Fund. An investment in the Fund is suitable only for sophisticated, long-term investors who can bear the risks associated with the limited liquidity of the Fund’s shares and should be viewed as a long-term investment. Before making an investment decision, prospective investors and their financial advisers should (i) consider the suitability of an investment in the Fund with respect to the investor’s investment objective and personal situation, and (ii) consider factors such as personal net worth, income, age, risk tolerance and liquidity needs. The Fund should be considered an illiquid investment. Investors will not be able to redeem shares of the Fund on a daily basis because the Fund is a closed-end interval fund. The Fund’s shares are not traded on an active market and there is currently no secondary market for the Fund’s shares, nor does the Fund expect a secondary market for its shares to exist in the future.

PURCHASING FUND SHARES

How to Purchase Fund Shares

Financial institutions and intermediaries, including authorized brokers and a broker’s authorized designee, on behalf of their clients may purchase shares of the Fund by placing orders with U.S. Bank Global Fund Services, the Fund’s transfer agent (or its authorized agent). The Fund will be deemed to have received a purchase order or a redemption order (i.e., repurchase request) when a financial institution, intermediary, authorized broker or a broker’s authorized designee, receives the order. Customer purchase orders will be priced at the Fund’s NAV next computed after they are received by a financial institution, intermediary, authorized broker or a broker’s authorized designee. Financial institutions, intermediaries, authorized brokers or a broker's authorized designee that use certain proprietary systems of the Adviser may place orders electronically through those systems. Cash investments must be transmitted or delivered in federal funds to the Fund’s wire agent by the close of business on the day after the order is placed. The Fund reserves the right to refuse any purchase requests, particularly those that would not be in the best interests of the Fund or its shareholders and could adversely affect the Fund or its operations. The Fund generally does not accept investments from non-U.S. investors and reserves the right to decline such investments.

Certain intermediaries, including certain broker-dealers and shareholder organizations, have been designated as agents authorized to accept purchase, repurchase and exchange orders for Fund shares. Further, such agents are authorized to designate other intermediaries to receive purchase, repurchase and exchange orders on their behalf. Financial
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intermediaries may charge fees for the services they provide in connection with processing an investor’s transaction order or maintaining an investor’s account with them. Investors should check with their financial intermediary to determine if they are subject to these arrangements. These intermediaries are required by contract and applicable law to ensure that orders to purchase Fund shares are executed at the NAV per share next determined after the intermediary receives the request in good form, and that repurchases are effected at a price equal to the NAV per share on the applicable repurchase pricing date, as discussed further below under “PERIODIC OFFERS TO REPURCHASE SHARES”. These authorized intermediaries are responsible for transmitting requests and delivering funds on a timely basis. In accordance with the USA PATRIOT Act of 2001, please note that the financial institution or intermediary will verify certain information on your account as part of the Fund’s Anti-Money Laundering Program. As requested by your financial intermediary, you should supply your full name, date of birth, social security number and permanent street address. Mailing addresses containing a P.O. Box will not be accepted. You also may be asked for a copy of your driver’s license, passport or other identifying document in order to verify your identity. In addition, it may be necessary to verify your identity by cross-referencing your identification information with a consumer report or other electronic database. Additional information may be required to open accounts for corporations and other entities. Federal law prohibits the Fund and other financial institutions from opening a new account unless they receive the minimum identifying information listed above. After an account is opened, the Fund may restrict your ability to purchase additional shares until your identity is verified. The Fund may close your account or take other appropriate action if they are unable to verify your identity within a reasonable time. If your account is closed for this reason, your shares will be redeemed at the NAV next calculated after the account is closed.

Purchases by Mail

To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to USQ Core Real Estate Fund to:

USQ Core Real Estate Fund
c/o U.S. Bank Global Fund Services
P.O. Box 219252
Kansas City, Missouri 64121-9252

All checks must be in U.S. dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. The Fund does not accept postdated checks or any conditional order or payment. To prevent check fraud, the Fund will not accept third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares.

The transfer agent will charge a $25.00 fee against an investor’s account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to shareholders. The Fund reserves the right to reject any application.

Minimum Purchases

The minimum initial investment in the Fund’s Class I Shares is $25,000, with a minimum subsequent investment of $100. Such minimum investment values will be subject to waiver in the Adviser’s sole discretion. The Class I Shares are only available for purchase by: (i) those making a minimum investment of $25,000; (ii) banks, trust companies or similar financial institutions investing for their own account or for trust accounts for which they have authority to make investment decisions (subject to certain limitations); (iii) Trustees and retired Trustees of the Fund; (iv) trustees, directors, officers, employees of the Adviser and its affiliates, and their families and friends; (v) registered investment advisers purchasing Class I Shares on behalf of their clients where the registered investment advisers have executed a letter of intent acknowledging the intent to aggregate at least $25,000 in client Class I Share purchases; (vi) and certain retirement plans, fee-based programs or omnibus accounts. If you purchase shares through an intermediary, different
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minimum account requirements may apply. The Distributor and/or an officer of the Fund or Adviser reserves the right to waive the investment minimums under certain circumstances.

Automatic Investment Plan — Subsequent Investments

You may participate in the Fund’s Automatic Investment Plan, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. You may elect to make subsequent investments by transfers of a minimum of $100 on specified days of each month into your established Fund account. Please contact the Fund’s transfer agent at (833) 877-3863 for more information about the Fund’s Automatic Investment Plan.

PERIODIC OFFERS TO REPURCHASE SHARES

The Fund is not aware of any currently existing secondary market for Fund shares and does not anticipate that a secondary market will develop for shares. A secondary market is a market, exchange facility, or system for quoting bid and asking prices where securities such as the shares can be readily bought and sold among holders of the securities after they are initially distributed. Without a secondary market, shares are not liquid, which means that they are not readily marketable.

The Fund, however, has taken action to provide a measure of liquidity to shareholders. The Fund has adopted share repurchase policies as fundamental policies. This means the policies may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities. These policies provide that the Fund will make Repurchase Offers, which are quarterly offers by the Fund to repurchase a designated percentage of the outstanding shares owned by the Fund’s shareholders. The Fund is therefore designed primarily for long-term investors. The Fund will be deemed to have received a redemption order (i.e., repurchase request) when a financial institution, intermediary, authorized broker or a broker’s authorized designee, receives the order.

The Fund will suspend or delay a Repurchase Offer only if certain regulatory requirements (described in the notice of the Repurchase Offer) are met. See “PERIODIC OFFERS TO REPURCHASE SHARES—Suspension or Postponement of Repurchase Offer.” Once every two years the Board may determine in its sole discretion to have one additional Repurchase Offer in addition to the regular quarterly Repurchase Offers.

Repurchase Dates

Once each quarter, the Fund will offer to repurchase at net asset value no less than 5% of the outstanding shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). Shares will be repurchased at the NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline (defined below), or the next business day, if the 14th day is not a business day. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, and other pertinent laws.

Repurchase Request Deadline

The “Repurchase Request Deadline” is the date by which shareholders wishing to tender shares for repurchase must respond to the Repurchase Offer. When a Repurchase Offer commences, the Fund sends, at least 21 days before the Repurchase Request Deadline, written notice to each shareholder setting forth, among other things:

•Detailed instructions for how to tender shares.
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•The percentage of outstanding shares that the Fund is offering to repurchase (the “Repurchase Amount”) and the procedures for how the Fund will purchase shares on a pro rata basis if the offer is oversubscribed.
•The date on which a shareholder’s repurchase request is due (i.e., the Repurchase Request Deadline).
•The date that will be used to determine the Fund’s NAV applicable to the repurchase offer (the “Repurchase Pricing Date”).
•The date by which the Fund will pay to shareholders the proceeds from their shares accepted for repurchase (the “Repurchase Payment Deadline”).
•A statement that the NAV may fluctuate between the Repurchase Request Deadline and the Repurchase Pricing Date, if such dates do not coincide, and the possibility that the Fund may use an earlier Repurchase Pricing Date than the latest possible Repurchase Pricing Date under certain circumstances.
•The procedures by which shareholders may tender their shares and the right of shareholders to withdraw or modify their tenders before the Repurchase Request Deadline.
•The circumstances in which the Fund may suspend or postpone the Repurchase Offer.

This notice may be included in a shareholder report or other Fund document. The Repurchase Request Deadline will be strictly observed. If a shareholder fails to submit a repurchase request in good order by the Repurchase Request Deadline, the shareholder will be unable to liquidate shares until a subsequent repurchase offer, and will have to resubmit a request in the next repurchase offer. Shareholders may withdraw or change a repurchase request with a proper instruction submitted in good form at any point before the Repurchase Request Deadline.

Repurchase Amounts

The Board, in its sole discretion, will determine the Repurchase Offer Amount for a given Repurchase Request Deadline. It is expected that each Repurchase Offer Amount will be approximately 5–10% of the Fund’s outstanding shares, subject to applicable law and to approval of the Board. In all cases each Repurchase Offer Amount will be at least 5% and not more than 25% of the Fund’s outstanding shares, as required by Rule 23c-3 under the 1940 Act.

If shareholders tender more than the Repurchase Offer Amount for a given Repurchase Offer, the Fund may repurchase, at the sole discretion of the Board, an additional amount of shares not exceeding 2% of the Fund shares outstanding on the Repurchase Request Deadline. If Fund shareholders tender more shares than the Fund decides to repurchase, whether the Repurchase Offer Amount or the Repurchase Offer Amount plus the 2% additional shares, the Fund will repurchase the shares on a pro rata basis, rounded down to the nearest full share. The Fund may, however, accept all Fund shares tendered by shareholders who own less than one hundred shares and who tender all their shares, before accepting on a pro rata basis shares tendered by other shareholders. In addition, if a repurchase offer is oversubscribed, the Fund may offer to repurchase additional shares in an amount determined that are tendered by an estate (an “Estate Offer”). Depending upon the liquidity available in the Fund, the Fund may, in its discretion, limit the number of additional shares repurchased in this manner to no more than 0.10% of its outstanding shares. In the event Estate Offers exceed the 0.10% limit, Estate Offer repurchases will be made on a pro rata basis among Estate Offer participants. As a result, there can be no assurance that the Fund will be able to repurchase all of the shares tendered in an Estate Offer. Any person who wishes to request that the Fund repurchase their shares pursuant to the Estate Offer should instruct their authorized intermediary or investment adviser or, if they hold their shares directly through the Fund’s transfer agent, the transfer agent, to indicate to the Fund that they are eligible for such treatment. If the Fund repurchases any shares pursuant to an Estate Offer, this will not affect the number of shares that it repurchases from other shareholders in the quarterly repurchase offers.

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Repurchase Price

The date on which the repurchase price for shares is determined will be no later than the 14th day after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day). The Fund will distribute payment to shareholders no later than seven (7) calendar days after such date. The Fund’s NAV per share may change materially between the date a repurchase offer is mailed and the Repurchase Request Deadline, and it may also change materially between the Repurchase Request Deadline and repurchase pricing date. The method by which the Fund calculates NAV is discussed above under “DETERMINATION OF NET ASSET VALUE.” During the period an offer to repurchase is open, shareholders may obtain the current NAV by calling the Fund’s transfer agent at (833) 877-3863.

Suspension or Postponement of Repurchase Offer

The Fund will not suspend or postpone a Repurchase Offer except if a majority of the Board, including a majority of the Board members who are not “interested persons” of the Fund, as defined in the 1940 Act (Independent Trustees), vote to do so, and only (a) if the Repurchase Offer would cause the Fund to lose its status as a regulated investment company under Subchapter M of the Code; (b) for any period during which the New York Stock Exchange or any market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which any emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund to fairly determine its NAV; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund. The Fund will send to its shareholders notice of any suspension or postponement and notice of any renewed Repurchase Offer after a suspension or postponement.

Special Considerations of Repurchases

Because there likely will not be a secondary market for shares, quarterly and any additional discretionary Repurchase Offers will provide the only source of liquidity for shareholders. If a secondary market were to develop for shares, however, the market price per share of the shares could, at times, vary from the NAV per share. A number of factors could cause these differences, including relative demand and supply of shares and the performance of the Fund. Repurchase Offers for shares at NAV would be expected to reduce any spread or gap that might develop between NAV and market price. However, there is no guarantee that these actions would cause shares to trade at a market price that equals or approximates NAV per share.

Although the Board believes that Repurchase Offers will generally benefit shareholders, the Fund’s repurchase of shares will decrease the Fund’s total assets. The Fund’s expense ratio also may increase as a result of Repurchase Offers (assuming the repurchases are not offset by the issuance of additional shares). Such Repurchase Offers also may result in less investment flexibility for the Fund depending on the number of shares repurchased and the success of the Fund’s continuous offering of shares. In addition, when the Fund borrows money for the purpose of financing the repurchase of shares in a Repurchase Offer, interest on the borrowings will reduce the Fund’s net investment income. It is the Board’s announced policy (which the Board may change) not to repurchase shares in a Repurchase Offer over the minimum amount required by the Fund’s fundamental policies regarding Repurchase Offers if the Board determines that the repurchase is not in the Fund’s best interest. Also, the size of any particular Repurchase Offer may be limited (above the minimum amount required for the Fund’s fundamental policies) for the reasons discussed above or as a result of liquidity concerns.

To complete a Repurchase Offer for the repurchase of shares, the Fund may be required to sell portfolio securities. This may cause the Fund to realize gains or losses at a time when the Adviser would otherwise not do so.

The Board will consider other means of providing liquidity for shareholders if Repurchase Offers are ineffective in enabling the Fund to repurchase the amount of shares tendered by shareholders. These actions may include an evaluation of any secondary market that may exist for shares, and a determination of whether that market provides
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liquidity for shareholders. If the Board determines that a secondary market (if any) has failed to provide liquidity for shareholders, the Board may consider other available options to provide liquidity. One possibility that the Board may consider is listing the shares on a major domestic stock exchange or arranging for the quotation of shares on an over-the-counter market. Alternatively, the Fund might repurchase shares periodically in open market or private transactions, provided the Fund can do so on favorable investment terms. The Board will cause the Fund to take action the Board deems necessary or appropriate to provide liquidity for the shareholders in light of the specific facts and circumstances.

The Fund’s repurchase of tendered shares is a taxable event to shareholders. The Fund will pay all costs and expenses associated with the making of any Repurchase Offer. An early withdrawal charge will be imposed on certain shares that have been accepted for repurchase pursuant to a Repurchase Offer, subject to certain waivers. In accordance with applicable rules of the SEC in effect at the time of the offer, the Fund also may make other offers to repurchase shares that it has issued.

Selling Shares in Writing

Written instructions with respect to your tender of shares in a Repurchase Offer must be completed in the manner described, and on the appropriate forms included, in the notification to shareholders of the Repurchase Offer.

Sometimes, to protect you and the Fund we will need written instructions signed by all registered owners, with a signature guarantee for each owner, if:

•you are selling more than $100,000 worth of shares;
•you want your proceeds paid to someone who is not a registered owner; or
•you want to send your proceeds somewhere other than the address of record, or preauthorized bank or brokerage firm account.

We also may require a signature guarantee when: we receive instructions from an agent, not the registered owners; you want to send your proceeds to a bank account that was added or changed on your account without a signature guarantee within the last 15 days; you want to send proceeds to your address that was changed without a signature guarantee within the last 15 days; or we believe it would protect the Fund against potential claims based on the instructions received. A signature guarantee helps protect your account against fraud. You can obtain a signature guarantee at most banks and securities dealers. A notary public CANNOT provide a signature guarantee.

Selling Recently Purchased Shares

If you sell shares recently purchased, we may delay sending you the proceeds until your check, draft or wire/electronic funds transfer has cleared, which may take seven business days.

Repurchase Proceeds

The Fund generally pays sale (redemption) proceeds in cash. Your repurchase amount will be sent within seven days after the Repurchase Pricing Date described above assuming we receive your request in proper form by the Repurchase Request Deadline.

INVOLUNTARY REPURCHASES

The Fund may, at any time, repurchase at net asset value shares held by a shareholder, or any person acquiring shares from or through a shareholder, in accordance with the Fund’s Agreement and Declaration of Trust, as amended from time to time, Section 23 of the 1940 Act, and any applicable rules thereunder.

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MARKET TIMING POLICY

Excessive or short-term purchases and redemptions of Fund shares have the potential to harm the Fund and its long-term shareholders. Such frequent purchases and redemptions of Fund shares may lead to, among other things, dilution in the value of Fund shares held by long-term shareholders, interference with the efficient management of the Fund’s portfolio and increased brokerage and administrative costs.

The Fund is not designed to serve as a vehicle for frequent purchases and redemptions of Fund shares in response to short-term fluctuations in the securities markets. The advantages of market timing generally accrue from purchasing into and redeeming out of a fund in a short time period. Open-end funds, which issue shares that may be purchased and redeemed each business day, allow for the timing of such trading to a much greater extent than closed-end interval funds such as the Fund, whose shares are not redeemable and may be repurchased only in limited circumstances. Consequently, the Fund is less likely to encounter market timing for its shares than an open-end fund would be. The ability of shareholders of the Fund to engage in market timing with respect to shares of the Fund is very limited because shareholders may have their shares repurchased by the Fund only on the four days a year that are the dates of the quarterly Repurchase Request Deadlines and pricing for the repurchases may occur several days after the request deadline. These dates are selected by the Fund’s Board, which further prevents the shareholders from timing when they have their shares repurchased.

Notwithstanding the foregoing, the Fund’s Board has adopted policies and procedures that are designed to deter such excessive or short-term purchases and redemptions of Fund shares. The Fund reserves the right to take appropriate action as it deems necessary to combat excessive or short-term purchases and redemptions of Fund shares, including, but not limited to, refusing to accept purchase orders. The Fund also works with intermediaries that sell or facilitate the sale of Fund shares to identify abusive trading practices in omnibus accounts. Under no circumstances will the Fund, the Adviser or the Distributor enter into any agreements with any investor to encourage, accommodate or facilitate excessive or short-term purchases or redemptions of the Fund. The Adviser maintains processes to monitor and identify abusive or excessive short-term purchase and redemption activity in the Fund.

DIVIDENDS, DISTRIBUTIONS AND TAXES

DISTRIBUTIONS

Dividends and Distributions. The Fund has elected and intends to qualify each year as a regulated investment company under Subchapter M the Code. As a regulated investment company, the Fund generally pays no federal income tax on the income and gains it distributes to you. The Fund expects to declare and distribute all of its net investment income, if any, to shareholders as dividends on a quarterly basis. The Fund distributes net realized capital gains, if any, at least annually, usually in December. The Fund may distribute such income dividends and capital gains more frequently, if necessary, in order to reduce or eliminate federal excise or income taxes on the Fund. Distributions declared to shareholders with a record date in December – if paid to you by the end of January – are taxable for federal income tax purposes as if received in December. The amount of any distribution varies, and there is no guarantee the Fund will pay either an income dividend or a capital gains distribution. We automatically reinvest all dividends and any capital gains, unless you direct us to do otherwise.

The dividend distribution described above may result in the payment of approximately the same amount or percentage to the Fund’s shareholders each quarter. Section 19(a) of the 1940 Act and Rule 19a-1 thereunder require the Fund to provide a written statement accompanying any such payment that adequately discloses its source or sources. Thus, if the source of the dividend or other distribution were the original capital contribution of the shareholder, and the payment amounted to a return of capital, the Fund would be required to provide written disclosure to that effect. Shareholders should not confuse a return of capital distribution with “dividend yield,” “profit” or “total return.”

The Board reserves the right to change the quarterly distribution policy from time to time.
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Dividend Reinvestment Policy. The Fund operates under a dividend reinvestment policy administered by U.S. Bank Global Fund Services (the “Agent”). Pursuant to that policy, the Fund’s income dividends or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, will be reinvested in the same class of shares of the Fund.

Shareholders automatically participate in the dividend reinvestment policy, unless and until an election is made to withdraw from the policy on behalf of such participating shareholder. Shareholders who do not wish to have Distributions automatically reinvested should so notify the Agent in writing at USQ Funds c/o U.S. Bank Global Fund Services, P.O. Box 219252, Kansas City, Missouri 64121-9252. Such written notice must be received by the Agent 30 days prior to the record date of the Distribution or the shareholder will receive such Distribution in shares through the dividend reinvestment policy.

Under the dividend reinvestment policy, the Fund’s Distributions to shareholders are reinvested in full and fractional shares as described below.

When the Fund declares a Distribution, the Agent, on the shareholder’s behalf, receives additional authorized shares from the Fund. Such shares are either newly issued or repurchased from shareholders by the Fund and held as treasury stock. The number of shares to be received when Distributions are reinvested is determined by dividing the amount of the Distribution by the Fund’s NAV per share.

The Agent maintains all shareholder accounts and furnishes written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records. The Agent holds shares in the account of the shareholders in non-certificated form in the name of the participant, and each shareholder’s proxy, if any, will include those shares purchased pursuant to the dividend reinvestment policy. Each participant, nevertheless, has the right to request certificates for whole and fractional shares owned. The Fund will issue certificates in its sole discretion.

In the case of shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the dividend reinvestment policy, the Agent administers the dividend reinvestment policy on the basis of the number of shares certified from time to time by the record shareholder as representing the total amount of shares registered in the shareholder’s name and held for the account of beneficial owners participating under the dividend reinvestment policy.

Neither the Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the dividend reinvestment policy, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of Distributions does not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such Distributions. See “TAX CONSIDERATIONS” below.

The Fund reserves the right to amend or terminate the dividend reinvestment policy. There is no direct service charge to participants with regard to purchases under the dividend reinvestment policy; however, the Fund reserves the right to amend the dividend reinvestment policy to include a service charge payable by the participants.

All correspondence concerning the dividend reinvestment policy should be directed to the Agent at USQ Funds c/o U.S. Bank Global Fund Services, P.O. Box 219252, Kansas City, Missouri 64121-9252. Certain transactions can be performed by calling the toll free number (833) 877-3863.
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Annual Statements. Each year, you will receive an annual statement (Form 1099) of your account activity to assist you in completing your federal, state and local tax returns. The Fund makes every effort to search for reclassified income to reduce the number of corrected forms mailed to you. However, when necessary, you will receive a corrected Form 1099 to reflect reclassified information.

Avoid “Buying a Dividend.” At the time you purchase your Fund shares, the Fund’s NAV may reflect undistributed income, undistributed capital gains, or net unrealized appreciation in the value of portfolio securities held by the Fund. For taxable investors, a subsequent distribution to you of such amounts, although constituting a return of your investment, would be taxable. Buying shares in the Fund just before it declares an income dividend or capital gains distribution is sometimes known as “buying a dividend.”

TAX CONSIDERATIONS

Fund Distributions. The Fund expects, based on its investment objective and strategies, that all or a portion of its distributions may consist solely of a return of capital and not return of net profit. Shareholders should not confuse a return of capital distribution with “dividend yield,” “profit” or “total return.” Distributions may also consist of ordinary income, capital gains, or some combination of both. This is true whether you reinvest your distributions in additional Fund shares or receive them in cash.

For federal income tax purposes, Fund distributions of short-term capital gains are taxable to you as ordinary income. Fund distributions of long-term capital gains are taxable to you as long-term capital gains no matter how long you have owned your shares.

The Fund may derive “excess inclusion income” from certain equity interests in mortgage pooling vehicles either directly or through an investment in a U.S. REIT. Please see the SAI for a discussion of the risks and special tax consequences to shareholders in the event the Fund realizes excess inclusion income in excess of certain threshold amounts.

Under 2017 legislation commonly known as the Tax Cuts and Jobs Act (“TCJA”), “qualified REIT dividends” (i.e., ordinary REIT dividends other than capital gain dividends and portions of REIT dividends designated as qualified dividend income) are treated as eligible for a 20% deduction by noncorporate taxpayers. The Fund may choose to report the special character of “qualified REIT dividends” to a shareholder, provided both the Fund and a shareholder meet certain holding period requirements with respect to their shares.

Repurchase of Fund Shares. Under the Code, a repurchase of shares by the Fund pursuant to a Repurchase Offer will be treated as a sale or exchange of the shares if the repurchase (a) results in a complete termination of the shareholder’s interest in the Fund, (b) is “substantially disproportionate” with respect to the shareholder (generally meaning that after the repurchase the shareholder’s percentage interest in the Fund is less than 80% of his or her percentage interest prior to the repurchase), or (c) is “not essentially equivalent to a dividend.” If any of the three tests is met, a repurchase of shares will result in a taxable gain or loss equal to the difference between the amount realized and the shareholder’s basis in the shares repurchased. Such gain or loss will be treated as capital gain or loss if the shares are capital assets in the shareholder’s hands, and will be long-term capital gain or loss if the shares are held for more than one year and short-term capital gain or loss if the shares are held for one year or less. If none of the three tests described above is met with respect to a repurchase, then amounts received by a shareholder will be taxable as a dividend, return of capital and/or capital gain, depending on the fund’s earnings and profits and the shareholder’s basis in the tendered shares. Under such circumstances, it is also possible that non-tendering shareholders may be considered to have received a deemed distribution as a result of the fund’s purchase of tendered shares, and all or a portion of that deemed distribution may be taxable as a dividend.

46

Medicare Tax. A 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from the Fund and net gains from repurchases or other taxable dispositions of Fund Shares) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds a threshold amount. This Medicare tax, if applicable, is reported by you on, and paid with, your federal income tax return.

Cost Basis. The Fund is required to report to you and the IRS annually on Form 1099-B not only the gross proceeds of Fund Shares you redeem, but also the cost basis of Shares where the cost basis of the Shares is known by the Fund. Cost basis will be calculated using the Fund’s default method, unless you instruct the Fund to use a different calculation method. Shareholders should carefully review the cost basis information provided by the Fund and make any additional basis, holding period or other adjustments that are required when reporting these amounts on their federal income tax returns. If your account is held by your investment representative (financial advisor or other broker), please contact that representative with respect to reporting of cost basis and available elections for your account. Tax-advantaged retirement accounts will not be affected.

Backup Withholding. By law, if you do not provide the Fund with your proper taxpayer identification number and certain required certifications, you may be subject to backup withholding on any distributions of income, capital gains, or proceeds from the sale of your shares. The Fund also must withhold if the IRS instructs it to do so. When withholding is required, the amount will be 24% of any distributions or proceeds paid.

State and Local Taxes. Fund distributions and gains from the sale or exchange of your Fund shares generally are subject to state and local taxes.

Non-U.S. Investors. Non-U.S. investors may be subject to U.S. withholding tax at a 30% or lower treaty rate and U.S. estate tax and are subject to special U.S. tax certification requirements to avoid backup withholding and claim any treaty benefits. Exemptions from U.S. withholding tax are provided for certain capital gain dividends paid by the Fund from net long-term capital gains, if any, interest-related dividends paid by the Fund from its qualified net interest income from U.S. sources and short-term capital gain dividends, if such amounts are reported by the Fund. However, notwithstanding such exemptions from U.S. withholding at the source, any such dividends and distributions of income and capital gains will be subject to backup withholding at a rate of 24% if you fail to properly certify that you are not a U.S. person.

Other Reporting and Withholding Requirements. Under the Foreign Account Tax Compliance Act (“FATCA”), the Fund will be required to withhold a 30% tax on income dividends made by the Fund to certain foreign entities, referred to as foreign financial institutions or nonfinancial foreign entities, that fail to comply (or be deemed compliant) with extensive reporting and withholding requirements designed to inform the U.S. Department of the Treasury of U.S.-owned foreign investment accounts: After December 31, 2018, FATCA withholding also would have applied to certain capital gain distributions, return of capital distributions and the proceeds arising from the sale of Fund Shares ; however, based on proposed regulations issued by the IRS, which can be relied upon currently, such withholding is no longer required unless final regulations provide otherwise (which is not expected). The Fund may disclose the information that it receives from its shareholders to the IRS, non-U.S. taxing authorities or other parties as necessary to comply with FATCA or similar laws. Withholding also may be required if a foreign entity that is a shareholder of the Fund fails to provide the Fund with appropriate certifications or other documentation concerning its status under FATCA.

This discussion of “DIVIDENDS, DISTRIBUTIONS AND TAXES” is not intended or written to be used as tax advice. Because everyone’s tax situation is unique, you should consult your tax professional about federal, state, local or foreign tax consequences before making an investment in the Fund.

47

CAPITAL STRUCTURE

The Fund is an unincorporated statutory trust established under the laws of the State of Delaware upon the filing of a Certificate of Trust with the Secretary of State of Delaware on December 2, 2016. The Fund’s Declaration of Trust (the “Declaration of Trust”) provides that the Trustees of the Fund may authorize separate classes of shares of beneficial interest. The Trustees have authorized an unlimited number of shares. The Fund does not intend to hold annual meetings of its shareholders.

Set forth below is a chart describing shares outstanding as of June 30, 2025:

(1) Title of Class	(2) Amount Authorized	(3) Amount Held by Registrant or for its Account	(4) Amount Outstanding Exclusive of Amount Shown Under (3)
Class I shares	Unlimited	None	9,718,422.248
Class L shares	Unlimited	None	8,163.028

Shares

The Declaration of Trust, which has been filed with the SEC, permits the Fund to issue an unlimited number of full and fractional shares of beneficial interest, no par value. Each share of the Fund represents an equal proportionate interest in the assets of the Fund with each other share in the Fund. Holders of shares will be entitled to the payment of dividends when, as and if declared by the Board. The Fund currently intends to make dividend distributions to its shareholders after payment of Fund operating expenses including interest on outstanding borrowings, if any, no less frequently than quarterly. Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested for shareholders in additional shares of the Fund. See “DIVIDENDS, DISTRIBUTIONS AND TAXES––Distributions–– Dividend Reinvestment Policy.” The 1940 Act may limit the payment of dividends to the holders of shares. Each whole share shall be entitled to one vote as to matters on which it is entitled to vote pursuant to the terms of the Declaration of Trust on file with the SEC. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among its shareholders. The shares are not liable to further calls or to assessment by the Fund. There are no pre-emptive rights associated with the shares. The Declaration of Trust provides that the Fund’s shareholders are not liable for any liabilities of the Fund. Although shareholders of an unincorporated statutory trust established under Delaware law, in certain limited circumstances, may be held personally liable for the obligations of the Fund as though they were general partners, the provisions of the Declaration of Trust described in the foregoing sentence make the likelihood of such personal liability remote.

The Fund generally will not issue share certificates. However, upon written request to the Fund’s transfer agent, a share certificate may be issued at the Board’s discretion for any or all of the full shares credited to an investor’s account. Share certificates that have been issued to an investor may be returned at any time. The Fund’s transfer agent will maintain an account for each shareholder upon which the registration of shares are recorded, and transfers, permitted only in rare circumstances, such as death or bona fide gift, will be reflected by bookkeeping entry, without physical delivery. The Fund’s transfer agent will require that a shareholder provide requests in writing, accompanied by a valid signature guarantee form, when changing certain information in an account such as wiring instructions or telephone privileges.

48

COUNSEL, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND SERVICE PROVIDERS

Legal Counsel and Independent Registered Public Accounting Firm

Thompson Hine LLP, 41 S. High St. #1700, Columbus, Ohio 43215, serves as legal counsel to the Fund. Cohen & Company, Ltd., 1350 Euclid Avenue, Suite 800, Cleveland, Ohio 44115, serves as the independent registered public accounting firm for the Fund. Its services include auditing the Fund's financial statements. Cohen & Co Advisory, LLC, an affiliate of Cohen & Company, Ltd., provides tax services as requested.

Custodians, Fund Administrator, Transfer Agent, Fund Accountant and Shareholder Servicing Agents

U.S. Bank, N.A. and UMB Bank, N.A. serve as custodians for the Fund’s cash and securities. Neither U.S. Bank, N.A. nor UMB Bank, N.A. assist in, and are not responsible for, investment decisions involving assets of the Fund. U.S. Bancorp Fund Services serves as the Fund’s administrator, transfer agent and fund accountant. In addition, certain other organizations that provide recordkeeping and other shareholder services may be entitled to receive fees from the Fund for shareholder support. Such support may include, among other things, assisting investors in processing their purchase, exchange or redemption requests, or processing dividend and distribution payments. The Fund compensates U.S. Bank and U.S. Bancorp Fund Services for their services. For fund administration and fund accounting services, the Fund compensates U.S. Bancorp Fund Services at rates that are determined based on the aggregate net assets of all funds managed by the Adviser that are serviced by U.S. Bancorp Fund Services (currently only the Fund).

OTHER INFORMATION ABOUT THE FUND

Commodity Pool Operator Exclusion

The Adviser has claimed an exclusion from the definition of commodity pool operator under the Commodity Exchange Act (“CEA”) and the rules of the CFTC with respect to the Fund. The Adviser is therefore not subject to registration or regulation as a commodity pool operator under the CEA with respect to the Fund. The Fund is not intended as a vehicle for trading in the futures, commodity options or swaps markets. In addition, the Adviser is relying upon a related exclusion from the definition of commodity trading advisor under the CEA and the rules of the CFTC. The CFTC has neither reviewed nor approved the Adviser’s reliance on these exclusions, or the Fund, its investment strategies or this Prospectus.

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TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

GENERAL INFORMATION ABOUT THE FUND	1
DIVERSIFICATION OF THE FUND	1
NON-FUNDAMENTAL INVESTMENT OBJECTIVE	2
ADDITIONAL INVESTMENT POLICIES AND LIMITATIONS	2
FUNDAMENTAL REPURCHASE OFFER POLICIES	3
ADDITIONAL INVESTMENT STRATEGIES AND ASSOCIATED RISKS	4
DISCLOSURE OF PORTFOLIO HOLDINGS	14
MANAGEMENT OF THE FUND	16
INVESTMENT ADVISER AND PORTFOLIO MANAGERS	23
DISTRIBUTION OF FUND SHARES	27
SHAREHOLDER SERVICING EXPENSES	27
REVENUE SHARING	28
SERVICE PROVIDERS	29
ANTI-MONEY LAUNDERING PROGRAM	30
CODES OF ETHICS	30
PROXY VOTING GUIDELINES	30
PORTFOLIO TRANSACTIONS	30
TAXES	32
PERFORMANCE INFORMATION	47
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	47
LEGAL COUNSEL	47
FINANCIAL STATEMENTS	47
APPENDIX A	A - 1

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APPENDIX A

PRIVACY POLICY

As the investment adviser for USQ Core Real Estate Fund (the “Fund”), Union Square Capital Partners, LLC (the “Adviser”) invests the assets of the Fund and manages their day-to-day business. We appreciate your business and the trust you have placed in us. Our privacy philosophy reflects the value of your trust. We are committed to protecting the personal data we obtain about you. On behalf of the Fund and the Adviser (collectively, “USQ”), we make the following assurance of your privacy.

Not Using Your Personal Data for our Financial Gain
USQ has never sold shareholder information to any other party, nor have we disclosed such data to any other organization, except as permitted by law. We have no plans to do so in the future. We will notify you prior to making any change in this policy.

How We Do Use Your Personal and Financial Data
We use your information primarily to complete your investment transactions. We may also use it to communicate with you about other financial products that we offer.

The Information We Collect About You
You typically provide personal information when you complete a USQ account application or when you request a transaction that involves USQ, either directly or through a brokerage firm. This information may include your:

iName, address and phone numbers
iiSocial security or taxpayer identification number
iiiBirth date and beneficiary information (for IRA applications)
ivBasic trust document information (for trusts only)
vAccount balance
viInvestment activity

How We Protect Your Personal Information
As emphasized above, we do not sell information about current or former shareholders or their accounts to third parties. We occasionally share such information to the extent permitted by law to complete transactions at your request, or to make you aware of related financial products that we offer. Here are the details:

•To complete certain transactions or account changes that you direct, it may be necessary to provide identifying information to companies, individuals, or groups that are not affiliated with USQ. For example, if you ask to transfer assets from another financial institution to USQ, we will need to provide certain information about you to that company to complete the transaction.

•In certain instances, we may contract with non-affiliated companies to perform services for us, such as processing orders for share purchases and repurchases and distribution of shareholder letters. Where necessary, we will disclose information about you to these third parties. In all such cases, we provide the third party with only the information necessary to carry out its assigned responsibilities (in the case of shareholder letters, only your name and address) and only for that purpose. We require these third parties to treat your private information with the same high degree of confidentiality that we do.

•Finally, we will release information about you if you direct us to do so, if we are compelled by law to do so, or in other legally limited circumstances (for example, to protect your account from fraud).

A - 1

How We Safeguard Your Personal Information
We restrict access to your information to those USQ representatives who need to know the information to provide products or services to you. We maintain physical, electronic, and procedural safeguards to protect your personal information.

Purchasing Shares of the Fund through Brokerage Firms
USQ shareholders may purchase their shares through brokerage firms. Please contact those firms for their own policies with respect to privacy issues.

What You Can Do
For your protection, we recommend that you do not provide your account information, user name, or password to anyone except a USQ representative as appropriate for a transaction or to set up an account. If you become aware of any suspicious activity relating to your account, please contact us immediately.

We’ll Keep You Informed
If we change our privacy policy with regard to disclosing your confidential information, we are required by law to notify you and provide you with a revised notice. You can access our privacy policy from our website.

A - 2

Prospectus July 29, 2025

FOR MORE INFORMATION

You may obtain the following and other information on the Fund free of charge:

SAI dated July 29, 2025:
The Fund’s SAI provides more details about the Fund’s policies and management. The Fund’s SAI is incorporated by reference into this Prospectus.

Annual and Semi-Annual Report:

The annual and semi-annual reports and Form N-CSR provide additional information about the Fund’s investments, as well as the most recent financial reports and portfolio listings. The annual report contains a discussion of the market conditions and investment strategies that affected the Fund’s performance during the last fiscal year. In Form N-CSR you will find the Fund's annual and semi-annual financial statements.

To reduce the volume of mail shareholders receive, only one copy of regulatory documents such as the prospectus, shareholder reports, and other similar documents will be mailed to each household. Shareholders may contact the Fund to stop householding.

To receive any of these documents or a copy of the Fund’s prospectus free of charge or to make inquiries or request additional information about the Fund, please contact us.

By Telephone:
(833) 877-3863

By Mail:
USQ Funds
c/o U.S. Bank Global Fund Services
P.O. Box 219252
Kansas City, Missouri 64121-9252

By Internet:
https://www.usq.com

From the SEC:
You may review and obtain copies of the Fund’s information (including the SAI) on the EDGAR Database on the SEC’s Internet site at https://www.sec.gov. Copies of the information may also be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov.

All dealers that sell the Fund’s shares, whether or not participating in this offering, may be required to deliver a prospectus when acting on behalf of the Fund’s Distributor. You should rely only on the information contained in or incorporated by reference into this prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

Investment Company Act File No. 811-23219

USQ Core Real Estate Fund

Shares of Beneficial Interest
Class L Shares (USQSX)
Prospectus

July 29, 2025

The Fund. The USQ Core Real Estate Fund (the “Fund”) is a Delaware statutory trust that is registered under the Investment Company Act of 1940 (the “1940 Act”) as a non-diversified, closed-end management investment company. The Fund operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act.

Investment Objective. The Fund’s investment objective is to generate a return comprised of both current income and capital appreciation with moderate volatility and low correlation to the broader markets. The Fund’s investment objective is non-fundamental and may be changed by the Fund’s Board of Trustees (the “Board”) without shareholder approval.

Summary of Investment Strategy. The Fund pursues its investment objective by strategically investing across private institutional real estate investment funds (“Private Investment Funds”), and may also invest in a broad set of public real estate securities, including exchange traded funds (“ETFs”), index mutual funds (“Index Funds”) and closed-end funds and mutual funds (collectively with ETFs and Index Funds, “Public Investment Funds”), that invest principally, directly or indirectly, in real estate. It is intended that the majority of the Fund’s total return will be derived from portfolio income with the balance derived from appreciation. Under normal market conditions, the Fund operates as a “fund-of-funds,” and the Adviser executes its investment strategy by investing in a concentrated portfolio of Private Investment Funds, many of which are included in the National Council of Real Estate Investment Fiduciaries Fund Index – Open End Diversified Core Equity (the “NFI-ODCE Index”). The Fund will also invest a portion of assets in Private Investment Funds outside of the NFI-ODCE Index, which the Adviser believes will provide investment returns that are similar to or potentially higher than the Private Investment Funds in the NFI-ODCE Index but are not included in the NFI-ODCE Index because they do not meet the leverage or diversification requirements maintained by NCREIF. The NFI-ODCE Index is not a mutual fund and would not be considered diversified under the 1940 Act. The Fund will invest in Private Investment Funds only to the extent that, on average, the Fund's portfolio of Private Investment Funds meets the investment criteria for the NFI-ODCE Index. In order to maintain liquidity for the Fund’s quarterly repurchase policy and provide diversification, a portion of the Fund’s assets may be invested in any combination of Public Investment Funds and publicly traded securities, money market funds and/or cash and cash equivalents. Under normal circumstances, at least 80% of the Fund’s net assets plus borrowings for investment purposes are invested in real estate securities. The Fund defines “real estate securities” to include: (i) the following types of securities issued by Private Investment Funds and/or Public Investment Funds that invest principally, directly or indirectly, in real estate: common stock, preferred equity, partnership or similar interests, convertible or non-convertible preferred stock, and convertible or non-convertible secured or unsecured debt; (ii) publicly traded real estate investment trusts (“Public REITs”); (iii) non-traded unregistered real estate investment trusts; (iv) mortgage-backed securities; (v) real estate operating companies; and (vi) ETFs, Index Funds, and other investment vehicles such as closed-end funds, mutual funds and unregistered investment funds that invest principally, directly or indirectly, in real estate. The Fund may also invest in high yield securities, commonly referred to as “junk bonds.” For more information, see the “PRINCIPAL INVESTMENT OBJECTIVE, POLICIES AND STRATEGIES” section of this Prospectus.

Investing in the Fund involves substantial risks, including the risks set forth in the “RISK FACTORS” section of this Prospectus. As a result, the Fund is suitable only for investors who can bear the risks associated with limited liquidity of the Fund and should be viewed as a long-term investment.

Distributions. The Fund’s distribution policy is to make quarterly distributions to shareholders. All or a portion of a distribution may consist solely of a return of capital and not a return of net profit. Shareholders should not confuse a return of capital distributions with “dividend yield,” “profit” or “total return.”

Shares Not Listed on an Exchange. The Fund has no plans to list its shares on any securities exchange, and no secondary market currently exists or will likely develop for Fund shares. This means that you will not be able to freely sell your shares, except through the Fund’s quarterly repurchase offers, discussed below. There is no guarantee that an investor will be able to sell all the shares that the investor desires to sell in the repurchase offer.

The Adviser. The Fund’s investment adviser is Union Square Capital Partners, LLC (the “Adviser”), a registered investment adviser under the Investment Advisers Act of 1940, as amended. The Adviser was formed in October 2016 and registered with the SEC as an investment adviser effective September 2017.

The Offering. Shares of beneficial interest in the Fund (“shares”) are offered for purchase in a continuous offering at their net asset value (“NAV”) per share next determined after an order is accepted, plus any acceptable load or sales charge. The maximum sales load is 4.25% of the amount invested. The Fund is authorized as a Delaware statutory trust to issue an unlimited number of shares. The minimum initial investment in the Fund’s Class L Shares is $2,500, with a minimum subsequent investment of $100. Such minimum investment values will be subject to waiver in the Adviser’s sole discretion. If you purchase shares through an intermediary, different minimum account requirements may apply. The Fund or Adviser reserves the right to waive the investment minimums under certain circumstances. The Fund may close at any time to new investments, at the discretion of the Adviser, subject to approval by the Board. During such closings, only the reinvestment of dividends by existing shareholders will be permitted. The Fund’s shares are offered through Quasar Distributors, LLC (the “Distributor”). The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use its best efforts to sell the shares.

Use of Proceeds. The net proceeds of the continuous offering of the Fund’s shares will be invested in accordance with the Fund’s investment objective and policies as soon as practicable after receipt. The Fund’s investments in Private Investment Funds will be made within a period not expected to exceed three months, while any investment in Public Investment Funds, publicly traded securities or money market funds will generally be made on the next business day following receipt of proceeds. No arrangements have been made to place such proceeds in escrow, trust or a similar account. The Fund bears the costs associated with its continuous offering of the Fund’s shares. The estimated expenses of ongoing issuance and distribution for the Fund’s shares are included as Other Expenses under the “SUMMARY OF FUND EXPENSES” section of this Prospectus. Pending investment of the net proceeds in accordance with the Fund’s investment objective and policies, the Fund expects to invest all or a portion of such proceeds in money market funds or high quality short-term debt securities, or hold cash. The Fund may be prevented from achieving its investment objective during any time in which the Fund’s assets are not substantially invested in accordance with its principal investment strategies.

Periodic Offers to Repurchase Shares. The Fund’s shares are not redeemable each business day. Instead, once each quarter, the Fund makes an offer to repurchase a stated amount of the Fund’s outstanding shares (a “Repurchase

Offer”). In all cases each Repurchase Offer will be for at least 5% and not more than 25% of the Fund’s outstanding shares, as required by Rule 23c-3 under the 1940 Act. The Fund repurchases shares at a price equal to the NAV per share on the repurchase pricing date. The Fund offers to purchase only a portion of its shares each quarter, and there is no guarantee that investors will be able to sell all of their shares that they desire to sell in any particular Repurchase Offer. If a Repurchase Offer is oversubscribed by shareholders, the Fund will repurchase only a pro rata portion of shares tendered by each shareholder. For more details about the Fund’s periodic offers to repurchase shares, see the “PERIODIC OFFERS TO REPURCHASE SHARES” section of this Prospectus.

This Prospectus sets forth important information about the Fund that you should know before investing. You should read it carefully before you invest, and keep it for future reference. Additional information about the Fund is contained in a Statement of Additional Information (“SAI”) dated July 29, 2025, which has been filed with the U.S. Securities and Exchange Commission (“SEC”) and is incorporated by reference into this Prospectus. The SAI’s table of contents is at the end of this Prospectus. The Fund’s financial statements are contained in its Annual and Semi-Annual Reports.

To obtain the SAI, or the Fund’s Annual and Semi-Annual Reports, free of charge, or to make inquiries or request additional information about the Fund, please contact us by telephone toll-free at (833) 877-3863 or by mail at USQ Funds, c/o U.S. Bancorp Fund Services, LLC, doing business as U.S. Bank Global Fund Services, P.O. Box 219252, Kansas City, Missouri 64121-9252. You also may obtain these materials free of charge on the Fund’s website at https://www.usq.com. Reports and other information about the Fund are also available on the EDGAR database on the SEC’s Internet site at https://www.sec.gov.

Neither the SEC nor any state securities commission has approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this Prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in the shares. You should read the entire prospectus, including “Risk Factors” before making a decision to invest.

About the Fund
The USQ Core Real Estate Fund (the “Fund”) is a Delaware statutory trust that is registered under the Investment Company Act of 1940 (the “1940 Act”) as a non-diversified, closed-end management investment company. The Fund operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act.

The Fund’s shares are not redeemable each business day. Without a secondary market, shares are not liquid, which means that they are not readily marketable. To provide shareholders with an opportunity to sell their shares at net asset value (“NAV”), the Fund makes quarterly repurchase offers, which are quarterly offers by the Fund to repurchase a designated percentage of the outstanding shares owned by the Fund’s shareholders (“Repurchase Offers”). The Fund offers to purchase only a portion of its shares each quarter, and there is no guarantee that investors will be able to sell all of their shares that they desire to sell in any particular Repurchase Offer. As a result, an investment in the Fund may not be suitable for investors that require liquidity. See “PERIODIC OFFERS TO REPURCHASE SHARES” below.

Investment Objective
The Fund’s investment objective is to generate a return comprised of both current income and capital appreciation with moderate volatility and low correlation to the broader markets. The Fund’s investment objective is non-fundamental and may be changed by the Fund’s Board of Trustees (the “Board”) without shareholder approval.

Principal Investment Strategies of the Fund
The Fund pursues its investment objective by strategically investing across private institutional real estate investment funds (“Private Investment Funds”), and may also invest in a broad set of public real estate securities, including exchange traded funds (“ETFs”), index mutual funds (“Index Funds”), closed-end funds and mutual funds (collectively with ETFs and Index Funds, “Public Investment Funds”), that invest principally, directly or indirectly, in real estate. This approach enables the Adviser to allocate between public and private real estate securities, and allows the Fund to invest across different investment managers and strategies as well as providing investment exposure across property types and geographies. It is intended that the majority of the Fund’s total return will be derived from portfolio income with the balance derived from appreciation.

Under normal circumstances, at least 80% of the Fund’s net assets plus borrowings for investment purposes are invested in real estate securities (as defined below). The Fund executes its investment strategy primarily by seeking to invest in a broad portfolio of real estate securities across two major categories – Private Investment Funds and Public Investment Funds. Under normal market conditions, the Fund operates as a “fund-of-funds,” and the Adviser executes its investment strategy by investing, in a concentrated portfolio of Private Investment Funds, many of which are included in the National Council of Real Estate Investment Fiduciaries Fund Index – Open End Diversified Core Equity. The Fund will also invest a portion of assets in Private Investment Funds outside of the NFI-ODCE Index, which the Adviser believes will provide investment returns that are similar to or potentially higher than the Private Investment Funds in the NFI-ODCE Index but are not included in the NFI-ODCE Index because they do not meet the leverage or diversification requirements maintained by NCREIF. The NFI-ODCE Index is not a mutual fund and would not be considered diversified under the 1940 Act. The Fund will invest in Private Investment Funds only to the extent that, on average, the Fund's portfolio of Private Investment Funds meets the investment criteria for the NFI-ODCE Index. In order to maintain liquidity for the Fund’s quarterly repurchase policy and provide diversification, a portion of the Fund’s assets may be invested in any combination of Public Investment Funds and publicly traded securities, money market funds and/or cash and cash equivalents.

The Fund may invest in other income producing equity and debt securities, including debt securities of any duration, maturity, or credit quality, including high yield securities, commonly referred to as “junk bonds.”

In certain circumstances or market environments, such as limited availability of suitable investment opportunities, or as a temporary defensive measure in response to adverse market, economic, political or other conditions, the Fund may reduce its investment in real estate securities and hold a larger position in cash or cash equivalents. For more information, see the “ADDITIONAL INFORMATION REGARDING INVESTMENT STRATEGY” section of this Prospectus.

The Fund concentrates its investments in the real estate industry, meaning that under normal circumstances, it invests over 25% of its total assets in real estate securities. The Fund defines “real estate securities” to include: (i) the following types of securities issued by Private Investment Funds and/or Public Investment Funds that invest principally, directly or indirectly, in real estate: common stock, preferred equity, partnership or similar interests, convertible or non-convertible preferred stock, and convertible or non-convertible secured or unsecured debt; (ii) publicly traded real estate investment trusts (“Public REITs”); (iii) non-traded unregistered real estate investment trusts (“Private REITs”); (iv) mortgage-backed securities; (v) real estate operating companies (“REOCs”); and (vi) ETFs, Index Funds and other investment vehicles such as closed-end funds, mutual funds and unregistered investment funds that invest principally, directly or indirectly, in real estate. For purposes of the Fund’s 80% investment policy, the Adviser considers an issuer, including a Private Investment Fund or Public Investment Fund, to be principally invested in real estate if 50% or more of its assets are attributable to ownership, construction, management or sale of real estate.

A number of Private Investment Funds in which the Fund invests charge a performance fee. Shareholders will pay a pro rata share of asset-based and performance fees associated with the Fund’s underlying investments, including its Private Investment Funds, Public Investment Funds, Public REITs, Private REITs, and REOCs (collectively, the “Underlying Funds” and each, an “Underlying Fund”).

Principal Risks of Investing in the Fund

Risks Relating to the Fund’s Investments

Real Estate Industry Concentration Risk. The Fund does not invest in real estate directly, but, because the Fund concentrates its investments in securities of real estate investment trusts (“REITs”) and other real estate industry issuers, its portfolio will be significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a more diversified portfolio. The value of companies engaged in the real estate industry is affected by: (i) changes in general economic and market conditions; (ii) changes in the value of real estate properties; (iii) risks related to local economic conditions, overbuilding and increased competition; (iv) increases in property taxes and operating expenses; (v) changes in zoning laws; (vi) casualty and condemnation losses; (vii) variations in rental income, neighborhood values or the appeal of property to tenants; (viii) the availability of financing and (ix) changes in interest rates and leverage. There are also special risks associated with particular real estate sectors, or real estate operations generally. To the extent that a significant portion of the Fund is invested directly or indirectly in real estate located in a particular geographic region or in a particular property type, the Fund is subject to greater risks of adverse developments specific to that geographic region or property type.

Development Issues. Real estate development companies are affected by construction delays and insufficient tenant demand to occupy newly developed properties.

Lack of Insurance. Certain of the companies in the Fund’s portfolio may fail to carry comprehensive liability, fire, flood, wind or earthquake extended coverage and rental loss insurance, or insurance in place may be subject to various policy specifications, limits and deductibles.

Dependence on Tenants. The ability of real estate companies to make distributions to shareholders depends upon the ability of the tenants at their properties to generate enough income in excess of tenant operating expenses to make their lease payments.

Financial Leverage. Real estate companies may be highly leveraged and financial covenants may affect the ability of real estate companies to operate effectively.

Environmental Issues. Property owners could face substantial risk of loss from claims based on environmental problems associated with real estate underlying the Fund's investments. For example, owners of properties that may contain hazardous or toxic substances may be responsible for removal or remediation costs. Furthermore, changes in environmental laws or in the environmental condition of an asset may create liabilities that did not exist at the time of the acquisition of the real property and that could not have been foreseen.

Interest Rate Risk. Rising interest rates generally cause the value of the Fund’s portfolio to decline, as the price of a debt security typically falls when interest rates rise, and securities with longer maturities tend to be more sensitive to interest rate changes than those with shorter maturities. Rising interest rates could result in higher costs of capital for real estate companies, which could negatively impact a real estate company’s ability to meet its payment obligations. Additionally, real estate companies may use leverage (and some may be highly leveraged), which increases investment risk and the risks normally associated with debt financing and could adversely affect a real estate company’s operations and market value in periods of rising interest rates. Increases in interest rates also typically lower the present value of a REIT’s future earnings stream, and may make financing property purchases and improvements more costly. The risks associated with rising interest rates may be greatly heightened in view of the US Federal Reserve Bank’s decision to raise the federal funds rate from historic lows, and may continue to raise interest rates if considered necessary to reduce inflation to acceptable levels.

Credit Risk. Issuers of debt securities may not make scheduled interest and principal payments, resulting in losses to the Fund. In addition, the credit quality of securities held may be lowered if an issuer’s financial condition changes. High yield debt securities involve greater risk of a complete loss of the Fund’s investment, or delays of interest and principal payments, than higher-quality debt securities.

Mortgage-Backed Securities Risk. Mortgage-backed securities represent an interest in a pool of mortgages. Mortgage-backed securities differ from conventional debt securities because principal is paid back over the life of the security rather than at maturity. In addition to the risks of debt securities generally, including credit and interest rate risk, mortgage-backed securities are also subject to prepayment risk (i.e., the risk that a borrower will pay back the principal earlier than expected, reducing the amount of interest paid over the life of the mortgage) and extension risk (i.e., the risk that the issuer of a debt instrument will pay back the principal later than expected, resulting in an increase in the effective maturity of the mortgage and a decrease in the value of the investment).

REIT Risk. Share prices of REITs typically decline because of adverse developments affecting the real estate industry and real property values. In general, real estate values are affected by a variety of factors, including supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties. Qualification as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”) in any particular year is a complex analysis that depends on a number of factors. There can be no assurance that an entity in which the Fund invests with the expectation that it will be taxed as a REIT will, in fact, qualify as a REIT. An entity that fails to qualify as a REIT would be taxed as a corporation, and thus, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity. Dividends paid by REITs may not receive preferential tax treatment afforded other dividends.

REOC Risk. REOCs, like REITs, expose the Fund to the risks of the real estate market. These risks can include fluctuations in the value of underlying properties; destruction of underlying properties; defaults by borrowers or tenants; market saturation; changes in general and local economic conditions; decreases in market rates for rents; increases in vacancies; competition; property taxes; capital expenditures or operating expenses; and other economic, political, or regulatory occurrences affecting the real estate industry. REOCs are also affected by risks similar to investments in debt securities, including changes in interest rates and the quality of credit extended. REOCs require specialized management and pay management expenses; may have less trading volume; may be subject to more abrupt or erratic price movements than the overall securities markets; and may invest in a limited number of properties, in a narrow geographic area, or in a single property type which increase the risk that the portfolio could be unfavorably affected by the poor performance of a single investment or investment type. In addition, defaults on or sales of investments that the REOC holds generally reduce the cash flow needed to make distributions to investors.

Underlying Funds Risk. The Underlying Funds in which the Fund invests are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. As a result, the cost of investing in the Fund will be higher than the cost of investing directly in the Underlying Funds and also may be higher than other funds that invest directly in securities. The Underlying Funds are subject to specific risks, depending on the nature of the specific Underlying Fund. The Fund’s performance depends in part upon the performance of the Underlying Fund managers and selected strategies, the adherence by such Underlying Fund managers to such selected strategies, the instruments used by such Underlying Fund managers and the Adviser’s ability to select Underlying Fund managers and strategies and effectively allocate Fund assets among them. Investments in ETFs and closed-end funds cause the Fund to incur brokerage expenses. Additionally, the market value of shares of Underlying Funds that are closed-end funds may differ from their net asset value. This difference in price may be due to the fact that the supply and demand in the market for fund shares at any point in time is not always identical to the supply and demand in the market for the underlying basket of securities. Separately, Index Fund returns are typically lower than their respective index because of fees and expenses and are subject to investment strategy induced tracking risk.

Use of Leverage by Underlying Funds. The Underlying Funds in which the Fund invests may utilize financial leverage, subject to the limitations of their charters and operative documents. In the case of Private Investment Funds, such funds are not subject to the limitations imposed by the 1940 Act regarding the use of leverage with respect to which registered investment companies, including the Fund, are subject. Leverage by Underlying Funds has the effect of potentially increasing losses.

Private Investment Fund Risk. The Fund’s investments in Private Investment Funds require it to bear a pro rata share of the vehicles’ expenses, including management and performance fees. The fees the Fund pays to invest in a Private Investment Fund may be higher than if the manager of the Private Investment Fund managed the Fund’s assets directly. The performance fees paid by certain Private Investment Funds potentially create an incentive for its manager to make investments that are riskier and/or more speculative than those it might have made in the absence of a performance fee. Furthermore, Private Investment Funds, like the other Underlying Funds in which the Fund may invest, are subject to specific risks, depending on the nature of the vehicle, including the frequency and amount of redemptions paid to the Fund, and also may employ leverage such that their returns are more than one times that of their benchmark which could amplify losses suffered by the Fund when compared to unleveraged investments. With respect to the frequency and amounts of redemptions paid to the Fund, there is no guarantee that the Fund will be paid all or any of the redemption amount at the time requested. Further, each of the Private Investment Funds can suspend redemptions or pay a pro-rata portion of redemption requests if the general partner or its respective board deems it in the best interest of its shareholders. Shareholders of Private Investment Funds are not entitled to the protections of the 1940 Act. For example, Private Investment Funds need not have independent boards, shareholder approval of advisory contracts may not be required, the funds may leverage to an unlimited extent, and the funds may engage in joint transactions with affiliates. The majority of Private Investment Funds permit redemptions only quarterly (the others are more frequent) and these withdrawal limitations restrict the Adviser’s ability to terminate investments in Private Investment Funds. If values are falling, the Fund may not be able to sell its Private Investment Funds and the value of Fund shares will decline. These characteristics present additional risks for shareholders.

Valuation of Private Investment Funds. Private Investment Funds are not publicly traded. Accordingly, the Adviser may consider information provided by the institutional asset manager to determine the estimated value of the Fund’s investment therein. The valuation provided by an institutional asset manager as of a specific date may vary from the actual sale price that may be obtained if such investment were sold to a third party, if a secondary market for such investment existed. For information about the value of the Fund’s investment in Private Investment Funds, the Adviser will be dependent on information provided by the Private Investment Funds, including quarterly unaudited financial statements which if inaccurate could adversely affect the Adviser’s ability to value accurately the Fund’s shares. Accordingly, there can be no assurance that the stated NAV of the Fund, as calculated based on such information, will be accurate on any given date, nor can there be any assurance that the sale of any property would be at a price equivalent to the last estimated value of such property. Further, the NAV of the Fund, as determined based on the fair value of its investments in Private Investment Funds, may vary from the amount the Fund would realize on the withdrawal of its investments from the Private Investment Funds. Such discrepancies can result in shareholders experiencing a windfall or shortfall, or dilution of their interest in the Fund.

Preferred Securities Risk. Preferred securities are subject to credit risk and interest rate risk. Additionally, holders of preferred securities may not receive dividends, or the payment can be deferred for some period of time. In bankruptcy, creditors are generally paid before the holders of preferred securities.

Convertible Securities Risk. Convertible securities are typically issued as bonds or preferred shares with the option to convert to equities. As a result, convertible securities are a hybrid that have characteristics of both bonds and common stocks and are subject to risks associated with both debt securities and equity securities. The market value of bonds and preferred shares tend to decline as interest rates increase. Fixed income and preferred securities also are subject to credit risk. Convertible securities may have characteristics similar to common stocks especially when their conversion value is higher than their value as a bond. Stock prices in general may decline over short or even extended periods of time. Additionally, the value of the embedded conversion option may be difficult to value and evaluate because the option does not trade separately from the convertible security.

Other Risks of Investing in the Fund

Health Crisis Risk. The global pandemic outbreak of an infectious respiratory illness caused by a novel coronavirus known as COVID-19 has resulted in substantial market volatility and global business disruption, impacting the global economy and the financial health of individual companies in significant and unforeseen ways. The duration and future impact of COVID-19 are currently unknown, which may exacerbate other types of risks that apply to the Fund and negatively impact Fund performance and the value of your investment in the Fund. For example, as a result of the COVID-19 pandemic, during some periods most of the Private Investment Funds experienced an increase in redemption requests as investors sought to raise cash and rebalance their portfolios and some Private Investment Funds temporarily suspended their redemption payout while others paid out a pro-rata portion of redemption requests.

Geopolitical Event Risk. Global tensions, particularly between Russia, the U.S. and a number of European states, have heightened significantly as a result of Russia’s invasion of Ukraine, and the escalation of hostilities between the two countries. The broader geopolitical and economic consequences of the invasion are difficult to predict. While it is too early to determine what impact the escalation of the conflict will have on economic growth and real estate markets across Europe and elsewhere, continued, and any further escalation of, hostilities could result in elevated geopolitical instability, additional trade restrictions (including retaliatory actions taken by Russia in response to sanctions and other restrictive measures imposed against it), disruptions to global supply chains, increases in energy prices with flow-on global inflationary impacts, adverse impacts on markets and a downturn in the global economy. Such events, and other related events, may exacerbate other types of risks that apply to the Fund and negatively impact Fund performance and the value of your investment in the Fund.

Minimal Capitalization Risk. The Fund is not obligated to raise any specific amount of capital pursuant to this offering. There is a risk that the amount of capital actually raised by the Fund through the offering of its shares may be insufficient to continue operations or to allow the Fund to realize its investment objective. An inability to raise sufficient capital may adversely affect the Fund’s financial condition, liquidity and results of operations, as well as its compliance with regulatory requirements. Further, if the Fund fails to achieve its estimated size and the Fund’s expense limitation agreement with the Adviser is terminated, expenses will be higher than expected.

Delayed Use of Proceeds Risk. Pending investment of the net proceeds in accordance with the Fund’s investment objective and policies, the Fund expects to invest all or a portion of such proceeds in money market funds or high quality short-term debt securities, or hold cash. The Fund may be prevented from achieving its investment objective during any time in which the Fund’s assets are not substantially invested in accordance with its principal investment strategies.

Allocation Risk. The ability of the Fund to achieve its investment objective depends, in part, on the ability of the Adviser to allocate effectively the Fund’s assets among the various Private Investment Funds, Public Investment Funds, Public REITs, Private REITs, and REOCs in which the Fund invests and, with respect to each such asset class, among equity and fixed income securities. There can be no assurance that the actual allocations will be effective in achieving the Fund’s investment objective or delivering positive returns.

Lack of Control Over Private Investment Funds and Other Portfolio Investments. Once the Adviser has selected a Private Investment Fund, Public Investment Fund, Private REIT or Public REIT, the Adviser will have no control over the investment decisions made by any such Underlying Fund, although the Fund and the Adviser will evaluate regularly each Underlying Fund and its manager to determine whether their respective investment programs are consistent with the Fund’s investment objective. Even though the Underlying Funds are subject to certain constraints, the managers may change aspects of their investment strategies. The managers may do so at any time (for example, such change may occur immediately after providing the Adviser with the quarterly unaudited financial information for a Private Investment Fund). The Adviser may reallocate the Fund’s investments among the Underlying Funds, but the Adviser’s ability to do so may be constrained by the withdrawal limitations imposed by the Underlying Funds, which may prevent the Fund from reacting rapidly to market changes should an Underlying Fund fail to effect portfolio changes consistent with such market changes and the demands of the Adviser. Such withdrawal limitations may also restrict the Adviser’s ability to terminate investments in Underlying Funds that are poorly performing or have otherwise had adverse changes. The Adviser will be dependent on information provided by the Underlying Fund, including quarterly unaudited financial statements, which if inaccurate, could adversely affect the Adviser’s ability to manage the Fund’s investment portfolio in accordance with its investment objective. By investing in the Fund, a shareholder will not be deemed to be an investor in any Underlying Fund and will not have the ability to exercise any rights attributable to an investor in any such Underlying Fund related to their investment. In addition, shareholders in the Fund shall not be entitled to rely upon any written or oral information from any Underlying Fund, Underlying Fund manager or their respective affiliates.

Issuer and Non-Diversification Risk. The value of a specific security can perform differently from the market as a whole for reasons related to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s properties and services. Because the Fund is non-diversified, its performance may be more sensitive to the negative performance of an issuer in its portfolio than a diversified fund.

Liquidity Risk. Your investment in the Fund may be illiquid. Unlike traditional listed closed-end funds, the Fund has not listed its shares for trading on any securities exchange. There is no secondary market for the Fund’s shares and the Adviser does not expect that a secondary market will develop. Limited liquidity is provided to shareholders only through the Fund’s quarterly Repurchase Offers for no less than 5% of the Fund’s shares outstanding at NAV. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly Repurchase Offer. The Fund’s investments also are subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations.

Management Risk. The judgments of the Adviser regarding the attractiveness, value and potential appreciation of a particular real estate segment and securities in which the Fund invests may prove to be incorrect and may not produce the desired results.

Market Risk. An investment in the Fund’s shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in the Fund’s shares represents an indirect investment in the securities owned by the Fund. The value of these securities may move up or down, sometimes rapidly and unpredictably. The market value of the Fund’s investments may move up or down, sometimes rapidly and unpredictably. These fluctuations may cause an investment to be worth less than the price originally paid for it, or less than it was worth at an earlier time. Market risk may affect a single issuer, industry, sector of the economy or the market as a whole. U.S. and international markets have experienced, and may continue to experience, volatility, which may increase risks associated with an investment in the Fund. Certain social, political, economic, environmental and other conditions and events (such as natural disasters and weather-related phenomena generally, epidemics and pandemics such as COVID-19, war, terrorism, conflicts and social unrest) may adversely interrupt the global economy and result in prolonged periods of significant market volatility. The market value of securities in which the Fund invests is based upon the market’s perception of value and is not necessarily an objective measure of the securities’ value. In some cases, for example, the stock prices of individual companies have been negatively impacted even though there may be little or no apparent degradation in the financial condition or prospects of the issuers. Similarly, the debt markets have experienced substantially lower valuations, reduced liquidity, price volatility, credit downgrades, increased likelihood of default, and valuation difficulties. As a result of this significant volatility, many of the following risks associated with an investment in the Fund may be increased. Continuing market volatility may have adverse effects on the Fund.

Not a Complete Investment Program. An investment in the Fund should not be considered a complete investment program. Each investor should take into account the Fund’s investment objective and other characteristics, as well as the investor’s other investments, when considering an investment in the Fund.

Correlation Risk. The Fund seeks to produce returns that are less correlated to the broader financial markets. Although the prices of equity securities and fixed income securities, as well as other asset classes, often rise and fall at different times so that a fall in the price of one may be offset by a rise in the price of the other, in down markets the prices of these securities and asset classes can also fall in tandem. Because the Fund allocates its investments among different real estate asset classes, the Fund is subject to correlation risk.

Repurchase Offer Risk. The Fund’s NAV may decline as a result of the Fund’s having to hold additional cash and/or sell portfolio securities to raise cash in order to repurchase its shares in a Repurchase Offer. Selling portfolio securities may cause the market prices of these securities and hence the Fund’s NAV to decline. If such a decline occurs, the Fund cannot predict its magnitude or whether such a decline would be temporary or continue until or beyond the date that is the deadline to tender shares for a given Repurchase Offer. Because the price per share to be paid in the Repurchase Offer will depend upon the NAV per share as determined on the actual pricing date, the sales proceeds received by tendering shareholders would be reduced if the decline continued until the actual pricing date. In addition, the sale of portfolio securities will increase the Fund’s transaction expenses and the Fund may receive proceeds from the sale of portfolio securities that are less than their valuations by the Fund. During the Repurchase Offer period, the Fund may be unable to sell liquid portfolio securities it would otherwise choose to sell during the period. The Fund is required to maintain liquid assets (including through access to a line of credit) equal to at least the number of shares that the Fund will offer to repurchase between 5% and 25% of the Fund’s shares outstanding, as required by Rule 23c-3 under the 1940 Act. Accordingly, due to a Repurchase Offer, the Fund’s NAV per share may decline more than it otherwise might, thereby reducing the amount of proceeds received by tendering shareholders and the NAV per share for non-tendering shareholders. In addition, shareholders may not be able to liquidate all shares of the Fund they have tendered during a Repurchase Offer if the total amount of shares tendered by shareholders exceeds the number of shares that the Fund has offered to repurchase. If a Repurchase Offer is oversubscribed by shareholders, the Fund will repurchase only a pro rata portion of shares tendered by each shareholder. Therefore, the Fund is designed primarily for long-term investors.

Distribution Policy Risk. The Fund’s distribution policy is to make quarterly distributions to shareholders. All or a portion of a distribution may consist solely of a return of capital (i.e., from your original investment) and not a return of net profit.

Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares. Shareholders should not confuse a return of capital distribution with “dividend yield,” “profit” or “total return.”

Borrowing and Leverage Risk: The Fund is permitted to use leverage by borrowing. Leverage is a speculative technique that exposes the Fund to greater risk and increased costs than if it were not implemented. There is no guarantee that the Fund will use leverage in the future, or that the Fund’s leveraging strategy will be successful. Increases and decreases in the value of the Fund’s portfolio will be magnified when the Fund uses leverage. As a result, leverage may cause greater volatility in the Fund’s NAV, market price and the level of the Fund’s distributions. Also, if the Fund is utilizing leverage, a decline in NAV could affect the ability of the Fund to make distributions and such a failure to make distributions could result in the Fund ceasing to qualify as a regulated investment company under the Code. The Fund will also have to pay interest on its leverage, which may reduce the return on Fund shares. This interest expense may be greater than the Fund’s return on the underlying investment.

Possible Risk of Conflicts

Possible Competition Between Underlying Funds and Between the Fund and the Underlying Funds. The Underlying Funds trade independently of each other and may pursue investment strategies that “compete” with each other for execution or that cause the Fund to participate in positions that offset each other (in which case the Fund would bear its pro rata share of commissions and fees without the potential for a profit). Also, the Fund’s investments in any particular Underlying Fund could increase the level of competition for the same trades that other Underlying Funds might otherwise make, including the priorities of order entry. This could make it difficult or impossible to take or liquidate a position in a particular security at a price consistent with the Adviser’s strategy.

Investor Suitability
An investment in the Fund involves substantial risks and may not be suitable for all investors. An investment in the Fund is suitable only for sophisticated, long-term investors who can bear the risks associated with the limited liquidity of the Fund’s shares and should be viewed as a long-term investment. Before making an investment decision, prospective investors and their financial advisers should (i) consider the suitability of an investment in the Fund with respect to the investor’s investment objective and personal situation, and (ii) consider factors such as personal net worth, income, age, risk tolerance and liquidity needs.

Tax Information
The Fund’s distributions are taxable, and generally will be taxed as ordinary income, capital gains, or some combination of both, unless you are investing through a tax-advantaged arrangement, such as a 401(k) plan or an individual retirement account. Withdrawals from such tax- advantaged arrangements may be subject to tax.

Payments to Broker-Dealers and Other Financial Intermediaries
If you purchase Fund shares through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s website for more information.

Temporary Defensive Positions
The Fund is permitted to invest all or a portion of its assets in certain short-term investments, including money market funds or high quality short-term debt securities, or to hold cash during adverse market, economic, political or other conditions in order to protect the value of its assets or maintain liquidity. The Fund may not achieve its investment objective to the extent that it engages in such a temporary defensive strategy.

Portfolio Turnover
Generally, the Fund will not invest for short-term trading purposes. The Fund’s annual portfolio turnover rate shows changes in portfolio investments. Buying and selling securities generally involves expenses to the Fund, such as broker commissions and other transaction costs. A high turnover rate (100% or more) in any year will result in higher transaction costs to the Fund and could generate taxes for shareholders on realized investment gains. Frequent buying and selling of securities could result in the distribution of short-term capital gains that are taxed at ordinary income rates, rather than long-term capital gains that are taxed at a more favorable rate. The trading costs and tax consequences associated with the Fund’s portfolio turnover may affect its overall investment performance.

The Fund cannot accurately predict future annual portfolio turnover rates. The Fund’s portfolio turnover rate may vary substantially from year-to-year since portfolio adjustments are made when conditions affecting relevant markets, particular industries or individual issues warrant such adjustments. The Fund’s portfolio turnover rate for the fiscal year ended March 31, 2025 was 0.03%.

Disclosure of Portfolio Holdings
A description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio holdings is available in the Fund’s SAI.

SUMMARY OF FUND EXPENSES

Fees and Expenses of the Fund
The following table describes the fees and expenses that you may pay if you buy and hold shares of the Fund:

Shareholder Transaction Expenses	Class L
Maximum Sales Load (as a percentage of offering price)	4.25%
Repurchase Fee	None
Contingent Deferred Sales Charge	None
Annual Expenses (as a percentage of net assets attributable to common shares)
Management Fees	0.65%
Interest Payments on Borrowed Funds	0.72%
Other Expenses	0.67%
Shareholder Servicing Expenses	0.05%
Distribution Fees [1]	0.25%
Remaining Other Expenses	0.37%
Total Annual Expenses	2.04%
Fee Waiver and Expense Reimbursement [2]	(0.17)%
Total Annual Expenses (after fee waiver and reimbursement)	1.87%
1Distribution Fees have been restated to reflect estimated amounts for the current fiscal year. Actual Distribution Fees for the fiscal year ended March 31, 2025 were 0.00%.
2The Adviser has contractually agreed to waive its advisory fees and/or assume expenses otherwise payable by the Fund to the extent necessary to ensure that Total Annual Expenses for Class L (excluding taxes, interest, trading costs, Acquired Fund Fees and Expenses (“AFFE”), distribution fees, and shareholder servicing expenses) do not exceed 0.85% of average daily net assets (the “Expense Limitation Agreement”). The Expense Limitation Agreement will continue indefinitely until revised or terminated by mutual agreement by the Fund and the Adviser, with the consent of the Board. Under the Expense Limitation Agreement, the Adviser may request and receive reimbursement from the Fund for advisory fees waived or other expenses reimbursed by the Adviser pursuant to the Expense Limitation Agreement at a date not to exceed three years from the month in which the corresponding waiver or reimbursement to the Fund was made. However, no reimbursement may be made unless the total annual expense ratio of the class making such reimbursement is no higher than the amount of the expense limitation that was in place at the time the Adviser waived the fees or reimbursed the expenses and does not cause the expense ratio to exceed the current expense limitation.

Example
The following Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $1,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example reflects adjustments made to the Fund’s operating expenses due to the Expense Limitation Agreement for the 1 Year period only. Open-end mutual funds present this example information with respect to investments of $10,000, rather than investments of $1,000, as presented below for this closed-end, interval fund. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class L	$61	$102	$146	$268

FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the Fund’s financial performance. The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been derived from the Fund’s financial statements, which have been audited by Cohen & Company, Ltd., an independent registered public accounting firm, whose report, along with this information and additional Fund performance and portfolio information, appears in the

Fund’s Annual Report for the year ended March 31, 2025. To request the Fund’s Annual Report, please call (833) 877-3863.

USQ Core Real Estate Fund - Class L					Financial Highlights
For a Share Outstanding Throughout the Years or Period Presented

	Year Ended March 31, 2025	Year Ended March 31, 2024	Year Ended March 31, 2023	Year Ended March 31, 2022	Year Ended March 31, 2021	Year Ended March 31, 2020	Year Ended March 31, 2019	For the Period From September 27, 2017(7) through March 31, 2018
Net Asset Value, Beginning of Year (1)	$23.14	$27.73	$29.92	$24.85	$25.55	$25.66	$25.08	$25.00

Income from Investment Operations
Net investment income/(loss)(2)	(0.22)	(0.10)	(0.05)	(0.07)	0.02	0.22	0.60	0.07
Net realized and unrealized gain/(loss) on investments	0.06	(3.47)	(0.94)	6.23	0.28	0.71	1.01	0.58
Total income/(loss) from investment operations	(0.16)	(3.57)	(0.99)	6.16	0.30	0.93	1.61	0.65

Distributions to Shareholders
From net investment income	—	(0.15)	(0.37)	(0.11)	(0.15)	(0.36)	(0.44)	(0.57)
From return of capital	(0.87)	(0.87)	(0.83)	(0.98)	(0.85)	(0.68)	(0.59)	-
Total distributions	(0.87)	(1.02)	(1.20)	(1.09)	(1.00)	(1.04)	(1.03)	(0.57)
Increase/(Decrease) in Net Asset Value	(1.03)	(4.59)	(2.19)	5.07	(0.70)	(0.11)	0.58	0.08
Net Asset Value, End of Year (1)	$22.11	$23.14	$27.73	$29.92	$24.85	$25.55	$25.66	$25.08

Total Return (1)(3)	(0.70)%	(13.13)%	(3.52)%	25.33%	1.04%	3.96%	6.51%	2.62%(5)

Supplemental Data and Ratios
Net assets, end of year (000s)	$179	$120	$139	$150	$115	$113	$109	$103

Ratio of expenses to average net assets, including interest expense, before waiver(4)(6)	1.79%	1.29%	N/A	N/A	N/A	N/A	N/A	N/A
Ratio of expenses to average net assets, including interest expense, after waiver(4)(6)	1.62%	1.07%	N/A	N/A	N/A	N/A	N/A	N/A
Ratio of expenses to average net assets, excluding interest expense, before waiver(4)(6)	1.07%	1.07%	1.01%	1.26%	1.85%	2.39%	2.94%	3.62%

Ratio of expenses to average net assets, excluding interest expense, after waiver(4)(6)	0.91%	0.85%	0.85%	0.85%	0.85%	0.85%	0.85%	0.85%
Ratio of net investment income to average net assets, before waiver(4)(6)	(1.17)%	(0.62)%	(0.33)%	(0.67)%	(0.93)%	(0.68)%	0.25%	(2.22)%
Ratio of net investment income to average net assets, after waiver(4)(6)	(1.00)%	(0.39)%	(0.17)%	(0.26)%	0.08%	0.86%	2.34%	0.55%

Portfolio turnover rate	0.03%	1.09%	4.12%	0.13%	5.35%	1.54%	10%	24%(5)

(1)	Includes adjustments in accordance with accounting principles generally accepted in the United States and, consequently, the net asset value for financial reporting purposes and returns based upon those net asset values may differ from the net asset values and returns for shareholder transactions.
(2)	Calculated using the average shares method.
(3)	Total returns shown are historical in nature and assume changes in share price and reinvestment of dividends and capital gains distributions, if any. Had the Adviser not waived/reimbursed a portion of Fund expenses, total returns would have been lower.
(4)	Ratios do not include expenses of underlying private investment funds in which the Fund invests.
(5)	Not annualized.
(6)	All income and expenses are annualized for periods less than one full year.
(7)	Commencement of Operations.

PRINCIPAL INVESTMENT OBJECTIVE, POLICIES AND STRATEGIES

Investment Objective and Policies
The Fund’s investment objective is to generate a return comprised of both current income and capital appreciation with moderate volatility and low correlation to the broader markets. The Fund’s investment objective is non-fundamental and may be changed by the Board without shareholder approval.

The Fund pursues its investment objective by strategically investing across Private Investment Funds, as well as a broad set of public real estate securities, including Public Investment Funds, that invest principally, directly or indirectly, in real estate. This approach enables the Adviser to allocate between public and private real estate securities, and allows the Fund to invest across different investment managers and strategies as well as providing investment exposure across property types and geographies. It is intended that the majority of the Fund’s total return will be derived from portfolio income with the balance derived from appreciation.

Under normal circumstances, at least 80% of the Fund’s net assets plus borrowings for investment purposes will be invested in real estate securities (as defined below). The Fund executes its investment strategy primarily by seeking to invest in a broad portfolio of real estate securities across two major categories – Private Investment Funds and Public Investment Funds. The Fund may also invest in other income producing equity and debt securities. In certain circumstances or market environments, such as limited availability of suitable investment opportunities, or as a temporary defensive measure in response to adverse market, economic, political or other conditions, the Fund may reduce its investment in real estate securities and hold a larger position in cash or cash equivalents. The Fund concentrates investments in the real estate industry, meaning that under normal circumstances, it invests over 25% of its total assets in real estate securities. The Fund may invest in debt securities of any duration, maturity, or credit quality, including high yield securities, commonly referred to as “junk bonds.”

The Fund defines “real estate securities” to include: (i) the following types of securities issued by Private Investment Funds and/or Public Investment Funds that invest principally, directly or indirectly, in real estate: common stock, preferred equity, partnership or similar interests, convertible or non-convertible preferred stock, and convertible or non-convertible secured or unsecured debt; (ii) Public REITs; (iii) Private REITs; (iv) mortgage-backed securities; (v) REOCs and (vi) ETFs, Index Funds and other investment vehicles such as closed-end funds, mutual funds and unregistered investment funds that invest principally, directly or indirectly, in real estate. REITs are pooled investment vehicles that invest primarily in income-producing real estate or real estate-related loans or interests, and REOCs are companies that invest in real estate and whose shares trade on public exchanges. For purposes of the Fund’s 80% policy, the Adviser considers an issuer, including a Private Investment Fund or Public Investment Fund, to be principally invested in real estate if 50% or more of its assets are attributable to ownership, construction, management or sale of real estate.

The Fund may invest in issuers of real estate securities of any credit quality, and may invest in any level of the capital structure of an issuer of mortgage-backed securities, including the equity or “first loss” tranche. The Fund may invest in debt securities of any duration or maturity. The Fund may also, to a limited extent, make real estate-related investments other than through real estate industry securities.

A number of Private Investment Funds in which the Fund may invest may charge a performance fee. Shareholders will pay a pro rata share of asset-based and performance fees associated with the Fund’s underlying investments, including its Private Investment Funds, Public Investment Funds, Public REITs, Private REITs, and REOCs (collectively, the “Underlying Funds” and each, an “Underlying Fund”).

The Fund’s policy regarding concentration of investments in the real estate industry is fundamental and may not be changed without shareholder approval. The Fund’s SAI contains a list of all of the fundamental and non-fundamental investment policies of the Fund, under the heading “Investment Policies and Limitations.”

The Fund’s Target Investment Portfolio

Under normal market conditions, the Adviser executes its investment strategy by investing in a concentrated portfolio of Private Investment Funds, many of which are included in the National Council of Real Estate Investment Fiduciaries (“NCREIF”) Fund Index – Open End Diversified Core Equity (the “NFI-ODCE Index”). The Fund will also invest a portion of assets in Private Investment Funds outside of the NFI-ODCE Index, which the Adviser believes will provide investment returns that are potentially higher than the Private Investment Funds in the NFI-ODCE Index but are not included in the NFI-ODCE Index because they do not meet the leverage or diversification requirements maintained by NCREIF. The NFI-ODCE Index is not a mutual fund and would not be considered diversified under the 1940 Act. The Fund will invest in Private Investment Funds only to the extent that, on average, the Fund’s portfolio of Private Investment Funds meets the investment criteria for the NFI-ODCE Index.

The NFI-ODCE Index is maintained by NCREIF, a not-for-profit trade association that provides to its membership, and the academic and investment community, commercial real estate data. Its membership is composed of investment managers, plan sponsors, academicians, consultants, appraisers, CPAs and other service providers involved in institutional real estate investments. NCREIF is not regulated by any federal or state agency. To be in the NFI-ODCE Index, the Private Investment Fund must market itself as an open-end commingled fund pursuing a diversified core investment strategy, primarily investing in private equity real estate with the following guidelines and comply with the NCREIF PREA Reporting Standards, consisting of annual audits, annual external appraisals, quarterly valuations and time-weighted returns. The Private Investment Fund must also submit information in accordance with the NCREIF Fund Data Collection and Reporting Manual. For this purpose, the NFI-ODCE Index defines “open-end commingled funds” as infinite-life vehicles consisting of multiple investors who have the ability to enter or exit the fund on a periodic basis, subject to contribution and/or redemption requests, thereby providing a degree of potential investment liquidity. For this purpose, open-end commingled funds are not open-end management investment companies registered under the 1940 Act. In addition to qualitative measures, a Private Investment Fund must comply with the following quantitative criteria in order to be eligible for inclusion in the NFI-ODCE Index.

Gross Assets Criteria
•    Real Estate. At least 80% of the market value of the Private Investment Fund’s gross assets (“gross market value”) must be invested in “direct real estate” with no more than 20% invested in cash or equivalents. For this purpose, “direct real estate” means that the property must be submitted to the NCREIF and must be valued.

Real Estate Assets Criteria
•    Domain. At least 95% of the Private Investment Fund’s real estate gross market value (including public, private, debt and equity investments) must be invested in U.S. markets.
•    Property Types. At least 75% of the Private Investment Fund’s direct real estate gross market value must be invested in office, industrial, residential and retail property types. For this purpose, a Private Investment Fund may look through its private debt investments.
•Property subtypes. An aggregated maximum of 25% of market value of real estate gross market value invested in the six expanded property subtypes that are single family rental, manufactured housing, student housing, industrial life science, office life science, and medical office.
•    Stabilized. At least 75% of the Private Investment Fund’s gross market value must be invested in properties (direct real estate gross market value) that are 75% or more leased (as of each calendar quarter end).
•    Diversification. No more than 60% (+/- for market forces) of the Private Investment Fund’s direct real estate gross market value may be invested in one property type as defined by the NCREIF Property Index. The Private Investment Fund must also invest in at least three of the office, industrial, residential or retail property types, and one of those three types representing a minimum of 5% of the Private Investment Fund’s direct real estate gross market value. For this purpose, a Private Investment Fund may look through its private debt investments.

Total Assets Criteria
•    Leverage. The Private Investment Fund may have no more than 35% leverage. Leverage is defined for this purpose as the ratio of total debt, grossed-up for ownership share of off-balance sheet debt, to the fund’s total assets, also which are grossed-up for such off-balance sheet debt.

As noted above, this list reflects the current quantitative criteria for inclusion of a new Private Investment Fund in the NFI-ODCE Index. Certain of these criteria were adopted and became effective in May 2019, and NFI-ODCE members as of May 2019 had until January 1, 2020 to come into compliance with the inclusion criteria. Accordingly, prior to January 1, 2020, certain Private Investment Funds included in the NFI-ODCE Index may not have been in compliance with certain of the criteria above.

The Adviser may also invest in Public REITs, Private REITs, REOCs, public non-traded REITs, and Public Investment Funds that invest principally, directly or indirectly, in real estate. Publicly offered real estate funds are not members of the NFI-ODCE Index. In order to maintain liquidity for the Fund’s quarterly repurchase policy and provide diversification, a portion of the Fund’s assets may be invested in any combination of Public Investment Funds and publicly traded securities, money market funds, and/or cash and cash equivalents.

Private Investment Funds. Private Investment Funds are investment funds that invest principally, directly or indirectly, in real estate. Due to sizable minimum investment requirements and selective investor qualification criteria, many Private Investment Funds limit their direct investors to mainly institutions such as endowments and pension funds. The Fund allows investors to gain exposure to Private Investment Funds that may not otherwise be available to individual investors. While the Fund may invest directly in accordance with its investment objective, through the Fund’s “Fund-of-Funds” approach, investors can gain exposure to a broad range of strategies and sectors in real estate and real estate-related securities.

Public non-traded REITs. The Fund may also invest in publicly offered non-traded REITs. Public non-traded REITs register their shares with the SEC, but they do not trade on a securities exchange. Public non-traded REITs operate like exchange-listed REITs in nearly every other way, but they typically face redemption restrictions that limit their liquidity.

Exchange Traded Funds. ETFs are traded similarly to stocks and listed on major stock exchanges. Potential benefits of ETFs include diversification, cost and tax efficiency, liquidity, marginability, utility for hedging, the ability to go long and short, and (in some cases) quarterly dividends. An ETF may attempt to track a particular market segment or index.

REITs. The Fund may invest in REITs, both directly and through its investments in Private Investment Funds. REITs are investment vehicles that invest primarily in income-producing real estate or mortgages and other real estate-related loans or interests. Public REITs are listed on major stock exchanges, such as the New York Stock Exchange (“NYSE”) and NASDAQ. Private REITs do not trade on a securities exchange.

REOCs. The Fund may invest in REOCs both directly and through its investments in Private Investment Funds. REOCs are companies that invest in real estate and whose shares trade on a public exchange. A REOC is similar to a REIT except that a REOC will reinvest its earnings, rather than distributing them to unit holders as REITs do.

Index Funds. An Index Fund is a mutual fund with an investment objective of seeking to replicate the performance of a specific securities index, such as the National Association of Real Estate Investment Trusts (“NAREIT”) Index or the MSCI REIT Index. Index Funds are typically not actively managed, and potential benefits include low operating expenses, broad market exposure and low portfolio turnover.

Other Public Investment Funds. The Fund may make investments in other investment vehicles such as closed-end funds and mutual funds that invest principally, directly or indirectly, in real estate. Shares of closed-end funds are typically listed for trading on major stock exchanges and, in some cases, may be traded in other over-the-counter markets.

Additional Information Regarding Investment Strategy
The Fund may, from time to time, take defensive positions that are inconsistent with the Fund’s principal investment strategy in attempting to respond to adverse market, economic, political or other conditions. During such times, the Adviser may determine that the Fund should invest up to 100% of its assets in cash or cash equivalents, including money market instruments, prime commercial paper, repurchase agreements, Treasury bills and other short-term obligations of the U.S. Government, its agencies or instrumentalities. In these and in other cases, the Fund may not achieve its investment objective. The Adviser may invest the Fund’s cash balances in any investments it deems appropriate. The Adviser expects that such investments will be made, without limitation and as permitted under the 1940 Act, in money market funds, repurchase agreements, U.S. Treasury and U.S. agency securities, municipal bonds and bank accounts. Any income earned from such investments is ordinarily reinvested by the Fund in accordance with its investment program. Many of the considerations when entering into recommendations and decisions of the Adviser and the Fund’s portfolio managers are subjective.

The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) will vary from year to year. The portfolio turnover rate is not expected to exceed 100%, but may vary greatly from year to year and will not be a limiting factor if the Adviser determines that portfolio changes are appropriate. Although the Fund generally does not intend to trade for short-term profits, the Fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the Adviser, investment considerations warrant such action. These policies may have the effect of increasing the annual rate of portfolio turnover of the Fund. Higher rates of portfolio turnover would likely result in higher brokerage commissions and may generate short-term capital gains taxable as ordinary income. If securities are not held for the applicable holding periods, dividends paid on them will not qualify for the advantageous federal tax rates. See “Taxes” in the Fund’s SAI.

There is no assurance what portion, if any, of the Fund’s investments will qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. As a result, there can be no assurance as to what portion of the Fund’s distributions will be designated as qualified dividend income. See “DIVIDENDS, DISTRIBUTIONS AND TAXES.”

RISK FACTORS

An investment in the Fund’s shares is subject to risks. The value of the Fund’s investments will increase or decrease based on changes in the prices of the investments it holds. This will cause the value of the Fund’s shares to increase or decrease. You could lose money by investing in the Fund. By itself, the Fund does not constitute a balanced investment program. Before investing in the Fund you should consider carefully the following risks. There may be additional risks that the Fund does not currently foresee or consider material. You may wish to consult with your legal or tax advisers before deciding whether to invest in the Fund.

Risks Relating to the Fund’s Investments

Real Estate Industry Concentration Risk. The Fund does not invest in real estate directly, but because the Fund concentrates its investments in real estate securities, its portfolio will be significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a more diversified portfolio. In addition, the Fund may invest in real estate equity or debt and therefore may be subject to risks similar to those associated with direct investment in real property. The value of the Fund’s shares will be affected by factors affecting the value of real estate and the earnings of companies engaged in the real estate industry. These factors include, among others: (i) changes in general economic and market conditions; (ii) changes in the value of real estate properties; (iii) risks related to local economic conditions, overbuilding and increased competition; (iv) increases in property taxes and operating expenses; (v) changes in zoning laws; (vi) casualty and condemnation losses; (vii) variations in rental income, neighborhood values or the appeal of property to tenants; (viii) the availability of financing and (ix) changes in interest rates. Many real estate companies utilize leverage, which increases investment risk and could adversely affect a company’s operations and market value in periods of rising interest rates. The value of securities of companies in the real estate industry may go through cycles of relative under-performance and over-performance in comparison to equity securities markets in general. To the extent that a significant portion of the Fund is invested directly or indirectly in real estate located in a particular geographic region or in a particular property type, the Fund is subject to greater risks of adverse developments specific to that geographic region or property type.

There are also special risks associated with particular real estate sectors or real estate operations generally, as described below:

Retail Properties. Retail properties are affected by the overall health of the economy and may be adversely affected by, among other things, the growth of alternative forms of retailing, bankruptcy, departure or cessation of operations of a tenant, a shift in consumer demand due to demographic changes, changes in spending patterns and lease terminations. Many retail properties were adversely affected by mandated shutdowns imposed by state and local governments in response to the COVID-19 pandemic. Any additional shutdowns could have a similarly adverse impact. There continues to be uncertainty in the retail environment that could have an adverse impact on the value of retail properties.

Office Properties. Office properties are affected by the overall health of the economy, and other factors such as a downturn in the businesses operated by their tenants, obsolescence and non-competitiveness.

Hospitality Properties. The risks of hotel, motel and similar hospitality properties include, among other things, the necessity of a high level of continuing capital expenditures, competition, increases in operating costs which may not be offset by increases in revenues, dependence on business and commercial travelers and tourism, increases in fuel costs and other expenses of travel, and adverse effects of general and local economic conditions. Hotel properties tend to be more sensitive to adverse economic conditions and competition than many other commercial properties.

Healthcare Properties. Healthcare properties and healthcare providers are affected by several significant factors, including federal, state and local laws governing licenses, certification, adequacy of care, pharmaceutical distribution, rates, equipment, personnel and other factors regarding operations, continued availability of revenue from government reimbursement programs and competition on a local and regional basis. The failure of any healthcare operator to comply with governmental laws and regulations may affect its ability to operate its facility or receive government reimbursements.

Industrial Properties. Industrial properties are affected by the overall health of the economy and other factors such as downturns in the manufacture, processing and shipping of goods.

Multifamily Properties. The value and successful operation of a multifamily property may be affected by a number of factors such as the location of the property, the ability of the management team, the level of mortgage interest rates, the presence of competing properties, adverse economic conditions in the locale, oversupply and rent control laws or other laws affecting such properties. Changes in rent control or rent stabilization laws and regulations could adversely affect property values. Among other consequences, changes in rent control or rent stabilization laws could prevent property owners from raising rents sufficiently to offset increases in operating costs or from removing delinquent tenants. In addition, current or future government initiatives related to COVID-19 may affect the value of investments in multifamily properties, as described further under “Current Conditions” below.

Residential Properties. Residential properties can be significantly affected by the national, regional and local real estate markets. This segment of the real estate industry also is sensitive to interest rate fluctuations which can cause changes in the availability of mortgage capital and directly affect the purchasing power of potential homebuyers. Thus, residential properties can be significantly affected by changes in government spending, interest rates, inflation, consumer confidence, demographic patterns and the level of new and existing home sales. In addition, current or future government initiatives related to COVID-19 may affect the value of investments in residential properties, as described further under “Current Conditions” below.

Shopping Centers. Shopping center properties are dependent upon the successful operations and financial condition of their tenants, particularly certain of their major tenants, and could be adversely affected by bankruptcy of those tenants. In some cases a tenant may lease a significant portion of the space in one center, and the filing of bankruptcy could cause significant revenue loss, including the loss of revenue from smaller tenants with co-tenancy rights. Like others in the commercial real estate industry, community centers are subject to environmental risks and interest rate risk. They also face the need to enter into new leases or renew leases on favorable terms to generate rental revenues. Community center properties could be adversely affected by changes in the local markets where their properties are located, as well as by adverse changes in national economic and market conditions.

Self-Storage Properties. The value and successful operation of a self-storage property may be affected by a number of factors, such as the ability of the management team, the location of the property, the presence of competing properties, changes in traffic patterns and effects of general and local economic conditions with respect to rental rates and occupancy levels.

The following other factors also may contribute to the risk of real estate investments:

Current Conditions. Periods of unusually high financial market volatility and restrictive credit conditions, at times limited to a particular sector or geographic area, have occurred in the past and may be expected to recur in the future. Some countries, including the United States, have adopted or have signaled protectionist trade measures, relaxation of the financial industry regulations that followed the financial crisis, and/or reductions to corporate taxes. Such financial market volatility and restrictive credit conditions has made it more difficult for borrowers to obtain financing or refinancing on attractive terms or at all. In particular, because of rising interest rates and the current conditions in the credit markets, borrowers may be subject to increased interest expenses for borrowed money and tightening underwriting standards. There is also a risk that a general lack of liquidity or other events in the credit markets may adversely affect the ability of issuers in whose securities the Fund invests to finance real estate developments and projects or refinance completed projects.

In addition, geopolitical and other risks, including environmental and public health risks, may add to instability in the world economy and markets generally. As a result of increasingly interconnected global economies and financial markets, the value and liquidity of the Fund’s investments may be negatively affected by events impacting a country or region, regardless of whether the Fund invests in issuers located in or with significant exposure to such country or region.

The outbreak of COVID-19 resulted in instances of market closures and dislocations, extreme volatility, liquidity constraints and increased trading costs. Efforts to contain the spread of COVID-19 resulted in travel restrictions, closed international borders, disruptions of healthcare systems, business operations (including business closures) and supply chains, layoffs, lower consumer demand and employee availability, defaults and credit downgrades, among other significant economic impacts, all of which have disrupted global economic activity across many industries and may exacerbate other pre-existing political, social and economic risks, locally or globally and cause general concern and uncertainty. The full economic impact and ongoing effects of COVID-19 (or other future epidemics or pandemics) are unpredictable and may result in significant and prolonged effects on the Fund’s performance. For example, as a result of the COVID-19 pandemic, during certain time periods most of the Private Investment Funds experienced an increase in redemption requests as investors sought to raise cash and rebalance their portfolios and some Private Investment Funds temporarily suspended their redemption payout while others paid out a pro-rata portion of redemption requests.

Development Issues. Certain real estate companies may engage in the development or construction of real estate properties. These companies in which the Fund invests (“portfolio companies”) are exposed to a variety of risks inherent in real estate development and construction, such as the risk that there will be insufficient tenant demand to occupy newly developed properties, and the risk that prices of construction materials or construction labor may rise materially during the development.

Lack of Insurance. Certain of the Fund’s portfolio companies may fail to carry comprehensive liability, fire, flood, earthquake extended coverage and rental loss insurance, or insurance in place may be subject to various policy specifications, limits and deductibles. Should any type of uninsured loss occur, the portfolio company could lose its investment in, and anticipated profits and cash flows from, a number of properties and, as a result, adversely affect the Fund’s investment performance.

Dependence on Tenants. The value of the Fund’s portfolio companies’ properties and the ability of these companies to make distributions to their shareholders depend upon the ability of the tenants at the properties to generate enough income in excess of their tenant operating expenses to make their lease payments. Changes beyond the control of the Fund’s portfolio companies may adversely affect their tenants’ ability to make their lease payments and, in such event, would substantially reduce both their income from operations and ability to make distributions to the Fund’s portfolio companies and, consequently, the Fund.

Financial Leverage. Real estate companies may be highly leveraged and financial covenants may affect the ability of real estate companies to operate effectively.

Environmental Issues. Property owners could face substantial risk of loss from claims based on environmental problems associated with the real estate underlying the Fund’s investments. For example, in connection with the ownership (direct or indirect), operation, management and development of real properties that may contain hazardous or toxic substances, a portfolio company may be considered an owner, operator or responsible party of such properties and, therefore, may be potentially liable for removal or remediation costs, as well as certain other costs, including governmental fines and liabilities for injuries to persons and property. Furthermore, changes in environmental laws or in the environmental condition of an asset may create liabilities that did not exist at the time of the acquisition of the real property and that could not have been foreseen. In addition, real properties could be affected by undisclosed matters, including, but not limited to, legal easements, breaches of planning, legislation, building regulations and statutory regimes, and duties payable to municipalities and counties. The existence of any such liabilities could have a material adverse effect on the results of operations and cash flow of any such portfolio company and, as a result, the amount available to make distributions on shares of the Fund could be reduced.

Interest Rate Risk. Rising interest rates may cause the value of the Fund’s investments in real estate securities to decline due to higher costs of capital for real estate companies, which could negatively impact a real estate company’s ability to meet its payment obligations. Additionally, real estate companies may use leverage (and some may be highly leveraged), which increases investment risk and the risks normally associated with debt financing and could adversely affect a real estate company’s operations and market value in periods of rising interest rates.

Increases in interest rates also typically lower the present value of a REIT’s future earnings stream, and may make financing property purchases and improvements more costly. The risk of rising interest rates may be greater due to the extended period of historically low rates and anticipated changes in government fiscal policy initiatives. Because the market price of REITs may change based upon investors’ collective perceptions of future earnings, the value of the Fund will generally decline when investors anticipate or experience rising interest rates. The risks associated with rising interest rates are greatly heightened in view of the US Federal Reserve Bank’s decision to raise the federal funds rate and may continue to raise interest rates if considered necessary to reduce inflation to acceptable levels.

Credit Risk. There is a risk that debt issuers will not make payments, resulting in losses to the Fund. In addition, the credit quality of securities may be lowered if an issuer’s financial condition changes. Lower credit quality may lead to greater volatility in the price of a security and in shares of the Fund. Lower credit quality also may affect liquidity and make it difficult to sell the security. Default, or the market’s perception that an issuer is likely to default, could reduce the value and liquidity of securities, thereby reducing the value of your investment in Fund shares. In addition, default may cause the Fund to incur expenses in seeking recovery of principal or interest on its portfolio holdings.

Mortgage-Backed Securities Risk. Mortgage-backed securities represent an interest in a pool of mortgages. Mortgage-backed securities are based on different types of mortgages, including those on commercial real estate or residential properties. The primary issuers or guarantors of mortgage-backed securities have historically been Fannie Mae, Freddie Mac and the Government National Mortgage Association (“Ginnie Mae”). Other issuers of mortgage-backed securities include commercial banks and other private lenders.

Mortgage-backed securities differ from conventional debt securities because principal is paid back over the life of the security rather than at maturity. The Fund may receive unscheduled prepayments of principal due to voluntary prepayments, refinancing or foreclosure on the underlying mortgage loans. To the Fund this means a loss of anticipated interest, and a portion of its principal investment represented by any premium the Fund may have paid. Mortgage prepayments generally increase when interest rates fall. Because of prepayments, mortgage-backed securities may be less effective than some other types of debt securities as a means of “locking in” long-term interest rates and may have less potential for capital appreciation during periods of falling interest rates. When the Fund reinvests the prepayments of principal it receives, it may receive a rate of interest that is lower than the rate on the existing security.

Mortgage-backed securities also are subject to extension risk. An unexpected rise in interest rates could reduce the rate of prepayments on mortgage-backed securities and extend their life. This could cause the price of the mortgage-backed securities and the Fund’s share price to fall and would make the mortgage-backed securities more sensitive to interest rate changes.

Issuers of asset-backed securities may have limited ability to enforce the security interest in the underlying assets, and credit enhancements provided to support the securities, if any, may be inadequate to protect investors in the event of default.

The Fund may invest in the residual or equity tranches of mortgage-related securities, which may be referred to as subordinate mortgage-backed securities and interest-only mortgage-backed securities. Subordinate mortgage-backed securities are paid interest only to the extent that there are funds available to make payments. To the extent the collateral pool includes a large percentage of delinquent loans, there is a risk that interest payment on subordinate mortgage-backed securities will not be fully paid. There are multiple tranches of mortgage-backed securities, offering investors various maturity and credit risk characteristics. Tranches are categorized as senior, mezzanine, and subordinated/equity or “first loss,” according to their degree of risk. The most senior tranche of a mortgage-backed security has the greatest collateralization and pays the lowest interest rate. If there are defaults or the collateral otherwise underperforms, scheduled payments to senior tranches take precedence over those of mezzanine tranches, and scheduled payments to mezzanine tranches take precedence over those to subordinated/equity tranches. Lower tranches represent lower degrees of credit quality and pay higher interest rates intended to compensate for the attendant risks. The return on the lower tranches is especially sensitive to the rate of defaults in the collateral pool. The lowest tranche (i.e., the “equity” or “residual” tranche) specifically receives the residual interest payments (i.e., money that is left over after the higher tranches have been paid and expenses of the issuing entities have been paid) rather than a fixed interest rate. The Fund expects that investments in subordinate mortgage-backed securities will be subject to risks arising from delinquencies and foreclosures, thereby exposing its investment portfolio to potential losses. Subordinate securities of mortgage-backed securities are also subject to greater credit risk than those mortgage-backed securities that are more highly rated.

REIT Risk. Investments (directly or indirectly) in REITs subject the Fund to various risks. REIT share prices typically decline because of adverse developments affecting the real estate industry and real property values. In general, real estate values are affected by a variety of factors, including supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties. REITs often invest in highly leveraged properties. Returns from REITs, which typically are small or medium capitalization stocks, may trail returns from the overall stock market. In addition, changes in interest rates may hurt real estate values or make REIT shares less attractive than other income- producing investments. REITs are also subject to heavy cash flow dependency, defaults by borrowers and self-liquidation.

Qualification as a REIT under the Code in any particular year is a complex analysis that depends on a number of factors. There can be no assurance that an entity in which the Fund invests with the expectation that it will be taxed as a REIT will, in fact, qualify as a REIT. An entity that fails to qualify as a REIT would be subject to a corporate level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity. If the Fund were to invest in an entity that failed to qualify as a REIT, such failure could significantly reduce the Fund’s yield on that investment. REITs can be classified as equity REITs, mortgage REITs and hybrid REITs. Equity REITs invest primarily in real property and earn rental income from leasing those properties. They may also realize gains or losses from the sale of properties. Equity REITs will be affected by conditions in the real estate rental market and by changes in the value of the properties they own. Mortgage REITs invest primarily in mortgages and similar real estate interests and receive interest payments from the owners of the mortgaged properties. Mortgage REITs will be affected by changes in creditworthiness of borrowers and changes in interest rates. Hybrid REITs invest both in real property and in mortgages. Equity and mortgage REITs are dependent upon management skills, may not be diversified and are subject to the risks of financing projects.

Dividends paid by REITs generally will not qualify for the reduced U.S. federal income tax rates applicable to qualified dividends under the Code. See “DIVIDENDS, DISTRIBUTIONS AND TAXES” below. The Fund’s investments in REITs may include an additional risk to shareholders. Some or all of a REIT’s annual distributions to its investors may constitute a non-taxable return of capital. Any such return of capital will generally reduce the Fund’s basis in the REIT investment, but not below zero. To the extent the distributions from a particular REIT exceed the Fund’s basis in such REIT, the Fund will generally recognize gain. In part because REIT distributions often include a nontaxable return of capital, Fund distributions to shareholders may also include a nontaxable return of capital. Shareholders that receive such a distribution will also reduce their tax basis in their shares of the Fund, but not below zero. To the extent the distribution exceeds a shareholder’s basis in the Fund’s shares, such shareholder will generally recognize a capital gain. The Fund does not have any investment restrictions with respect to investments in REITs.

REOC Risk. REOCs, like REITs, expose the Fund to the risks of the real estate market. These risks can include fluctuations in the value of underlying properties; destruction of underlying properties; defaults by borrowers or tenants; market saturation; changes in general and local economic conditions; decreases in market rates for rents; increases in vacancies; competition; property taxes; capital expenditures, or operating expenses; and other economic, political or regulatory occurrences affecting the real estate industry. REOCs are also affected by risks similar to investments in debt securities, including changes in interest rates and the quality of credit extended. REOCs require specialized management and pay management expenses; may have less trading volume; may be subject to more abrupt or erratic price movements than the overall securities markets; and may invest in a limited number of properties, in a narrow geographic area, or in a single property type which increase the risk that the portfolio could be unfavorably affected by the poor performance of a single investment or investment type. In addition, defaults on or sales of investments that the REOC holds generally reduce the cash flow needed to make distributions to investors.

Underlying Funds Risk. The Underlying Funds in which the Fund invests are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. As a result, the cost of investing in the Fund will be higher than the cost of investing directly in the Underlying Funds and also may be higher than other funds that invest directly in securities. The Underlying Funds are subject to specific risks, depending on the nature of the specific Underlying Fund. The Fund’s performance depends in part upon the performance of the Underlying Fund managers and selected strategies, the adherence by such Underlying Fund managers to such selected strategies, the instruments used by such Underlying Fund managers and the Adviser’s ability to select Underlying Fund managers and strategies and effectively allocate Fund assets among them. Investments in ETFs and closed-end funds cause the Fund to incur brokerage expenses. Additionally, the market value of shares of Underlying Funds that are closed-end funds may differ from their net asset value. This difference in price may be due to the fact that the supply and demand in the market for fund shares at any point in time is not always identical to the supply and demand in the market for the underlying basket of securities. Separately, Index Fund returns are typically lower than their respective index because of fees and expenses and are subject to investment strategy induced tracking risk.

Use of Leverage by Underlying Funds. The Underlying Funds in which the Fund invests may utilize financial leverage. The Underlying Funds may be able to borrow, subject to the limitations of their charters and operative documents. In the case of Private Investment Funds, such funds are not subject to the limitations imposed by the 1940 Act regarding the use of leverage with respect to which registered investment companies, including the Fund, are subject. Underlying Funds typically will hold their investments in entities organized as REITs, corporations or other entities and this may allow the Fund’s risk of loss to be limited to the amount of its investment in the Underlying Fund. While leverage presents opportunities for increasing the Fund’s total return, it has the effect of potentially increasing losses as well.

Private Investment Fund Risk. The Fund’s investment in Private Investment Funds will require it to bear a pro rata share of the vehicles’ expenses, including management and performance fees. The fees the Fund pays to invest in a Private Investment Fund may be higher than if the manager of the Private Investment Fund managed the Fund’s assets directly. The incentive fees paid by certain Private Investment Funds potentially create an incentive for its manager to make investments that are riskier and/or more speculative than those it might have made in the absence of an incentive fee. Private Investment Funds are not publicly traded and therefore may not be as liquid as other types of investments. Furthermore, Private Investment Funds, like the other Underlying Funds in which the Fund may invest, are subject to specific risks, depending on the nature of the vehicle and also may employ leverage such that their returns are more than one times that of their benchmark which will amplify losses suffered by the Fund when compared to unleveraged investments. For example, the Private Investment Funds need not have independent boards, shareholder approval of advisory contracts may not be required, they may leverage to an unlimited extent, and they may engage in joint transactions with affiliates. The majority of Private Investment Funds permit redemptions only quarterly (the others are more frequent) and these withdrawal limitations restrict the Adviser’s ability to terminate investments in Private Investment Funds. With respect to the frequency and amounts of redemptions paid to the Fund, there is no guarantee that the Fund will be paid all or any of the redemption amount at the time requested. Further, each of the Private Investment Funds can suspend redemptions or pay a pro-rata portion of redemption requests if the general partner or its respective board deems it in the best interest of its shareholders. If values are falling, the Fund may not be able to sell its Private Investment Funds and the value of Fund shares will decline. These characteristics present additional risks for shareholders.

Valuation of Private Investment Funds. While the valuation of the Fund’s publicly-traded securities are more readily ascertainable, the Fund’s ownership interests in Private Investment Funds are not publicly traded. Accordingly, the Adviser may consider information provided by the institutional asset manager to a Private Investment Fund to determine the estimated value of the Fund’s investment therein. Moreover, the valuation of the Fund’s investment in a Private Investment Fund, as provided by an institutional asset manager as of a specific date, may vary from the actual sale price that may be obtained if such investment were sold to a third party, if a secondary market for such investment existed. For information about the value of the Fund’s investment in Private Investment Funds, the Adviser will be dependent on information provided by the Private Investment Funds, including quarterly unaudited financial statements which if inaccurate could adversely affect the Adviser’s ability to value accurately the Fund’s shares.

There can be no assurance that the stated NAV of the Fund, as calculated based on such information, will be accurate on any given date, nor can there be any assurance that the sale of any property would be at a price equivalent to the last estimated value of such property. If at any time the stated NAV of the Fund is lower than its true value, those investors who have their Fund shares repurchased at such time will be underpaid and investors who retain their Fund shares would be adversely affected if more shares were to be issued at the low price than are repurchased at that price. Conversely, if the Fund’s stated NAV is higher than its true value, those investors who purchase Fund shares at such time will overpay, and if repurchases of Fund shares based on a high stated NAV were to exceed purchases of shares at that value, investors who do not have their Fund shares repurchased will be adversely affected. In addition, investors would be adversely affected by higher fees payable to the Adviser if the gross asset value of the Fund is overstated.

The NAV of the Fund, as determined based on the fair value of its investments in Private Investment Funds, may vary from the amount the Fund would realize on the withdrawal of its investments from the Private Investment Funds. This could adversely affect shareholders whose Fund shares are repurchased as well as new shareholders and remaining shareholders. For example, in certain cases, the Fund might receive less than the fair value of its investment in connection with its withdrawal of its investment from a Private Investment Fund, resulting in a dilution of the value of the Fund shares of shareholders who do not tender their shares in any coincident tender offer and a windfall to tendering shareholders; in other cases, the Fund might receive more than the fair value of its investment, resulting in a windfall to shareholders remaining in the Fund, but a shortfall to tendering shareholders.

Shareholders in the Fund have no individual right to receive information about the Private Investment Funds or the underlying institutional managers, will not be shareholders in the Private Investment Funds, and will have no rights with respect to or standing or recourse against the Private Investment Funds, underlying institutional managers or any of their respective affiliates.

Preferred Securities Risk. There are various risks associated with investing in preferred securities, including credit risk, interest rate risk, deferral and omission of distributions, subordination to bonds and other debt securities in a company’s capital structure, limited liquidity, limited voting rights and special redemption rights. Interest rate risk is, in general, the risk that the price of a debt security falls when interest rates rise. Securities with longer maturities tend to be more sensitive to interest rate changes. Credit risk is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Holders of preferred securities may not receive dividends, or the payment can be deferred for some period of time. In bankruptcy, creditors are generally paid before the holders of preferred securities.

Convertible Securities Risk. Convertible securities are hybrid securities that have characteristics of both bonds and common stocks and are subject to risks associated with both debt securities and equity securities. Convertible securities are similar to fixed income securities because they usually pay a fixed interest rate (or dividend) and are obligated to repay principal on a given date in the future. The market value of fixed income and preferred securities tends to decline as interest rates increase and tends to increase as interest rates decline. Convertible securities have characteristics of a fixed income security and are particularly sensitive to changes in interest rates when their conversion value is lower than the value of the bond or preferred share. Fixed income and preferred securities also are subject to credit risk, which is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Fixed income and preferred securities also may be subject to prepayment or redemption risk. If a convertible security held by the Fund is called for redemption, the Fund will be required to surrender the security for redemption, convert it into the issuing company’s common stock or cash or sell it to a third party at a time that may be unfavorable to the Fund. In addition, the Fund may invest in fixed income and preferred securities rated less than investment grade that are sometimes referred to as high yield or “junk bonds.” These securities are speculative investments that carry greater risks and are more susceptible to real or perceived adverse economic and competitive industry conditions than higher quality securities. Such securities also may be subject to resale restrictions. The lack of a liquid market for these securities could decrease the Fund’s share price. Convertible securities have characteristics similar to common stocks especially when their conversion value is the same as the value of the bond or preferred share. The price of equity securities may rise or fall because of economic or political changes. Stock prices in general may decline over short or even extended periods of time. Market prices of equity securities in broad market segments may be adversely affected by a prominent issuer having experienced losses or by the lack of earnings or such an issuer’s failure to meet the market’s expectations with respect to new products or services, or even by factors wholly unrelated to the value or condition of the issuer, such as changes in interest rates.

Fixed Income Risk. When the Fund invests in fixed income securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of fixed income securities. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment, possibly causing the Fund’s share price and total return to be reduced and fluctuate more than other types of investments.

High Yield Securities Risk. High yield debt securities (including loans) and unrated securities of similar credit quality (“high yield debt instruments” or “junk bonds”) involve greater risk of a complete loss of the Fund’s investment, or delays of interest and principal payments, than higher-quality debt securities. Issuers of high yield debt instruments are not as strong financially as those issuing securities of higher credit quality. High yield debt instruments are generally considered predominantly speculative by the applicable rating agencies as their issuers are more likely to encounter financial difficulties and are more vulnerable to changes in the relevant economy, such as a recession or a sustained period of rising interest rates, that could affect their ability to make interest and principal payments when due. If an issuer stops making interest and/or principal payments, payments on the securities may never resume. These instruments may become worthless and the Fund could lose its entire investment.

The prices of high yield debt instruments generally fluctuate more than higher-quality securities. Prices are especially sensitive to developments affecting the issuer’s business or operations and to changes in the ratings assigned by rating agencies. In addition, the entire high yield debt market can experience sudden and sharp price swings due to changes in economic conditions, stock market activity, large sustained sales by major investors, a high-profile default, or other factors. Prices of corporate high yield debt instruments often are closely linked with the company’s stock prices and typically rise and fall in response to factors that affect stock prices.

High yield debt instruments are generally less liquid than higher-quality securities. Many of these securities are not registered for sale under the federal securities laws and/or do not trade frequently. When they do trade, their prices may be significantly higher or lower than expected. At times, it may be difficult to sell these securities promptly at an acceptable price, which may limit the Fund’s ability to sell securities in response to specific economic events or to meet repurchase requests. As a result, high yield debt instruments generally pose greater illiquidity and valuation risks.

Substantial declines in the prices of high yield debt instruments can dramatically increase the yield of such bonds or loans. The decline in market prices generally reflects an expectation that the issuer(s) may be at greater risk of defaulting on the obligation to pay interest and principal when due. Therefore, substantial increases in yield may reflect a greater risk by the Fund of losing some or part of its investment rather than reflecting any increase in income from the higher yield that the debt security or loan may pay to the Fund on its investment.

Other Risks of Investing in the Fund

Minimal Capitalization Risk. The Fund is not obligated to raise any specific amount of capital pursuant to this offering. There is a risk that the amount of capital actually raised by the Fund through the offering of its shares may be insufficient to continue operations or allow the Fund to realize its investment objective. An inability to raise sufficient capital may adversely affect the Fund’s financial condition, liquidity and results of operations, as well as its compliance with regulatory requirements. Further, if the Fund fails to achieve its estimated size and the Expense Limitation Agreement with the Adviser is terminated, expenses will be higher than expected.

Delayed Use of Proceeds Risk. Pending investment of the net proceeds in accordance with the Fund’s investment objective and policies, the Fund expects to invest all or a portion of such proceeds in money market funds or high quality short-term debt securities, or hold cash. The Fund may be prevented from achieving its investment objective during any time in which the Fund’s assets are not substantially invested in accordance with its principal investment strategies.

Large Shareholder Risk. To the extent a large proportion of the shares of the Fund are held by a small number of shareholders (or a single shareholder), including affiliates of the Adviser, the Fund is subject to the risk that these shareholders will purchase or redeem Fund shares in large amounts rapidly. These transactions could adversely affect the ability of the Fund to conduct its investment program. Furthermore, it is possible that in response to a Repurchase Offer, the total amount of shares tendered by a small number of shareholders (or a single shareholder) may exceed the number of shares that the Fund has offered to repurchase. If a Repurchase Offer is oversubscribed by shareholders, the

Fund will repurchase only a pro rata portion of shares tendered by each shareholder. See “Repurchase Offer Risk” below.

Allocation Risk. The ability of the Fund to achieve its investment objective depends, in part, on the ability of the Adviser to allocate effectively the Fund’s assets among the various Private Investment Funds, Public Investment Funds, Public REITs, Private REITs and REOCs in which the Fund invests and, with respect to each such asset class, among equities and fixed income securities. There can be no assurance that the actual allocations will be effective in achieving the Fund’s investment objective or delivering positive returns.

Lack of Control Over Private Investment Funds and Other Portfolio Investments. Once the Adviser has selected Underlying Funds, the Adviser will have no control over the investment decisions made by any such Underlying Fund although the Adviser will evaluate regularly each Underlying Fund and its manager to determine whether their respective investment programs are consistent with the Fund’s investment objective. Even though the Underlying Funds are subject to certain constraints, the managers may change aspects of their investment strategies. The managers may do so at any time (for example, such change may occur immediately after providing the Adviser with the quarterly unaudited financial information for a Private Investment Fund). The Adviser may reallocate the Fund’s investments among the Underlying Funds, but the Adviser’s ability to do so may be constrained by the withdrawal limitations imposed by the Underlying Funds, which may prevent the Fund from reacting rapidly to market changes should an Underlying Fund fail to effect portfolio changes consistent with such market changes and the demands of the Adviser. Such withdrawal limitations may also restrict the Adviser’s ability to terminate investments in Underlying Funds that are poorly performing or have otherwise had adverse changes. The Adviser will be dependent on information provided by the Underlying Fund, including quarterly unaudited financial statements, which if inaccurate could adversely affect the Adviser’s ability to manage the Fund’s investment portfolio in accordance with its investment objective. By investing in the Fund, a shareholder will not be deemed to be an investor in any Underlying Fund and will not have the ability to exercise any rights attributable to an investor in any such Underlying Fund related to their investment. In addition, shareholders in the Fund shall not be entitled to rely upon any written or oral information from any Underlying Fund, Underlying Fund manager or their respective affiliates.

Issuer and Non-Diversification Risk. The value of a specific security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. As a non-diversified fund, the Fund may invest more than 5% of its total assets in the securities of one or more issuers. Because the Fund is non-diversified, its performance is more sensitive to the negative performance of any single issuer and any single economic, business, political or regulatory occurrence than the performance of a diversified investment company. The value of an issuer’s securities that are held in the Fund’s portfolio may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.

Liquidity Risk. The Fund is a closed-end investment company structured as an “interval fund” and is designed for long-term investors. Unlike many closed-end investment companies, the Fund’s shares are not listed on any securities exchange and are not publicly traded. There is no secondary market for the Fund’s shares and the Adviser does not expect that a secondary market will develop. Limited liquidity is provided to shareholders only through the Fund’s quarterly Repurchase Offers for no less than 5% of the Fund’s shares outstanding at NAV. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly Repurchase Offer. The Fund’s investments are also subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations. Underlying Funds with principal investment strategies that involve securities of companies with smaller market capitalizations, derivatives or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk. For information about selling your shares in the Fund, see “PERIODIC OFFERS TO REPURCHASE SHARES” below.

Management Risk. The Fund’s NAV changes daily based on the performance of the securities in which it invests. The Adviser’s judgments about the attractiveness, value and potential appreciation of a particular real estate segment and securities in which the Fund invests may prove to be incorrect and may not produce the desired results.

Market Risk. An investment in the Fund’s shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in the Fund’s shares represents an indirect investment in the securities owned by the Fund. The value of these securities may move up or down, sometimes rapidly and unpredictably. The market value of the Fund’s investments may move up or down, sometimes rapidly and unpredictably. These fluctuations may cause an investment to be worth less than the price originally paid for it, or less than it was worth at an earlier time. Market risk may affect a single issuer, industry, sector of the economy or the market as a whole. U.S. and international markets have experienced, and may continue to experience, volatility, which may increase risks associated with an investment in the Fund. Certain social, political, economic, environmental and other conditions and events (such as natural disasters and weather-related phenomena generally, epidemics and pandemics such as COVID-19, war, terrorism, conflicts and social unrest) may adversely interrupt the global economy and result in prolonged periods of significant market volatility. The market value of securities in which the Fund invests is based upon the market’s perception of value and is not necessarily an objective measure of the securities’ value. In some cases, for example, the stock prices of individual companies have been negatively impacted even though there may be little or no apparent degradation in the financial condition or prospects of the issuers. Similarly, the debt markets have experienced substantially lower valuations, reduced liquidity, price volatility, credit downgrades, increased likelihood of default, and valuation difficulties. As a result of this significant volatility, many of the following risks associated with an investment in the Fund may be increased. Continuing market volatility may have adverse effects on the Fund.

Not a Complete Investment Program. An investment in the Fund should not be considered a complete investment program. Each investor should take into account the Fund’s investment objective and other characteristics, as well as the investor’s other investments, when considering an investment in the Fund.

Correlation Risk. The Fund seeks to produce returns that are less correlated to the broader financial markets. Although the prices of equity securities and fixed income securities, as well as other asset classes, often rise and fall at different times so that a fall in the price of one may be offset by a rise in the price of the other, in down markets the prices of these securities and asset classes can also fall in tandem. Because the Fund allocates its investments among different asset classes, the Fund is subject to correlation risk.

Repurchase Offer Risk. The Fund’s NAV may decline as a result of the Fund’s having to hold additional cash and/or sell portfolio securities to raise cash in order to repurchase its shares in a Repurchase Offer. Selling portfolio securities may cause the market prices of these securities and hence the Fund’s NAV to decline. If such a decline occurs, the Fund cannot predict its magnitude or whether such a decline would be temporary or continue until or beyond the date that is the deadline to tender shares for a given Repurchase Offer. Because the price per share to be paid in the Repurchase Offer will depend upon the NAV per share as determined on the actual pricing date, the sales proceeds received by tendering shareholders would be reduced if the decline continued until the actual pricing date. In addition, the sale of portfolio securities will increase the Fund’s transaction expenses and the Fund may receive proceeds from the sale of portfolio securities that are less than their valuations by the Fund.

During the Repurchase Offer period, the Fund may be unable to sell liquid portfolio securities it would otherwise choose to sell during the period. The Fund is required to maintain liquid assets (including through access to a line of credit) equal to at least the number of shares that the Fund will offer to repurchase between 5% and 25% of the Fund’s shares outstanding, as required by Rule 23c-3 under the 1940 Act. Accordingly, due to a Repurchase Offer, the Fund’s NAV per share may decline more than it otherwise might, thereby reducing the amount of proceeds received by tendering shareholders and the NAV per share for non-tendering shareholders. In addition, shareholders may not be able to liquidate all shares of the Fund they have tendered during a Repurchase Offer if the total amount of shares tendered by shareholders exceeds the number of shares that the Fund has offered to repurchase. If a

Repurchase Offer is oversubscribed by shareholders, the Fund will repurchase only a pro rata portion of shares tendered by each shareholder. Therefore, the Fund is designed primarily for long-term investors.

Distribution Policy Risk. The Fund’s distribution policy is to make quarterly distributions to shareholders. All or a portion of a distribution may consist solely of a return of capital (i.e., from your original investment) and not a return of net profit. Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares. Shareholders should not confuse a return of capital distribution with “dividend yield,” “profit” or “total return.”

Borrowing and Leverage Risk. The Fund is permitted to use leverage by borrowing. Leverage is a speculative technique that exposes the Fund to greater risk and increased costs than if it were not implemented. There is no guarantee that the Fund will use leverage, or that the Fund’s leveraging strategy will be successful. Increases and decreases in the value of the Fund’s portfolio will be magnified when the Fund uses leverage. As a result, leverage may cause greater volatility in the Fund’s NAV, market price and the level of the Fund’s distributions. Also, if the Fund is utilizing leverage, a decline in NAV could affect the ability of the Fund to make distributions and such a failure to make distributions could result in the Fund ceasing to qualify as a regulated investment company under the Code. The Fund will also have to pay interest on its leverage, which may reduce the return on Fund shares. This interest expense may be greater than the Fund’s return on the underlying investment.

The 1940 Act and the SEC’s current rules, exemptions and interpretations thereunder, permit the Fund to borrow up to one-third of the value of its total assets (including the amount borrowed, but less all liabilities and indebtedness not represented by senior securities) from banks. The Fund is required to maintain continuous asset coverage of at least 300% with respect to such borrowings and to reduce the amount of its borrowings (within three days excluding Sundays and holidays) to restore such coverage if it should decline to less than 300% due to market fluctuations or otherwise. In the event that the Fund is required to reduce its borrowings, it may have to sell portfolio holdings, even if such sale of the Fund’s holdings would be disadvantageous from an investment standpoint. Leveraging by means of borrowing may exaggerate the effect of any increase or decrease in the value of portfolio securities on the Fund’s NAV, and money borrowed will be subject to interest and other costs (which may include commitment fees and/or the cost of maintaining minimum average balances), which may or may not exceed the income or gains received from the securities purchased with borrowed funds.

Cyber Security Risk. As all financial services firms continue to face increased security threats, the Fund will face greater operational risks through breaches in cyber security. A breach in cyber security refers to both intentional and unintentional events that may cause the Fund to lose proprietary information, suffer data corruption, or lose operational capacity. This in turn could cause the Fund to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures, and/or financial loss. Cyber security threats may result from unauthorized access to the Fund’s digital information systems (e.g., through “hacking” or malicious software coding), but may also result from outside attacks such as denial-of- service attacks (i.e., efforts to make network services unavailable to intended users). In addition, because the Fund works closely with third-party service providers (e.g., administrators, transfer agents, custodians and sub-advisers), cyber security breaches at such third-party service providers may subject the Fund to many of the same risks associated with direct cyber security breaches. The same is true for cyber security breaches at any of the issuers in which the Fund may invest. While the Fund has established risk management systems designed to reduce the risks associated with cyber security, there can be no assurance that such measures will succeed.

Possible Risk of Conflicts
Possible Competition Between Underlying Funds and Between the Fund and the Underlying Funds. The Underlying Funds trade independently of each other and may pursue investment strategies that “compete” with each other for execution or that cause the Fund to participate in positions that offset each other (in which case the Fund would bear its pro rata share of commissions and fees without the potential for a profit). Also, the Fund’s investments in any particular Underlying Fund could increase the level of competition for the same trades that other Underlying Funds might otherwise make, including the priorities of order entry. This could make it difficult or impossible to take or liquidate a position in a particular security at a price consistent with the Adviser’s strategy.

MANAGEMENT OF THE FUND

Board of Trustees

The management and affairs of the Fund are supervised by the Board. The Board consists of three individuals, all of whom are not “interested persons” of the Fund, as that term is defined in the 1940 Act (the “Independent Trustees”). The Board establishes policies for the operation of the Fund and appoints the officers who conduct the daily business of the Fund. The Board also oversees risk as part of its general oversight of the Fund. The Trustees have the authority to take all actions necessary in connection with their oversight of the business affairs of the Fund, including, among other things, approving the investment objective, policies and procedures for the Fund. The Fund enters into agreements with various entities to manage the day-to-day operations of the Fund, including the Adviser, administrator, transfer agent, distributor and custodian. The Trustees are responsible for approving the agreements between these service providers and the Fund and exercising general service provider oversight. The name and business address of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years, as well as a description of committees of the Board, are set forth under “Management of the Fund” in the SAI.

Investment Adviser

Union Square Capital Partners, LLC (“USQ”), 235 Whitehorse Lane, Suite 200, Kennett Square, PA 19348, serves as the investment adviser to the Fund under an investment advisory agreement with the Fund (the “Investment Advisory Agreement”). The Adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended. The Adviser is a Delaware limited liability company formed in October 2016, for the purpose of advising the Fund. The Adviser is wholly owned by its sole member, USQ Holding Company, LLC, a Delaware limited liability company. USQ Holding Company, LLC is wholly owned by its sole member, Chatham Financial Corp. (“Chatham”), a Pennsylvania corporation.

Chatham is a premier, independent partner for commercial real estate investors seeking capital markets solutions. For more than 30 years, Chatham has worked with clients to provide comprehensive financial risk management and investment management services to common commercial real estate financial challenges, including debt management, defeasance & prepayment, foreign currency hedging, hedge accounting, interest rate hedging, investment banking, regulatory compliance, and valuation services.

Under the terms of the Investment Advisory Agreement, and subject to the authority of the Board, the Adviser will carry out the investment and reinvestment of the net assets of the Fund, furnish a continuous investment program with respect to the Fund, and determine which securities should be purchased, sold or exchanged. In addition, the Adviser will furnish to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser will compensate all Adviser personnel who provide services to the Fund. The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection.

Adviser’s Investment Committee

The Adviser has established an Investment Committee (the “Committee”) responsible for: setting overall investment policies and strategies of the Adviser; reviewing the Private Investment Funds being considered for investment by the Adviser’s clients, including the Fund; monitoring allocation targets for the investment portfolio of the Fund among the Private Investment Funds, Public Investment Funds and other entities in which the Fund intends to invest; evaluating the investment performance of the Fund and generally overseeing the activities of the co-portfolio managers (see below). Notwithstanding the foregoing, the portfolio managers are ultimately responsible for all investment decisions made for the Fund.

Portfolio Managers

Subject to the oversight of the Committee as a whole, Dr. Miller and Mr. Achterberg, who are a members of the Committee, serve as the Fund’s co-portfolio managers. The portfolio managers are ultimately responsible for all investment decisions made for the Fund, and are solely responsible for the day to day investment operations of the Fund. Dr. Miller and Mr. Achterberg also have responsibility for reviewing the overall composition of the portfolio to ensure its compliance with the Fund’s stated investment objectives and strategies. Dr. Miller has served as a portfolio manager to the Fund since inception. Mr. Achterberg has served the Fund as a portfolio manager since August 1, 2022. Dr. Miller’s and Mr. Achterberg’s professional experience and background is set forth below:

Dr. Thomas E. Miller, CFA has served as the Chief Executive Officer of the Adviser since 2021 and Chief Investment Officer since inception of the Adviser. Previously, Dr. Miller was Head of Manager Research at Nationwide Investment Management Group where he was responsible for the oversight and implementation of the Quantitative Research, Qualitative Review, Risk Analysis, and Monitoring process for the Nationwide Funds, a $60 billion mutual fund family. Dr. Miller’s responsibilities included the selection, monitoring, and de-selection of the investment managers utilized across multiple platforms. Prior to leading the Manager Strategies team, Dr. Miller was an Associate Vice President, Product Management and Research at Nationwide Investment Management Group. In that role, he was responsible for the day to day management of the Product Management team, which oversaw over 100 investment products that support Nationwide Financial’s retirement, annuity, life insurance and retail mutual fund businesses. Prior to joining Nationwide, Dr. Miller held positions at The Vanguard Group Inc. and Delaware Investments. Dr. Miller holds a Bachelor’s degree in Business from the Pennsylvania State University, an MBA from West Chester University, and earned his Doctorate from Drexel University’s LeBow School of Business. He also holds the Chartered Financial Analyst Designation (CFA).

Michael D. Achterberg, CAIA has served as Senior Portfolio Manager of the Adviser since August 2022. Previously, Mr. Achterberg served as President of PREDEX Capital Management, LLC from May 2018 through July 2022 and Chief Operating Officer of PREDEX Capital Management, LLC from March 2013 through May 2018. Previously, Mr. Achterberg served as Chief Financial Officer for more than two years at CITIC Securities International Partners (“CSIP”) where he managed the valuations and investor reporting for the Hong Kong private equity advisor. He also was the FINOP for the U.S. broker-dealer which provided comprehensive advisory services relating to M&A and corporate finance for inbound and outbound transactions involving China. Prior to that Mr. Achterberg was a partner for fifteen years at Strome Investment Management. Their principal hedge fund products were funds-of-funds and a global macro multi-manager strategy. As CFO he was a member of the investment, risk, and valuation committees. At Strome he was also the FINOP for an affiliated broker-dealer operating a hedge fund hotel that provided office space, complete fund administration and operational support to other advisers and their clients. Until 1994 he was a CPA and Audit Manager for Coopers & Lybrand working exclusively in the investment industry with advisers and funds. While there he served on the national quality review program for the Investment Company practice. Mr. Achterberg holds a Bachelor’s degree in Business from California State University, Long Beach. He also holds the Chartered Alternative Investment Analyst Association designation (CAIA).

The Fund’s SAI provides additional information about the portfolio managers’ compensation, other accounts managed by the portfolio managers and the portfolio managers’ ownership of shares of the Fund.

The Adviser receives a monthly fee computed at the annual rate as follows: 0.65% (as a percentage of daily net assets) on assets up to $500 million; 0.50% on assets of $500 million and more but less than $1 billion; 0.40% on assets of $1 billion and more but less than $5 billion; and 0.30% on assets of $5 billion or more. The Adviser has contractually agreed to waive its advisory fees and/or assume expenses otherwise payable by the Fund to the extent necessary to ensure that Total Annual Fund Operating Expenses (excluding taxes, interest, trading costs, acquired fund fees and expenses, distribution fees, and shareholder servicing expenses) do not exceed 0.85% of average daily net assets (the “Expense Limitation Agreement”). The Expense Limitation Agreement will continue indefinitely until revised or terminated by mutual agreement by the Fund and the Adviser, with the consent of the Board. Under the Expense Limitation Agreement, the Adviser may request and receive reimbursement from the Fund for advisory fees waived or other expenses reimbursed by the Adviser pursuant to the Expense Limitation Agreement at a date not to exceed three years from the month in which the corresponding waiver or reimbursement to the Fund was made. However, no reimbursement may be made unless the total annual expense ratio of the class making such reimbursement is no higher than the amount of the expense limitation that was in place at the time the Adviser waived the fees or reimbursed the expenses and does not cause the expense ratio to exceed the current expense limitation.

A discussion regarding the basis for the Board’s approval of the renewal of the Investment Advisory Agreement is available in the Fund’s semi-annual report to shareholders for the period ending September 30, 2024.

Control Persons

A control person is one who beneficially owns, either directly or indirectly, more than 25% of the voting securities of a company or acknowledges the existence of control. A controlling shareholder’s vote could have a more significant effect on matters presented to shareholders for approval than the vote of other Fund shareholders. In addition, a large repurchase of shares held by a controlling shareholder could significantly reduce the asset size of the Fund, which may adversely affect the Fund’s investment flexibility and expense ratio. To the best knowledge of the Fund, as of July 1, 2025, no persons or entity owned beneficially more than 25% of the Fund’s outstanding shares.

FUND EXPENSES

The Adviser is obligated to pay expenses associated with providing the services stated in the Investment Advisory Agreement, including compensation of and office space for its officers and employees connected with investment and economic research, trading and investment management and administration of the Fund. The Adviser is obligated to pay the fees of any Trustee of the Fund who is affiliated with it.

The Fund pays all other expenses incurred in the operation of the Fund including, among other things, (i) expenses for legal and independent accountants’ services, (ii) costs of printing proxies, share certificates, if any, and reports to shareholders, (iii) charges of the custodian, administrator and transfer agent in connection with the Fund’s dividend reinvestment policy, (iv) fees and expenses of independent Trustees, (v) printing costs, (vi) membership fees in trade association, (vii) fidelity bond coverage for the Fund’s officers and Trustees, (viii) errors and omissions insurance for the Fund’s officers and Trustees, (ix) brokerage costs, (x) taxes, (xi) costs associated with the Fund’s quarterly repurchase offers, (xii) distribution fees, (xiii) shareholder servicing fees and (xiv) other extraordinary or non-recurring expenses and other expenses properly payable by the Fund. The expenses incident to the offering and issuance of shares to be issued by the Fund will be recorded as a reduction of capital of the Fund attributable to the shares.

CONFLICTS OF INTEREST

Affiliates of the Adviser may have potential conflicts of interest. For example, affiliates of the Adviser provide services, including valuation services, to real estate investment firms who may issue securities which can be bought or sold by the Fund or other accounts. The Adviser has adopted policies and procedures and has structured its portfolio managers’ compensation in a manner reasonably designed to safeguard the Fund from being negatively affected as a result of any such potential conflicts.

In addition, as a general matter, when a portfolio manager has responsibility for managing more than one account, potential conflicts of interest may arise. For example, it is possible that the various accounts managed could have different investment strategies that, at times, might conflict with one another. Alternatively, to the extent that the same investment opportunities might be desirable for more than one account, possible conflicts could arise in determining how to allocate them. Other potential conflicts might include conflicts created by specific portfolio manager compensation arrangements, and conflicts relating to selection of brokers or dealers to execute portfolio trades and/or specific uses of commissions from portfolio trades (for example, research, or “soft dollars,” if any). The Adviser has adopted policies and procedures and has structured its Portfolio Managers’ compensation in a manner reasonably designed to safeguard the Fund from being negatively affected as a result of any such potential conflicts.

The SAI provides additional information about the portfolio managers' compensation, other accounts managed and ownership of Fund shares.

PERFORMANCE

From time to time, the Fund advertises its performance. Performance information may include total return for specific time periods. Total return is the change in value of an investment over a given period. Total return assumes any dividends and capital gains are reinvested. Performance figures are always based on the Fund’s past performance and do not guarantee future results. The Fund’s total return will vary, depending on market conditions, the investments owned by the Fund, the Fund’s operating expenses and the amount of capital gains or losses during the period. For a more detailed description of how the Fund calculates its performance figures, please see “Performance Information” in the SAI.

CONTINUOUS OFFERING

Shares of the Fund are offered for purchase in a continuous offering at their NAV per share next determined after an order is accepted, without any load or sales charge. The Fund is authorized as a Delaware statutory trust to issue an unlimited number of shares. The Fund may close at any time to new investments and, during such closings, only the reinvestment of dividends by existing shareholders will be permitted. The Fund may re-open or close to new investments at any time at the discretion of the Adviser, subject to approval by the Board.

USE OF PROCEEDS FROM SALES OF SHARES

The net proceeds of the continuous offering of the Fund’s shares will be invested in accordance with the Fund’s investment objective and policies as soon as practicable after receipt. The Fund’s investments in Private Investment Funds will be made within a period not expected to exceed three months, while any investments in Public Investment Funds, publicly traded securities or money market funds will generally be made on the next business day following receipt of proceeds. No arrangements have been made to place such proceeds in escrow, trust or a similar account. The Fund bears the costs associated with its continuous offering of shares. Pending investment of the net proceeds in accordance with the Fund’s investment objective and policies, the Fund expects to invest all or a portion of such proceeds in money market funds or high quality, short-term debt securities, or hold cash. The Fund may be prevented from achieving its investment objective during any time in which the Fund’s assets are not substantially invested in accordance with its principal investment strategies.

DETERMINATION OF NET ASSET VALUE

The NAV of shares of the Fund is determined daily, as of the close of regular trading on the NYSE (normally, 4:00 p.m., Eastern time). The Fund does not calculate the NAV on dates the NYSE is closed for trading, which include New Year’s Day, Martin Luther King Jr. Day, President’s Day, Good Friday, Memorial Day, Juneteenth National Independence Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day. Each share is offered at NAV. During the continuous offering, the price of the shares will increase or decrease on a daily basis according to the NAV of the shares. In computing NAV, portfolio securities of the Fund are valued at their current market values determined on the basis of market quotations. The Fund may use a third party pricing service to assist it in determining the market value of securities in the Fund’s portfolio. The Fund’s NAV is calculated by dividing the value of the Fund’s total assets (the value of the securities the Fund holds plus cash or other assets, including interest accrued but not yet received), less accrued expenses of the Fund and other liabilities, by the total number of shares outstanding.

If market quotations are not readily available (as in the case of Private Investment Funds investing in private real estate), securities are valued at fair value as determined by the Board. The Board has delegated the day to day responsibility for determining these fair values in accordance with the policies it has approved to the Adviser. Fair valuation involves subjective judgments, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security. Like all investments that are valued at fair value, the Private Investment Funds will be difficult to value. There is no single standard for determining fair value of a security. Likewise, there can be no assurance that the Fund will be able to purchase or sell a portfolio security at the fair value price used to calculate a Fund’s NAV. Rather, in determining the fair value of a security for which there are no readily available market quotations, the Adviser may consider several factors, including: (1) evaluation of all relevant factors, including but not limited to, pricing history, current market level, supply and demand of the respective security; (2) comparison to the values and current pricing of securities that have comparable characteristics; (3) knowledge of historical market information with respect to the security; (4) other factors relevant to the security which may include, but are not limited to, duration, yield, fundamental analytical data, the Treasury yield curve, and credit quality. The Adviser will also consider periodic financial statements (audited and unaudited) or other information provided by the issuer. The SEC recently adopted new Rule 2a-5 under the 1940 Act, which establishes requirements for determining fair value in good faith for purposes of the 1940 Act. The Fund will comply with the new rule’s valuation requirements on or before the SEC’s compliance date in 2022.

Securities representing an interest in a Private Investment Fund will initially be assessed at the value provided by that Private Investment Fund or its institutional manager. To arrive at the fair value of such investments, the Adviser receives monthly or quarterly capital account statements from the Private Investment Funds. Upon receipt of these statements, the Adviser makes a determination that the account statements are based on the fair value of underlying investments. In making such determination, the Adviser reviews and evaluates the valuation policies and procedures of the entity providing the statement. If necessary, the Adviser adjusts the account statements for underlying investments held at fair value or to bring the fair value estimate in phase with the Adviser reporting date. The Adviser will attempt to obtain current information to value all fair valued securities, but it is anticipated that portfolio holdings of the Private Investment Funds will be available on no more than a quarterly basis. The Adviser, in its sole discretion, may opt to rely on its own valuation of an interest in any Private Investment Fund or other entity held in the Fund’s portfolio, if in the discretion of the Adviser, such entity’s valuation does not accurately reflect its fair or current market value for any reason, including because the Fund’s portfolio must be valued more frequently than the Private Investment Funds.

Non-dollar-denominated securities, if any, are valued as of the close of the NYSE at the closing price of such securities in their principal trading market, but may be valued at fair value if subsequent events occurring before the computation of NAV materially have affected the value of the securities. Trading may take place in foreign issues held by the Fund, if any, at times when the Fund is not open for business. As a result, the Fund’s NAV may change at times when it is not possible to purchase or sell shares of the Fund. The prices for foreign securities are reported in local currency and converted to U.S. dollars using currency exchange rates. To the extent necessary, the Adviser will obtain exchange rates from recognized independent pricing agents.

Readily marketable portfolio securities listed on the NYSE are valued, except as indicated below, at the last sale price reflected on the consolidated tape at the close of the NYSE on the business day as of which such value is being determined. If there has been no sale on such day, the securities are valued at the mean of the closing bid and asked prices on such day. If no bid or asked prices are quoted on such day or if market prices may be unreliable because of events occurring after the close of trading, then the security is valued by such method as the Board shall determine in good faith to reflect its fair market value. Readily marketable securities not listed on the NYSE but listed on other domestic or foreign securities exchanges are valued in a like manner. Portfolio securities traded on more than one securities exchange are valued at the last sale price on the business day as of which such value is being determined as reflected on the consolidated tape at the close of the exchange representing the principal market for such securities. Securities trading on the NASDAQ are valued at the NASDAQ official closing price.

Readily marketable securities traded in the over-the-counter market, including listed securities whose primary market is believed by the Adviser to be over-the-counter, are valued at the mean of the current bid and asked prices as reported by the NASDAQ or, in the case of securities not reported by the NASDAQ or a comparable source, as the Board deems appropriate to reflect their fair market value. Where securities are traded on more than one exchange and also over-the-counter, the securities will generally be valued using the quotations the Board believes reflect most closely the value of such securities.

If available, debt securities are priced based upon valuations provided by independent, third-party pricing agents. Such values generally reflect the last reported sales price if the security is actively traded. The third-party pricing agents may also value debt securities at an evaluated bid price by employing methodologies that utilize actual market transactions, broker-supplied valuations, or other methodologies designed to identify the market value for such securities. Such methodologies generally consider such factors as security prices, yields, maturities, call features, ratings and developments relating to specific securities in arriving at valuations. On the first day a new debt security purchase is recorded, if a price is not available on the automated pricing feeds from the Fund’s primary and secondary pricing vendors nor is it available from an independent broker, the security may be valued at its purchase price. Each day thereafter, the debt security will be valued according to the Fund’s fair valuation policies until an independent source can be secured. Debt obligations with remaining maturities of sixty days or less may be valued at their amortized cost, which approximates market value.

The Adviser provides the Board with periodic reports, no less frequently than quarterly, that discuss the functioning of the valuation process, if applicable to that period, and that identify issues and valuation problems that have arisen, if any. To the extent deemed necessary by the Adviser, the Board will review any securities valued by the Adviser in accordance with the Fund’s valuation policies.

DISTRIBUTION OF FUND SHARES

Distributor

Quasar Distributors, LLC (“Quasar”), 190 Middle Street, Suite 301, Portland, ME 04101, is the distributor for the shares of the Fund. Shares of the Fund are offered for purchase on a best efforts basis in a continuous offering at their NAV per share next determined after an order is accepted, without any load or sales charge. Quasar is not obligated to sell any specific amount of shares of the Fund. Any purchase order may be rejected by Quasar or the Fund. Quasar or the Fund also may suspend or terminate its offering of shares at any time. The Fund is not listed on any national securities exchange, and Quasar will not act as a market maker in shares of the Fund.

Pursuant to the Distribution Agreement between the Fund, the Adviser and the Distributor (the “Distribution Agreement”), the Fund has agreed, subject to certain conditions and limitations, to indemnify the Distributor and each of its managers, officers, employees, representatives and control persons against certain claims, demands, losses, expenses and liabilities arising out of or based upon certain untrue or alleged untrue statements of material fact, or omissions or alleged omissions of material fact, in certain materials relating to the Fund; arising out of a breach of the Fund’s representations and warranties in the Distribution Agreement; or based upon the Fund’s refusal or failure to comply with the terms of such Distribution Agreement or applicable law.

Distribution Plan

The Fund, with respect to its Class L shares, is authorized under a “Distribution Plan” to pay to the Distributor or any other eligible institution or party, at the direction of the Distributor or the Funds' Adviser a Distribution Fee for certain activities relating to the distribution of shares to investors and maintenance of shareholder accounts. These activities include marketing and other activities to support the distribution of the Class L shares. The Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of an exemptive order under the 1940 Act which permits it to have asset based distribution fees. Under a Distribution Plan, the Fund may pay the Distributor or any other eligible institution or party, at the direction of the Distributor or the Funds' Adviser a Distribution Fee at an annual rate of 0.25% of average daily net assets attributable to Class L shares. This Distribution Fee can be used to pay commissions and broker fees. Because the Distribution Fee is paid out of Class L’s assets on an ongoing basis, the Distribution Fee will increase the cost of your investment over time and may cost you more than paying other types of sales charges.

SHAREHOLDER SERVICING EXPENSES

Class L shares of the Fund are subject to fees pursuant to a “Shareholder Services Plan” adopted by the Board. These fees, which are in addition to Rule 12b-1 fees as described above with respect to the Class L Shares, may be paid by the Fund to broker-dealers or other financial intermediaries who provide administrative support services to beneficial shareholders on behalf of the Fund. Under the Shareholder Services Plan, the Fund may incur expenses on an annual basis equal up to a maximum of 0.25% of its average net assets attributable to Class L shares. However, some intermediaries charge less than 0.25%. Because these fees are paid out of the Fund’s assets on an ongoing basis, these fees will increase the cost of your investment in a share class over time and may cost you more than paying other types of fees.

REVENUE SHARING

The Adviser makes payments for marketing, promotional or related services provided by broker-dealers and other financial intermediaries that sell shares of the Fund or which include the Fund as an investment option for their respective customers. These payments are often referred to as “revenue sharing payments,” and are paid from the Adviser’s own legitimate profits and other of its own resources (not from the Fund’s) and are in addition to any Rule 12b-1 payments or shareholder servicing fees that are paid to broker-dealers and other financial intermediaries.

INVESTOR SUITABILITY

An investment in the Fund involves substantial risks and may not be suitable for all investors. You may lose money on your entire investment in the Fund. An investment in the Fund is suitable only for sophisticated, long-term investors who can bear the risks associated with the limited liquidity of the Fund’s shares and should be viewed as a long-term investment. Before making an investment decision, prospective investors and their financial advisers should (i) consider the suitability of an investment in the Fund with respect to the investor’s investment objective and personal situation, and (ii) consider factors such as personal net worth, income, age, risk tolerance and liquidity needs. The Fund should be considered an illiquid investment. Investors will not be able to redeem shares of the Fund on a daily basis because the Fund is a closed-end interval fund. The Fund’s shares are not traded on an active market and there is currently no secondary market for the Fund’s shares, nor does the Fund expect a secondary market for its shares to exist in the future.

PURCHASING FUND SHARES

How to Purchase Fund Shares

Financial institutions and intermediaries, including authorized brokers and a broker’s authorized designee, on behalf of their clients may purchase shares of the Fund by placing orders with U.S. Bank Global Fund Services, the Fund’s transfer agent (or its authorized agent). The Fund will be deemed to have received a purchase order or a redemption order (i.e., repurchase request) when a financial institution, intermediary, authorized broker or a broker’s authorized designee, receives the order. Customer purchase orders will be priced at the Fund’s NAV next computed after they are received by a financial institution, intermediary, authorized broker or a broker’s authorized designee. Financial institutions, intermediaries, authorized brokers or a broker’s authorized designee that use certain proprietary systems of the Adviser may place orders electronically through those systems. Cash investments must be transmitted or delivered in federal funds to the Fund’s wire agent by the close of business on the day after the order is placed. The Fund reserves the right to refuse any purchase requests, particularly those that would not be in the best interests of the Fund or its shareholders and could adversely affect the Fund or its operations. The Fund generally does not accept investments from non-U.S. investors and reserves the right to decline such investments.

Certain intermediaries, including certain broker-dealers and shareholder organizations, have been designated as agents authorized to accept purchase, repurchase and exchange orders for Fund shares. Further, such agents are authorized to designate other intermediaries to receive purchase, repurchase and exchange orders on their behalf. Financial intermediaries may charge fees for the services they provide in connection with processing an investor’s transaction order or maintaining an investor’s account with them. Investors should check with their financial intermediary to determine if they are subject to these arrangements. These intermediaries are required by contract and applicable law to ensure that orders to purchase Fund shares are executed at the NAV per share next determined after the intermediary receives the request in good form, and that repurchases are effected at a price equal to the NAV per share on the applicable repurchase pricing date, as discussed further below under “PERIODIC OFFERS TO REPURCHASE SHARES”. These authorized intermediaries are responsible for transmitting requests and delivering funds on a timely basis. In accordance with the USA PATRIOT Act of 2001, please note that the financial institution or intermediary will verify certain information on your account as part of the Fund’s Anti-Money Laundering Program. As requested by your financial intermediary, you should supply your full name, date of birth, social security number and permanent street address. Mailing addresses containing a P.O. Box will not be accepted. You also may be asked for a copy of your driver’s license, passport or other identifying document in order to verify your identity. In addition, it may be necessary to verify your identity by cross-referencing your identification information with a consumer report or other electronic database. Additional information may be required to open accounts for corporations and other entities. Federal law prohibits the Fund and other financial institutions from opening a new account unless they receive the minimum identifying information listed above. After an account is opened, the Fund may restrict your ability to purchase additional shares until your identity is verified. The Fund may close your account or take other appropriate action if they are unable to verify your identity within a reasonable time. If your account is closed for this reason, your shares will be redeemed at the NAV next calculated after the account is closed.

Purchases by Mail

To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to USQ Core Real Estate Fund to:

USQ Core Real Estate Fund
c/o U.S. Bank Global Fund Services
P.O. Box 219252
Kansas City, Missouri 64121-9252

All checks must be in U.S. dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. The Fund does not accept postdated checks or any conditional order or payment. To prevent check fraud, the Fund will not accept third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares.

The transfer agent will charge a $25.00 fee against an investor’s account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to shareholders. The Fund reserves the right to reject any application.

Minimum Purchases

The minimum initial investment in the Fund’s Class L Shares is $2,500, with a minimum subsequent investment of $100. Such minimum investment values will be subject to waiver in the Adviser’s sole discretion. If you purchase shares through an intermediary, different minimum account requirements may apply. The Fund or Adviser reserves the right to waive the investment minimums under certain circumstances.

Automatic Investment Plan — Subsequent Investments

You may participate in the Fund’s Automatic Investment Plan, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. You may elect to make subsequent investments by transfers of a minimum of $100 on specified days of each month into your established Fund account. Please contact the Fund’s transfer agent at (833) 877-3863 for more information about the Fund’s Automatic Investment Plan.

Purchase Terms for Class L Shares

The minimum initial purchase by an investor is $2,500 for all accounts. The Fund’s shares are offered for sale through its Distributor at net asset value plus the applicable sales load. The price of the shares during the Fund’s continuous offering will fluctuate over time with the net asset value of the shares. Investors in Class L shares of the Fund will pay a sales load based on the amount of their investment in the Fund. The Class L sales load payable by each investor depends upon the amount invested by such investor in the Fund, but may range from 1.25% to 4.25%, as set forth in the table below. A reallowance will be made by the Fund's transfer agent or Distributor from the sales load paid by each investor. There are no sales loads on reinvested distributions. The Fund reserves the right to waive sales loads. The following sales loads apply to your purchases of Class L shares of the Fund:

Amount Invested	Sales Load as a % of Offering Price	Sales Load as a % of Amount Invested[1]	Dealer Reallowance
Under $250,000	4.25%	4.44%	3.50%
$250,000 to $499,999	3.25%	3.36%	2.50%
$500,000 to $999,999	2.00%	2.04%	1.50%
$1,000,000 and above	1.25%	1.27%	1.00%
1Offering price includes the front-end sales load. The sales load you pay may differ slightly from the amount set forth above because of rounding that occurs in the calculations.

You may be able to buy shares without a sales load (i.e., “load-waived”) when you are:
•reinvesting dividends or distributions
•participating in an investment advisory or agency commission program under which you pay a fee to an investment adviser or other firm for portfolio management or brokerage services;
•exchanging an investment in Class L (or equivalent type) shares of another fund for an investment in the Fund;
•a current or former Trustee of the Fund;
•an employee (including the employee’s spouse, domestic partner, children, grandchildren, parents, grandparents, siblings, and any dependent of the employee, as defined in section 152 of the Code) of the Fund’s Adviser or its affiliates or of a broker-dealer authorized to sell shares of the Fund;

•purchasing shares through the Fund’s Adviser; or
•purchasing shares through a financial services firm (such as a broker-dealer, investment adviser or financial institution) that has a special arrangement with the Fund.

In addition, concurrent purchases by related accounts may be combined to determine the application of the sales load. The Fund will combine purchases made by an investor, the investor’s spouse or domestic partner, and dependent children when it calculates the sales load.

It is the investor’s responsibility to determine whether a reduced sales load would apply. The Fund is not responsible for making such determination. To receive a reduced sales load, notification must be provided at the time of the purchase order. If you purchase shares directly from the Fund, you must notify the Fund in writing. Otherwise, notice should be provided to the Financial Intermediary through whom the purchase is made so they can notify the Fund.

Right of Accumulation

For the purposes of determining the applicable reduced sales load, the right of accumulation allows you to include prior purchases of shares of the Fund as part of your current investment as well as reinvested dividends. To qualify for this option, you must be either:
•an individual;
•an individual and spouse purchasing shares for your own account or trust or custodial accounts for your minor children; or
•a fiduciary purchasing for any one trust, estate or fiduciary account, including employee benefit plans created under Sections 401, 403 or 457 of the Code, including related plans of the same employer.

If you plan to rely on this right of accumulation, you must notify the Fund’s transfer agent at the time of your purchase. You will need to give the transfer agent your account numbers. Existing holdings of family members or other related accounts of a shareholder may be combined for purposes of determining eligibility. If applicable, you will need to provide the account numbers of your spouse and your minor children as well as the ages of your minor children.

Letter of Intent

The letter of intent allows you to count all investments within a 13-month period in shares of the Fund as if you were making them all at once for the purposes of calculating the applicable reduced sales load. The minimum initial investment under a letter of intent is 5% of the total letter of intent amount. The letter of intent does not preclude the Fund from discontinuing sales of its shares. You may include a purchase not originally made pursuant to a letter of intent under a letter of intent entered into within 90 days of the original purchase. To determine the applicable sales load reduction, you also may include (1) the cost of shares of the Fund which were previously purchased at a price including a front end sales load during the 90-day period prior to the transfer agent receiving the letter of intent, and (2) the historical cost of shares of other funds you currently own acquired in exchange for shares the Fund purchased during that period at a price including a front-end sales load. You may combine purchases and exchanges by family members (limited to spouse and children, under the age of 21, living in the same household). You should retain any records necessary to substantiate historical costs because the Fund, the transfer agent and any financial intermediaries may not maintain this information. Shares acquired through reinvestment of dividends are not aggregated to achieve the stated investment goal.

PERIODIC OFFERS TO REPURCHASE SHARES

The Fund is not aware of any currently existing secondary market for Fund shares and does not anticipate that a secondary market will develop for shares. A secondary market is a market, exchange facility, or system for quoting bid and asking prices where securities such as the shares can be readily bought and sold among holders of the securities after they are initially distributed. Without a secondary market, shares are not liquid, which means that they are not readily marketable.

The Fund, however, has taken action to provide a measure of liquidity to shareholders. The Fund has adopted share repurchase policies as fundamental policies. This means the policies may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities. These policies provide that the Fund will make Repurchase Offers, which are quarterly offers by the Fund to repurchase a designated percentage of the outstanding shares owned by the Fund’s shareholders. The Fund is therefore designed primarily for long-term investors. The Fund will be deemed to have received a redemption order (i.e., repurchase request) when a financial institution, intermediary, authorized broker or a broker’s authorized designee, receives the order.

The Fund will suspend or delay a Repurchase Offer only if certain regulatory requirements (described in the notice of the Repurchase Offer) are met. See “PERIODIC OFFERS TO REPURCHASE SHARES—Suspension or Postponement of Repurchase Offer.” Once every two years the Board may determine in its sole discretion to have one additional Repurchase Offer in addition to the regular quarterly Repurchase Offers.

Repurchase Dates

Once each quarter, the Fund will offer to repurchase at net asset value no less than 5% of the outstanding shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). Shares will be repurchased at the NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline (defined below), or the next business day, if the 14th day is not a business day. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, and other pertinent laws.

Repurchase Request Deadline

The “Repurchase Request Deadline” is the date by which shareholders wishing to tender shares for repurchase must respond to the Repurchase Offer. When a Repurchase Offer commences, the Fund sends, at least 21 days before the Repurchase Request Deadline, written notice to each shareholder setting forth, among other things:

•Detailed instructions for how to tender shares.
•The percentage of outstanding shares that the Fund is offering to repurchase (the “Repurchase Amount”) and the procedures for how the Fund will purchase shares on a pro rata basis if the offer is oversubscribed.
•The date on which a shareholder’s repurchase request is due (i.e., the Repurchase Request Deadline).
•The date that will be used to determine the Fund’s NAV applicable to the repurchase offer (the “Repurchase Pricing Date”).
•The date by which the Fund will pay to shareholders the proceeds from their shares accepted for repurchase (the “Repurchase Payment Deadline”).
•A statement that the NAV may fluctuate between the Repurchase Request Deadline and the Repurchase Pricing Date, if such dates do not coincide, and the possibility that the Fund may use an earlier Repurchase Pricing Date than the latest possible Repurchase Pricing Date under certain circumstances.
•The procedures by which shareholders may tender their shares and the right of shareholders to withdraw or modify their tenders before the Repurchase Request Deadline.
•The circumstances in which the Fund may suspend or postpone the Repurchase Offer.

This notice may be included in a shareholder report or other Fund document. The Repurchase Request Deadline will be strictly observed. If a shareholder fails to submit a repurchase request in good order by the Repurchase Request Deadline, the shareholder will be unable to liquidate shares until a subsequent repurchase offer, and will have to resubmit a request in the next repurchase offer. Shareholders may withdraw or change a repurchase request with a proper instruction submitted in good form at any point before the Repurchase Request Deadline.

Repurchase Amounts

The Board, in its sole discretion, will determine the Repurchase Offer Amount for a given Repurchase Request Deadline. It is expected that each Repurchase Offer Amount will be approximately 5–10% of the Fund’s outstanding shares, subject to applicable law and to approval of the Board. In all cases each Repurchase Offer Amount will be at least 5% and not more than 25% of the Fund’s outstanding shares, as required by Rule 23c-3 under the 1940 Act.

If shareholders tender more than the Repurchase Offer Amount for a given Repurchase Offer, the Fund may repurchase, at the sole discretion of the Board, an additional amount of shares not exceeding 2% of the Fund shares outstanding on the Repurchase Request Deadline. If Fund shareholders tender more shares than the Fund decides to repurchase, whether the Repurchase Offer Amount or the Repurchase Offer Amount plus the 2% additional shares, the Fund will repurchase the shares on a pro rata basis, rounded down to the nearest full share. The Fund may, however, accept all Fund shares tendered by shareholders who own less than one hundred shares and who tender all their shares, before accepting on a pro rata basis shares tendered by other shareholders. In addition, if a repurchase offer is oversubscribed, the Fund may offer to repurchase additional shares in an amount determined that are tendered by an estate (an “Estate Offer”). Depending upon the liquidity available in the Fund, the Fund may, in its discretion, limit the number of additional shares repurchased in this manner to no more than 0.10% of its outstanding shares. In the event Estate Offers exceed the 0.10% limit, Estate Offer repurchases will be made on a pro rata basis among Estate Offer participants. As a result, there can be no assurance that the Fund will be able to repurchase all of the shares tendered in an Estate Offer. Any person who wishes to request that the Fund repurchase their shares pursuant to the Estate Offer should instruct their authorized intermediary or investment adviser or, if they hold their shares directly through the Fund’s transfer agent, the transfer agent, to indicate to the Fund that they are eligible for such treatment. If the Fund repurchases any shares pursuant to an Estate Offer, this will not affect the number of shares that it repurchases from other shareholders in the quarterly repurchase offers.

Repurchase Price

The date on which the repurchase price for shares is determined will be no later than the 14th day after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day). The Fund will distribute payment to shareholders no later than seven (7) calendar days after such date. The Fund’s NAV per share may change materially between the date a repurchase offer is mailed and the Repurchase Request Deadline, and it may also change materially between the Repurchase Request Deadline and repurchase pricing date. The method by which the Fund calculates NAV is discussed above under “DETERMINATION OF NET ASSET VALUE.” During the period an offer to repurchase is open, shareholders may obtain the current NAV by calling the Fund’s transfer agent at (833) 877-3863.

Suspension or Postponement of Repurchase Offer

The Fund will not suspend or postpone a Repurchase Offer except if a majority of the Board, including a majority of the Board members who are not “interested persons” of the Fund, as defined in the 1940 Act (Independent Trustees), vote to do so, and only (a) if the Repurchase Offer would cause the Fund to lose its status as a regulated investment company under Subchapter M of the Code; (b) for any period during which the New York Stock Exchange or any market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which any emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund to fairly determine its NAV; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund. The Fund will send to its shareholders notice of any suspension or postponement and notice of any renewed Repurchase Offer after a suspension or postponement.

Special Considerations of Repurchases

Because there likely will not be a secondary market for shares, quarterly and any additional discretionary Repurchase Offers will provide the only source of liquidity for shareholders. If a secondary market were to develop for shares, however, the market price per share of the shares could, at times, vary from the NAV per share. A number of factors could cause these differences, including relative demand and supply of shares and the performance of the Fund. Repurchase Offers for shares at NAV would be expected to reduce any spread or gap that might develop between NAV and market price. However, there is no guarantee that these actions would cause shares to trade at a market price that equals or approximates NAV per share.

Although the Board believes that Repurchase Offers will generally benefit shareholders, the Fund’s repurchase of shares will decrease the Fund’s total assets. The Fund’s expense ratio also may increase as a result of Repurchase Offers (assuming the repurchases are not offset by the issuance of additional shares). Such Repurchase Offers also may result in less investment flexibility for the Fund depending on the number of shares repurchased and the success of the Fund’s continuous offering of shares. In addition, when the Fund borrows money for the purpose of financing the repurchase of shares in a Repurchase Offer, interest on the borrowings will reduce the Fund’s net investment income. It is the Board’s announced policy (which the Board may change) not to repurchase shares in a Repurchase Offer over the minimum amount required by the Fund’s fundamental policies regarding Repurchase Offers if the Board determines that the repurchase is not in the Fund’s best interest. Also, the size of any particular Repurchase Offer may be limited (above the minimum amount required for the Fund’s fundamental policies) for the reasons discussed above or as a result of liquidity concerns.

To complete a Repurchase Offer for the repurchase of shares, the Fund may be required to sell portfolio securities. This may cause the Fund to realize gains or losses at a time when the Adviser would otherwise not do so.

The Board will consider other means of providing liquidity for shareholders if Repurchase Offers are ineffective in enabling the Fund to repurchase the amount of shares tendered by shareholders. These actions may include an evaluation of any secondary market that may exist for shares, and a determination of whether that market provides liquidity for shareholders. If the Board determines that a secondary market (if any) has failed to provide liquidity for shareholders, the Board may consider other available options to provide liquidity. One possibility that the Board may consider is listing the shares on a major domestic stock exchange or arranging for the quotation of shares on an over-the-counter market. Alternatively, the Fund might repurchase shares periodically in open market or private transactions, provided the Fund can do so on favorable investment terms. The Board will cause the Fund to take action the Board deems necessary or appropriate to provide liquidity for the shareholders in light of the specific facts and circumstances.

The Fund’s repurchase of tendered shares is a taxable event to shareholders. The Fund will pay all costs and expenses associated with the making of any Repurchase Offer. An early withdrawal charge will be imposed on certain shares that have been accepted for repurchase pursuant to a Repurchase Offer, subject to certain waivers. In accordance with applicable rules of the SEC in effect at the time of the offer, the Fund also may make other offers to repurchase shares that it has issued.

Selling Shares in Writing

Written instructions with respect to your tender of shares in a Repurchase Offer must be completed in the manner described, and on the appropriate forms included, in the notification to shareholders of the Repurchase Offer.

Sometimes, to protect you and the Fund we will need written instructions signed by all registered owners, with a signature guarantee for each owner, if:

•you are selling more than $100,000 worth of shares;
•you want your proceeds paid to someone who is not a registered owner; or
•you want to send your proceeds somewhere other than the address of record, or preauthorized bank or brokerage firm account.

We also may require a signature guarantee when: we receive instructions from an agent, not the registered owners; you want to send your proceeds to a bank account that was added or changed on your account without a signature guarantee within the last 15 days; you want to send proceeds to your address that was changed without a signature guarantee within the last 15 days; or we believe it would protect the Fund against potential claims based on the instructions received. A signature guarantee helps protect your account against fraud. You can obtain a signature guarantee at most banks and securities dealers. A notary public CANNOT provide a signature guarantee.

Selling Recently Purchased Shares

If you sell shares recently purchased, we may delay sending you the proceeds until your check, draft or wire/electronic funds transfer has cleared, which may take seven business days.

Repurchase Proceeds

The Fund generally pays sale (redemption) proceeds in cash. Your repurchase amount will be sent within seven days after the Repurchase Pricing Date described above assuming we receive your request in proper form by the Repurchase Request Deadline.

INVOLUNTARY REPURCHASES

The Fund may, at any time, repurchase at net asset value shares held by a shareholder, or any person acquiring shares from or through a shareholder, in accordance with the Fund’s Agreement and Declaration of Trust, as amended from time to time, Section 23 of the 1940 Act, and any applicable rules thereunder.

MARKET TIMING POLICY

Excessive or short-term purchases and redemptions of Fund shares have the potential to harm the Fund and its long-term shareholders. Such frequent purchases and redemptions of Fund shares may lead to, among other things, dilution in the value of Fund shares held by long-term shareholders, interference with the efficient management of the Fund’s portfolio and increased brokerage and administrative costs.

The Fund is not designed to serve as a vehicle for frequent purchases and redemptions of Fund shares in response to short-term fluctuations in the securities markets. The advantages of market timing generally accrue from purchasing into and redeeming out of a fund in a short time period. Open-end funds, which issue shares that may be purchased and redeemed each business day, allow for the timing of such trading to a much greater extent than closed-end interval funds such as the Fund, whose shares are not redeemable and may be repurchased only in limited circumstances. Consequently, the Fund is less likely to encounter market timing for its shares than an open-end fund would be. The ability of shareholders of the Fund to engage in market timing with respect to shares of the Fund is very limited because shareholders may have their shares repurchased by the Fund only on the four days a year that are the dates of the quarterly Repurchase Request Deadlines and pricing for the repurchases may occur several days after the request deadline. These dates are selected by the Fund’s Board, which further prevents the shareholders from timing when they have their shares repurchased.

Notwithstanding the foregoing, the Fund’s Board has adopted policies and procedures that are designed to deter such excessive or short-term purchases and redemptions of Fund shares. The Fund reserves the right to take appropriate action as it deems necessary to combat excessive or short-term purchases and redemptions of Fund shares, including, but not limited to, refusing to accept purchase orders. The Fund also works with intermediaries that sell or facilitate the sale of Fund shares to identify abusive trading practices in omnibus accounts. Under no circumstances will the Fund, the Adviser or the Distributor enter into any agreements with any investor to encourage, accommodate or facilitate excessive or short-term purchases or redemptions of the Fund. The Adviser maintains processes to monitor and identify abusive or excessive short-term purchase and redemption activity in the Fund.

DIVIDENDS, DISTRIBUTIONS AND TAXES

DISTRIBUTIONS

Dividends and Distributions. The Fund has elected and intends to qualify each year as a regulated investment company under Subchapter M the Code. As a regulated investment company, the Fund generally pays no federal income tax on the income and gains it distributes to you. The Fund expects to declare and distribute all of its net investment income, if any, to shareholders as dividends on a quarterly basis. The Fund distributes net realized capital gains, if any, at least annually, usually in December. The Fund may distribute such income dividends and capital gains more frequently, if necessary, in order to reduce or eliminate federal excise or income taxes on the Fund. Distributions declared to shareholders with a record date in December – if paid to you by the end of January – are taxable for federal income tax purposes as if received in December. The amount of any distribution varies, and there is no guarantee the Fund will pay either an income dividend or a capital gains distribution. We automatically reinvest all dividends and any capital gains, unless you direct us to do otherwise.

The dividend distribution described above may result in the payment of approximately the same amount or percentage to the Fund’s shareholders each quarter. Section 19(a) of the 1940 Act and Rule 19a-1 thereunder require the Fund to provide a written statement accompanying any such payment that adequately discloses its source or sources. Thus, if the source of the dividend or other distribution were the original capital contribution of the shareholder, and the payment amounted to a return of capital, the Fund would be required to provide written disclosure to that effect. Shareholders should not confuse a return of capital distribution with “dividend yield,” “profit” or “total return.”

The Board reserves the right to change the quarterly distribution policy from time to time.

Dividend Reinvestment Policy. The Fund operates under a dividend reinvestment policy administered by U.S. Bank Global Fund Services (the “Agent”). Pursuant to that policy, the Fund’s income dividends or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, will be reinvested in the same class of shares of the Fund.

Shareholders automatically participate in the dividend reinvestment policy, unless and until an election is made to withdraw from the policy on behalf of such participating shareholder. Shareholders who do not wish to have Distributions automatically reinvested should so notify the Agent in writing at USQ Funds c/o U.S. Bank Global Fund Services, P.O. Box 219252, Kansas City, Missouri 64121-9252. Such written notice must be received by the Agent 30 days prior to the record date of the Distribution or the shareholder will receive such Distribution in shares through the dividend reinvestment policy.

Under the dividend reinvestment policy, the Fund’s Distributions to shareholders are reinvested in full and fractional shares as described below.

When the Fund declares a Distribution, the Agent, on the shareholder’s behalf, receives additional authorized shares from the Fund. Such shares are either newly issued or repurchased from shareholders by the Fund and held as treasury stock. The number of shares to be received when Distributions are reinvested is determined by dividing the amount of the Distribution by the Fund’s NAV per share.

The Agent maintains all shareholder accounts and furnishes written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records. The Agent holds shares in the account of the shareholders in non-certificated form in the name of the participant, and each shareholder’s proxy, if any, will include those shares purchased pursuant to the dividend reinvestment policy. Each participant, nevertheless, has the right to request certificates for whole and fractional shares owned. The Fund will issue certificates in its sole discretion.

In the case of shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the dividend reinvestment policy, the Agent administers the dividend reinvestment policy on the basis of the number of shares certified from time to time by the record shareholder as representing the total amount of shares registered in the shareholder’s name and held for the account of beneficial owners participating under the dividend reinvestment policy.

Neither the Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the dividend reinvestment policy, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of Distributions does not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such Distributions. See “TAX CONSIDERATIONS” below.

The Fund reserves the right to amend or terminate the dividend reinvestment policy. There is no direct service charge to participants with regard to purchases under the dividend reinvestment policy; however, the Fund reserves the right to amend the dividend reinvestment policy to include a service charge payable by the participants.

All correspondence concerning the dividend reinvestment policy should be directed to the Agent at USQ Funds c/o U.S. Bank Global Fund Services, P.O. Box 219252, Kansas City, Missouri 64121-9252. Certain transactions can be performed by calling the toll free number (833) 877-3863.

Annual Statements. Each year, you will receive an annual statement (Form 1099) of your account activity to assist you in completing your federal, state and local tax returns. The Fund makes every effort to search for reclassified income to reduce the number of corrected forms mailed to you. However, when necessary, you will receive a corrected Form 1099 to reflect reclassified information.

Avoid “Buying a Dividend.” At the time you purchase your Fund shares, the Fund’s NAV may reflect undistributed income, undistributed capital gains, or net unrealized appreciation in the value of portfolio securities held by the Fund. For taxable investors, a subsequent distribution to you of such amounts, although constituting a return of your investment, would be taxable. Buying shares in the Fund just before it declares an income dividend or capital gains distribution is sometimes known as “buying a dividend.”

TAX CONSIDERATIONS

Fund Distributions. The Fund expects, based on its investment objective and strategies, that all or a portion of its distributions may consist solely of a return of capital and not return of net profit. Shareholders should not confuse a return of capital distribution with “dividend yield,” “profit” or “total return.” Distributions may also consist of ordinary income, capital gains, or some combination of both. This is true whether you reinvest your distributions in additional Fund shares or receive them in cash.

For federal income tax purposes, Fund distributions of short-term capital gains are taxable to you as ordinary income. Fund distributions of long-term capital gains are taxable to you as long-term capital gains no matter how long you have owned your shares.

The Fund may derive “excess inclusion income” from certain equity interests in mortgage pooling vehicles either directly or through an investment in a U.S. REIT. Please see the SAI for a discussion of the risks and special tax consequences to shareholders in the event the Fund realizes excess inclusion income in excess of certain threshold amounts.

Under 2017 legislation commonly known as the Tax Cuts and Jobs Act (“TCJA”), “qualified REIT dividends” (i.e., ordinary REIT dividends other than capital gain dividends and portions of REIT dividends designated as qualified dividend income) are treated as eligible for a 20% deduction by noncorporate taxpayers. The Fund may choose to report the special character of “qualified REIT dividends” to a shareholder, provided both the Fund and a shareholder meet certain holding period requirements with respect to their shares.

Repurchase of Fund Shares. Under the Code, a repurchase of shares by the Fund pursuant to a Repurchase Offer will be treated as a sale or exchange of the shares if the repurchase (a) results in a complete termination of the shareholder’s interest in the Fund, (b) is “substantially disproportionate” with respect to the shareholder (generally meaning that after the repurchase the shareholder’s percentage interest in the Fund is less than 80% of his or her percentage interest prior to the repurchase), or (c) is “not essentially equivalent to a dividend.” If any of the three tests is met, a repurchase of shares will result in a taxable gain or loss equal to the difference between the amount realized and the shareholder’s basis in the shares repurchased. Such gain or loss will be treated as capital gain or loss if the shares are capital assets in the shareholder’s hands, and will be long-term capital gain or loss if the shares are held for more than one year and short-term capital gain or loss if the shares are held for one year or less. If none of the three tests described above is met with respect to a repurchase, then amounts received by a shareholder will be taxable as a dividend, return of capital and/or capital gain, depending on the fund’s earnings and profits and the shareholder’s basis in the tendered shares. Under such circumstances, it is also possible that non-tendering shareholders may be considered to have received a deemed distribution as a result of the fund’s purchase of tendered shares, and all or a portion of that deemed distribution may be taxable as a dividend.

Medicare Tax. A 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from the Fund and net gains from repurchases or other taxable dispositions of Fund Shares) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds a threshold amount. This Medicare tax, if applicable, is reported by you on, and paid with, your federal income tax return.

Cost Basis. The Fund is required to report to you and the IRS annually on Form 1099-B not only the gross proceeds of Fund Shares you redeem, but also the cost basis of Shares where the cost basis of the Shares is known by the Fund. Cost basis will be calculated using the Fund’s default method, unless you instruct the Fund to use a different calculation method. Shareholders should carefully review the cost basis information provided by the Fund and make any additional basis, holding period or other adjustments that are required when reporting these amounts on their federal income tax returns. If your account is held by your investment representative (financial advisor or other broker), please contact that representative with respect to reporting of cost basis and available elections for your account. Tax-advantaged retirement accounts will not be affected.

Backup Withholding. By law, if you do not provide the Fund with your proper taxpayer identification number and certain required certifications, you may be subject to backup withholding on any distributions of income, capital gains, or proceeds from the sale of your shares. The Fund also must withhold if the IRS instructs it to do so. When withholding is required, the amount will be 24% of any distributions or proceeds paid.

State and Local Taxes. Fund distributions and gains from the sale or exchange of your Fund shares generally are subject to state and local taxes.

Non-U.S. Investors. Non-U.S. investors may be subject to U.S. withholding tax at a 30% or lower treaty rate and U.S. estate tax and are subject to special U.S. tax certification requirements to avoid backup withholding and claim any treaty benefits. Exemptions from U.S. withholding tax are provided for certain capital gain dividends paid by the Fund from net long-term capital gains, if any, interest-related dividends paid by the Fund from its qualified net interest income from U.S. sources and short-term capital gain dividends, if such amounts are reported by the Fund. However, notwithstanding such exemptions from U.S. withholding at the source, any such dividends and distributions of income and capital gains will be subject to backup withholding at a rate of 24% if you fail to properly certify that you are not a U.S. person.

Other Reporting and Withholding Requirements. Under the Foreign Account Tax Compliance Act (“FATCA”), the Fund will be required to withhold a 30% tax on income dividends made by the Fund to certain foreign entities, referred to as foreign financial institutions or nonfinancial foreign entities, that fail to comply (or be deemed compliant) with extensive reporting and withholding requirements designed to inform the U.S. Department of the Treasury of U.S.-owned foreign investment accounts: After December 31, 2018, FATCA withholding also would have applied to certain capital gain distributions, return of capital distributions and the proceeds arising from the sale of Fund Shares ; however, based on proposed regulations issued by the IRS, which can be relied upon currently, such withholding is no longer required unless final regulations provide otherwise (which is not expected). The Fund may disclose the information that it receives from its shareholders to the IRS, non-U.S. taxing authorities or other parties as necessary to comply with FATCA or similar laws. Withholding also may be required if a foreign entity that is a shareholder of the Fund fails to provide the Fund with appropriate certifications or other documentation concerning its status under FATCA.

This discussion of “DIVIDENDS, DISTRIBUTIONS AND TAXES” is not intended or written to be used as tax advice. Because everyone’s tax situation is unique, you should consult your tax professional about federal, state, local or foreign tax consequences before making an investment in the Fund.

CAPITAL STRUCTURE

The Fund is an unincorporated statutory trust established under the laws of the State of Delaware upon the filing of a Certificate of Trust with the Secretary of State of Delaware on December 2, 2016. The Fund’s Declaration of Trust (the “Declaration of Trust”) provides that the Trustees of the Fund may authorize separate classes of shares of beneficial interest. The Trustees have authorized an unlimited number of shares. The Fund does not intend to hold annual meetings of its shareholders.

Set forth below is a chart describing shares outstanding as of June 30, 2025:

(1) Title of Class	(2) Amount Authorized	(3) Amount Held by Registrant or for its Account	(4) Amount Outstanding Exclusive of Amount Shown Under (3)
Class L shares	Unlimited	None	8,163.028
Class I shares	Unlimited	None	9,718,422.248

Shares

The Declaration of Trust, which has been filed with the SEC, permits the Fund to issue an unlimited number of full and fractional shares of beneficial interest, no par value. Each share of the Fund represents an equal proportionate interest in the assets of the Fund with each other share in the Fund. Holders of shares will be entitled to the payment of dividends when, as and if declared by the Board. The Fund currently intends to make dividend distributions to its shareholders after payment of Fund operating expenses including interest on outstanding borrowings, if any, no less frequently than quarterly. Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested for shareholders in additional shares of the Fund. See “DIVIDENDS, DISTRIBUTIONS AND TAXES––Distributions–– Dividend Reinvestment Policy.” The 1940 Act may limit the payment of dividends to the holders of shares. Each whole share shall be entitled to one vote as to matters on which it is entitled to vote pursuant to the terms of the Declaration of Trust on file with the SEC. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among its shareholders. The shares are not liable to further calls or to assessment by the Fund. There are no pre-emptive rights associated with the shares. The Declaration of Trust provides that the Fund’s shareholders are not liable for any liabilities of the Fund. Although shareholders of an unincorporated statutory trust established under Delaware law, in certain limited circumstances, may be held personally liable for the obligations of the Fund as though they were general partners, the provisions of the Declaration of Trust described in the foregoing sentence make the likelihood of such personal liability remote.

The Fund generally will not issue share certificates. However, upon written request to the Fund’s transfer agent, a share certificate may be issued at the Board’s discretion for any or all of the full shares credited to an investor’s account. Share certificates that have been issued to an investor may be returned at any time. The Fund’s transfer agent will maintain an account for each shareholder upon which the registration of shares are recorded, and transfers, permitted only in rare circumstances, such as death or bona fide gift, will be reflected by bookkeeping entry, without physical delivery. The Fund’s transfer agent will require that a shareholder provide requests in writing, accompanied by a valid signature guarantee form, when changing certain information in an account such as wiring instructions or telephone privileges.

COUNSEL, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND SERVICE PROVIDERS

Legal Counsel and Independent Registered Public Accounting Firm

Thompson Hine LLP, 41 S. High St. #1700, Columbus, Ohio 43215, serves as legal counsel to the Fund. Cohen & Company, Ltd., 1350 Euclid Avenue, Suite 800, Cleveland, Ohio 44115, serves as the independent registered public accounting firm for the Fund. Its services include auditing the Fund's financial statements. Cohen & Co Advisory, LLC, an affiliate of Cohen & Company, Ltd., provides tax services as requested.

Custodians, Fund Administrator, Transfer Agent, Fund Accountant and Shareholder Servicing Agents

U.S. Bank, N.A. and UMB Bank, N.A. serve as custodians for the Fund’s cash and securities. Neither U.S. Bank, N.A. nor UMB Bank, N.A. assist in, and are not responsible for, investment decisions involving assets of the Fund. U.S. Bancorp Fund Services serves as the Fund’s administrator, transfer agent and fund accountant. In addition, certain other organizations that provide recordkeeping and other shareholder services may be entitled to receive fees from the Fund for shareholder support. Such support may include, among other things, assisting investors in processing their purchase, exchange or redemption requests, or processing dividend and distribution payments. The Fund compensates U.S. Bank and U.S. Bancorp Fund Services for their services. For fund administration and fund accounting services, the Fund compensates U.S. Bancorp Fund Services at rates that are determined based on the aggregate net assets of all funds managed by the Adviser that are serviced by U.S. Bancorp Fund Services (currently only the Fund).

OTHER INFORMATION ABOUT THE FUND

Commodity Pool Operator Exclusion

The Adviser has claimed an exclusion from the definition of commodity pool operator under the Commodity Exchange Act (“CEA”) and the rules of the CFTC with respect to the Fund. The Adviser is therefore not subject to registration or regulation as a commodity pool operator under the CEA with respect to the Fund. The Fund is not intended as a vehicle for trading in the futures, commodity options or swaps markets. In addition, the Adviser is relying upon a related exclusion from the definition of commodity trading advisor under the CEA and the rules of the CFTC. The CFTC has neither reviewed nor approved the Adviser’s reliance on these exclusions, or the Fund, its investment strategies or this Prospectus.

TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

GENERAL INFORMATION ABOUT THE FUND	1
DIVERSIFICATION OF THE FUND	1
NON-FUNDAMENTAL INVESTMENT OBJECTIVE	2
ADDITIONAL INVESTMENT POLICIES AND LIMITATIONS	2
FUNDAMENTAL REPURCHASE OFFER POLICIES	3
ADDITIONAL INVESTMENT STRATEGIES AND ASSOCIATED RISKS	4
DISCLOSURE OF PORTFOLIO HOLDINGS	14
MANAGEMENT OF THE FUND	16
INVESTMENT ADVISER AND PORTFOLIO MANAGERS	23
DISTRIBUTION OF FUND SHARES	27
SHAREHOLDER SERVICING EXPENSES	27
REVENUE SHARING	28
SERVICE PROVIDERS	29
ANTI-MONEY LAUNDERING PROGRAM	30
CODES OF ETHICS	30
PROXY VOTING GUIDELINES	30
PORTFOLIO TRANSACTIONS	30
TAXES	32
PERFORMANCE INFORMATION	47
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	47
LEGAL COUNSEL	47
FINANCIAL STATEMENTS	47
APPENDIX A	A - 1

APPENDIX A

PRIVACY POLICY

As the investment adviser for USQ Core Real Estate Fund (the “Fund”), Union Square Capital Partners, LLC (the “Adviser”) invests the assets of the Fund and manages their day-to-day business. We appreciate your business and the trust you have placed in us. Our privacy philosophy reflects the value of your trust. We are committed to protecting the personal data we obtain about you. On behalf of the Fund and the Adviser (collectively, “USQ”), we make the following assurance of your privacy.

Not Using Your Personal Data for our Financial Gain
USQ has never sold shareholder information to any other party, nor have we disclosed such data to any other organization, except as permitted by law. We have no plans to do so in the future. We will notify you prior to making any change in this policy.

How We Do Use Your Personal and Financial Data
We use your information primarily to complete your investment transactions. We may also use it to communicate with you about other financial products that we offer.

The Information We Collect About You
You typically provide personal information when you complete a USQ account application or when you request a transaction that involves USQ, either directly or through a brokerage firm. This information may include your:

iName, address and phone numbers
iiSocial security or taxpayer identification number
iiiBirth date and beneficiary information (for IRA applications)
ivBasic trust document information (for trusts only)
vAccount balance
viInvestment activity

How We Protect Your Personal Information
As emphasized above, we do not sell information about current or former shareholders or their accounts to third parties. We occasionally share such information to the extent permitted by law to complete transactions at your request, or to make you aware of related financial products that we offer. Here are the details:

•To complete certain transactions or account changes that you direct, it may be necessary to provide identifying information to companies, individuals, or groups that are not affiliated with USQ. For example, if you ask to transfer assets from another financial institution to USQ, we will need to provide certain information about you to that company to complete the transaction.

•In certain instances, we may contract with non-affiliated companies to perform services for us, such as processing orders for share purchases and repurchases and distribution of shareholder letters. Where necessary, we will disclose information about you to these third parties. In all such cases, we provide the third party with only the information necessary to carry out its assigned responsibilities (in the case of shareholder letters, only your name and address) and only for that purpose. We require these third parties to treat your private information with the same high degree of confidentiality that we do.

•Finally, we will release information about you if you direct us to do so, if we are compelled by law to do so, or in other legally limited circumstances (for example, to protect your account from fraud).

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How We Safeguard Your Personal Information
We restrict access to your information to those USQ representatives who need to know the information to provide products or services to you. We maintain physical, electronic, and procedural safeguards to protect your personal information.

Purchasing Shares of the Fund through Brokerage Firms
USQ shareholders may purchase their shares through brokerage firms. Please contact those firms for their own policies with respect to privacy issues.

What You Can Do
For your protection, we recommend that you do not provide your account information, user name, or password to anyone except a USQ representative as appropriate for a transaction or to set up an account. If you become aware of any suspicious activity relating to your account, please contact us immediately.

We’ll Keep You Informed
If we change our privacy policy with regard to disclosing your confidential information, we are required by law to notify you and provide you with a revised notice. You can access our privacy policy from our website.

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Prospectus July 29, 2025

FOR MORE INFORMATION

You may obtain the following and other information on the Fund free of charge:

SAI dated July 29, 2025:
The Fund’s SAI provides more details about the Fund’s policies and management. The Fund’s SAI is incorporated by reference into this Prospectus.

Annual and Semi-Annual Report:

The annual and semi-annual reports and Form N-CSR provide additional information about the Fund’s investments, as well as the most recent financial reports and portfolio listings. The annual report contains a discussion of the market conditions and investment strategies that affected the Fund’s performance during the last fiscal year. In Form N-CSR you will find the Fund's annual and semi-annual financial statements.

To reduce the volume of mail shareholders receive, only one copy of regulatory documents such as the prospectus, shareholder reports, and other similar documents will be mailed to each household. Shareholders may contact the Fund to stop householding.

To receive any of these documents or a copy of the Fund’s prospectus free of charge or to make inquiries or request additional information about the Fund, please contact us.

By Telephone:
(833) 877-3863

By Mail:
USQ Funds
c/o U.S. Bank Global Fund Services
P.O. Box 219252
Kansas City, Missouri 64121-9252

By Internet:
https://www.usq.com

From the SEC:
You may review and obtain copies of the Fund’s information (including the SAI) on the EDGAR Database on the SEC’s Internet site at https://www.sec.gov. Copies of the information may also be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov.

All dealers that sell the Fund’s shares, whether or not participating in this offering, may be required to deliver a prospectus when acting on behalf of the Fund’s Distributor. You should rely only on the information contained in or incorporated by reference into this prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

Investment Company Act File No. 811-23219

                 USQ Core Real Estate Fund
Shares of Beneficial Interest Class I Shares (USQIX) & Class L Shares (USQSX)

Statement of Additional Information

July 29, 2025

This Statement of Additional Information (“SAI”) provides general information about the USQ Core Real Estate Fund (the “Fund”). This SAI is not a prospectus and should be read in conjunction with the Fund’s current Prospectus (the “Prospectus”) dated July 29, 2025, as further supplemented and amended from time to time. This SAI is incorporated by reference into the Prospectus. Capitalized terms used but not defined in this SAI have the meanings given to them in the Prospectus.

You should obtain and read the Prospectus and any related Prospectus supplement prior to purchasing any of the Fund’s securities. A copy of the Prospectus may be obtained without charge by calling the Fund toll-free at (833) 877-3863, or by visiting https://www.usq.com. Information on this website is not incorporated herein by reference. The Fund’s registration statement, of which the Prospectus is a part, and other filings with the SEC are also available to the public on the SEC’s Internet web site at www.sec.gov. Copies of these filings may be obtained, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

USQ Core Real Estate Fund
235 Whitehorse Lane, Suite 200 Kennett Square, PA 19348
(833) 877-3863

General Information about the Fund

The USQ Core Real Estate Fund (the “Fund”) is a continuously offered, non-diversified, closed-end management investment company, organized as a Delaware statutory trust on December 2, 2016. The Fund commenced operations on September 27, 2017. The Fund operates as an interval fund pursuant to Rule 23c-3 under the Investment Company Act of 1940 (the “1940 Act”) and, as such, offers to repurchase at least 5% and not more than 25% of its outstanding shares at their net asset value (“NAV”) as of or prior to the end of each fiscal quarter. The Fund’s principal office is located at 235 Whitehorse Lane, Suite 200, Kennett Square, PA 19348, and its telephone number is (833) 877-3863.

Union Square Capital Partners, LLC serves as the investment adviser to the Fund (“USQ” or the “Adviser”). For more information about the Adviser, see “Investment Adviser and Portfolio Managers” below.

The Fund may issue an unlimited number of shares of beneficial interest. All shares of the Fund have equal rights and privileges. Each share of the Fund is entitled to one vote on all matters that exclusively affect such class. In addition, each share of the Fund is entitled to participate, on a class-specific basis, equally with other shares (i) in dividends and distributions declared by the Fund and (ii) on liquidation to its proportionate share of the assets remaining after satisfaction of outstanding liabilities. Shares of the Fund are fully paid, non-assessable and fully transferable when issued and have no pre-emptive, conversion or exchange rights unless an exchange or conversion feature is described in the Fund’s Prospectus. Fractional shares have proportionately the same rights, including voting rights, as are provided for a full share.

The Fund offers multiple classes of shares, including Class I and Class L shares. Each share class represents an interest in the same assets of the Fund, has the same rights and is identical in all material respects except that (i) each class of shares may bear different (or no) distribution fees, shareholder servicing fees, front-end sales charges, or contingent deferred sales; (ii) each class of shares may have different shareholder features, such as minimum investment amounts; (iii) certain other class-specific expenses will be borne solely by the class to which such expenses are attributable, including transfer agent fees attributable to a specific class of shares, printing and postage expenses related to preparing and distributing materials to current shareholders of a specific class, registration fees paid by a specific class of shares, the expenses of administrative personnel and services required to support the shareholders of a specific class, litigation or other legal expenses relating to a class of shares, Trustees’ fees or expenses paid as a result of issues relating to a specific class of shares and accounting fees and expenses relating to a specific class of shares and (iv) each class has exclusive voting rights with respect to matters relating to its own distribution arrangements. The Board of Trustees (the “Board”) may classify and reclassify the shares of the Fund into additional classes of shares at a future date.

Diversification of the Fund

The Fund is classified as non-diversified under the 1940 Act. This means that, pursuant to the 1940 Act, there is no restriction as to how much the Fund may invest in the securities of any one issuer. However, to qualify for tax treatment as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”), the Fund intends to comply, as of the end of each taxable quarter, with certain diversification requirements imposed by the Code. Pursuant to these requirements, at the end of each taxable quarter, the Fund, among other things, will not have investments in the securities of any one issuer (other than U.S. government securities or securities of other regulated investment companies) of more than 25% of the value of the Fund’s total assets. In addition, with respect to 50% of the Fund’s total assets, no investment can exceed 5% of the Fund’s total assets or 10% of the outstanding voting securities of the issuer.

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As a non-diversified investment company, the Fund may be subject to greater risks than diversified investment companies because of the larger impact of fluctuation in the values of securities of fewer issuers.

Non-Fundamental Investment Objective

The Fund’s investment objective is to generate a return comprised of both current income and capital appreciation with moderate volatility and low correlation to the broader markets. The Fund’s investment objective is non- fundamental and may be changed by the Board without shareholder approval.

Additional Investment Policies and Limitations

With respect to the Fund’s investment policies and limitations, percentage limitations apply only at the time of investment. A later increase or decrease in a percentage that results from a change in value in the portfolio securities held by the Fund will not be considered a violation of such limitation, and the Fund will not necessarily have to sell a portfolio security or adjust its holdings in order to comply. For purposes of such policies and limitations, the Fund considers instruments (such as certificates of deposit and demand and time deposits) issued by a U.S. branch of a domestic bank or savings and loan having capital, surplus, and undivided profits in excess of $100,000,000 at the time of investment to be cash items.

Fundamental Policies and Limitations

The Fund has adopted and is subject to the following fundamental policies. These policies of the Fund may be changed only with the approval of the holders of a “majority of the outstanding voting securities” of the Fund, as defined by the 1940 Act. Under the 1940 Act, the authorization of a “majority of the outstanding voting securities” means the affirmative vote of the holders of the lesser of (i) 67% of the shares of the Fund represented at a meeting at which the holders of more than 50% of the Fund’s outstanding shares are represented or (ii) more than 50% of the outstanding shares of the Fund.

The Fund may not:

1.Borrow money, except as the 1940 Act, any rules or orders thereunder, or U.S. Securities and Exchange Commission(“SEC”) staff interpretation thereof, may permit. The Fund may borrow money for investment purposes, for temporary liquidity or to finance the repurchase of shares.

2.Issue senior securities, except to the extent permitted by Section 18 of the 1940 Act, any rules or orders thereunder, or SEC staff interpretation thereof.

3.Purchase securities on margin, but may sell securities short and write call options.

4.Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended (the “Securities Act”) in connection with the disposition of its portfolio securities. The Fund may invest in restricted securities (those that must be registered under the Securities Act before they may be offered or sold to the public) to the extent permitted by the 1940 Act, any rules or orders thereunder, or SEC staff interpretation thereof.

5.Invest more than 25% of the market value of its assets in the securities of companies or entities engaged in any one industry, except the real estate industry. This limitation does not apply to investment in the securities of the U.S. government, its agencies or instrumentalities, as well as to investments in investment companies that primarily invest in such securities. Under normal circumstances, the Fund invests over 25% of its total assets in the securities of companies or entities in the real estate industry.

6.Purchase or sell commodities or commodity contracts, including futures contracts, except to the extent permitted by the 1940 Act or other governing statute, by the rules thereunder, or by the SEC or other regulatory agency with authority over the Fund.

7.Make loans to others, except (a) through the purchase of debt securities in accordance with its investment objectives and policies, (b) to the extent the entry into a repurchase agreement is deemed to be a loan, and (c) by loaning portfolio securities.

Additional Fundamental Policy Regarding Real Estate Investments:

1.The Fund may invest up to 100% of its assets in real estate or interests in real estate, securities that are secured by or represent interests in real estate (e.g. mortgage loans evidenced by notes or other writings defined to be a type of security), mortgage-related securities or investing in companies engaged in the real estate business or that have a significant portion of their assets in real estate (including real estate investment trusts).

Non-Fundamental Policy

In addition to the fundamental policies and limitations described above, and the various investment policies described in the Prospectus, the Fund has adopted and is subject to the following non-fundamental policy. Any non- fundamental policy of the Fund may be changed by the Board without shareholder approval.

1.The Fund will invest at least 80% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in real estate industry securities, as defined in the Prospectus. Shareholders of the Fund will be provided with at least 60 days prior notice of any change in the Fund’s 80% policy. The notice will be provided in a separate written document containing the following, or similar, statement, in boldface type: “Important Notice Regarding Change in Investment Policy.” The statement will also appear on the envelope in which the notice is delivered, unless the notice is delivered separately from other communications to the shareholder.

Fundamental Repurchase Offer Policies

As noted in the Prospectus, the Fund has adopted and is subject to repurchase offer policies, which are fundamental and may be changed only with the approval of the holders of a “majority of the outstanding voting securities” of the Fund, as that term is defined by the 1940 Act. Under the 1940 Act, the authorization of a “majority of the outstanding voting securities” means the affirmative vote of the holders of the lesser of (i) 67% of the shares of the Fund represented at a meeting at which the holders of more than 50% of the Fund’s outstanding shares are represented or (ii) more than 50% of the outstanding shares of the Fund. The Fund’s repurchase offer policies are as follows (defined terms in the following policies, other than the “Fund,” are as defined in Rule 23c-3 as adopted, and amended from time to time, under the 1940 Act):

1.The Fund will conduct Repurchase Offers at Periodic Intervals, pursuant to Rule 23c-3 under the 1940 Act, as that Rule may be amended from time to time, and as it is interpreted by the SEC or its staff, or other regulatory
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authorities having jurisdiction or their staffs, from time to time, and in accordance with any exemptive relief granted to the Fund or generally to closed-end investment companies by the SEC or other regulatory authority having jurisdiction from time to time;

2.The Periodic Intervals will be intervals of three calendar months, or Periodic Intervals or other intervals of time in accordance with any exemptive relief granted to the Fund by the SEC or other regulatory authority having jurisdiction from time to time;

3.The Fund must receive repurchase requests submitted by shareholders in response to the Fund’s repurchase offer no less than 21 days and no more than 42 days of the date the repurchase offer is made (or the preceding business day if the New York Stock Exchange is closed on that day) (the “Repurchase Request Deadline”);

4.The maximum number of days between the Repurchase Request Deadline and the related Repurchase Pricing Date shall be 14 days, provided that, if the 14th day of such period is not a business day, the Repurchase Pricing Date shall occur on the next business day.

Additional Investment Strategies and Associated Risks

The Adviser is responsible for constructing and monitoring the portfolio strategy for the Fund. The Fund invests in securities consistent with the Fund’s investment objective(s) and strategies. The potential risks and returns of the Fund vary with the degree to which the Fund invests in a particular market segment and/or asset class.

The Fund’s investment objective and principal investment strategies, as well as the principal risks associated with the Fund’s investment strategies, are set forth in the “PRINCIPAL INVESTMENT OBJECTIVE, POLICIES AND STRATEGIES” section of the Prospectus. Certain additional investment information is set forth below. Unless otherwise noted, all of the other investment policies and strategies described in the Prospectus or hereafter are non-fundamental and may be changed without shareholder approval. No assurance can be given that any or all investment strategies, or the Fund’s investment program, will be successful. The Adviser is responsible for allocating the Fund’s assets among various securities using its investment strategies, subject to policies adopted by the Board. Additional information regarding the types of securities and financial instruments in which the Fund may invest is set forth below. The Fund is permitted to hold securities and engage in various strategies as described hereafter, but is not obligated to do so, except as otherwise noted.

Private Investment Funds

The Fund attempts to achieve its investment objectives by allocating its capital among a select group of institutional asset managers with expertise in managing portfolios of real estate and real estate related securities. Private Investment Funds typically accept investments on a quarterly basis, have quarterly repurchases, and do not have a defined termination date.

In addition to diversification across property type and geographic markets, Private Investment Funds may diversify by differing underlying economic drivers, including anticipated job growth, population growth or inflation. No specific limits have been established within the Fund’s investment guidelines for property type and geographic investments; however, many of the Private Investment Funds have NAV limitations for any one individual property held by such Funds relative to the NAV of the Private Investment Fund’s overall portfolio. While some institutional asset managers will seek diversification across property types, certain Private Investment Funds may have a more specific focus and not seek such diversification, but instead utilize an investment strategy utilizing expertise within specific or multiple property categories.

The Private Investment Funds may utilize leverage, pursuant to their operative documents, as a way to seek or enhance returns. Dependent upon the investment strategy, geographic focus and/or other economic or property specific factors, each Private Investment Fund will have differing limitations on the utilization of leverage. Such limitations are Private Investment Fund specific and may apply to an overall portfolio limitation as well as a property specific limitation.

Public Investment Funds

The Fund may invest in securities of other investment companies, including mutual funds, closed-end funds and ETFs. The Fund will indirectly bear its proportionate share of any management fees and other expenses paid by investment companies in which it invests, in addition to the management fees (and other expenses) paid by the Fund.

Generally, under the 1940 Act, the Fund may not acquire shares of another investment company (including ETFs) if, immediately after such acquisition, (i) the Fund would hold more than 3% of the other investment company’s total outstanding shares, (ii) if the Fund’s investment in securities of the other investment company would be more than 5% of the value of the total assets of the Fund, or (iii) if more than 10% of the Fund’s total assets would be invested in investment companies. In accordance with Section 12(d)(1)(F) of the 1940 Act, the Fund may invest in underlying funds in excess of the 5% and 10% limits described above as long as the Fund (and all of is affiliated persons, including the Adviser) do not acquire more than 3% of the total outstanding stock of such underlying fund. If the Fund seeks to redeem shares of an underlying fund purchased in reliance on Section 12(d)(1)(F), the underlying fund is not obligated to redeem an amount exceeding 1% of the underlying fund’s outstanding shares during a period of less than 30 days.

The Fund and any “affiliated persons,” as defined by the 1940 Act, may purchase in the aggregate only up to 3% of the total outstanding securities of any investment company. Accordingly, when affiliated persons hold shares of any investment company, the Fund’s ability to invest fully in shares of that fund is restricted, and the Adviser must then, in some instances, select alternative investments that would not have been its first preference. The 1940 Act also provides that an investment company whose shares are purchased by the Fund will be obligated to redeem shares held by the Fund only in an amount up to 1% of the investment company’s outstanding securities during any period of less than 30 days. Shares held by the Fund in excess of 1% of an investment company’s outstanding securities therefore, will be considered not readily marketable securities.

In addition, Rule 12d1-4 under the 1940 Act allows a fund to acquire shares of an underlying fund in excess of the limits described above. Fund of funds arrangements relying on Rule 12d1-4 are subject to several conditions, certain of which are specific to the Fund’s position in the arrangement (i.e., as an acquiring or acquired fund). Notable conditions include those relating to: (i) control and voting that prohibit an acquiring fund, its investment adviser (or a subadviser) and their respective affiliates from beneficially owning more than 25% of the outstanding voting securities of an unaffiliated acquired fund; (ii) certain required findings relating to complexity, fees and undue influence (among other things); (iii) fund of funds investment agreements; and (iv) general limitations on an acquired fund’s investments in other investment companies and private funds to no more than 10% of the acquired fund’s assets, except in certain circumstances. To the extent the Fund is an acquired fund in reliance on Rule 12d1-4, the limitations placed on acquired funds under Rule 12d1-4 may limit or restrict the Fund’s ability to acquire certain investments.

The 1940 Act provides that the Fund may not: (1) purchase more than 3% of an investment company’s outstanding shares; (2) invest more than 5% of its assets in any single such investment company (the “5% Limit”), and (3) invest more than 10% of its assets in investment companies overall (the “10% Limit”), unless: (i) the underlying investment company and/or the Fund has received an order for exemptive relief from such limitations from the SEC; and (ii) the underlying investment company and the Fund take appropriate steps to comply with any conditions in such order.
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ETFs are investment companies issuing shares which are traded like traditional equity securities on a national stock exchange. Much like an index mutual fund, an ETF represents a portfolio of securities, which is often designed to track a particular market segment or index. An investment in an ETF, like one in any investment company, carries the same risks as those of its underlying securities. An ETF may fail to accurately track the returns of the market segment or index that it is designed to track, and the price of an ETF’s shares may fluctuate or decline. In addition, because ETF shares, unlike those of other investment companies, are traded on an exchange, ETFs are subject to the following risks: (i) the market price of the ETF’s shares may trade at a premium or discount to the ETF’s NAV; (ii) an active trading market for an ETF may not develop or be maintained; and (iii) there is no assurance that the requirements of the exchange necessary to maintain the listing of the ETF will continue to be met or remain unchanged. In the event substantial market or other disruptions affecting ETFs should occur in the future, the liquidity and value of the Fund’s shares could also be substantially and adversely affected.

Mortgage-Backed Securities

Mortgage-backed securities, represent an ownership interest in a pool of mortgage loans, usually originated by mortgage bankers, commercial banks, savings and loan associations, savings banks and credit unions to finance purchases of homes, commercial buildings or other real estate. The individual mortgage loans are packaged or “pooled” together for sale to investors. These mortgage loans may have either fixed or adjustable interest rates. A guarantee or other form of credit support may be attached to a mortgage-backed security to protect against default on obligations.

As the underlying mortgage loans are paid off, investors receive principal and interest payments, which “pass- through” when received from individual borrowers, net of any fees owed to the administrator, guarantor or other service providers. Some mortgage-backed securities make payments of both principal and interest at a range of specified intervals; others make semiannual interest payments at a predetermined rate and repay principal at maturity (like a typical bond).

Mortgage-backed securities are based on different types of mortgages, including those on commercial real estate or residential properties. The primary issuers or guarantors of mortgage-backed securities have historically been the Government National Mortgage Association (GNMA, or “Ginnie Mae”), the Federal National Mortgage Association (FNMA, or “Fannie Mae”) and the Federal Home Loan Mortgage Corporation (FHLMC, or “Freddie Mac”). Other issuers of mortgage-backed securities include commercial banks and other private lenders.

Ginnie Mae is a wholly-owned U.S. government corporation within the Department of Housing and Urban Development. Ginnie Mae guarantees the principal and interest on securities issued by institutions approved by Ginnie Mae (such as savings and loan institutions, commercial banks and mortgage bankers). Ginnie Mae also guarantees the principal and interest on securities backed by pools of mortgages insured by the Federal Housing Administration (the “FHA”), or guaranteed by the Department of Veterans Affairs (the “VA”). Ginnie Mae’s guarantees are backed by the full faith and credit of the U.S. government. Guarantees as to the timely payment of principal and interest do not extend to the value or yield of mortgage-backed securities nor do they extend to the value of the Fund’s shares which will fluctuate daily with market conditions.

Fannie Mae is a government-sponsored corporation, but its common stock is owned by private stockholders. Fannie Mae purchases conventional (i.e., not insured or guaranteed by any government agency) residential mortgages from a list of approved seller/servicers which include state and federally chartered savings and loan associations, mutual savings banks, commercial banks and credit unions and mortgage bankers. Pass-through securities issued by Fannie
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Mae are guaranteed as to timely payment of principal and interest by Fannie Mae, but are not backed by the full faith and credit of the U.S. government.

Freddie Mac was created by Congress in 1970 for the purpose of increasing the availability of mortgage credit for residential housing. It is a government-sponsored corporation formerly owned by the twelve Federal Home Loan Banks but now its common stock is owned entirely by private stockholders. Freddie Mac issues Participation Certificates (PCs), which are pass-through securities, each representing an undivided interest in a pool of residential mortgages. Freddie Mac guarantees the timely payment of interest and ultimate collection of principal, but PCs are not backed by the full faith and credit of the U.S. government.

Although the mortgage-backed securities of Fannie Mae and Freddie Mac are not backed by the full faith and credit of the U.S. government, the Secretary of the Treasury has the authority to support Fannie Mae and Freddie Mac by purchasing limited amounts of their respective obligations. The yields on these mortgage-backed securities have historically exceeded the yields on other types of U.S. government securities with comparable maturities due largely to their prepayment risk. The U.S. government, in the past, provided financial support to Fannie Mae and Freddie Mac, but the U.S. government has no legal obligation to do so, and no assurance can be given that the U.S. government will continue to do so.

On September 6, 2008, the Federal Housing Finance Agency (“FHFA”) placed Fannie Mae and Freddie Mac into conservatorship. As the conservator, FHFA succeeded to all rights, titles, powers and privileges of Fannie Mae and Freddie Mac and of any stockholder, officer or director of Fannie Mae and Freddie Mac. FHFA selected a new chief executive officer and chairman of the board of directors for each of Fannie Mae and Freddie Mac. Also, the U.S. Treasury entered into a Senior Preferred Stock Purchase Agreement (“SPA”) with each of Fannie Mae and Freddie Mac imposing various covenants that severely limit each enterprise’s operations.

Fannie Mae and Freddie Mac continue to operate as going concerns while in conservatorship and each remains liable for all of its obligations, including its guaranty obligations associated with its mortgage-backed securities. The FHFA has the power to repudiate any contract entered into by Fannie Mae and Freddie Mac prior to FHFA’s appointment as conservator or receiver, including the guaranty obligations of Fannie Mae and Freddie Mac. Accordingly, securities issued by Fannie Mae and Freddie Mac will involve a risk of non-payment of principal and interest.

The FHFA has indicated that the conservatorship of each enterprise will end when the director of the FHFA determines that the FHFA’s plan to restore the enterprise to a safe and solvent condition has been completed. In 2019, the FHFA announced plans to consider taking Fannie Mae and Freddie Mac out of conservatorship; however, it is not clear whether such an initiative will progress under the current administration. Should Fannie Mae and Freddie Mac be taken out of conservatorship, it is unclear whether the U.S. Treasury would continue to enforce its rights or perform its obligations under the SPAs. It also is unclear how the capital structure of Fannie Mae and Freddie Mac would be constructed post-conservatorship, and what effects, if any, the privatization of Fannie Mae and Freddie Mac will have on their creditworthiness and guarantees of certain mortgage-backed securities. Accordingly, should the FHFA take Fannie Mae and Freddie Mac out of conservatorship, there could be an adverse impact on the value of their securities which could cause the Fund’s investments to lose value.

Since March 13, 2020, there have been a number of government initiatives applicable to federally backed mortgage loans in response to the economic impacts of COVID-19, including foreclosure and eviction moratoria, mortgage forbearances and loan modifications for borrowers and renters experiencing financial hardship due to COVID-19.

It is difficult to predict how government initiatives relating to COVID-19 may affect the federally backed mortgage market, the U.S. mortgage market as a whole and the price of securities relating to the mortgage markets. Effective
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July 1, 2023, Freddie Mac, in conjunction with Fannie Mae and under the direction of FHFA, will implement a new payment deferral policy allowing eligible borrowers recovering from short-term hardship to defer up to six months of delinquent mortgage payments. This policy is separate from COVID-19 and Disaster Payment Deferral policies. It is not possible to predict with certainty the extent to which these or similar initiatives in the future may adversely impact the value of the Fund’s investments (direct or indirect, through Private Investment Funds) in securities issued by Fannie Mae or Freddie Mac and in investments in securities in the U.S. mortgage industry as a whole.

Issuers of private mortgage-backed securities, such as commercial banks, savings and loan institutions, private mortgage insurance companies, mortgage bankers and other secondary market issuers, are not U.S. government agencies and may be both the originators of the underlying mortgage loans as well as the guarantors of the mortgage-backed securities, or they may partner with a government entity by issuing mortgage loans guaranteed or sponsored by the U.S. government or a U.S. government agency or sponsored enterprise. Pools of mortgage loans created by private issuers generally offer a higher rate of interest than government and government-related pools because there are no direct or indirect government or government agency guarantees of payment. The risk of loss due to default on private mortgage-backed securities is historically higher because neither the U.S. government nor an agency or instrumentality have guaranteed them. Timely payment of interest and principal is, however, generally supported by various forms of insurance or guarantees, including individual loan, title, pool and hazard insurance. Government entities, private insurance companies or the private mortgage poolers issue the insurance and guarantees. The insurance and guarantees and the creditworthiness of their issuers will be considered when determining whether a mortgage-backed security meets the Fund’s quality standards. The Fund may buy mortgage-backed securities without insurance or guarantees if, through an examination of the loan experience and practices of the poolers, the Adviser determines that the securities meet the Fund’s quality standards. Private mortgage-backed securities whose underlying assets are neither U.S. government securities nor U.S. government-insured mortgages, to the extent that real properties securing such assets may be located in the same geographical region, may also be subject to a greater risk of default than other comparable securities in the event of adverse economic, political or business developments that may affect such region and, ultimately, the ability of property owners to make payments of principal and interest on the underlying mortgages. Non-government mortgage-backed securities are generally subject to greater price volatility than those issued, guaranteed or sponsored by government entities because of the greater risk of default in adverse market conditions. Where a guarantee is provided by a private guarantor, the Fund is subject to the credit risk of such guarantor, especially when the guarantor doubles as the originator.

Mortgage-backed securities that are issued or guaranteed by the U.S. government, its agencies or instrumentalities, are not subject to the Fund’s industry concentration restrictions, set forth under “Fundamental Investment Policies,” by virtue of the exclusion from that test available to securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities. In the case of privately issued mortgage-backed securities, the Fund categorizes the securities by the issuer’s industry for purposes of the Fund’s industry concentration restrictions.

Mortgage securities may include interests in pools of (i) reperforming loans, meaning that the mortgage loans are current, including because of loan modifications, but had been delinquent in the past and (ii) non-performing loans, meaning that the mortgage loans are not current. Such mortgage securities present increased risks of default, including non-payment of principal and interest.

In addition to the special risks described below, mortgage securities are subject to many of the same risks as other types of debt securities. The market value of mortgage securities, like other debt securities, will generally vary inversely with changes in market interest rates, declining when interest rates rise and rising when interest rates decline. Mortgage securities differ from conventional debt securities in that most mortgage securities are pass- through securities. This means that they typically provide investors with periodic payments (typically monthly) consisting of a pro rata share of both regular interest and principal payments, as well as unscheduled early
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prepayments, on the underlying mortgage pool (net of any fees paid to the issuer or guarantor of such securities and any applicable loan servicing fees). As a result, the holder of the mortgage securities (i.e., the Fund) receives scheduled payments of principal and interest and may receive unscheduled principal payments representing prepayments on the underlying mortgages. The rate of prepayments on the underlying mortgages generally increases as interest rates decline, and when the Fund reinvests the payments and any unscheduled payments of principal it receives, it may receive a rate of interest that is lower than the rate on the existing mortgage securities. For this reason, pass-through mortgage securities may have less potential for capital appreciation as interest rates decline and may be less effective than other types of U.S. government or other debt securities as a means of “locking in” long- term interest rates. In general, fixed rate mortgage securities have greater exposure to this “prepayment risk” than variable rate securities.

An unexpected rise in interest rates could extend the average life of a mortgage security because of a lower than expected level of prepayments or higher than expected amounts of late payments or defaults. In addition, to the extent mortgage securities are purchased at a premium, mortgage foreclosures and unscheduled principal prepayments may result in some loss of the holder’s principal investment to the extent of the premium paid. On the other hand, if mortgage securities are purchased at a discount, both a scheduled payment of principal and an unscheduled payment of principal will increase current and total returns and will accelerate the recognition of income that, when distributed to shareholders, will generally be taxable as ordinary income. Regulatory, policy or tax changes may also adversely affect the mortgage securities market as a whole or particular segments of such market, including if one or more government sponsored entities, such as Fannie Mae or Freddie Mac, are privatized or their conservatorship is terminated.

The existence of a guarantee or other form of credit support on a mortgage security usually increases the price that the Fund pays or receives for the security. There is always the risk that the guarantor will default on its obligations. When the guarantor is the U.S. government, there is minimal risk of guarantor default. However, the risk remains if the credit support or guarantee is provided by a private party or a U.S. government agency or sponsored enterprise. Even if the guarantor meets its obligations, there can be no assurance that the type of guarantee or credit support provided will be effective at reducing losses or delays to investors, given the nature of the default. A guarantee only assures timely payment of interest and principal, not a particular rate of return on the Fund’s investment or protection against prepayment or other risks. The market price and yield of the mortgage security at any given time are not guaranteed and likely to fluctuate.

The Fund’s investments in mortgage securities may cause the Fund to have significant, indirect exposure to a given market sector. If the underlying mortgages are predominantly from borrowers in a given market sector, the mortgage securities may respond to market conditions just as a direct investment in that sector would. As a result, the Fund may experience greater exposure to that specific market sector than it would if the underlying mortgages came from a wider variety of borrowers. Greater exposure to a particular market sector may result in greater volatility of the security’s price and returns to the Fund, as well as greater potential for losses in the absence or failure of a guarantee to protect against widespread defaults or late payments by the borrowers on the underlying mortgages.

Similar risks may result from an investment in mortgage securities if the underlying real properties are located in the same geographical region or dependent upon the same industries or sectors. Such mortgage securities will experience greater risk of default or late payment than other comparable but diversified securities in the event of adverse economic, political or business developments because of the widespread affect an adverse event will have on borrowers’ ability to make payments on the underlying mortgages.

The Fund may invest in the residual or equity tranches of mortgage-related securities, which may be referred to as subordinate mortgage-backed securities and interest-only mortgage-backed securities. Subordinate mortgage-backed
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securities are paid interest only to the extent that there are funds available to make payments. To the extent the collateral pool includes a large percentage of delinquent loans, there is a risk that interest payment on subordinate mortgage-backed securities will not be fully paid. There are multiple tranches of mortgage-backed securities, offering investors various maturity and credit risk characteristics. Tranches are categorized as senior, mezzanine, and subordinated/equity or “first loss,” according to their degree of risk. The most senior tranche of a mortgage- backed security has the greatest collateralization and pays the lowest interest rate. If there are defaults or the collateral otherwise underperforms, scheduled payments to senior tranches take precedence over those of mezzanine tranches, and scheduled payments to mezzanine tranches take precedence over those to subordinated/equity tranches. Lower tranches represent lower degrees of credit quality and pay higher interest rates intended to compensate for the attendant risks. The return on the lower tranches is especially sensitive to the rate of defaults in the collateral pool. The lowest tranche (i.e., the “equity” or “residual” tranche) specifically receives the residual interest payments (i.e., money that is left over after the higher tranches have been paid and expenses of the issuing entities have been paid) rather than a fixed interest rate. The Fund expects that investments in subordinate mortgage- backed securities will be subject to risks arising from delinquencies and foreclosures, thereby exposing its investment portfolio to potential losses. Subordinate securities of mortgage-backed securities are also subject to greater credit risk than those mortgage-backed securities that are more highly rated.

Money Market Instruments

The Fund may invest, for defensive or diversification purposes or otherwise, some or all of its assets in high quality fixed-income securities, money market instruments, and money market mutual funds, or hold cash or cash equivalents in such amounts as the Adviser deems appropriate under the circumstances. Pending allocation of the offering proceeds of this offering and thereafter, from time to time, the Fund also may invest in these instruments and other investment vehicles. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less, and may include U.S. government securities, commercial paper, certificates of deposit and bankers’ acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation (the “FDIC”), and repurchase agreements.

Special Investment Techniques

The Fund may use a variety of special investment instruments and techniques to hedge against various risks or other factors and variables that may affect the values of the Fund’s portfolio securities. The Fund may employ different techniques over time, as new instruments and techniques are introduced or as a result of regulatory developments. Some special investment techniques the Fund may use may be considered speculative and involve a high degree of risk, even when used for hedging purposes. A hedging transaction may not perform as anticipated, and the Fund may suffer losses as a result of its hedging activities.

Commodity Pool Operator Exclusion. The Adviser has claimed an exclusion from the definition of commodity pool operator under the Commodity Exchange Act ("CEA") and the rules of the Commodities Futures Trading Commission ("CFTC") with respect to the Fund. The Adviser is therefore not subject to registration or regulation as a commodity pool operator under the CEA with respect to the Fund. The Fund is not intended as a vehicle for trading in the futures, commodity options or swaps markets. In addition, the Adviser is relying upon a related exclusion from the definition of commodity trading advisor under the CEA and the rules of the CFTC.

The terms of the commodity pool operator exclusion requires the Fund, among other things, to adhere to certain limits on its investments in “commodity interests.” Commodity interests include commodity futures, commodity options and swaps, which in turn include non-deliverable forwards. The Fund is not intended as a vehicle for trading in the commodity futures, commodity options or swaps markets. The CFTC has neither reviewed nor approved the Adviser’s reliance on these exclusions, or the Fund, its investment strategies or Prospectus, or this SAI.
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Generally, the exclusion from commodity pool operator regulation on which the Adviser relies requires the Fund to meet one of the following tests for its commodity interest positions, other than positions entered into for bona fide hedging purposes (as defined in the rules of the CFTC): either (1) the aggregate initial margin and premiums required to establish the Fund’s positions in commodity interests may not exceed 5% of the liquidation value of the Fund’s portfolio (after taking into account unrealized profits and unrealized losses on any such positions); or (2) the aggregate net notional value of the Fund’s commodity interest positions, determined at the time the most recent such position was established, may not exceed the liquidation value of the Fund’s portfolio (after taking into account unrealized profits and unrealized losses on any such positions). In addition to meeting one of these trading limitations, the Fund may not market itself as a commodity pool or otherwise as a vehicles for trading in the commodity futures, commodity options or swaps markets. If, in the future, the Fund can no longer satisfy these requirements, the Adviser would withdraw its notice claiming an exclusion from the definition of a commodity pool operator, and the Adviser would be subject to registration and regulation as a commodity pool operator with respect to that Fund, in accordance with CFTC rules that apply to commodity pool operators of registered investment companies. Generally, these rules allow for substituted compliance with CFTC disclosure and shareholder reporting requirements, based on the Adviser’s compliance with comparable SEC requirements. However, as a result of CFTC regulation with respect to the Fund, the Fund may incur additional compliance and other expenses.

When-Issued, Delayed Delivery and Forward Commitment Securities

To reduce the risk of changes in securities prices and interest rates, the Fund may purchase securities on a forward commitment, when-issued or delayed delivery basis. This means that delivery and payment occur a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable with respect to such purchases are determined when the Fund enters into the commitment, but the Fund does not make payment until it receives delivery from the counterparty. The Fund may, if it is deemed advisable, sell the securities after it commits to a purchase but before delivery and settlement takes place.

Securities purchased on a forward commitment, when-issued or delayed delivery basis are subject to changes in value based upon the public’s perception of the creditworthiness of the issuer and changes (either real or anticipated) in the level of interest rates. Purchasing securities on a when-issued or delayed delivery basis can present the risk that the yield available in the market when the delivery takes place may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment, when-issued or delayed delivery basis when the Fund is fully, or almost fully invested, results in a form of leverage and may cause greater fluctuation in the value of the net assets of the Fund. In addition, there is a risk that securities purchased on a when-issued or delayed delivery basis may not be delivered, and that the purchaser of securities sold by the Fund on a forward basis will not honor its purchase obligation. In such cases, the Fund may incur a loss.

Contingent Convertible Securities

The Fund may invest in contingent convertible securities (“CoCos”). CoCos are a form of hybrid debt security that are intended to either convert into equity or have their principal written down upon the occurrence of certain “triggers.” The triggers generally are linked to regulatory capital thresholds or regulatory actions calling into question the issuing banking institution’s continued viability as a going concern. CoCos’ unique equity conversion or principal write-down features are tailored to the issuing banking institution and its regulatory requirements. Some additional risks associated with CoCos include, but are not limited to:

Loss absorption risk. CoCos have fully discretionary coupons. This means coupons can potentially be cancelled at the banking institution’s discretion or at the request of the relevant regulatory authority in order to help the bank absorb losses.
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Mandatory conversions. CoCos may provide for mandatory conversion into common stock of the issuer following a conversion event (i.e., a “trigger”). In such an event, each holder will be subordinated due to their conversion from being the holder of a debt instrument to being the holder of an equity instrument. Since the common stock of the issuer may not pay a dividend, investors in these instruments could experience a reduced income rate, potentially to zero; and conversion would deepen the subordination of the investor, hence worsening standing in a bankruptcy. In addition, some such instruments have a set stock conversion rate that would cause a reduction in value of the security if the price of the stock is below the conversion price on the conversion date. CoCos may be considered to be high-yield securities (commonly referred to as. “junk” bonds) and, to the extent a CoCo held by the Fund were to undergo a write down, the Fund may lose some or all of its original investment in the CoCo. Performance of a CoCo issuer may, in general, be correlated with the performance of other CoCo issuers. As a result, negative information regarding one CoCo issuer may cause a decline in value of other CoCo issuers.

Subordinated instruments. CoCos, in the majority of circumstances, will be issued in the form of subordinated debt instruments in order to provide the appropriate regulatory capital treatment prior to a conversion. Accordingly, in the event of liquidation, dissolution or winding-up of an issuer prior to a conversion having occurred, the rights and claims of the holders of the CoCos, such as the Fund, against the issuer in respect of or arising under the terms of the CoCos generally shall rank junior to the claims of all holders of unsubordinated obligations of the issuer. Subordinate securities such as CoCos are more likely to experience credit loss than non-subordinate securities of the same issuer, even if the CoCos do not convert to equity securities. Any losses incurred by subordinate securities, such as CoCos, are likely to be proportionately greater than non-subordinate securities and any recovery of principal and interest of subordinate securities may take more time. As a result, any perceived decline in creditworthiness of a CoCo issuer is likely to have a greater impact on the CoCo, as a subordinate security.

Market value will fluctuate based on unpredictable factors. The value of CoCos is unpredictable and will be influenced by many factors including, without limitation: (i) the creditworthiness of the issuer and/or fluctuations in such issuer’s applicable capital ratios; (ii) supply and demand for the CoCos; (iii) general market conditions and available liquidity; and (iv) economic, financial and political events that affect the issuer, its particular market or the financial markets in general. The market value of convertible securities tends to decline as interest rates increase and, conversely, tends to increase as interest rates decline. In addition, because of the conversion feature, the market value of convertible securities tends to vary with fluctuations in the market value of the underlying common stock.

Non-Diversified Status

Because the Fund is “non-diversified” under the 1940 Act, it is subject only to certain federal tax diversification requirements. Under federal tax laws, the Fund may, with respect to 50% of its total assets, invest up to 25% of its total assets in the securities of any issuer. With respect to the remaining 50% of the Fund’s total assets, (i) the Fund may not invest more than 5% of its total assets in the securities of any one issuer, and (ii) the Fund may not acquire more than 10% of the outstanding voting securities of any one issuer. These tests apply at the end of each quarter of the taxable year and are subject to certain conditions and limitations under the Code. These tests do not apply to investments in U.S. government securities and regulated investment companies.

Temporary Investments

Under normal circumstances, the Fund may have money received from the purchase of Fund shares, or money received on the sale of its portfolio securities for which suitable investments consistent with such Fund’s investment objective(s) are not immediately available. Under these circumstances, the Fund may have such monies invested in cash or cash equivalents in order to earn income on this portion of its assets. Cash equivalents include money market mutual funds, as well as investments such as U.S. government obligations, repurchase agreements, bank obligations,
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commercial paper and corporate bonds with remaining maturities of thirteen months or less. The Fund may also have a portion of its assets invested in cash equivalents in order to meet anticipated redemption requests or if other suitable securities are unavailable. In addition, the Fund may reduce its holdings in equity and other securities and may invest in cash and cash equivalents for temporary defensive purposes, during periods in which the Adviser believes changes in economic, financial or political conditions make it advisable.

Bank obligations include bankers’ acceptances, negotiable certificates of deposit and non-negotiable time deposits, including U.S. dollar-denominated instruments issued or supported by the credit of U.S. or foreign banks or savings institutions. Although the Fund may invest in money market obligations of foreign banks or foreign branches of
U.S. banks only where the Adviser determines the instrument to present minimal credit risks, such investments may nevertheless entail risks that are different from those of investments in domestic obligations of U.S. banks due to differences in political, regulatory and economic systems and conditions. All investments in bank obligations are limited to the obligations of financial institutions having more than $1 billion in total assets at the time of purchase, and investments by the Fund in the obligations of foreign banks and foreign branches of U.S. banks will not exceed 10% of such Fund’s total assets at the time of purchase. The Fund may also make interest-bearing savings deposits in commercial and savings banks in amounts not in excess of 10% of its net assets.

Investments by the Fund in commercial paper will consist of issues rated at the time of investment as A-1 and/or P-1 by S&P®, Moody’s or a similar rating by another NRSRO. In addition, the Fund may acquire unrated commercial paper and corporate bonds that are determined by the Adviser at the time of purchase to be of comparable quality to rated instruments that may be acquired by such Fund, as previously described.

Cyber Security Risks
As technology becomes more integrated into the Fund’s operations, and as all financial services firms continue to face increased security threats, the Fund will face greater operational risks through breaches in cyber security. A breach in cyber security refers to both intentional and unintentional events that may cause the Fund to lose proprietary information, suffer data corruption, or lose operational capacity. This in turn could cause the Fund to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures, and/or financial loss. Cyber security threats may result from unauthorized access to the Fund’s digital information systems (e.g., through “hacking” or malicious software coding), but may also result from outside attacks such as denial-of-service attacks (i.e., efforts to make network services unavailable to intended users). In addition, because the Fund works closely with third-party service providers (e.g., administrator, transfer agent and custodian), cyber security breaches at such third-party service providers may subject the Fund to many of the same risks associated with direct cyber security breaches. The same is true for cyber security breaches at any of the issuers in which the Fund may invest. While the Fund has established risk management systems designed to reduce the risks associated with cyber security, there can be no assurance that such measures will succeed.

Disclosure of Portfolio Holdings

The Board has adopted a policy and procedures relating to the disclosure of the Fund’s portfolio holdings information (the “Policy”). Generally, the Policy restricts the disclosure of portfolio holdings data to certain persons or entities, under certain conditions. In all cases, the Fund’s Chief Compliance Officer (or designee) is responsible for authorizing the disclosure of the Fund’s portfolio holdings, and for monitoring that the Fund does not accept compensation or consideration of any sort in return for the preferential release of portfolio holdings information. Any such disclosure is made only if consistent with the general anti-fraud provisions of the federal securities laws and the Adviser’s fiduciary duties to its clients, including the Fund.

The Fund’s Chief Compliance Officer is responsible for monitoring the disclosure of portfolio holdings information and ensuring that any such disclosures are made in accordance with the Policy. The Board has, through the adoption
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of the Policy, delegated the monitoring of the disclosure of portfolio holdings information to the Adviser’s compliance staff. The Fund’s Chief Compliance Officer reviews the Policy for operational effectiveness and proposes revisions as needed, to the Board, in order to ensure that the disclosures are in the best interest of the shareholders and to address any conflicts between the shareholders of the Fund and those of the Adviser or any other affiliate of the Fund.

In accordance with the Policy, the Fund will disclose its portfolio holdings periodically, to the extent required by applicable federal securities laws. These disclosures include the filing of a complete schedule of the Fund’s portfolio holdings with the SEC semi-annually on Form N-CSR and following the Fund’s first and third fiscal quarters, on Form N-PORT. These filings are available to the public through the EDGAR Database on the SEC’s Internet website at: https://www.sec.gov. The Fund also may post its portfolio holdings on its website at https://www.usq.com, approximately 15 days after the end of the month. The Fund’s Chief Compliance Officer (or designee) will conduct periodic reviews of compliance with the procedures established by the Policy.

The Policy also provides that the Fund’s portfolio holdings information may be released to selected third parties only when the Fund has a legitimate business purpose for doing so and the recipients are subject to a duty of confidentiality (including appropriate related limitations on trading), either through the nature of their relationship with the Fund or through a confidentiality agreement.

Under the Policy, the Fund also may share its portfolio holdings information with certain primary service providers that have a legitimate business need for such information, including, but not limited to, the Fund’s custodian, administrator, distributor, proxy voting service providers, mailing service providers, financial printers, consultants, legal counsel and independent registered public accounting firm, as well as Morningstar, Inc., Broadridge Financial Solutions, Inc. (formerly, Lipper, Inc.), and other ratings agencies. The Fund’s service arrangements with each of these entities include a duty of confidentiality (including appropriate limitations on trading) regarding portfolio holdings data by each service provider and its employees, either by law or by contract.

Management of the Fund

Board of Trustees

The management and affairs of the Fund are supervised by the Board. The Board currently consists of three individuals, all of whom are not “interested persons” of the Fund, as that term is defined in the 1940 Act (the “Independent Trustees”). The Board establishes policies for the operation of the Fund and appoints the officers who conduct the daily business of the Fund. The current Trustees and officers of the Fund and their years of birth are listed below with their addresses, present positions with the Fund, term of office with the Fund and length of time served, principal occupations over at least the last five years and other directorships/trusteeships held.

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Name, Year of Birth and Address	Position with the Fund	Term of Office and Length of Time Served	Principal Occupations During the Past Five Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorship/ Trusteeship Positions held by Trustee During the Past 5 Years
Independent Trustees
Gregory Fairchild (1963) 235 Whitehorse Lane Suite 200 Kennett Square, PA 19348	Trustee	Indefinite; Since 2017	Dr. Fairchild is a Professor at the University of Virginia, Darden GSBA (2001 to present). Dean and CEO, UVA | Northern Virginia (July 2021 to present).	2	None
Havilah Mann, CPA (1975) 235 Whitehorse Lane Suite 200 Kennett Square, PA 19348	Trustee	Indefinite; Since 2017	Ms. Mann is a Certified Public Accountant, Fractional Chief Financial Officer and Business Development Advisor of HSM Resources (accounting infrastructure and internal control consulting services).	2	None
Edward P. Mooney Jr. (1970) 235 Whitehorse Lane Suite 200 Kennett Square, PA 19348	Trustee	Indefinite; Since 2020	Mr. Mooney is Chief Operating Officer of Saint Francis de Sales Seminary (January 2023 to present) and is a private investor and a Limited Partner of Golden Angels Investors LLC (since March 2018). Previously, Mr. Mooney was a Managing Director with Artisan Partners Limited Partnership (investment management) until his retirement in 2014.	2	Board of Directors, Christian Brothers Investment Services (2016 to present) and Board of Managers, Ocean Square Asset Management (2017 to 2018).

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Name, Year of Birth and Address	Position with the Fund	Term of Office and Length of Time Served	Principal Occupations During the Past Five Years
Officers Who Are Not Trustees
G. Keith Downing * (1972) 235 Whitehorse Lane Suite 200 Kennett Square, PA 19348	Treasurer and Principal Financial Officer	Indefinite; Since 2017	Mr. Downing is Chief Operating Officer of the Adviser since its inception.
Thomas E. Miller, CFA * (1983) 235 Whitehorse Lane Suite 200 Kennett Square, PA 19348	President and Principal Executive Officer	Indefinite; President and Chief Executive Officer since 2021; Chief Investment Officer since 2017	Dr. Miller is Chief Executive Officer of the Adviser since 2021. Dr. Miller is Chief Investment Officer of the Adviser since inception. From 2017 to 2021, Dr. Miller served as Vice President of the Fund.
Michael D. Achterberg * (1963) 235 Whitehorse Lane Suite 200 Kennett Square, PA 19348	Secretary	Indefinite; Since Dec. 2022
Senior Portfolio Manager, Union Square Capital Partners, LLC, Aug. 2022 to present. President, PREDEX Capital Management, LLC, June 2018 to July 2022; Chief Operating Officer, PREDEX Capital Management, LLC, March 2013 to May 2018.

Mary K. Ziegler * (1972) 235 Whitehorse Lane Suite 200 Kennett Square, PA 19348	Chief Compliance Officer, AML Compliance Officer	Indefinite; Since 2018
Ms. Ziegler is Chief Legal and Compliance Officer of the Adviser since February 2018. She also serves as General Counsel of Chatham Financial Corp., an affiliate of the Adviser, since May 2020. From November 2019 to May 2020, Ms. Ziegler served as the Global Head of Compliance for Chatham Financial Corp., and from July 2019 to November 2019 she also served as Interim Chief Compliance Officer.

* Each Officer of the Fund serves at the pleasure of the Board.

Leadership Structure, Qualifications and Responsibilities of the Board of Trustees

The Trustees have the authority to take all actions necessary in connection with their oversight of the business affairs of the Fund, including, among other things, approving the investment objective, policies and procedures for the Fund. The Fund enters into agreements with various entities to manage the day-to-day operations of the Fund, including the Adviser, administrator, transfer agent, distributor and custodian. The Trustees are responsible for approving the agreements between these service providers and the Fund and exercising general service provider oversight.

Leadership Structure and the Board of Trustees. The Board is currently composed of three Independent Trustees. The Board has designated Dr. Gregory Fairchild as the Lead Independent Trustee. The Lead Independent Trustee also acts as a liaison between meetings with the Fund’s officers, other Trustees, the Adviser, other service providers and counsel to the Independent Trustees, as needed. The Lead Independent Trustee may also perform such other functions as may be requested by the Board from time to time. The Board’s leadership structure also promotes the participation of the other Independent Trustees. The Board has determined that its leadership and committee structure is appropriate because it provides a structure for the Board to work effectively with management and service providers and facilitates the exercise of the Board’s independent judgment. In addition, the committee structure provides for: (1) effective oversight of audit and financial reporting responsibilities through the Audit Committee, (2) an effective forum for considering governance and other matters through the Nominating and Governance Committee, and (3) the ability to meet independently with independent counsel and outside the presence of management on governance and related issues. Except for any duties specified in the Fund’s Declaration of Trust or By-laws, the designation, Lead
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Independent Trustee or Chairperson of a Committee does not impose on such Trustee any duties, obligations or liability that is greater than the duties, obligations or liability imposed on such person as a member of the Board generally. The leadership structure of the Board may be changed, at any time and in the discretion of the Board, including in response to changes in circumstances or the characteristics of the Fund.

Oversight of Risk. The Board oversees risk as part of its general oversight of the Fund. The Fund is subject to a number of risks, including investment, compliance, financial, operational and valuation risks. The Fund’s officers, the Adviser and other Fund service providers perform risk management as part of the day-to-day operations of the Fund. The Board recognizes that it is not possible to identify all risks that may affect the Fund, and that it is not possible to develop processes or controls to eliminate all risks and their possible effects. Risk oversight is addressed as part of various Board and Committee activities, including the following: (1) at quarterly Board meetings, and on an ad hoc basis as needed, receiving and reviewing reports from Fund officers, including the Adviser’s Chief Compliance Officer (“CCO”), related to Fund performance, liquidity, risk exposures, compliance and operations; (2) quarterly meetings by the Independent Trustees in executive session with the Adviser’s CCO; (3) periodic meetings with investment personnel to review investment strategies, techniques and the processes used to manage risks; (4) reviewing and approving, as applicable, the compliance policies and procedures of the Fund and the Adviser; and (5) at quarterly Board meetings, and on an ad hoc basis as needed, receiving and reviewing reports from Fund officers and the independent registered public accounting firm on financial, liquidity, valuation and operational matters. The Board may, at any time and in its discretion, change the manner in which it conducts its risk oversight role.

The Board has two standing committees, as described below:

Audit Committee. The Audit Committee is responsible for advising the full Board with respect to the oversight of accounting, auditing and financial matters affecting the Fund. In performing its oversight function the Audit Committee has, among other things, specific power and responsibility to: (1) oversee the Fund’s accounting and financial reporting policies and practices, internal control over the Fund’s financial reporting and, as appropriate, the internal control over financial reporting of service providers; (2) to oversee the quality and objectivity of the Fund’s financial statements and the independent audit thereof; (3) to approve, prior to appointment by the Board, the engagement of the Fund’s independent registered public accounting firm and, in connection therewith, to review and evaluate the qualifications, independence and performance of the Fund’s independent registered public accounting firm; and (4) to act as a liaison between the Fund’s independent auditors and the Board. The Audit Committee meets as often as necessary or appropriate to discharge its functions and will meet at least once annually. The Audit Committee is comprised of all of the Independent Trustees. Ms. Havilah Mann is the Chairperson of the Audit Committee. During the fiscal year ended March 31, 2025, the Audit Committee met two times.

Nominating and Governance Committee. The Nominating and Governance Committee is responsible for: (1) seeking and reviewing candidates for consideration as nominees to serve as Trustees, as is considered necessary from time to time; (2) making recommendations to the Board regarding the composition of the Board and its committees; (3) coordinating the process to assess Board effectiveness; and (4) developing and implementing governance policies. The Nominating and Governance Committee is comprised of all of the Independent Trustees. Dr. Gregory Fairchild is the Chairperson of the Nominating and Governance Committee. Shareholders who wish to recommend a nominee should send nominations to the Chief Operating Officer of the Fund, including biographical information and qualifications of the proposed nominee. The Nominating and Governance Committee may request additional information deemed reasonably necessary for the Committee to evaluate such nominee. The Nominating and Governance Committee meets as often as necessary or appropriate to discharge its functions, and reports its actions and recommendations to the Board on a regular basis. During the fiscal year ended March 31, 2025, the Nominating and Governance Committee met one time.

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Trustees’ Qualifications and Experience. The governing documents for the Fund do not set forth any specific qualifications to serve as a Trustee. The charter of the Nominating and Governance Committee also does not set forth any specific qualifications. Among the attributes and skills common to all Trustees are the ability to review, evaluate and discuss information and proposals provided to them regarding the Fund, the ability to interact effectively with the Adviser and other service providers, and the ability to exercise independent business judgment. Each Trustee’s ability to perform his or her duties effectively has been attained through: (1) the individual’s business and professional experience and accomplishments; (2) the individual’s experience working with the other Trustees and management; (3) the individual’s prior experience serving in senior executive positions and/or on the boards of other companies and organizations; and (4) the individual’s educational background, professional training, and/or other experiences. Generally, no one factor was decisive in determining that an individual should serve as a Trustee. Set forth below is a brief description of the specific experience of each Trustee. As noted above, a majority of the Board are Independent Trustees. Additional details regarding the background of each Trustee is included in the chart earlier in this section.

Gregory Fairchild, PhD. Dr. Fairchild has served as Trustee of the Fund since its inception. Dr. Fairchild is the Isidore Horween Research Professor of Business Administration at the University of Virginia’s Darden School of Business; Associate Dean for Washington, D.C. Area Initiatives and Academic Director of Public Policy and Entrepreneurship, Darden School of Business; and Dean and CEO of UVA | Northern Virginia. Dr. Fairchild currently serves as an academic director for Darden’s Institute for Business in Society (IBiS). Since 2001, he has taught strategic management, entrepreneurship and ethics in Darden’s MBA and Executive Education programs. In 2017, Fairchild was appointed to the Community Advisory Board of the US Treasury and was appointed by Governor McAuliffe to the Virginia Economic Development Partnership, the Commonwealth's economic development authority (reappointed by Governor Northam). Dr. Fairchild has served as a director to various for-profit and non-profit boards including the University of Virginia Physician’s Group, Virginia Community Capital, Socratic Solutions, Inc., and Resilience Education. In addition, Dr. Fairchild served on the Virginia Retirement Service (VRS), the Commonwealth’s public pension fund. Dr. Fairchild has also served as a consultant to various corporations, nonprofits and governmental agencies. In 2020, he received the UVA Faculty Public Service Award for his long-term efforts in the community.

Havilah Mann. Ms. Mann has served as Trustee of the Fund since its inception. Ms. Mann is the founder of HSM Resources, a Fractional CFO/Business Development Adviser that provides evolving organizations with accounting infrastructure, internal control review and implementation, financial management, strategic planning and forecasting, audit design and execution, and board of director presentation and reporting. Ms. Mann has an in-depth understanding of board governance and the role of the audit committee based on her years of service as a director and advisor to various for-profit and non-profit boards including the SS Columbia Project, Wellness in the Schools, Wonder & Wisdom, and the Greensboro Association. Ms. Mann has a B.A. in Accounting and Finance from the University of Denver and a Master of Accountancy, Accounting and Business/Management from the University of Denver, Daniels College of Business.

Edward P. Mooney Jr. Mr. Mooney has served as Trustee of the Fund since December 2020. Mr. Mooney has served as the Chief Operating Officer of Saint Francis de Sales Seminary since January 2023. Mr. Mooney is also a private investor and consultant to investment managers with than more than 25 years of industry experience. In addition, Mr. Mooney currently serves on the Board of Directors of Christian Brothers Investment Services and is a Limited Partner of Golden Angels Investors. From July 2017 to December 2018, Mr. Mooney served on the Board of Managers of Ocean Square Asset Management. Mr. Mooney retired from Artisan Partners Limited Partnership in 2014, where he had served as Managing Director since 1999. While at Artisan Partners, Mr. Mooney led several of the marketing, sales and client service groups for the firm. Mr. Mooney holds Bachelor and Master of Science degrees from Villanova University.

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Compensation

Effective January 1, 2023, each Independent Trustee receives an annual retainer fee of $27,500 per calendar year. The Audit Committee Chairperson receives an annual retainer fee of $7,500 per calendar year. In addition, each Independent Trustee shall receive compensation of $2,500 for each meeting attended in person and $500 for each meeting attended telephonically. These fees are shared among the Fund Complex. The Board has adopted a policy requiring that each Independent Trustee must invest at least $10,000 per year in the Fund Complex until such time as the amounts contributed by an Independent Trustee equals $40,000 (i.e., an amount approximately equal to one year of an Independent Trustee’s regular compensation from the Fund Complex, including an annual retainer and fees for four in-person meetings).

The Compensation Table below sets forth the total compensation paid to the Trustees of the Fund for the fiscal year March 31, 2025, before reimbursement of expenses. The Interested Trustee will receive no compensation from the Fund for his services as a Trustee. The Fund reimburses the Adviser an allocated amount for the compensation and related expenses of service provided by the Fund’s CCO. No other officers of the Fund received compensation from the Fund during the fiscal year ended March 31, 2025. The aggregate amount of all such reimbursements are determined by the Trustees. No other compensation or retirement benefits are received by any Trustee or officer from the Fund.

NAME OF TRUSTEE/OFFICER	AGGREGATE COMPENSATION FROM THE FUND	PENSION RETIREMENT BENEFITS ACCRUED AS PART OF TRUST EXPENSES	ESTIMATED ANNUAL BENEFITS UPON RETIREMENT	TOTAL COMPENSATION FROM THE FUND
Trustees
Gregory Fairchild	$32,813	None	None	$32,813
Havilah Mann	$39,375	None	None	$39,375
Edward P. Mooney Jr.	$32,813	None	None	$32,813
Chief Compliance Officer
Mary K. Ziegler(1)	$78,000	None	None	$78,000

(1)Ms. Ziegler, the Fund’s CCO, is an employee of the Adviser. The Fund reimburses the Adviser for a portion of Ms. Ziegler’s salary allocated to her duties as the Fund’s CCO.

Board Interest in the Fund

Key
A.	$1-$10,000
B.	$10,001-$50,000
C.	$50,001-$100,000
D.	over $100,000
Dollar Range of Equity Securities Beneficially Owned in the Fund as of December 31, 2024(1)

	Gregory Fairchild, Independent Trustee	Havilah Mann, Independent Trustee	Edward P. Mooney Jr., Independent Trustee
Dollar Range of Equity Securities in the Fund	D	C	D
Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies	D	C	D
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(1)Beneficial ownership is determined in accordance with Rule 16a-1(a)(2) under the Securities Exchange Act of 1934, as amended. Values are determined by net asset value per shares.

Principal Holders, Control Persons and Management Ownership

A principal shareholder is any person who owns of record or beneficially 5% or more of any class of outstanding shares of the Fund. A control person is one who beneficially owns, directly or through controlled companies more than 25% of the voting securities of a company or acknowledges the existence of control. A controlling shareholder’s vote could have a more significant effect on matters presented to shareholders for approval than the vote of other Fund shareholders. In addition, a large repurchase of shares held by a controlling shareholder could significantly reduce the asset size of the Fund, which may adversely affect the Fund’s investment flexibility and expense ratio. To the best knowledge of the Fund, as of June 30, 2025, no other persons or entity owned beneficially 5% or more (or beneficially owned more than 25%) of the outstanding shares of any class of the Fund, except as shown in the table below. As of June 30, 2025, the percentage ownership of any person or entity owning 5% or more of the outstanding shares of any class of the Fund was as follows:

Class I Shares

Name and Address	% Ownership	Parent Company	Jurisdiction	Type of Ownership(1)
National Financial Services LLC 499 Washington Blvd, Floor 4 Jersey City, NJ 07310-2010	49.24%	Fidelity Global Brokerage Group. Inc.	DE	Record
Charles Schwab & Company, Inc. Special Custody A/C FBO Customers 211 Main Street San Francisco, CA 94105-1901	17.93%	The Charles Schwab Corporation	DE	Record
CFC Investments Corp 235 White Horse Lane Kennett Square, PA 19348-2497	8.06%	Chatham Financial Corp (2)	Delaware	Beneficial
Pershing LLC 1 Pershing Plaza Jersey City, NJ 07399-0002	6.67%	N/A	N/A	Record
Class L Shares

Name and Address	% Ownership	Parent Company	Jurisdiction	Type of Ownership(1)
CFC Investments Corp 235 White Horse Lane Kennett Square, PA 19348-2497	67%	Chatham Financial Corp (2)	Delaware	Beneficial
Pershing LLC 1 Pershing Plaza Jersey City, NJ 07399-0002	29.57%	N/A	N/A	Record
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(1)“Record” ownership means the shareholder of record, or the exact name of the shareholder on the account, i.e. “ABC Brokerage, Inc.” “Beneficial” ownership refers to the actual pecuniary, or financial, interest in the security, i.e. “Jane Doe Shareholder.”
(2)Chatham Financial Corp. is the sole member of USQ Holding Company, LLC, which in turn is the sole member of the Adviser.
As of June 30, 2025, the officers and trustees of the Fund, as a group, owned less than 1% of the Fund’s outstanding shares.

Investment Adviser and Portfolio Managers

Investment Adviser
Union Square Capital Partners, LLC serves as the investment adviser to the Fund (“USQ” or the “Adviser”). The Fund’s principal office is located at 235 Whitehorse Lane, Suite 200, Kennett Square, PA 19348, and its telephone number is (484) 731-3101. The Adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser is a Delaware limited liability company formed in October 2016, for the purpose of advising the Fund. The Adviser is wholly owned by its sole member, USQ Holding Company, LLC, a Delaware limited liability company. USQ Holding Company, LLC is wholly owned by its sole member, Chatham Financial Corp. (“Chatham”), a Pennsylvania corporation.

Under the general supervision of the Board, the Adviser carries out the investment and reinvestment of the net assets of the Fund and determines which securities should be purchased, sold or exchanged. In addition, the Adviser supervises and provides oversight of the Fund’s service providers. The Adviser furnishes to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser compensates all Adviser personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund has agreed to pay the Adviser as compensation under the Investment Advisory Agreement a monthly advisory fee computed at the annual rate of 0.65% (as a percentage of daily net assets) on assets up to $500 million; 0.50% on assets of $500 million and more but less than $1 billion; 0.40% on assets of $1 billion and more but less than $5 billion; and 0.30% on assets of $5 billion and more. The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection.

The Adviser has contractually agreed to waive its advisory fees and/or assume expenses otherwise payable by the Fund to the extent necessary to ensure that Total Annual Fund Operating Expenses (excluding taxes, interest, trading costs, acquired fund fees and expenses, distribution fees, and shareholder servicing expenses) do not exceed 0.85% of average daily net assets (the “Expense Limitation Agreement”). The Expense Limitation Agreement will continue indefinitely until revised or terminated by mutual agreement by the Fund and the Adviser, with the consent of the Board. Under the Expense Limitation Agreement, the Adviser may request and receive reimbursement from the Fund for advisory fees waived or other expenses reimbursed by the Adviser pursuant to the Expense Limitation Agreement at a date not to exceed three years from the month in which the corresponding waiver or reimbursement to the Fund was made. However, no reimbursement may be made unless the total annual expense ratio of the class making such reimbursement is no higher than the amount of the expense limitation that was in place at the time the Adviser waived the fees or reimbursed the expenses and does not cause the expense ratio to exceed the current expense limitation. For the fiscal periods ended March 31, the Fund paid the following amounts in advisory fees:

	2025	2024	2023
Advisory Fees Accrued	$1,227,648	$1,142,329	$1,388,279
Advisory Fees Waived	$(315,837)	$(388,718)	$(336,001)
Total Advisory Fees Paid to Adviser	$911,811	$753,611	$1,052,278

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The Investment Advisory Agreement provides that the Adviser shall not be protected against any liability to the Fund or its shareholders by reason of willful misfeasance, bad faith or gross negligence on its part in the performance of its duties, or for the reckless disregard of its obligations or duties thereunder.

Description of Potential Conflicts of Interest

Actual or apparent conflicts of interest may arise when a portfolio manager has day-to-day management responsibilities with respect to more than one fund or other account. The Adviser and the portfolio managers may have conflicts of interest in allocating their time and activity between the Fund and Other Accounts, in allocating investments among the Fund and Other Accounts and in effecting transactions between the Fund and Other Accounts, including ones in which the Adviser or the portfolio managers may have a greater financial interest. Additionally, the Adviser or its affiliates may give advice or take action with respect to such Other Accounts that differs from the advice given with respect to the Fund. However, the Adviser has policies in place requiring that it not favor one client over another and will treat all clients, including the Fund, in a fair and equitable manner under the circumstances.

The Adviser will attempt to allocate investment opportunities in a manner which is in the best interests of all of the entities involved, but there can be no assurance that an investment opportunity which comes to the attention of the Adviser will not be allocated to an entity other than the Fund, with the Fund being unable to participate in such investment opportunity or participating only on a limited basis. In addition, there may be circumstances under which the Adviser will consider participation by other entities in investment opportunities in which the Adviser does not intend to invest, or intends to invest only on a limited basis, on behalf of the Fund. The Adviser’s policy is to evaluate for the Fund and the Other Accounts a variety of factors which may be relevant in determining whether a particular situation or strategy is appropriate and feasible for the Fund or a particular Other Account at a particular time, including the nature of the investment opportunity taken in the context of the other investment or regulatory limitations on the Fund or particular entity and the transaction costs involved. Because these considerations may differ for the Fund and Other Accounts in the context of any particular investment opportunity, investment activities of the Fund and Other Accounts may differ considerably from time to time.

The Adviser has adopted certain compliance procedures which are designed to prevent and address these types of conflicts. However, there is no guarantee that such procedures will detect each and every situation in which a conflict arises.

In addition, the following potential conflicts of interest have been identified as a result of the Adviser’s relationship with its affiliates:
•Chatham and its affiliates provide services to private equity real estate funds, some of which have funds that are included in the NCREIF Open-End Diversified Core Equity Fund Index (NFI-ODCE) in which the Fund invests, and to publicly traded real estate investment firms that issue securities which can be bought or sold by the Fund and potentially by other advised/managed funds and accounts.
•In the course of providing services, Chatham obtains non-public information about its clients that could be material to the management of the Fund and may not be able to, or may determine not to, share that information with the portfolio managers, even though it might be beneficial information for the Fund. This information may include actual knowledge regarding the particular investments and transactions of other funds and accounts, as well as proprietary investment, trading and other market research, analytical and technical models, and new investment techniques, strategies and opportunities.
•Through its services, Chatham provides certain valuation services for investments held by certain underlying funds in which the Fund invests or may invest, which could have a direct impact on the trading prices of those underlying funds.
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The Adviser has taken the following steps to address the potential conflicts of interest noted above with respect to its relationship with Chatham:

•The Adviser and Chatham have established physical separation, as well as data segregation and separation to create a barrier to prevent the Adviser’s access to material non-public information, including with respect to valuations.
•The Adviser’s employees’ emails are contained on a separate server from Chatham’s. All Adviser emails are subject to review by the Adviser’s CCO.
•No Chatham team member is permitted to serve on the Adviser’s Investment Committee.
•Chatham employees who are members of Chatham’s valuation team are prohibited from investing in securities of the Fund.
•The Adviser has established policies and procedures to address these potential conflicts of interest, including training employees regarding the importance of maintaining separation between the Adviser and Chatham.
•Adviser employees are instructed on escalation procedures for reporting potential conflicts of interest to the Adviser’s CCO who determines if further action is necessary, including disclosure and reporting to the Fund’s Independent Trustees.

Regulatory restrictions applicable to the Adviser or its affiliates may limit the Fund’s investment activities in various ways. For example, regulations regarding certain industries and markets, such as those in emerging or international markets, and certain transactions, such as those involving certain futures and derivatives, may impose a cap on the aggregate amount of investments that may be made by affiliated investors, including accounts managed by the same affiliated manager, in the aggregate or in individual issuers. At certain times, the Adviser or its affiliates also may be restricted in the securities that can be bought or sold for the Fund and other advised/managed funds and accounts because of the investment banking, lending or other relationships that the Adviser or its affiliates have with the issuers of securities. In addition, the internal policies and procedures of the Adviser or its affiliates covering these types of regulatory restrictions and addressing similar issues also may at times restrict the Fund’s investment activities.

The Adviser or a portfolio manager may also face other potential conflicts of interest in managing the Fund, and the description above is not a complete description of every conflict of interest that could be deemed to exist.

Portfolio Manager Compensation

The portfolio managers receive their compensation from the Adviser in the form of salary, bonus, retirement plan benefits, and restricted stock. Each portfolio manager’s bonus is variable and generally is based on (1) an evaluation of the portfolio manager’s ability to remain compliant with investment management guidelines and regulatory requirements, and (2) the results of a peer and/or management review of the portfolio manager, which takes into account skills and attributes such as team participation, investment process, communication and professionalism. In evaluating investment performance, the Adviser generally considers the performance of mutual funds and other accounts managed by the portfolio manager, if any, relative to the benchmarks and peer groups.

The size of the overall bonus pool each year is determined by the Adviser and depends on, among other factors, the levels of compensation generally in the investment management industry (based on market compensation data) and the Adviser’s profitability for the year, which is largely determined by assets under management. Part of the bonus is based on a qualitative assessment of an individual’s contribution to the management of the fund in addition to compliance with investment guidelines and regulatory mandates.
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Portfolio Managers

Thomas E. Miller, CFA and Michael D. Achterberg, CAIA are responsible for managing the Fund’s portfolio. The following table shows the dollar range of Fund shares owned by the portfolio managers as of March 31, 2025, measured at net asset value per share.

Key
A.	$1-$10,000
B.	$10,001-$50,000
C.	$50,001-$100,000
D.	$100,001 - $500,000
E.	$500,001 - $1,000,000
F.	Over $1,000,000

Name of Portfolio Manager	Dollar Range of Fund Shares Owned
Thomas E. Miller	D
Michael D. Achterberg	D

As of March 31, 2025, the co-portfolio managers were not responsible for the management of other accounts except the Fund.

Adviser’s Investment Committee
The Adviser has established an investment committee responsible for: setting overall investment policies and strategies of USQ; reviewing the private investment funds being considered for investment by USQ’s clients, including the Fund; monitoring allocation targets for the investment portfolio of the Fund among the private investment funds, public investment funds and other entities in which the Fund intends to invest; evaluating the investment performance and generally overseeing the activities of the co-portfolio managers. The members of the investment committee include both portfolio managers, whose biographical information is presented above.

Distribution of Fund Shares

Distributor

Quasar Distributors, LLC (“Quasar” or the “Distributor”), 190 Middle Street, Suite 301, Portland, ME 04101, acts as the distributor for shares of the Fund on a best efforts basis pursuant to a Distribution Agreement (the “Distribution Agreement”) between the Fund, the Adviser and the Distributor. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use its best efforts to sell the shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market maker in Fund shares. The Distributor is a registered broker-dealer and member of the Financial Industry Regulatory Authority, Inc. Shares of the Fund are offered for purchase in a continuous offering at their NAV per share next determined after an order is accepted.

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Distribution Plan

The Fund, with respect to its Class L shares, is authorized under a distribution plan (the “Plan”) to pay to the Distributor a Distribution Fee for certain activities relating to the distribution of shares to investors and maintenance of shareholder accounts. These activities include marketing and other activities to support the distribution of the Class L shares. The Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b- 1 as a condition of an exemptive order under the 1940 Act which permits it to have asset based distribution fees. Under the Plan, the Fund may pay the Distributor a Distribution Fee at an annual rate of 0.25% of average daily net assets attributable to Class L shares. This Distribution Fee can be used to pay commissions and broker fees. Because the Distribution Fee is paid out of Class L’s assets on an ongoing basis, the Distribution Fee will increase the cost of your investment over time and may cost you more than paying other types of sales charges.

Rule 12b-1 requires that (i) the Board receive and review, at least quarterly, reports concerning the nature and qualification of expenses which are made; (ii) the Board, including a majority of the Independent Trustees, approve all agreements implementing the Plan; and (iii) the Plan be continued from year-to-year only if the Board, including a majority of the Independent Trustees, concludes at least annually that continuation of the Plan is likely to benefit shareholders.

During the fiscal year ended March 31, 2025, Class L shares of the Fund paid $0 in fees pursuant to the Plan.

Shareholder Servicing Expenses

Class I and Class L shares of the Fund are subject to fees pursuant to a “Shareholder Services Plan” adopted by the Board. These fees, which are in addition to Rule 12b-1 fees as described above, may be paid by the Fund to broker- dealers or other financial intermediaries who provide administrative support services to beneficial shareholders on behalf of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Adviser may reasonably request. Under the Shareholder Services Plan, the Fund may incur expenses on an annual basis equal up to a maximum of 0.25% of its average net assets attributable to Class I shares, and may incur expenses on an annual basis equal up to a maximum of 0.25% of its average net assets attributable to Class L shares. However, many intermediaries do not charge the maximum permitted fee or even a portion thereof. For the current fiscal year, the shareholder servicing fee for Class I and Class L shares is expected to be 0.11% and 0.06%, respectively.

Because these fees are paid out of a Fund’s assets on an ongoing basis, these fees will increase the cost of your investment in such share class over time and may cost you more than paying other types of fees.

During the fiscal year ended March 31, 2025, the Class I and Class L Shares of the Fund paid $215,634 and $107, respectively, in shareholder services fees.

Revenue Sharing

The Adviser makes payments for marketing, promotional or related services provided by broker-dealers and other financial intermediaries that sell shares of the Fund or which include the Fund as an investment option for their respective customers. These payments are often referred to as “revenue sharing payments.” The existence or level of
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such payments may be based on factors that include, without limitation, differing levels or types of services provided by the broker-dealer or other financial intermediary, the expected level of assets or sales of shares, the inclusion of the Fund on a recommended or preferred list and/or access to an intermediary’s personnel and other factors. Revenue sharing payments are paid from the Adviser’s own legitimate profits and other of its own resources (not from the Fund’s) and are in addition to any Rule 12b-1 payments or shareholder servicing fees that are paid to broker-dealers and other financial intermediaries. Because revenue sharing payments are paid by the Adviser, and not from the Fund’s assets, the amount of any revenue sharing payments is determined by the Adviser.

The financial intermediaries that receive additional compensation (as described above and in the Prospectus), from the Adviser’s own resources, include the following (the information set forth below is considered complete as of the date of this SAI, and as supplemented; however, agreements may be entered into, terminated, or amended, from time to time, without notice or change to the SAI):

Pershing LLC (“Pershing”)
Pursuant to a written agreement, Pershing is paid a fee based on an annual rate of 0.15% of the daily market value of the number of Fund shares held for customers. The Fund pays for the service components, to the extent permitted by the Fund’s Shareholder Services Plan. The Adviser may pay out of its own resources for any overages.

Fidelity Brokerage Services LLC (“Fidelity Brokerage”) and National Financial Services LLC (“National Financial”)
Pursuant to a written agreement, Fidelity Brokerage and National Financial receive a monthly fee based on an annual rate of 0.20% of the daily market value of the number of Fund shares held in accounts at Fidelity Brokerage and National Financial. The Fund pays for the service components, to the extent permitted by the Fund’s Shareholder Services Plan. The Adviser may pay out of its own resources for any overages.

TD Ameritrade, Inc. (“TD”)
Pursuant to a written agreement, TD receives a monthly fee based on an annual rate of 0.10% of the daily market value of the number of Fund shares held in accounts at TD and $12 per client account position of each NSCC Level III account. The Fund pays for the service components, to the extent permitted by the Fund’s Shareholder Services Plan. The Adviser may pay out of its own resources for any overages.

Charles Schwab & Co, Inc. (“Schwab”)
Pursuant to a written agreement, Schwab receives a monthly fee based on an annual rate of 0.15% of the daily market value of the number of Fund shares held in accounts at Schwab. The Fund pays for the service components, to the extent permitted by the Fund’s Shareholder Services Plan. The Adviser may pay out of its own resources for any overages.

Wells Fargo Clearing Services, LLC (“Wells Fargo”)
Pursuant to a written agreement, Wells Fargo is paid $12 per year for each client account position that is an NSCC Level 3 account, and $6 per year for each NSCC Level 4 account. The Fund pays for the service components, to the extent permitted by the Fund’s Shareholder Services Plan. The Adviser may pay out of its own resources for any overages.

SEI Private Trust Company (“SEI”)
Pursuant to a written agreement, SEI receives a monthly fee based on an annual rate of 0.15% of the daily market value of the number of Fund shares held in accounts at SEI. The Fund pays for the service components, to the extent permitted by the Fund’s Shareholder Services Plan. The Adviser may pay out of its own resources for any overages.

LPL Financial LLC (“LPL”)
Pursuant to a written agreement, LPL receives a monthly fee based on an annual rate of 0.10% to 0.15% of the daily market value of the number of Fund shares held in accounts at LPL. The Fund pays for the service components, to the extent permitted by the Fund’s Shareholder Services Plan. The Adviser may pay out of its own resources for any overages.

MSCS Financial Services Division of Broadridge Business Process Outsourcing, LLC (“Matrix”)
Pursuant to a written agreement, Matrix receives a monthly fee based on an annual rate of 0.10% of the daily market value of the number of Fund shares held in accounts at Matrix. The Fund pays for the service components, to the extent permitted by the Fund’s Shareholder Services Plan. The Adviser may pay out of its own resources for any overages.

J.P. Morgan Securities LLC (“JPM”)
Pursuant to a written agreement, JPM receives a monthly fee based on an annual rate of 0.15% of the daily market value of the number of Fund shares held in accounts at JPM. The Fund pays for the service components, to the extent permitted by the Fund’s Shareholder Services Plan. The Adviser may pay out of its own resources for any overages.

Service Providers

The Fund entered into a number of agreements whereby certain parties provide various services to the Fund.

U.S. Bancorp Fund Services, LLC, doing business as U.S. Bank Global Fund Services (“Fund Services”), provides accounting and administrative services and shareholder servicing to the Fund as transfer agent and dividend disbursing agent. Fund Services’ address is 615 E. Michigan Avenue, Milwaukee, Wisconsin 53202. The services provided under the Transfer Agent Servicing Agreement include processing purchase and tender transactions; establishing and maintaining shareholder accounts and records; disbursing dividends declared by the Fund; day-to-day administration of matters related to the existence of the Fund under state law (other than rendering investment advice); maintenance of its records; preparation, mailing and filing of reports; and assistance in monitoring the total number of shares sold in each state for “Blue Sky” purposes.

Pursuant to the Fund Administration Servicing Agreement and the Fund Accounting Servicing Agreement, each between Fund Services and the Fund, Fund Services also performs certain administrative, accounting and tax reporting functions for the Fund, including preparing and filing federal and state tax returns, preparing and filing securities registration compliance filings with various states, compiling data for and preparing notices to the SEC, assistance in the preparation of the Fund’s registration statement under federal and state securities laws, preparing financial statements for the Annual and Semi-Annual Reports to the SEC and current investors, monitoring the Fund’s expense accruals, and calculating the weekly NAV for the Fund from time to time, monitoring the Fund’s compliance with its investment objective and restrictions.

For the fiscal periods ended March 31, the Fund paid the following in fees under the Administration Servicing Agreement:

2025	2024	2023
$158,083	$188,935	$211,538

U.S. Bank, N.A., is a custodian of the assets of the Fund pursuant to a custody agreement between it and the Fund (“Custody Agreement”). U.S. Bank, N.A., is compensated for its services to the Fund by fees paid on a per transaction basis, and the Fund also pays certain of U.S. Bank, N.A.’s related out-of-pocket expenses. U.S. Bank,

N.A.’s address is 1555 North Rivercenter Drive, Milwaukee, Wisconsin 53212. UMB Bank, N.A. with principal offices at 1010 Grand Boulevard, Kansas City, Missouri 64106 also serves as a custodian for securities of the Fund’s portfolio. UMB Bank, N.A. is compensated for its services to the Fund by fees paid on an assets held, services provided, and per transaction basis, and the Fund also pays certain of UMB Bank, N.A.’s related out-of-pocket expenses.

Anti-Money Laundering Program

The Fund has established an Anti-Money Laundering Compliance Program (the “AML Program”), as required by the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (“USA PATRIOT Act”). In order to ensure compliance with this law, the Fund’s Program provides for the development of internal policies, procedures and controls, designation of an Anti-Money Laundering Compliance Officer, an ongoing training program and independent testing of the AML Program. The Fund has delegated the responsibility to implement the AML Program monitoring to its transfer agent, subject to the oversight of the Fund’s AML Compliance Officer. The Fund will not transact business with any person or entity whose identity cannot be adequately verified in accordance with the AML Program.

Codes of Ethics

The Fund and the Adviser have adopted codes of ethics that govern the personal securities transactions of their respective personnel. Pursuant to each such code of ethics, their respective personnel may invest securities for their personal accounts (including securities that may be purchased or held by the Fund), subject to certain conditions. The Distributor relies on the principal underwriters exception under Rule 17j-1(c)(3), specifically where the Distributor is not affiliated with the Fund or the Adviser, and no officer, director, or general partner of the Distributor serves as an officer, director, or general partner of the Fund or the Adviser. Each code of ethics is available on the EDGAR Database on the SEC’s Internet site at https://www.sec.gov, and copies of each code of ethics may be obtained, after paying a duplicating fee, by e-mail at publicinfo@sec.gov.

Proxy Voting Guidelines

Federal law requires the Fund and the Adviser to adopt procedures for voting proxies (the “Proxy Voting Guidelines”) and to provide a summary of those Proxy Voting Guidelines used to vote the securities held by the Fund. Descriptions of such Proxy Voting Guidelines are attached as Appendix A to this SAI. Information about how the Fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 may be obtained (1) without charge, upon request, by calling (833) 877-3863, (2) on the SEC’s website at https://www.sec.gov, and (3) on the Fund's website at https://www.usq.com.

Portfolio Transactions

Assets of the Fund are invested by the Adviser in a manner consistent with the Fund’s investment objective, strategies, policies and restrictions, as well as with any instructions the Board may issue from time to time. Within this framework, the Adviser is responsible for making all determinations as to the purchase and sale of portfolio securities for the Fund, and for taking all steps necessary to implement securities transactions on behalf of the Fund. When placing orders, the Adviser will seek to obtain the best net results taking into account such factors as price (including applicable dealer spread), size, type and difficulty of the transaction involved, the reliability, integrity and financial condition of the firm, the firm’s general execution and operational facilities, and the firm’s risk in positioning the securities involved.

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The Fund has no obligation to deal with any broker-dealer or group of brokers or dealers in the execution of transactions in portfolio securities. The Adviser may, from time to time, direct trades to certain brokers that provide favorable commission rates, subject to the Adviser’s obligation to obtain best execution. The Fund will not purchase portfolio securities from any affiliated person acting as principal except in conformity with SEC regulations.

Brokers or dealers executing a portfolio transaction on behalf of the Fund may receive a commission in excess of the amount of commission another broker or dealer would have charged for executing the transaction if the Adviser determines in good faith that such commission is reasonable in relation to the value of brokerage and research services provided to the Fund. In allocating portfolio brokerage, the Adviser may select brokers or dealers who also provide brokerage, research and other services to other accounts over which the Adviser exercises investment discretion, if any. If the Adviser begins managing accounts other than the Fund, some of the services received as the result of Fund transactions may primarily benefit accounts other than the Fund, while services received as the result of portfolio transactions effected on behalf of those other accounts may primarily benefit the Fund.

For securities traded in the over-the-counter markets, the Adviser deals directly with the dealers who make markets in these securities unless better prices and execution are available elsewhere. The Adviser negotiates commission rates with brokers based on the quality and quantity of services provided in light of generally prevailing rates, and while the Adviser generally seeks reasonably competitive commission rates, the Fund does not necessarily pay the lowest commissions available. The Board periodically reviews the commission rates and the allocation of orders.

When consistent with the objectives of best price and execution, business may be placed with broker-dealers who furnish investment research or services to the Adviser. The commissions on such brokerage transactions with investment research or services may be higher than another broker might have charged for the same transaction in recognition of the value of research or services provided. Such research or services include advice, both orally and in writing, as to: the value of securities; the advisability of investing in, purchasing or selling securities; the availability of securities, or purchasers or sellers of securities; as well as analyses and reports concerning issues, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts. To the extent portfolio transactions are effected with broker-dealers who furnish research and/or other services to the Adviser, the Adviser receives a benefit, not capable of evaluation in dollar amounts, without providing any direct monetary benefit to the Fund from these transactions. Such research or services provided by a broker-dealer through whom the Adviser effects securities transactions for the Fund may be used by the Adviser in servicing all of its accounts. In addition, the Adviser may not use all of the research and services provided by such broker-dealer in connection with the Fund.

The Fund may also enter into arrangements, commonly referred to as “brokerage/service arrangements” with broker- dealers pursuant to which a broker-dealer agrees to pay the cost of certain products or services provided to the Fund in exchange for fund brokerage. Under a typical brokerage/service arrangement, a broker agrees to pay a portion of the Fund’s custodian, administrative or transfer agency fees, and in exchange, the Fund agrees to direct a minimum amount of brokerage to the broker. The Adviser, on behalf of the Fund, usually negotiates the terms of the contract with the service provider, which is paid directly by the broker.

The same security may be suitable for the Fund, another fund or other private accounts managed by the Adviser. If and when the Fund and two or more accounts simultaneously purchase or sell the same security, the transactions will be allocated as to price and amount in accordance with arrangements equitable to the Fund and the accounts. The simultaneous purchase or sale of the same securities by the Fund and other accounts may have a detrimental effect on the Fund, as this may affect the price paid or received by the Fund or the size of the position obtainable or able to be sold by the Fund.

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For the fiscal periods ended March 31, the Fund paid the following in brokerage commissions:

2025	2024	2023
$0	$0	$0

As of March 31, 2025, the Fund had not acquired securities of its regular brokers or dealers (as defined in Rule 10b-1 under the 1940 Act).

Portfolio Turnover

Although the Fund generally will not invest for short-term trading purposes, portfolio securities may be sold without regard to the length of time they have been held when, in the opinion of the Adviser, investment considerations warrant such action. The portfolio turnover rate is calculated by dividing (1) the lesser of purchases or sales of portfolio securities for the fiscal year by (2) the monthly average of the value of portfolio securities owned during the fiscal year. A 100% turnover rate would occur if all the securities in the Fund’s portfolio, with the exception of securities whose maturities at the time of acquisition were one year or less, were sold and either repurchased or replaced within one year. A high rate of portfolio turnover (100% or more) generally leads to higher transaction costs and may result in a greater number of taxable transactions. The Fund’s portfolio turnover rates for the fiscal years ended March 31, 2025 and 2024, were 0.03% and 1.09% respectively.

Taxes

The following is a summary of certain additional tax considerations generally affecting the Fund and its shareholders that are not described in the Prospectus. No attempt is made to present a detailed explanation of the tax treatment of the Fund or its shareholders, and the discussion here and in the Prospectus is not intended as a substitute for careful tax planning.

This “Taxes” section is based on the Code and applicable regulations in effect as of the date of this SAI. Future legislative, regulatory or administrative changes, including provisions of current law that sunset and thereafter no longer apply, or court decisions may significantly change the tax rules applicable to the Fund and its shareholders. Any of these changes or court decisions may have a retroactive effect.

This is for general information only and not tax advice. All investors should consult their own tax advisors as to the federal, state, local and foreign tax provisions applicable to them.

Taxation of the Fund. The Fund has elected and intends to qualify each year as a regulated investment company (sometimes referred to as a “regulated investment company,” “RIC” or “fund”) under Subchapter M of the Code. If the Fund so qualifies, the Fund will not be subject to federal income tax on the portion of its investment company taxable income (that is, generally, taxable interest, dividends, net short-term capital gains, and other taxable ordinary income, net of expenses, without regard to the deduction for dividends paid) and net capital gain (that is, the excess of net long-term capital gains over net short-term capital losses) that it distributes to shareholders.

In order to qualify for treatment as a regulated investment company, the Fund must satisfy the following requirements:

•    Distribution Requirement ⎯ the Fund must distribute an amount equal to the sum of at least 90% of its investment company taxable income and 90% of its net tax-exempt income, if any, for the tax year
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(including, for purposes of satisfying this distribution requirement, certain distributions made by the Fund after the close of its taxable year that are treated as made during such taxable year).

•    Income Requirement ⎯ the Fund must derive at least 90% of its gross income from dividends, interest, certain payments with respect to securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including, but not limited to, gains from options, futures or forward contracts) derived from its business of investing in such stock, securities or currencies and net income derived from qualified publicly traded partnerships (“QPTPs”).

•    Asset Diversification Test ⎯ the Fund must satisfy the following asset diversification test at the close of each quarter of the Fund’s tax year: (1) at least 50% of the value of the Fund’s assets must consist of cash and cash items, U.S. government securities, securities of other regulated investment companies, and securities of other issuers (as to which the Fund has not invested more than 5% of the value of the Fund’s total assets in securities of an issuer and as to which the Fund does not hold more than 10% of the outstanding voting securities of the issuer); and (2) no more than 25% of the value of the Fund’s total assets may be invested in the securities of any one issuer (other than U.S. government securities or securities of other regulated investment companies) or of two or more issuers which the Fund controls and which are engaged in the same or similar trades or businesses, or, in the securities of one or more QPTPs.

In some circumstances, the character and timing of income realized by the Fund for purposes of the Income Requirement or the identification of the issuer for purposes of the Asset Diversification Test is uncertain under current law with respect to a particular investment, and an adverse determination or future guidance by the Internal Revenue Service (“IRS”) with respect to such type of investment may adversely affect the Fund’s ability to satisfy these requirements. See, “Tax Treatment of Portfolio Transactions” below with respect to the application of these requirements to certain types of investments. In other circumstances, the Fund may be required to sell portfolio holdings in order to meet the Income Requirement, Distribution Requirement, or Asset Diversification Test which may have a negative impact on the Fund’s income and performance. In lieu of potential disqualification, the Fund is permitted to pay a tax for certain failures to satisfy the Asset Diversification Test or Income Requirement, which, in general, are limited to those due to reasonable cause and not willful neglect.

The Fund may use “equalization accounting” (in lieu of making some cash distributions) in determining the portion of its income and gains that has been distributed. If the Fund uses equalization accounting, it will allocate a portion of its undistributed investment company taxable income and net capital gain to tenders of Fund shares and will correspondingly reduce the amount of such income and gains that it distributes in cash. If the IRS determines that the Fund’s allocation is improper and that the Fund has under-distributed its income and gain for any taxable year, the Fund may be liable for federal income and/or excise tax. If, as a result of such adjustment, the Fund fails to satisfy the Distribution Requirement, the Fund will not qualify that year as a regulated investment company the effect of which is described in the following paragraph.

If for any taxable year the Fund does not qualify as a regulated investment company, all of its taxable income (including its net capital gain) would be subject to tax at the corporate income tax rate without any deduction for dividends paid to shareholders, and the dividends would be taxable to the shareholders as ordinary income (or possibly as qualified dividend income) to the extent of the Fund’s current and accumulated earnings and profits. Failure to qualify as a regulated investment company would thus have a negative impact on the Fund’s income and performance. Subject to savings provisions for certain failures to satisfy the Income Requirement or Asset Diversification Test which, in general, are limited to those due to reasonable cause and not willful neglect, it is possible that the Fund will not qualify as a regulated investment company in any given tax year. Even if such savings provisions apply, the Fund may be subject to a monetary sanction of $50,000 or more. Moreover, the Board reserves
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the right not to maintain the qualification of the Fund as a regulated investment company if it determines such a course of action to be beneficial to shareholders.

Portfolio turnover. For investors that hold their Fund shares in a taxable account, a high portfolio turnover rate may result in higher taxes. This is because a fund with a high turnover rate is likely to accelerate the recognition of capital gains and more of such gains are likely to be taxable as short-term rather than long-term capital gains in contrast to a comparable fund with a low turnover rate. Any such higher taxes would reduce the Fund’s after-tax performance. See, “Taxation of Fund Distributions - Distributions of capital gains” below. For non-U.S. investors, any such acceleration of the recognition of capital gains that results in more short-term and less long-term capital gains being recognized by the Fund may cause such investors to be subject to increased U.S. withholding taxes. See, “Non-U.S. Investors – Capital gain dividends” and “Interest-related dividends and short-term capital gain dividends” below.

Capital loss carryovers. The capital losses of the Fund, if any, do not flow through to shareholders. Rather, the Fund may use its capital losses, subject to applicable limitations, to offset its capital gains without being required to pay taxes on or distribute to shareholders such gains that are offset by the losses. If the Fund has a “net capital loss” (that is, capital losses in excess of capital gains), the excess (if any) of the Fund’s net short-term capital losses over its net long-term capital gains is treated as a short-term capital loss arising on the first day of the Fund’s next taxable year, and the excess (if any) of the Fund’s net long-term capital losses over its net short-term capital gains is treated as a long-term capital loss arising on the first day of the Fund’s next taxable year. Any such net capital losses of the Fund that are not used to offset capital gains may be carried forward indefinitely to reduce any future capital gains realized by the Fund in succeeding taxable years. The amount of capital losses that can be carried forward and used in any single year is subject to an annual limitation if there is a more than 50% “change in ownership” of the Fund. An ownership change generally results when shareholders owning 5% or more of the Fund increase their aggregate holdings by more than 50% over a three-year look-back period. An ownership change could result in capital loss carryovers being used at a slower rate thereby reducing the Fund’s ability to offset capital gains with those losses. An increase in the amount of taxable gains distributed to the Fund’s shareholders could result from an ownership change. The Fund undertakes no obligation to avoid or prevent an ownership change, which can occur in the normal course of shareholder purchases and repurchases or as a result of engaging in a tax-free reorganization with another fund. Moreover, because of circumstances beyond the Fund’s control, there can be no assurance that the Fund will not experience an ownership change. Additionally, if the Fund engages in a tax-free reorganization with another fund, the effect of these and other rules not discussed herein may be to disallow or postpone the use by the Fund of its capital loss carryovers (including any current year losses and built-in losses when realized) to offset its own gains or those of the other fund, or vice versa, thereby reducing the tax benefits Fund shareholders would otherwise have enjoyed from use of such capital loss carryovers.

Deferral of late year losses. The Fund may elect to treat part or all of any “qualified late year loss” as if it had been incurred in the succeeding taxable year in determining the Fund’s taxable income, net capital gain, net short-term capital gain, and earnings and profits. The effect of this election is to treat any such “qualified late year loss” as if it had been incurred in the succeeding taxable year in characterizing Fund distributions for any calendar year (see, “Taxation of Fund Distributions - Distributions of capital gains” below). A “qualified late year loss” includes:

1.any net capital loss incurred after October 31 of the current taxable year, or, if there is no such loss, any net long-term capital loss or any net short-term capital loss incurred after October 31 of the current taxable year (“post-October capital losses”), and
2.the sum of (1) the excess, if any, of (a) specified losses incurred after October 31 of the current taxable year, over (b) specified gains incurred after October 31 of the current taxable year, and (2) the excess, if any, of (a) ordinary losses incurred after December 31 of the current taxable year, over (b) the ordinary income incurred after December 31 of the current taxable year.
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The terms “specified losses” and “specified gains” mean ordinary losses and gains from the sale, exchange, or other disposition of property (including the termination of a position with respect to such property), foreign currency losses and gains, and losses and gains resulting from holding stock in a passive foreign investment company (“PFIC”) for which a mark-to-market election is in effect. The terms “ordinary losses” and “ordinary income” mean other ordinary losses and income that are not described in the preceding sentence.

Undistributed capital gains. The Fund may retain or distribute to shareholders its net capital gain for each taxable year. The Fund currently intends to distribute net capital gains. If the Fund elects to retain its net capital gain, the Fund will be taxed thereon (except to the extent of any available capital loss carryovers) at the corporate income tax rate. If the Fund elects to retain its net capital gain, it is expected that the Fund also will elect to have shareholders treated as if each received a distribution of its pro rata share of such gain, with the result that each shareholder will be required to report its pro rata share of such gain on its tax return as long-term capital gain, will receive a refundable tax credit for its pro rata share of tax paid by the Fund on the gain, and will increase the tax basis for its shares by an amount equal to the deemed distribution less the tax credit.

Federal excise tax. To avoid a 4% non-deductible excise tax, the Fund must distribute by December 31 of each year an amount equal to at least: (1) 98% of its ordinary income for the calendar year, (2) 98.2% of capital gain net income (that is, the excess of the gains from sales or exchanges of capital assets over the losses from such sales or exchanges) for the one-year period ended on October 31 of such calendar year, and (3) any prior year undistributed ordinary income and capital gain net income. The Fund may elect to defer to the following year any net ordinary loss incurred for the portion of the calendar year which is after the beginning of the Fund’s taxable year. Also, the Fund will defer any “specified gain” or “specified loss” which would be properly taken into account for the portion of the calendar year after October 31. Any net ordinary loss, specified gain, or specified loss deferred shall be treated as arising on January 1 of the following calendar year. Generally, the Fund intends to make sufficient distributions prior to the end of each calendar year to avoid any material liability for federal income and excise tax, but can give no assurances that all or a portion of such liability will be avoided. In addition, the Fund reserves the right to incur an excise tax liability if the cost to the Fund of paying a dividend to avoid an excise tax is anticipated to exceed the excise tax liability itself. Also, under certain circumstances, temporary timing or permanent differences in the realization of income and expense for book and tax purposes can result in the Fund having to pay an excise tax.

Foreign income tax. Investment income received by the Fund from sources within foreign countries may be subject to foreign income tax withheld at the source and the amount of tax withheld generally will be treated as an expense of the Fund. The United States has entered into tax treaties with many foreign countries which entitle the Fund to a reduced rate of, or exemption from, tax on such income. Some countries require the filing of a tax reclaim or other forms to receive the benefit of the reduced tax rate; whether or when the Fund will receive the tax reclaim is within the control of the individual country. Information required on these forms may not be available, such as shareholder information; therefore, the Fund may not receive the reduced treaty rates or potential reclaims. Other countries have conflicting and changing instructions and restrictive timing requirements which may cause the Fund not to receive the reduced treaty rates or potential reclaims. Other countries may subject capital gains realized by the Fund on sale or disposition of securities of that country to taxation. It is impossible to determine the effective rate of foreign tax in advance since the amount of the Fund’s assets to be invested in various countries is not known. Under certain circumstances, the Fund may elect to pass-through foreign taxes paid by the Fund to shareholders, although it reserves the right not to do so.

If the Fund makes such an election and obtains a refund of foreign taxes paid by the Fund in a prior year, the Fund may be eligible to reduce the amount of foreign taxes reported by the Fund to its shareholders, generally by the
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amount of the foreign taxes refunded, for the year in which the refund is received. See, “Taxation of Fund Distributions – Pass-through of foreign tax credits.”

Taxation of Fund Distributions. The Fund anticipates distributing substantially all of its investment company taxable income and net capital gain for each taxable year. Distributions by the Fund will be treated in the manner described below regardless of whether such distributions are paid in cash or reinvested in additional shares of the Fund. The Fund will send you information annually as to the federal income tax consequences of distributions made (or deemed made) during the year.

Distributions of net investment income. The Fund receives ordinary income generally in the form of dividends and/or interest on its investments. The Fund may also recognize ordinary income from other sources, including, but not limited to, certain gains on foreign currency-related transactions. This income, less expenses incurred in the operation of the Fund, constitutes the Fund’s net investment income from which dividends may be paid to you. If you are a taxable investor, distributions of net investment income generally are taxable as ordinary income to the extent of the Fund’s earnings and profits. In the case of the Fund whose strategy includes investing in stocks of corporations, a portion of the income dividends paid to you may be qualified dividends eligible to be taxed at reduced rates. See the discussion below under the headings, “Qualified dividend income for individuals” and “Dividends-received deduction for corporations.”

Distributions of capital gains. The Fund may derive capital gain and loss in connection with sales or other dispositions of its portfolio securities. Distributions derived from the excess of net short-term capital gain over net long-term capital loss will be taxable to you as ordinary income. Distributions paid from the excess of net long-term capital gain over net short-term capital loss will be taxable to you as long-term capital gain, regardless of how long you have held your shares in the Fund. Any net short-term or long-term capital gain realized by the Fund (net of any capital loss carryovers) generally will be distributed once each year and may be distributed more frequently, if necessary, in order to reduce or eliminate federal excise or income taxes on the Fund.

Returns of capital. Distributions by the Fund that are not paid from earnings and profits will be treated as a return of capital to the extent of (and in reduction of) the shareholder’s tax basis in his shares; any excess will be treated as gain from the sale of his shares. Thus, the portion of a distribution that constitutes a return of capital will decrease the shareholder’s tax basis in his Fund shares (but not below zero), and will result in an increase in the amount of gain (or decrease in the amount of loss) that will be recognized by the shareholder for tax purposes on the later sale of such Fund shares. Return of capital distributions can occur for a number of reasons including, among others, the Fund over-estimates the income to be received from certain investments such as those classified as partnerships or equity REITs (see, “Tax Treatment of Portfolio Transactions—Investments in U.S. REITs” below).

Qualified dividend income for individuals. Ordinary income dividends reported by the Fund to shareholders as derived from qualified dividend income will be taxed in the hands of individuals and other noncorporate shareholders at the rates applicable to long-term capital gain. “Qualified dividend income” means dividends paid to the Fund (a) by domestic corporations, (b) by foreign corporations that are either (i) incorporated in a possession of the United States, or (ii) are eligible for benefits under certain income tax treaties with the United States that include an exchange of information program, or (c) with respect to stock of a foreign corporation that is readily tradable on an established securities market in the United States. Both the Fund and the investor must meet certain holding period requirements to qualify Fund dividends for this treatment. Specifically, the Fund must hold the stock for at least 61 days during the 121-day period beginning 60 days before the stock becomes ex-dividend. Similarly, investors must hold their Fund shares for at least 61 days during the 121-day period beginning 60 days before the Fund distribution goes ex-dividend. Income derived from investments in derivatives, fixed-income securities, U.S. REITs, PFICs, and income received “in lieu of” dividends in a securities lending transaction generally is not eligible for treatment as qualified dividend income. If the qualifying dividend income received by the Fund is equal to or greater than 95% of the Fund’s gross
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income (exclusive of net capital gain) in any taxable year, all of the ordinary income dividends paid by the Fund will be qualifying dividend income.

Dividends-received deduction for corporations. For corporate shareholders, a portion of the dividends paid by the Fund may qualify for the 50% corporate dividends-received deduction. The portion of dividends paid by the Fund that so qualifies will be reported by the Fund to shareholders each year and cannot exceed the gross amount of dividends received by the Fund from domestic (U.S.) corporations. The availability of the dividends-received deduction is subject to certain holding period and debt financing restrictions that apply to both the Fund and the investor. Specifically, the amount that the Fund may report as eligible for the dividends-received deduction will be reduced or eliminated if the shares on which the dividends earned by the Fund were debt-financed or held by the Fund for less than a minimum period of time, generally 46 days during a 91-day period beginning 45 days before the stock becomes ex-dividend. Similarly, if your Fund shares are debt-financed or held by you for less than a 46-day period then the dividends-received deduction for Fund dividends on your shares may also be reduced or eliminated. Income derived by the Fund from investments in derivatives, fixed-income and foreign securities generally is not eligible for this treatment.

Qualified REIT dividends. Under the 2017 legislation commonly known as the Tax Cuts and Jobs Act (“TCJA”), “qualified REIT dividends” (i.e., ordinary REIT dividends other than capital gain dividends and portions of REIT dividends designated as qualified dividend income) are treated as eligible for a 20% deduction by noncorporate taxpayers. This deduction, if allowed in full, equates to a maximum effective tax rate of 29.6% (37% top rate applied to income after 20% deduction). The Fund may choose to report the special character of “qualified REIT dividends” to its shareholders, provided both the Fund and the shareholder meet certain holding period requirements. The amount of a RIC’s dividends eligible for the 20% deduction for a taxable year is limited to the excess of the RIC’s qualified REIT dividends for the taxable year over allocable expenses. A noncorporate shareholder receiving such dividends would treat them as eligible for the 20% deduction, provided the shareholder meets certain holding period requirements for its shares in the RIC (i.e., generally, RIC shares must be held by the shareholder for more than 45 days during the 91-day period beginning on the date that is 45 days before the date on which the shares become ex-dividend with respect to such dividend).

Impact of realized but undistributed income and gains, and net unrealized appreciation of portfolio securities. At the time of your purchase of shares, the Fund’s NAV may reflect undistributed income, undistributed capital gains, or net unrealized appreciation of portfolio securities held by the Fund. A subsequent distribution to you of such amounts, although constituting a return of your investment, would be taxable, and would be taxed as ordinary income (some portion of which may be taxed as qualified dividend income), capital gains, or some combination of both, unless you are investing through a tax-advantaged arrangement, such as a 401(k) plan or an individual retirement account. The Fund may be able to reduce the amount of such distributions from capital gains by utilizing its capital loss carryovers, if any.

Pass-through of foreign tax credits. If more than 50% of the Fund’s total assets at the end of a fiscal year is invested in foreign securities, the Fund may elect to pass through to you your pro rata share of foreign taxes paid by the Fund. If this election is made, the Fund may report more taxable income to you than it actually distributes. You will then be entitled either to deduct your share of these taxes in computing your taxable income, or to claim a foreign tax credit for these taxes against your U.S. federal income tax (subject to limitations for certain shareholders). The Fund will provide you with the information necessary to claim this deduction or credit on your personal income tax return if it makes this election. No deduction for foreign tax may be claimed by a noncorporate shareholder who does not itemize deductions or who is subject to the alternative minimum tax. Shareholders may be unable to claim a credit for the full amount of their proportionate shares of the foreign income tax paid by the Fund due to certain limitations that may apply. The Fund reserves the right not to pass through to its shareholders the amount of foreign income taxes paid by
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the Fund. Additionally, any foreign tax withheld on payments made “in lieu of” dividends or interest will not qualify for the pass-through of foreign tax credits to shareholders. See, “Tax Treatment of Portfolio Transactions – Securities lending” below.

Tax credit bonds. If the Fund holds, directly or indirectly, one or more “tax credit bonds” (including build America bonds, clean renewable energy bonds and qualified tax credit bonds) on one or more applicable dates during a taxable year, the Fund may elect to permit its shareholders to claim a tax credit on their income tax returns equal to each shareholder’s proportionate share of tax credits from the applicable bonds that otherwise would be allowed to the Fund. In such a case, shareholders must include in gross income (as interest) their proportionate share of the income attributable to their proportionate share of those offsetting tax credits. A shareholder’s ability to claim a tax credit associated with one or more tax credit bonds may be subject to certain limitations imposed by the Code. (Under the TCJA, the build America bonds, clean renewable energy bonds and certain other qualified bonds may no longer be issued after December 31, 2017.) Even if the Fund is eligible to pass through tax credits to shareholders, the Fund may choose not to do so.

U.S. government securities. Income earned on certain U.S. government obligations is exempt from state and local personal income taxes if earned directly by you. States also grant tax-free status to dividends paid to you from interest earned on direct obligations of the U.S. government, subject in some states to minimum investment or reporting requirements that must be met by the Fund. Income on investments by the Fund in certain other obligations, such as repurchase agreements collateralized by U.S. government obligations, commercial paper and federal agency-backed obligations (e.g., GNMA or FNMA obligations) generally does not qualify for tax-free treatment. The rules on exclusion of this income are different for corporations.

Dividends declared in December and paid in January. Ordinarily, shareholders are required to take distributions by the Fund into account in the year in which the distributions are made. However, dividends declared in October, November or December of any year and payable to shareholders of record on a specified date in such a month will be deemed to have been received by the shareholders (and made by the Fund) on December 31 of such calendar year if such dividends are actually paid in January of the following year. Shareholders will be advised annually as to the U.S. federal income tax consequences of distributions made (or deemed made) during the year in accordance with the guidance that has been provided by the IRS.

Medicare tax. A 3.8% Medicare tax is imposed on net investment income earned by certain individuals, estates and trusts. “Net investment income,” for these purposes, means investment income, including ordinary dividends and capital gain distributions received from the Fund and net gains from redemptions or other taxable dispositions of Fund shares, reduced by the deductions properly allocable to such income. In the case of an individual, the tax will be imposed on the lesser of (1) the shareholder’s net investment income or (2) the amount by which the shareholder’s modified adjusted gross income exceeds $250,000 (if the shareholder is married and filing jointly or a surviving spouse), $125,000 (if the shareholder is married and filing separately) or $200,000 (in any other case). This Medicare tax, if applicable, is reported by you on, and paid with, your federal income tax return.

Repurchases of Fund Shares. Repurchases of Fund Shares pursuant to a repurchase offer will be treated as a sale or exchange of the Shares if the repurchase (a) results in a complete termination of the Shareholder’s interest in the Fund, (b) is “substantially disproportionate” with respect to the Shareholder (generally meaning that after the repurchase the Shareholder’s percentage interest in the Fund is less than 80% of his or her percentage interest prior to the repurchase), or (c) is “not essentially equivalent to a dividend.” In determining whether any of these tests has been met a Shareholder generally needs to take into account Shares that he or she owns directly or is considered to own under certain constructive ownership rules in the Code. If any of these three tests is met, a repurchase of Fund Shares will result in a taxable gain or loss equal to the difference between the amount realized and the Shareholder’s basis in
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the Shares repurchased. Such gain or loss will be treated as capital gain or loss if the Shares are capital assets in the Shareholder’s hands, and will be long-term capital gain or loss if the Shares are held for more than one year and short-term capital gain or loss if the Shares are held for one year or less. Capital losses in any year are deductible only to the extent of capital gains plus, in the case of a noncorporate taxpayer, $3,000 of ordinary income.

If none of the three tests described above is met with respect to a repurchase, then amounts received by a Shareholder will be taxable (1) as a dividend to the extent of such Shareholder’s allocable share of the Fund’s current and accumulated earnings and profits, (2) thereafter, as a non-taxable return of capital to the extent of the Shareholder’s adjusted basis, and (3) thereafter, as taxable gain. Any adjusted basis in the Shares repurchased that exceeds the amount of the non-taxable return of capital under the preceding sentence will be reassigned to the remaining Shares held by the Shareholder. Under such circumstances, it is also possible that the other Shareholders may be considered to have received a deemed distribution of all or a portion of their allocable shares of the Fund’s current and accumulated earnings and profits.

Tax basis information. The Fund is required to report to you and the IRS annually on Form 1099-B the cost basis of shares purchased or acquired where the cost basis of the shares is known by the Fund (referred to as “covered shares”) and that are disposed of thereafter. However, cost basis reporting is not required for certain shareholders, including shareholders investing in the Fund through a tax-advantaged retirement account, such as a 401(k) plan or an individual retirement account. The cost basis of your Fund shares sold or exchanged will be computed and reported by taking into account all of the applicable adjustments to cost basis and holding periods as required by the Code and Treasury regulations for purposes of reporting these amounts to you and the IRS. However, the Fund is not required to, and in many cases the Fund does not possess the information to, take all possible basis, holding period or other adjustments into account in reporting cost basis information to you. Therefore, shareholders should carefully review the cost basis information provided and make any additional basis, holding period or other adjustments that are required when reporting these amounts on their federal income tax returns.

Wash sales. All or a portion of any loss that you realize on repurchase of your Fund shares will be disallowed to the extent that you buy other shares in the Fund (through reinvestment of dividends or otherwise) within 30 days before or after your share tender. Any loss disallowed under these rules will be added to your tax basis in the new shares.

Tenders at a loss within six months of purchase. Any loss incurred on repurchase of shares held for six months or less will be treated as long-term capital loss to the extent of any long-term capital gain distributed to you by the Fund on those shares.

Reportable transactions. Under Treasury regulations, if a shareholder recognizes a loss with respect to the Fund’s shares of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder (or certain greater amounts over a combination of years), the shareholder must file with the IRS a disclosure statement on Form 8886. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Tax Treatment of Portfolio Transactions. Set forth below is a general description of the tax treatment of certain types of securities, investment techniques and transactions that may apply to the Fund and, in turn, affect the amount, character and timing of dividends and distributions payable by the Fund to its shareholders. This section should be read in conjunction with the discussion above under “Investment Policies and Associated Risks” for a detailed description of the various types of securities and investment techniques that apply to the Fund.

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In general. In general, gain or loss recognized by the Fund on the sale or other disposition of portfolio investments will be a capital gain or loss. Such capital gain and loss may be long-term or short-term depending, in general, upon the length of time a particular investment position is maintained and, in some cases, upon the nature of the transaction. Property held for more than one year generally will be eligible for long-term capital gain or loss treatment. The application of certain rules described below may serve to alter the manner in which the holding period for a security is determined or may otherwise affect the characterization as long-term or short-term, and also the timing of the realization and/or character, of certain gains or losses.

Certain fixed-income investments. Gain recognized on the disposition of a debt obligation purchased by the Fund at a market discount (generally, at a price less than its principal amount) will be treated as ordinary income to the extent of the portion of the market discount which accrued during the period of time the Fund held the debt obligation unless the Fund made a current inclusion election to accrue market discount into income as it accrues. If the Fund purchases a debt obligation (such as a zero coupon security or pay-in-kind security) that was originally issued at a discount, the Fund generally is required to include in gross income each year the portion of the original issue discount which accrues during such year. Therefore, a fund’s investment in such securities may cause the Fund to recognize income and make distributions to shareholders before it receives any cash payments on the securities. To generate cash to satisfy those distribution requirements, the Fund may have to sell portfolio securities that it otherwise might have continued to hold or to use cash flows from other sources such as the sale of fund shares.

Investments in debt obligations that are at risk of or in default present tax issues for the Fund. Tax rules are not entirely clear about issues such as whether and to what extent the Fund should recognize market discount on a debt obligation, when the Fund may cease to accrue interest, original issue discount or market discount, when and to what extent the Fund may take deductions for bad debts or worthless securities and how the Fund should allocate payments received on obligations in default between principal and income. These and other related issues will be addressed by the Fund in order to ensure that it distributes sufficient income to preserve its status as a regulated investment company.

PFIC investments. The Fund may invest in securities of foreign companies that may be classified under the Code as PFICs. In general, a foreign company is classified as a PFIC if at least one-half of its assets constitute investment- type assets or 75% or more of its gross income is investment-type income. When investing in PFIC securities, the Fund intends to mark-to-market these securities under certain provisions of the Code and recognize any unrealized gains as ordinary income at the end of the Fund’s fiscal and excise tax years. Deductions for losses are allowable only to the extent of any current or previously recognized gains. These gains (reduced by allowable losses) are treated as ordinary income that the Fund is required to distribute, even though it has not sold or received dividends from these securities. You should also be aware that the designation of a foreign security as a PFIC security will cause its income dividends to fall outside of the definition of qualified foreign corporation dividends. These dividends generally will not qualify for the reduced rate of taxation on qualified dividends when distributed to you by the Fund. Foreign companies are not required to identify themselves as PFICs. Due to various complexities in identifying PFICs, the Fund can give no assurances that it will be able to identify portfolio securities in foreign corporations that are PFICs in time for the Fund to make a mark-to-market election. If the Fund is unable to identify an investment as a PFIC and thus does not make a mark-to-market election, the Fund may be subject to U.S. federal income tax on a portion of any “excess distribution” or gain from the disposition of such shares even if such income is distributed as a taxable dividend by the Fund to its shareholders. Additional charges in the nature of interest may be imposed on the Fund in respect of deferred taxes arising from such distributions or gains.

Investments in U.S. REITs. A U.S. REIT is not subject to federal income tax on the income and gains it distributes to shareholders. Dividends paid by a U.S. REIT, other than capital gain distributions, will be taxable as ordinary income up to the amount of the U.S. REIT’s current and accumulated earnings and profits. Capital gain dividends paid by a
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U.S. REIT to the Fund will be treated as long-term capital gains by the Fund and, in turn, may be distributed by the Fund to its shareholders as a capital gain distribution. Because of certain noncash expenses, such as property depreciation, an equity U.S. REIT’s cash flow may exceed its taxable income. The equity U.S. REIT, and in turn the Fund, may distribute this excess cash to shareholders in the form of a return of capital distribution. However, if a U.S. REIT is operated in a manner that fails to qualify as a REIT, an investment in the U.S. REIT would become subject to double taxation, meaning the taxable income of the U.S. REIT would be subject to federal income tax at the corporate income tax rate without any deduction for dividends paid to shareholders and the dividends would be taxable to shareholders as ordinary income (or possibly as qualified dividend income) to the extent of the U.S. REIT’s current and accumulated earnings and profits. Also, see, “Tax Treatment of Portfolio Transactions - Investment in taxable mortgage pools (excess inclusion income)” and “Non-U.S. Investors -Investment in U.S. real property” below with respect to certain other tax aspects of investing in U.S. REITs.

Investment in non-U.S. REITs. While non-U.S. REITs often use complex acquisition structures that seek to minimize taxation in the source country, an investment by the Fund in a non-U.S. REIT may subject the Fund, directly or indirectly, to corporate taxes, withholding taxes, transfer taxes and other indirect taxes in the country in which the real estate acquired by the non-U.S. REIT is located. The Fund’s pro rata share of any such taxes will reduce the Fund’s return on its investment. The Fund’s investment in a non-U.S. REIT may be considered an investment in a PFIC, as discussed above in PFIC investments.” Additionally, foreign withholding taxes on distributions from the non-U.S. REIT may be reduced or eliminated under certain tax treaties, as discussed above in “Taxation of the Fund — Foreign income tax.” Also, the Fund in certain limited circumstances may be required to file an income tax return in the source country and pay tax on any gain realized from its investment in the non-U.S. REIT under rules similar to those in the United States which tax foreign persons on gain realized from dispositions of interests in U.S. real estate.

Investment in taxable mortgage pools (excess inclusion income). Under a Notice issued by the IRS, the Code and Treasury regulations to be issued, a portion of the Fund’s income from a U.S. REIT that is attributable to the REIT’s residual interest in a real estate mortgage investment conduit (“REMIC”) or equity interests in a “taxable mortgage pool” (referred to in the Code as an excess inclusion) will be subject to federal income tax in all events. The excess inclusion income of a regulated investment company, such as the Fund, will be allocated to shareholders of the regulated investment company in proportion to the dividends received by such shareholders, with the same consequences as if the shareholders held the related REMIC residual interest or, if applicable, taxable mortgage pool directly. In general, excess inclusion income allocated to shareholders (i) cannot be offset by net operating losses (subject to a limited exception for certain thrift institutions), (ii) will constitute unrelated business taxable income (“UBTI”) to entities (including qualified pension plans, individual retirement accounts, 401(k) plans, Keogh plans or other tax-exempt entities) subject to tax on UBTI, thereby potentially requiring such an entity that is allocated excess inclusion income, and otherwise might not be required to file a tax return, to file a tax return and pay tax on such income, and (iii) in the case of a foreign stockholder, will not qualify for any reduction in U.S. federal withholding tax. In addition, if at any time during any taxable year a “disqualified organization” (which generally includes certain cooperatives, governmental entities, and tax-exempt organizations not subject to UBTI) is a record holder of a share in a regulated investment company, then the regulated investment company will be subject to a tax equal to that portion of its excess inclusion income for the taxable year that is allocable to the disqualified organization, multiplied by the corporate income tax rate. The Notice imposes certain reporting requirements upon regulated investment companies that have excess inclusion income. There can be no assurance that the Fund will not allocate to shareholders excess inclusion income.

These rules are potentially applicable to the Fund with respect to any income it receives from the equity interests of certain mortgage pooling vehicles, either directly or, as is more likely, through an investment in a U.S. REIT. It is unlikely that these rules will apply to the Fund that has a non-REIT strategy.

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Investments in partnerships and QPTPs. For purposes of the Income Requirement, income derived by the Fund from a partnership that is not a QPTP will be treated as qualifying income only to the extent such income is attributable to items of income of the partnership that would be qualifying income if realized directly by the Fund.

While the rules are not entirely clear with respect to the Fund investing in a partnership outside a master-feeder structure, for purposes of testing whether the Fund satisfies the Asset Diversification Test, the Fund generally is treated as owning a pro rata share of the underlying assets of a partnership. See, “Taxation of the Fund.” In contrast, different rules apply to a partnership that is a QPTP. A QPTP is a partnership (a) the interests in which are traded on an established securities market, (b) that is treated as a partnership for federal income tax purposes, and (c) that derives less than 90% of its income from sources that satisfy the Income Requirement (e.g., because it invests in commodities). All of the net income derived by the Fund from an interest in a QPTP will be treated as qualifying income but the Fund may not invest more than 25% of its total assets in one or more QPTPs. However, there can be no assurance that a partnership classified as a QPTP in one year will qualify as a QPTP in the next year. Any such failure to annually qualify as a QPTP might, in turn, cause the Fund to fail to qualify as a regulated investment company. Although, in general, the passive loss rules of the Code do not apply to RICs, such rules do apply to the Fund with respect to items attributable to an interest in a QPTP. Fund investments in partnerships, including in QPTPs, may result in the Fund being subject to state, local or foreign income, franchise or withholding tax liabilities.

Securities lending. While securities are loaned out by the Fund, the Fund generally will receive from the borrower amounts equal to any dividends or interest paid on the borrowed securities. For federal income tax purposes, payments made “in lieu of” dividends are not considered dividend income. These distributions will neither qualify for the reduced rate of taxation for individuals on qualified dividends nor the 50% dividends-received deduction for corporations. Also, any foreign tax withheld on payments made “in lieu of” dividends or interest will not qualify for the pass-through of foreign tax credits to shareholders.

Investments in convertible securities. Convertible debt is ordinarily treated as a “single property” consisting of a pure debt interest until conversion, after which the investment becomes an equity interest. If the security is issued at a premium (i.e., for cash in excess of the face amount payable on retirement), the creditor-holder may amortize the premium over the life of the bond. If the security is issued for cash at a price below its face amount, the creditor- holder must accrue original issue discount in income over the life of the debt. The creditor-holder’s exercise of the conversion privilege is treated as a nontaxable event. Mandatorily convertible debt (e.g., an exchange traded note or ETN issued in the form of an unsecured obligation that pays a return based on the performance of a specified market index, exchange currency, or commodity) is often, but not always, treated as a contract to buy or sell the reference property rather than debt. Similarly, convertible preferred stock with a mandatory conversion feature is ordinarily, but not always, treated as equity rather than debt. Dividends received generally are qualified dividend income and eligible for the corporate dividends-received deduction. In general, conversion of preferred stock for common stock of the same corporation is tax-free. Conversion of preferred stock for cash is a taxable redemption. Any redemption premium for preferred stock that is redeemable by the issuing company might be required to be amortized under original issue discount principles.

Investments in securities of uncertain tax character. The Fund may invest in securities the U.S. federal income tax treatment of which may not be clear or may be subject to recharacterization by the IRS. To the extent the tax treatment of such securities or the income from such securities differs from the tax treatment expected by the Fund, it could affect the timing or character of income recognized by the Fund, requiring the Fund to purchase or sell securities, or otherwise change its portfolio, in order to comply with the tax rules applicable to regulated investment companies under the Code.

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Backup Withholding. By law, the Fund may be required to withhold a portion of your taxable dividends and sales proceeds unless you:

iprovide your correct social security or taxpayer identification number, iicertify that this number is correct,
iiicertify that you are not subject to backup withholding, and ivcertify that you are a U.S. person (including a U.S. resident alien).

The Fund also must withhold if the IRS instructs it to do so. When withholding is required, the amount will be 24% of any distributions or proceeds paid. Backup withholding is not an additional tax. Any amounts withheld may be credited against the shareholder’s U.S. federal income tax liability, provided the appropriate information is furnished to the IRS. Certain payees and payments are exempt from backup withholding and information reporting. The special U.S. tax certification requirements applicable to non-U.S. investors to avoid backup withholding are described under the “Non-U.S. Investors” heading below.

Non-U.S. Investors. Non-U.S. investors (shareholders who, as to the United States, are nonresident alien individuals, foreign trusts or estates, foreign corporations, or foreign partnerships) may be subject to U.S. withholding and estate tax and are subject to special U.S. tax certification requirements. Non-U.S. investors should consult their tax advisors about the applicability of U.S. tax withholding and the use of the appropriate forms to certify their status.

In general. The United States imposes a flat 30% withholding tax (or a withholding tax at a lower treaty rate) on U.S. source dividends, including on income dividends paid to you by the Fund, subject to certain exemptions described below. However, notwithstanding such exemptions from U.S. withholding at the source, any dividends and distributions of income and capital gains, including the proceeds from the sale of your Fund shares, will be subject to backup withholding at a rate of 24% if you fail to properly certify that you are not a U.S. person.

Capital gain dividends. In general, capital gain dividends reported by the Fund to shareholders, as paid from its net long-term capital gains, other than long-term capital gains realized on disposition of U.S. real property interests (see the discussion below), are not subject to U.S. withholding tax unless you are a nonresident alien individual present in the United States for a period or periods aggregating 183 days or more during the calendar year.

Interest-related dividends and short-term capital gain dividends. Generally, dividends reported by the Fund to shareholders as interest-related dividends and paid from its qualified net interest income from U.S. sources are not subject to U.S. withholding tax. “Qualified interest income” includes, in general, U.S. source (1) bank deposit interest, (2) short-term original discount, (3) interest (including original issue discount, market discount, or acquisition discount) on an obligation that is in registered form, unless it is earned on an obligation issued by a corporation or partnership in which the Fund is a 10-percent shareholder or is contingent interest, and (4) any interest-related dividend from another regulated investment company. Similarly, short-term capital gain dividends reported by the Fund to shareholders as paid from its net short-term capital gains, other than short-term capital gains realized on disposition of U.S. real property interests (see the discussion below), are not subject to U.S. withholding tax unless you were a nonresident alien individual present in the United States for a period or periods aggregating 183 days or more during the calendar year.

The Fund reserves the right to not report interest-related dividends or short-term capital gain dividends. Additionally, the Fund’s reporting of interest-related dividends or short-term capital gain dividends may not be passed through to shareholders by intermediaries who have assumed tax reporting responsibilities for this income in managed or omnibus accounts due to systems limitations or operational constraints.

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Net investment income from dividends on stock and foreign source interest income continue to be subject to withholding tax; foreign tax credits. Ordinary dividends paid by the Fund to non-U.S. investors on the income earned on portfolio investments in (i) the stock of domestic and foreign corporations and (ii) the debt of foreign issuers continue to be subject to U.S. withholding tax. Foreign shareholders may be subject to U.S. withholding tax at a rate of 30% on the income resulting from an election to pass-through foreign tax credits to shareholders, but may not be able to claim a credit or deduction with respect to the withholding tax for the foreign tax treated as having been paid by them.

Income effectively connected with a U.S. trade or business. If the income from the Fund is effectively connected with a U.S. trade or business carried on by a foreign shareholder, then ordinary income dividends, capital gain dividends and any gains realized upon the sale or tender of shares of the Fund will be subject to U.S. federal income tax at the rates applicable to U.S. citizens or domestic corporations and require the filing of a nonresident U.S. income tax return.

Investment in U.S. real property. The Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”) makes non-U.S. persons subject to U.S. tax on disposition of a U.S. real property interest (“USRPI”) as if he or she were a U.S. person. Such gain is sometimes referred to as FIRPTA gain. The Fund may invest in equity securities of corporations that invest in USRPI, including U.S. REITs, which may trigger FIRPTA gain to the Fund’s non-U.S. shareholders.

The Code provides a look-through rule for distributions of FIRPTA gain when a RIC is classified as a qualified investment entity. A RIC will be classified as a qualified investment entity if, in general, 50% or more of the RIC’s assets consist of interests in U.S. REITs and other U.S. real property holding corporations (“USRPHC”). If a RIC is a qualified investment entity and the non-U.S. shareholder owns more than 5% of a class of Fund shares at any time during the one-year period ending on the date of the FIRPTA distribution, the FIRPTA distribution to the non-U.S. shareholder is treated as gain from the disposition of a USRPI, causing the distribution to be subject to U.S. withholding tax at the corporate income tax rate, and requiring the non-US shareholder to file a nonresident U.S. income tax return. In addition, even if the non-U.S. shareholder does not own more than 5% of a class of Fund shares, but the Fund is a qualified investment entity, the FIRPTA distribution will be taxable as ordinary dividends (rather than as a capital gain or short-term capital gain dividend) subject to withholding at 30% or lower treaty rate.

FIRPTA “wash sale” rule. If the Fund is a qualified investment entity that is domestically controlled (i.e., less than 50% in value of the Fund has been owned directly or indirectly by non-U.S. shareholders during the 5-year period ending on the date of disposition) and a non-U.S. shareholder of the Fund (i) disposes of his interest in the Fund during the 30-day period preceding a FIRPTA distribution, (ii) acquires an identical stock interest during the 61-day period beginning the first day of such 30-day period preceding the FIRPTA distribution, and (iii) does not in fact receive the FIRPTA distribution in a manner that subjects the non-U.S. shareholder to tax under FIRPTA, then the non-U.S. shareholder is required to pay U.S. tax on an amount equal to the amount of the distribution that was not taxed under FIRPTA as a result of the disposition. These rules also apply to substitute dividend payments and other similar arrangements; the portion of the substitute dividend or similar payment treated as FIRPTA gain equals the portion of the RIC distribution such payment is in lieu of that otherwise would have been treated as FIRPTA gain.

Gain on sale of Fund shares as FIRPTA gain. In addition, a sale or redemption of Fund shares will be FIRPTA gain to a non-U.S. shareholder if the non-U.S. shareholder owns more than 5% of a class of shares in the Fund and the Fund is otherwise considered a USRPHC, i.e., 50% or more of the Fund’s assets consist of (1) more than 5% interests in publicly traded companies that are USRPHC, (2) interests in non-publicly traded companies that are USRPHC, and (3) interests in U.S. REITs that are not controlled by U.S. shareholders where the REIT shares are either not publicly traded or are publicly traded and the Fund owns more than 10%.

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In the unlikely event that the Fund meets the requirements described above, the gain will be taxed as income “effectively connected with a U.S. trade or business.” As a result, the non-U.S. shareholder will be required to pay
U.S. income tax on such gain and file a nonresident U.S. income tax return.

U.S. estate tax. Transfers by gift of shares of the Fund by a foreign shareholder who is a nonresident alien individual will not be subject to U.S. federal gift tax. An individual who, at the time of death, is a non-U.S. shareholder will nevertheless be subject to U.S. federal estate tax with respect to Fund shares at the graduated rates applicable to U.S. citizens and residents, unless a treaty exemption applies. If a treaty exemption is available, a decedent’s estate may nonetheless need to file a U.S. estate tax return to claim the exemption in order to obtain a U.S. federal transfer certificate. The transfer certificate will identify the property (i.e., Fund shares) as to which the U.S. federal estate tax lien has been released. In the absence of a treaty, there is a $13,000 statutory estate tax credit (equivalent to U.S. situs assets with a value of $60,000). For estates with U.S. situs assets of not more than $60,000, the Fund may accept, in lieu of a transfer certificate, an affidavit from an appropriate individual evidencing that decedent’s U.S. situs assets are below this threshold amount.

U.S. tax certification rules. Special U.S. tax certification requirements may apply to non-U.S. shareholders both to avoid U.S. backup withholding imposed at a rate of 24% and to obtain the benefits of any treaty between the United States and the shareholder’s country of residence. In general, if you are a non-U.S. shareholder, you must provide a Form W-8 BEN (or other applicable Form W-8) to establish that you are not a U.S. person, to claim that you are the beneficial owner of the income and, if applicable, to claim a reduced rate of, or exemption from, withholding as a resident of a country with which the United States has an income tax treaty. A Form W-8 BEN provided without a U.S. taxpayer identification number will remain in effect for a period beginning on the date signed and ending on the last day of the third succeeding calendar year unless an earlier change of circumstances makes the information on the form incorrect. Certain payees and payments are exempt from backup withholding.

The tax consequences to a non-U.S. shareholder entitled to claim the benefits of an applicable tax treaty may be different from those described herein. Non-U.S. shareholders are urged to consult their own tax advisors with respect to the particular tax consequences to them of an investment in the Fund, including the applicability of foreign tax.

Foreign Account Tax Compliance Act (“FATCA”). Under FATCA, the Fund will be required to withhold a 30% tax on income dividends made by the Fund to certain foreign entities, referred to as foreign financial institutions (“FFI”) or non-financial foreign entities (“NFFE”) After Dec. 31, 2018, FATCA withholding also would have applied to certain capital gain distributions, return of capital distributions and the proceeds arising from the sale of Fund shares; however, based on proposed regulations issued by the IRS, which can be relied upon currently, such withholding is no longer required unless final regulations provide otherwise (which is not expected). The FATCA withholding tax generally can be avoided: (a) by an FFI, if it reports certain direct and indirect ownership of foreign financial accounts held by U.S. persons with the FFI and (b) by an NFFE, if it meets certain certification requirements described below. The U.S. Treasury has negotiated intergovernmental agreements (“IGA”) with certain countries and is in various stages of negotiations with a number of other foreign countries with respect to one or more alternative approaches to implement FATCA; an entity in one of those countries may be required to comply with the terms of an IGA instead of U.S. Treasury regulations.

An FFI can avoid FATCA withholding if it is deemed compliant or by becoming a “participating FFI,” which requires the FFI to enter into a U.S. tax compliance agreement with the IRS under section 1471(b) of the Code (“FFI agreement”) under which it agrees to verify, report and disclose certain of its U.S. account holders and meet certain other specified requirements. The FFI will either report the specified information about the U.S. accounts to the IRS, or, to the government of the FFI’s country of residence (pursuant to the terms and conditions of applicable law and an applicable IGA entered into between the U.S. and the FFI’s country of residence), which will, in turn, report the
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specified information to the IRS. An FFI that is resident in a country that has entered into an IGA with the U.S. to implement FATCA will be exempt from FATCA withholding provided that the FFI shareholder and the applicable foreign government comply with the terms of such agreement.

An NFFE that is the beneficial owner of a payment from the Fund can avoid the FATCA withholding tax generally by certifying that it does not have any substantial U.S. owners or by providing the name, address and taxpayer identification number of each substantial U.S. owner. The NFFE will report the information to the Fund or other applicable withholding agent, which will, in turn, report the information to the IRS.

Such foreign shareholders also may fall into certain exempt, excepted or deemed compliant categories as established by U.S. Treasury regulations, IGAs, and other guidance regarding FATCA. An FFI or NFFE that invests in the Fund will need to provide the Fund with documentation properly certifying the entity’s status under FATCA in order to avoid FATCA withholding. Non-U.S. investors should consult their own tax advisors regarding the impact of these requirements on their investment in the Fund. The requirements imposed by FATCA are different from, and in addition to, the U.S. tax certification rules to avoid backup withholding described above. Shareholders are urged to consult their tax advisors regarding the application of these requirements to their own situation.

Effect of Future Legislation; Local Tax Considerations. The foregoing general discussion of U.S. federal income tax consequences is based on the Code and the regulations issued thereunder as in effect on the date of this Statement of Additional Information. Future legislative or administrative changes, including provisions of current law that sunset and thereafter no longer apply, or court decisions may significantly change the conclusions expressed herein, and any such changes or decisions may have a retroactive effect with respect to the transactions contemplated herein. Rules of state and local taxation of ordinary income, qualified dividend income and capital gain dividends may differ from the rules for U.S. federal income taxation described above. Distributions may also be subject to additional state, local and foreign taxes depending on each shareholder’s particular situation. Non-U.S. shareholders may be subject to U.S. tax rules that differ significantly from those summarized above. Shareholders are urged to consult their tax advisors as to the consequences of these and other state and local tax rules affecting investment in the Fund.

Performance Information

The Fund may compare its investment performance to appropriate market and mutual fund indices and investments for which reliable performance data is available. Such indices are generally unmanaged and are prepared by entities and organizations which track the performance of investment companies or investment advisers. Unmanaged indices often do not reflect deductions for administrative and management costs and expenses. The performance of the Fund may also be compared in publications to averages, performance rankings, or other information prepared by recognized mutual fund statistical services. Any performance information, whether related to the Fund or to the Adviser, should be considered in light of the Fund’s investment objective and policies, characteristics and the quality of the portfolio and market conditions during the time period indicated and should not be considered to be representative of what may be achieved in the future.

Independent Registered Public Accounting Firm

Cohen & Company, Ltd., 1350 Euclid Avenue, Suite 800, Cleveland, Ohio 44115, serves as the independent registered public accounting firm for the Funds. Its services include auditing the Funds’ financial statements. Cohen & Co Advisory, LLC, an affiliate of Cohen & Company, Ltd., provides tax services as requested.

Legal Counsel

Thompson Hine LLP, 41 S. High St., #1700, Columbus, Ohio 43215, serves as the Fund’s legal counsel.
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Financial Statements

The Financial Statements and independent registered public accounting firm’s report thereon contained in the Fund’s annual report dated March 31, 2025, are incorporated by reference in this Statement of Additional Information. The Fund’s annual report and semi-annual report are available upon request, without charge, by calling the Fund toll-free at (833) 877-3863.

Appendix A

PROXY VOTING POLICIES

The following information is a summary of the proxy voting guidelines for the Adviser.

Policy

Adviser accepts responsibility for voting proxies for portfolio securities held within the accounts of its clients (“Clients”), unless otherwise required by law, regulation or contract. If the Adviser decides to accept proxy voting responsibility, it will establish written policies and procedures as to the handling, research, voting and reporting of proxy voting and makes appropriate disclosures about Adviser’s proxy policies and practices. The Adviser may utilize the services of a third-party voting agent.

Background & Description

Proxy voting is an important right of shareholders and reasonable care and diligence must be undertaken to ensure that such rights are properly and timely exercised. The purpose of these proxy voting policies and procedures are to set forth the principles, guidelines and procedures by which an adviser may vote the securities owned by its clients for which Adviser exercises voting authority and discretion (the “Proxies”). These policies and procedures have been designed to ensure that Proxies are voted in the best interests of clients in accordance with fiduciary duties and Rule 206(4)-6 under the Advisers Act. Investment Advisers registered with the SEC, and which exercise voting authority with respect to client securities, are required by Rule 206(4)-6 of the Advisers Act to (a) adopt and implement written policies and procedures that are reasonably designed to ensure that client securities are voted in the best interests of clients, which must include how an Adviser addresses material conflicts that may arise between an Adviser’s interests and those of its clients; (b) to disclose to clients how they may obtain information from the Adviser with respect to the voting of proxies for their securities; (c) to describe to clients a summary of its proxy voting policies and procedures and, upon request, furnish a copy to its clients; and (d) maintain certain records relating to the Adviser’s proxy voting activities when the Adviser does have proxy voting authority. Responsibility for voting the Proxies is generally established by advisory agreements or comparable documents with clients, and proxy voting guidelines are tailored to reflect these specific contractual obligations. In addition, proxy guidelines reflect the fiduciary standards and responsibilities for accounts subject to the Employment Retirement Income Security Act of 1974, as amended (“ERISA”) set out idol Bulletin 94-2. These policies and procedures apply to any Client that has contractually delegated authority and discretion for proxy voting to the Adviser. These proxy voting policies and procedures are available to all Clients upon request, subject to the provision that these policies and procedures are subject to change at any time without notice.

Responsibility

The Investment Committee is responsible for ensuring that the appropriate written documentation and disclosures are in place representing that the Adviser votes proxies. The Investment Committee will be responsible for the implementation and monitoring of Adviser’s Proxy Voting Policies and Procedures, including associated practices, disclosures and recordkeeping, as well as oversight of a third-party voting agent, if applicable. The Investment Committee may delegate responsibility for the performance of these activities but oversight and ultimate responsibility remain with the Investment Committee.

Procedures

Adviser has adopted various procedures to implement the firm’s Proxy Voting policy and reviews to monitor and ensure that the firm’s policy is observed, implemented properly and amended or updated, as appropriate. The procedures are as follows:

PROXY VOTING GUIDELINES

The guiding principle by which Adviser votes on all matters submitted to security holders is the maximization of the ultimate economic value of our Clients’ holdings. Adviser does not permit voting decisions to be influenced in any manner that is contrary to, or dilutive of, the guiding principle set forth above. It is our policy to avoid situations where there is any conflict of interest or perceived conflict of interest affecting our voting decisions. Any conflicts of interest, regardless of whether actual or perceived, will be addressed in accordance with these policies and procedures

It is the general policy of Adviser to vote on all matters presented to security holders in any Proxy, and these policies and procedures have been designed with that in mind. However, Adviser reserves the right to abstain on any particular vote or otherwise withhold its vote on any matter if in the judgment of Adviser, the costs associated with voting such Proxy outweigh the benefits to Clients or if the circumstances make such an abstention or withholding otherwise advisable and in the best interest of our Clients, in the judgment of Adviser. While the guidelines included in the procedures are intended to provide a benchmark for voting standards, each vote is ultimately cast on a case-by-case basis, taking into consideration Adviser’s contractual obligations to our Clients and all other relevant facts and circumstances at the time of the vote (such that these guidelines may be overridden to the extent Adviser believes appropriate). Adviser may vote proxies related to the same security differently for each Client.

In the event that Adviser acts as investment adviser to a closed-end and/or open-end registered investment company and is responsible for voting their proxies, such proxies will be voted in accordance with any applicable investment restrictions of the fund and, to the extent applicable, any proxy voting procedures or resolutions or other instructions approved by an authorized person of the Fund Client.

Absent any legal or regulatory requirement to the contrary, it is generally the policy of Adviser to maintain the confidentiality of the particular votes that it casts on behalf of its Clients. Any registered investment companies managed by Adviser disclose the votes cast on their behalf in accordance with all legal and regulatory requirements. Any Client of Adviser can obtain details of how Adviser has voted the securities in its account by contacting a service representative at Adviser. Adviser does not, however, generally disclose the results of voting decisions to third parties.

CONFLICTS OF INTEREST IN CONNECTION WITH PROXY VOTING

The Investment Committee has responsibility to monitor proxy voting decisions for any conflicts of interest, regardless of whether they are actual or perceived. In addition, all Supervised Persons are expected to perform their tasks relating to the voting of Proxies in accordance with the principles set forth above, according the first priority to the economic interests of Adviser’s Clients. If at any time any Supervised Person becomes aware of any potential or actual conflict of interest or perceived conflict of interest regarding the voting policies and procedures described herein or any particular vote on behalf of any Client, he or she should contact any member of the Investment Committee or the CCO. If any Supervised Person is pressured or lobbied either from within or outside of Adviser with respect to any particular voting decision, he or she should contact any member of the Investment Committee or the CCO. The full Investment Committee will use its best judgment to address any such conflict of interest and ensure that it is resolved in the best interest of the Clients. The Investment Committee may cause any of the following actions to be taken in that regard:

•vote the relevant Proxy in accordance with the vote indicated by these guidelines;

•vote the relevant Proxy as an exception to these guidelines, provided that the reasons behind the voting decision are in the best interest of the Client, are reasonably documented and are approved by the CCO; or

•direct a third-party Proxy Voter to vote in accordance with its independent assessment of the matter.

COMMITTEE RESPONSIBILITIES

The administration of these Proxy Voting policies and procedures is governed by the Investment Committee. The Investment Committee has regular meetings, and may meet other times as deemed necessary by the Chair or any member of the Investment Committee. At each regular meeting, minutes will be taken and on an annual basis the Investment Committee will review the existing proxy voting guidelines and recommend any changes to those guidelines. In addition, the Investment Committee will review any exceptions that have occurred since the previous meeting of the Investment Committee. On all matters, the Investment Committee will make its decisions by a vote of a majority of its members. Any matter for which there is no majority agreement among members of the Investment Committee shall be referred to Operating Committee or its designee.

PROXY VOTING PROCEDURES

The Adviser is not required to vote every Fund security, and refraining from voting should not necessarily be construed as a violation of the Adviser’s fiduciary obligations. The Adviser will not ignore or neglect its security voting responsibilities, but there may be times when refraining from voting is in a Fund’s best interest.

Upon receipt of a proxy solicitation by the Adviser, either directly or as provided by the Administrator, the Adviser will present to the Investment Committee members the terms of the solicitation. The Investment Committee will determine whether or how the proxy should be voted, in accordance with the Adviser’s Proxy Voting Policies and Procedures. The Investment Committee will document the result of the discussion in its meeting minutes and the Adviser will coordinate the voting of the proxy with the Administrator.

The above Proxy Voting Policies and Procedures are designed to ensure that Client Account proxies are properly voted, material conflicts are avoided and fiduciary obligations are fulfilled. Because Supervised Persons are discouraged from engaging in any material business other than providing investment management services to Client Accounts, it is highly unlikely that any specific Client Account proxy will result in a material conflict of interest between Adviser and any Supervised Person.

In the unlikely event that (i) a specific proxy is not addressed by any of the guidelines above, and (ii) Adviser or any of its Supervised Persons has a material conflict with Client Accounts in connection with the voting of proxies, as determined by Adviser, in its sole discretion, Adviser shall (A) prohibit any conflicted Supervised Person from participating in and/or having any influence on Adviser’s evaluation of the proxy vote; (B) vote in accordance with the proxy voting recommendations of a majority of Client Accounts; or (C) follow the proxy voting recommendation of an independent third-proxy voting specialist.

Procedure for Documentation

Adviser shall maintain: (i) its voting policies and procedures; (ii) corporate action and proxy statements received;
(iii) records how and when votes were submitted; (iv) records of its Client’s requests for voting information; and (v) any documents prepared by Adviser that were material to making a decision on how to vote. All votes will be documented and maintained by the Adviser.

Rule 30b1-4 under the 1940 Act requires registered investment companies to file their complete proxy voting records on “Form N-PX” for the 12-month period ended June 30 by August 31 of each year. The Fund CCO will review all reports on Form N-PX and oversee the timely filings of all such reports on Form N-PX.

USQ CORE REAL ESTATE FUND

PART C

OTHER INFORMATION

ITEM 25.  Financial Statements and Exhibits

(1) Financial Statements:

Part A: The financial highlights for the USQ Core Real Estate Fund (the “Registrant”) for the fiscal year ended March 31, 2025 are included in Part A of this registration statement in the section entitled “Financial Highlights”

Part B: : The Registrant’s audited financial statements, including the notes thereto, and the report of Cohen & Company, Ltd. thereon, as included in the Registrant’s annual report for the fiscal year ended March 31, 2025, as filed with the Securities and Exchange Commission (“SEC”) via EDGAR on June 6, 2025, are incorporated by reference into Part B of this Registration Statement.

(2) Exhibits:

(a)	(1)	Certificate of Trust of the Registrant, dated December 2, 2016(1)
(a)	(2)	Amended and Restated Agreement and Declaration of Trust of the Registrant, dated August 28, 2017(2)
(b)		By-Laws of the Registrant (1)
(c)		Not applicable
(d)	(1)	Agreement and Declaration of Trust – Articles III, IV, V, VIII and IX(2)
		Bylaws – Articles II and VIII(1)
(d)	(2)	Multiple Class Plan(2)
(e)		Dividend Reinvestment Plan(2)
(f)		Not applicable
(g)	(1)	Form of Investment Advisory Agreement between the Registrant and Union Square Capital Partners, LLC (2)
(g)	(2)	Form of Amended and Restated Expense Limitation Agreement(3)
(h)	(1)	Form of Distribution Agreement dated September 18, 2017 between the Registrant, the Adviser and Quasar Distributors LLC(2)
(h)	(2)	Form of Dealer Agreement(2)
(h)	(3)	Distribution Plan for Class L (formerly, Class IS) Shares(2)
(h)	(4)	Form of Distribution Agreement dated March 31, 2020 between the Registrant, the Adviser and Quasar Distributors LLC(4)
(i)		Not applicable
(j)	(1)	Form of Custody Agreement between the Registrant and U.S. Bank, N.A.(2)
(j)	(2)	Custody Agreement between the Registrant and UMB Bank, N.A.(6)
(k)	(1)	Form of Transfer Agent Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC(2)
(k)	(2)	Form of Fund Administration Servicing Agreement(2)
(k)	(3)	Form of Fund Accounting Servicing Agreement(2)
(k)	(4)	Shareholder Services Plan (amended)(6)
(k)	(5)	Credit Agreement with Royal Bank of Canada(6)
(k)	(6)	Amendment to Credit Agreement with Royal Bank of Canada(8)

(l)	(1)	Opinion and Consent of Counsel(6)
	(2)	Consent of Counsel(8)
(m)		Not applicable
(n)		Consent of Independent Registered Public Accounting Firm(8)
(o)		Not applicable
(p)		Initial Seed Capital Letter(2)
(q)		Not applicable.
(r)	(1)	Code of Ethics for the Registrant(2)
(r)	(2)	Code of Ethics for Union Square Capital Partners, LLC(2)
(s)	(1)	Power of Attorney(2)
(s)	(2)	Power of Attorney(5)
(1)Incorporated herein by reference to the Registrant's Registration Statement on Form N-2, as filed with the SEC on April 6, 2017.
(2)Incorporated herein by reference to Pre-Effective Amendment No. 3 to the Registrant's Registration Statement on Form N-2, as filed with the SEC on September 20, 2017.
(3)Incorporated herein by reference to Post-Effective Amendment No. 2 to the Registrant's Registration Statement on Form N-2, as filed with the SEC on July 26, 2019.
(4)Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registrant's Registration Statement on Form N-2, as filed with the SEC on July 24, 2020.
(5)Incorporated herein by reference to Post-Effective Amendment No. 4 to the Registrant's Registration Statement on Form N-1, as filed with the SEC on July 28, 2021.
(6)Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registrant's Registration Statement on Form N-1A, as filed with the SEC on July 28, 2023.
(7)Incorporated herein by reference from Post-Effective Amendment No 8 to the Registrant's Registration Statement on Form N-1A, as filed with the SEC on July 26, 2024.
(8)Filed herewith.

ITEM 26.  Marketing Arrangements

Not applicable.

ITEM 27.   Other Expenses of Issuance and Distribution

 Not applicable.

ITEM 28.  Persons Controlled by or Under Common Control

None.

ITEM 29.  Number of Holders of Securities

The number of record holders of the Registrant’s securities as of June 30, 2025 were as follows:

Title of Class	Number of Record Holders
Class I	3,090
Class L	3

ITEM 30.  Indemnification

The Registrant’s Agreement and Declaration of Trust (the “Declaration”) provides that any person who is or was a trustee, officer, employee or other agent, including the underwriter, of the Registrant shall be liable to the Registrant only for (1) any act or omission that constitutes a bad faith violation of the implied contractual covenant of good faith and fair dealing, or (2) the person’s own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person (such conduct referred to herein as “Disqualifying Conduct”) and for nothing else. Except in these instances and to the fullest extent that limitations of liability of agents are permitted by the Delaware Statutory Trust Act (the “Delaware Act”), these Agents (as defined in the Declaration) shall not be responsible or liable for any act or omission of any other Agent of the Registrant or any investment adviser or principal underwriter. Moreover, except and to the extent provided in these instances, none of these Agents, when acting in their respective capacity as such, shall be personally liable to any other person, other than the Registrant, for any act, omission or obligation of the Registrant or any trustee thereof.

The Registrant shall indemnify, out of its property, to the fullest extent permitted under applicable law, any of the persons who was or is a party, or is threatened to be made a party to any Proceeding (as defined in the Declaration) because the person is or was an Agent of the Registrant. These persons shall be indemnified against any Expenses (as defined in the Declaration), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with the Proceeding if the person acted in good faith or, in the case of a criminal proceeding, had no reasonable cause to believe that the conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction or plea of nolo contendere or its equivalent shall not in itself create a presumption that the person did not act in good faith or that the person had reasonable cause to believe that the person’s conduct was unlawful. There shall nonetheless be no indemnification for a person’s own Disqualifying Conduct.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Additionally, with respect to indemnification against liability incurred by the Registrant’s distributor, reference is made to Section 8 of the form of Distribution Agreement dated September 18, 2017 between the Registrant and Quasar Distributors LLC, the terms of which were incorporated by reference into the Distribution Agreement dated March 31, 2020 between the Registrant and Quasar Distributors LLC.

ITEM 31.  Business and Other Connections of Investment Advisor

Union Square Capital Partners, LLC (“USQ”), 235 Whitehorse Lane, Suite 200, Kennett Square, PA 19348, serves as the investment adviser to the Registrant under an investment advisory agreement with the Registrant (the “Investment Advisory Agreement”).  The Adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended.  The Adviser is a Delaware limited liability company formed in October 2016, for the purpose of advising the Registrant.   The Adviser is wholly owned by its sole member, USQ Holding Company, LLC, a Delaware limited liability company.  USQ Holding Company, LLC is wholly owned by its sole member, Chatham Financial Corp., a Pennsylvania corporation.  Additional information regarding Union Square Capital Partners, LLC, and information as to the officers and directors of  Union Square Capital Partners, LLC, is included in its Form ADV, as filed with the SEC (registration number 801-111658), and is incorporated herein by reference.

ITEM 32.  Location of Accounts and Records

The books and records required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules under that section are maintained in the following locations:

Registrant’s Investment Advisor	Union Square Capital Partners, LLC 235 Whitehorse Lane, Suite 200 Kennett Square, PA 19348
Registrant’s Distributor	Quasar Distributors LLC 190 Middle Street, Suite 301 Portland, ME 04101
Registrant’s Fund Administrator, Fund Accountant and Transfer Agent	U.S. Bancorp Fund Services, LLC 615 East Michigan Street, 3rd Floor Milwaukee, Wisconsin 53202
Registrant’s Custodians	U.S. Bank National Association 1555 N. Rivercenter Drive, Suite 302 Milwaukee, Wisconsin 53212
UMB Bank, N.A. 1010 Grand Boulevard Kansas City, Missouri 64106

ITEM 33.  Management Services

None

ITEM 34.   Undertakings

(1)    Not Applicable
(2)    Not Applicable
(3)
a.The undersigned Registrant undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

1.to include any prospectus required by Section 10(a)(3) of the 1933 Act [15 U.S.C. 77j(a)(3)];

2.to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

3.to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

b.The undersigned Registrant undertakes that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

c.Not Applicable.

d.
1.Not Applicable.
2.The undersigned Registrant undertakes that, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: each prospectus filed pursuant to Rule 424(b) under the 1933 Act [17 CFR 230.424(b)] as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act [17 CFR 230.430A], shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

e.The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

1.any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the 1933 Act [17 CFR 230.497];

2.Not Applicable.

3.the portion of any advertisement pursuant to Rule 482 under the 1933 Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

4.any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(4)    Not Applicable.

(5)     Not Applicable.

(6)    Not Applicable.

(7)    The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all of the requirements for effectiveness of this registration statement pursuant to Rule 486(b) under the Securities Act and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, duly authorized, in the City of Kennett Square, and the State of Pennsylvania, on the 24th day of July, 2025.

USQ Core Real Estate Fund

By:	/s/ Thomas E. Miller
Thomas E. Miller, President
Pursuant to the requirements of the Securities Act, this amendment to the registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Thomas E. Miller	President	July 24, 2025
Thomas E. Miller

/s/ Gregory Fairchild *	Trustee	July 24, 2025
Gregory Fairchild

/s/ Havilah Mann *	Trustee	July 24, 2025
Havilah Mann

/s/ Edward P. Mooney Jr **	Trustee	July 24, 2025
Edward P. Mooney Jr

/s/ G. Keith Downing	Treasurer	July 24, 2025
G. Keith Downing

*By:	/s/ G. Keith Downing
G. Keith Downing
Attorney-in-Fact pursuant to Power of Attorney, previously filed.

**By:	/s/ G. Keith Downing
G. Keith Downing
Attorney-in-Fact pursuant to Power of Attorney, previously filed.

EXHIBIT INDEX

Exhibit No.	Exhibit Name
(k)(6)	Amendment to Credit Agreement with Royal Bank of Canada
(l)(2)	Consent of Thompson Hine LLP
(n)	Consent of Independent Registered Public Accounting Firm